Exemption 82-34899

APF ENERGY TRUST

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

to be held on

June 20, 2005

- and -

NOTICE OF PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

- and -

PROXY STATEMENT AND INFORMATION CIRCULAR

with respect to a

PLAN OF ARRANGEMENT

involving

APF ENERGY TRUST

- and -

THE UNITHOLDERS OF APF ENERGY TRUST

- and -

APF ENERGY INC.

- and -

ROCKYVIEW ENERGY INC.

- and -

1163947 ALBERTA INC.

and a

BUSINESS COMBINATION

involving

APF ENERGY TRUST

- and -

STARPOINT ENERGY TRUST

May 20, 2005

NOTICE FOR UNITED STATES SECURITYHOLDERS

General

The solicitation of proxies for the Meeting is not subject to the requirements of Section 14 of the United States *Securities Exchange Act of 1934*, as amended (the "**1934 Act**"). Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. APF Unitholders in the United States should be aware that such requirements are different from United States requirements applicable to registration statements under the United States *Securities Act of 1933*, as amended (the "**1933 Act**") and proxy statements under the 1934 Act. For example, the United States Securities and Exchange Commission (the "**SEC**") permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.

All financial statements included or incorporated by reference in this Information Circular have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. Consequently, such financial statements are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles.

APF Unitholders who are not residents of Canada should be aware that each of (i) the exchange of the APF Units for StarPoint Payment Units pursuant to the Merger and (ii) the receipt of securities pursuant to the Arrangement, may have tax consequences both in their jurisdictions of residence and will be subject to withholding tax in Canada. See "United States Federal Income Tax Considerations" for certain information concerning tax consequences of the Merger and the Arrangement for APF Unitholders who are United States taxpayers.

Enforcement by APF Unitholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that StarPoint, SEL, APF Trust, APF Inc. and Rockyview are or will be organized or settled, as applicable, under the laws of Alberta, Canada, that some or all of their respective officers, directors and trustees are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or substantially all of the assets of those entities and those persons are located outside the United States.

This Information Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The StarPoint Payment Units, the APF Inc. Notes, the Warrants and the Rockyview Shares are not being offered to, nor will tenders for exchange of APF Units, Warrants or APF Inc. Notes be accepted from or on behalf of, APF Unitholders in any jurisdiction in which the making of such an offer or the acceptance of such a tender would not be in compliance with the laws of such jurisdiction. In particular, Rockyview Shares will not be delivered in exchange for Warrants and APF Inc. Notes in any jurisdiction in which the acceptance of such exchange would not be in compliance with the laws of such jurisdiction. However, StarPoint, APF Trust or their respective agents may, in their sole discretion, take such action as they may deem necessary to be permitted to deliver such securities to APF Unitholders in such jurisdiction.

THE STARPOINT PAYMENT UNITS TO BE EXCHANGED FOR APF UNITS PURSUANT TO THE MERGER, THE WARRANTS, THE APF INC. NOTES AND THE ROCKYVIEW SHARES ISSUABLE IN EXCHANGE FOR WARRANTS AND APF INC. NOTES PURSUANT TO THE ARRANGEMENT, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR BY ANY STATE SECURITIES COMMISSION OR

REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Merger

Ineligible APF Unitholders, as defined below, may not receive StarPoint Payment Units issuable pursuant to the Merger. See "Ineligible APF Unitholders."

APF Unitholders should be aware that StarPoint or its affiliates, directly or indirectly, may bid for or make purchases of APF Units, or of other securities of APF Trust, prior to the Closing Date of the Merger, as permitted by applicable Canadian laws or provincial laws or regulations.

The Arrangement

The Rockyview Shares issuable pursuant to the Arrangement have not been registered under the 1933 Act and will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Rockyview Shares will not be listed for trading on any United States stock exchange. The Rockyview Shares will be freely tradable under U.S. federal securities laws, except by persons who are "affiliates" of APF Trust, Rockyview, APF Inc. or 1163947 immediately prior to the Arrangement or who will be affiliates of Rockyview after the Arrangement. Persons who may be deemed "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers, directors and principal shareholders of the issuer. See "Other Legal Matters – Information for United States Holders" in this Information Circular.

INELIGIBLE APF UNITHOLDERS

THE STARPOINT PAYMENT UNITS TO BE DELIVERED TO APF UNITHOLDERS IN EXCHANGE FOR THEIR APF UNITS PURSUANT TO THE MERGER HAVE NOT BEEN AND WILL NOT BE REGISTERED OR OTHERWISE QUALIFIED FOR DISTRIBUTION UNDER THE LAWS OF ANY JURISDICTION OUTSIDE OF CANADA. IN PARTICULAR, SUCH STARPOINT PAYMENT UNITS HAVE NOT AND WILL NOT BE REGISTERED UNDER THE 1933 ACT. EXCEPT AS PROVIDED BELOW, NO STARPOINT PAYMENT UNITS WILL BE DELIVERED TO ANY PERSON WHO IS IN THE UNITED STATES OR IN ANY OTHER JURISDICTION IN WHICH STARPOINT PAYMENT UNITS MAY NOT BE LAWFULLY DELIVERED, OR WHO APPEARS TO STARPOINT OR THE DEPOSITARY AND EXCHANGE AGENT, RELYING ON THE ADDRESS PROVIDED ON THE LETTER OF TRANSMITTAL AND ELECTION FORM SUBMITTED BY SUCH PERSON, TO BE IN THE UNITED STATES OR ONE OF SUCH OTHER JURISDICTIONS (AN "**INELIGIBLE APF UNITHOLDER**").

StarPoint Payment Units that would otherwise have been deliverable to Ineligible APF Unitholders in exchange for APF Units pursuant to the Merger will be delivered to the Depositary and Exchange Agent for sale by the Depositary and Exchange Agent on behalf of such Ineligible APF Unitholders. Such StarPoint Payment Units will be sold as soon as practicable (and in any event not later than five business days after receipt by the Depositary and Exchange Agent of the certificate for the APF Units tendered for exchange by the Ineligible APF Unitholder on whose behalf they are to be sold). Any such sale may be effected on or through the TSX or in any other securities market in which StarPoint Units are then traded, or by private sale. The Depositary and Exchange Agent may, in its absolute discretion, sell such StarPoint Payment Units as part of one or more pools created by it for administrative convenience. Promptly after the sale of StarPoint Payment Units, the Depositary and Exchange Agent will forward to each person whose StarPoint Payment Units have been sold a cheque in Canadian dollars in an amount equal to the proceeds of sale of such StarPoint Payment Units (on a pro rata basis in the case of StarPoint Payment Units sold as part of a pool and, in each case, net of all applicable commissions in respect of such sales, any other related expenses and any applicable withholding taxes).

In effecting any sale of StarPoint Payment Units, the Depositary and Exchange Agent will, subject to the foregoing, exercise its sole judgment as to the timing and manner of sale, and will not be obligated to seek or to obtain a minimum price for any StarPoint Payment Units that it is selling. The sale price of StarPoint

Payment Units sold by the Depositary and Exchange Agent will fluctuate with the market price of the StarPoint Units, and no assurance can be given that any particular price will be received in connection with any such sale. Neither StarPoint nor the Depositary and Exchange Agent will be liable for any loss arising out of any sale of StarPoint Payment Units, in accordance with the foregoing, relating to the manner or timing of such sale, the prices at which such StarPoint Payment Units are sold, or otherwise.

Ineligible APF Unitholders who desire certainty with respect to the price to be received for their APF Units may wish to consult their advisors regarding a sale of their APF Units in the open market or otherwise, rather than tendering them for exchange pursuant to the Merger.

Notwithstanding the foregoing, if an Ineligible APF Unitholder, prior to the sale of the StarPoint Payment Units for such Ineligible APF Unitholder's account, demonstrates to the satisfaction of StarPoint and its counsel, whose determination on the issue will be final and binding, that the delivery to such Ineligible APF Unitholder of StarPoint Payment Units would not, in any way, contravene any applicable law or regulation and would not require StarPoint to file any documentation, or make any application or payment of any nature whatsoever in the United States or any other jurisdiction, then StarPoint may, if it so chooses in its sole discretion, deliver StarPoint Payment Units to such Ineligible APF Unitholder.

EXCHANGE RATE OF CANADIAN DOLLAR

Except as otherwise indicated, all dollar amounts set forth in this Information Circular are in Canadian dollars. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Three Months Ended March 31, 2005	Year ended December 31,		
		2004	**2003**	**2002**
Rate at end of period	0.8269	0.8310	0.7738	0.6329
Average rate during period	0.8156	0.7719	0.7205	0.6368
Low	0.7961	0.7158	0.6350	0.6209
High	0.8322	0.8493	0.7738	0.6612

On May 19, 2005, the noon buying rate for $1.00 Canadian was equal to US$0.7920.

SUPPLEMENTAL DISCLOSURE

Distributable cash available for distribution and cash-on-cash yield are not defined terms under Canadian generally accepted accounting principles. Management of APF Trust believes that in addition to net income and net income per trust unit, distributable cash and cash available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that distributable income, income available for distribution and cash-on-cash yield should not be construed as an alternative to net income as determined by Canadian generally accepted accounting principles. **Investors are also cautioned that cash-on-cash yield represents a blend of return *of* investors' initial investment and a return *on* investors' initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

The after-tax return from an investment in trust units of a trust such as APF Trust or StarPoint, to unitholders subject to Canadian income tax, can be made up of both a return on and a return of capital. This will depend, in part, on the composition for tax purposes of distributions paid by the trust (portions of which will be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to unitholders. Returns on capital are generally taxed as ordinary income or as dividends in the hands of unitholders. Returns of capital are generally tax deferred to a Canadian resident unitholder (but reduce such unitholder's adjusted cost base in a trust unit for tax purposes).

A return on an investment in a trust such as APF Trust or StarPoint is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although APF Trust and StarPoint intend to make distributions of their available cash to their unitholders, (with respect to APF Trust until the completion of the Merger) these cash distributions may be reduced or suspended. **Cash distributions are not guaranteed.** The actual amount distributed will depend on numerous factors, including the financial performance of the subsidiaries of APF Trust or StarPoint, as applicable, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the trust units may decline if the trust's cash distributions decline in the future and that decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which they are investing, and therefore the stability of the distributions paid by APF Trust or StarPoint, as applicable. See, for example, the heading "Risk Factors" herein and the heading "Risk Factors" on pages 34 to 39 of the APF AIF and pages 57 to 65 of the StarPoint AIF (as defined herein), incorporated by reference herein. These sections also describe the applicable trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should materialize.

NOTICE OF SPECIAL MEETING OF THE UNITHOLDERS

TAKE NOTICE THAT a special meeting (the "**Meeting**") of unitholders (the "**APF Unitholders**") of APF Energy Trust ("**APF Trust**") will be held in the Lecture Theatre at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Monday, June 20, 2005 at 9:00 a.m. (Calgary time) for the following purposes:

The Arrangement

1. to consider pursuant to the Interim Order and, if deemed advisable to pass, with or without variation a special resolution (the "**Arrangement Resolution**"), the full text of which is set forth as Appendix "A" to the accompanying Proxy Statement and Information Circular, approving an arrangement involving APF Trust, its securityholders, APF Inc., Rockyview and 1163947 Alberta Inc. (the "**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta), all as more particularly set forth and described in the accompanying Information Circular;

2. to consider and, if deemed advisable to pass, the adoption of the Rockyview Stock Option Plan;

3. to consider and, if deemed advisable to pass, an ordinary resolution (the "**Private Placement Resolution**"), the full text of which is set out in the Information Circular, to approve a private placement of up to 1,826,484 units of Rockyview, each unit comprised of one Rockyview Share and one-half of a Rockyview Warrant to certain employees, officers and directors of Rockyview and certain other placees, as more particularly described in the Information Circular; and

4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Merger

1. to consider, and if deemed advisable, to pass a special resolution in the form set forth in Appendix "A" to the Information Circular to approve the merger of APF Trust with StarPoint Energy Trust ("**StarPoint**"), on the basis that each APF Unitholder would receive 0.63 of a StarPoint Payment Unit in exchange for each trust unit ("**APF Units**") of APF Trust (the "**Merger**") on the terms and conditions described in the Information Circular, and to effect all other transactions ancillary to or which are necessary to implement the Merger as described in the Information Circular; and

2. to transact such other business as may properly come before the Meeting.

Additional information relating to the proposed Merger is set forth in the accompanying Information Circular.

An APF Unitholder may attend the Meeting in person or may be represented thereat by proxy. A form of proxy for use at the Meeting or any adjournment thereof is enclosed with this Notice. APF Unitholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to the transfer agent of APF Trust, Computershare Trust Company of Canada ("**Computershare**"), by mail or facsimile to Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (a self-addressed envelope is enclosed), fax number: 416-263-9524. In order to be valid, proxies must be received by Computershare at least 24 hours, excluding Saturdays, Sundays and statutory holidays, prior to the time of the Meeting or any adjournment thereof. APF Unitholders of record as of May 11, 2005, the record date, are entitled to notice of the Meeting. No APF Unitholder who becomes an APF Unitholder after the record date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta the 20th day of May, 2005.

By Order of the Board of Directors of APF Energy Inc. as Administrator of APF Energy Trust

By: "Martin Hislop"

Chief Executive Officer

NOTICE OF PETITION

Action No. 0501-05890

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA), R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING APF ENERGY TRUST, ITS SECURITYHOLDERS, APF ENERGY INC., 1163924 ALBERTA INC. AND 1163947 ALBERTA INC.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "**Petition**") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "**Court**") on behalf of APF Energy Inc. ("**APF**"), 1163924 Alberta Inc. (by change of name Rockyview Energy Inc. ("**Rockyview**")) and 1163947 Alberta Inc. ("**1163947**") with respect to a proposed arrangement (the "**Arrangement**") under Section 193 of the *Business Corporations Act*, (Alberta), R.S.A. 2000, c. B-9, as amended (the "**ABCA**"), involving APF Energy Trust, its securityholders ("**APF Securityholders**"), APF, Rockyview and 1163947 and the holders of common shares of 1163947 issued as a result of the Arrangement, which Arrangement is described in greater detail in the Information Circular and Proxy Statement of APF dated May 20, 2005, accompanying this Notice of Petition. At the hearing of the Petition, the Petitioners intend to seek:

(a) an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(b) a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(c) such further and other orders, declarations and directions as the Court may deem just; and

(d) a declaration that the Arrangement will, upon the filing of Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms.

AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard at the Court House, 611 - 4th Street S.W., Calgary, Alberta, Canada, on June 20, 2005 at 1:15 p.m. (Calgary time) or as soon thereafter as counsel may be heard. **Any APF Securityholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such APF Securityholder or other interested party files with the Court and serves upon the Petitioners, on or before 12:00 noon on June 13, 2005, a notice of intention to appear setting out such APF Securityholder's or interested party's address for service and indicating whether such APF Securityholder or interested party intends to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court.** Service on the Petitioners is to be effected by delivery to their solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing, reference will be made to the Petition, an affidavit to be filed of an officer of APF and such further material as counsel for the Petitioners deems advisable.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, APF Securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated May 19, 2005, has given directions as to the calling and holding of a special meeting of the APF Securityholders for the purpose of such APF Securityholders voting upon a special resolution to approve the Arrangement.

AND NOTICE IS FURTHER GIVEN that the final order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States *Securities Act of 1933*, as amended, with respect to the distribution of securities of Rockyview pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any APF Securityholder or other interested party requesting the same by the undermentioned solicitors for the Petitioners upon written request delivered to such solicitors as follows:

Parlee McLaws LLP
Barristers & Solicitors
3400, 150 – 6th Avenue S.W.
Calgary, Alberta, T2P 3Y7

Attention: G. Scott Watson

DATED at the City of Calgary, in the Province of Alberta, this 20th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF APF ENERGY INC.

(signed) "*Steven Cloutier*"
Steven Cloutier
President and Chief Operating Officer
APF Energy Inc.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Information Circular (including under the headings "Background and Reasons for the Arrangement and the Merger", "Recommendation of the APF Board of Directors", "Selected Pro Forma Combined Financial Information for StarPoint and APF Trust" and "Selected Pro Forma Financial and Operational Information for Rockyview") and in the documents incorporated by reference herein are "forward-looking statements", are prospective in nature and may be indicated by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. APF Trust and APF Inc. believe the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Information Circular should not be unduly relied upon. These statements speak only as of the date of this Information Circular or as of the date specified in this Information Circular, as the case may be.

In particular, this Information Circular contains forward-looking statements pertaining to, among other things, the following:

- oil and natural gas production levels;
- the size of the oil and natural gas reserves in which APF Trust and StarPoint and their respective subsidiaries hold, and in which Rockyview will hold, working interests and/or royalty interests;
- projections of market prices, production costs, development capital and capital expenditure programs;
- future currency exchange rates;
- supply and demand for oil and natural gas;
- expectations regarding the ability of StarPoint and Rockyview to raise capital and continue to add to reserves through acquisitions and development;
- treatment under applicable tax laws and other governmental regulatory regimes; and
- timing and successful completion of the Arrangement and the Merger and the anticipated benefits to be realized from the Arrangement and the Merger, respectively.

Additionally, the actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Information Circular:

- volatility in market prices for oil and natural gas and the related sensitivities of cash distributions;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating reserves volumes and values;
- competition for, among other things, capital, acquisitions of reserves and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange and interest rates and stock market volatility;
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;

- failure to realize the anticipated benefits of the Merger, including failure to smoothly and successfully integrate the operations and resources of APF Trust and StarPoint; and

- the other factors discussed under "Risk Factors" in this Information Circular and in the APF AIF and under "Risk Factors" in the StarPoint AIF.

These factors should not be construed as exhaustive. None of APF Trust, APF Inc. or their affiliates undertakes any obligation to publicly update or revise any forward-looking statements.

PRESENTATION OF STARPOINT INFORMATION

The information concerning StarPoint and its operations, oil and gas reserves and financial results, the EnCana Acquisition and the StarPoint Prospectus Offering (including, without limitation, the information contained in Appendix "B") has been provided to APF Trust by StarPoint. Although APF Trust has no knowledge which would indicate that any statements relating to StarPoint contained herein are inaccurate or incomplete, APF Trust and its subsidiaries and their respective trustees, directors and officers do not assume any responsibility for the accuracy or completeness of such information or for any failure to disclose events which may have occurred or may affect the significance or accuracy of such information but which are unknown to APF Trust. See also "Presentation of Oil and Natural Gas Reserves and Production Information".

SUMMARY

This Summary is qualified in its entirety by the more detailed information appearing elsewhere in this Information Circular, including the Appendices hereto. Capitalized terms not otherwise defined herein have the meaning assigned thereto in the Glossary of Terms.

The Meeting

The Meeting will be held on Monday, June 20, 2005 commencing at 9:00 a.m. (Calgary time) in the Lecture Theatre at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, for the purposes set forth in the accompanying Notice of Special Meeting. The business of the Meeting will be to consider and vote upon the Arrangement (including certain ancillary matters related to the Arrangement) and the Merger (including certain ancillary matters related to the Merger) and to attend to other related business. The Arrangement will result in the creation of a new exploration and development company, Rockyview. The Merger will result in the merger of StarPoint and APF Trust on the terms described herein.

StarPoint/The EnCana Acquisition

StarPoint is a trust created under the laws of the Province of Alberta in 2004. StarPoint's primary source of income is from net profits interests, notes and securities granted or issued to StarPoint by its subsidiaries. StarPoint makes monthly cash distributions to the StarPoint Unitholders, which are derived from StarPoint's cash flow from its oil and gas properties.

On May 9, 2005, two subsidiaries of StarPoint entered into an agreement to acquire petroleum and natural gas properties and related assets from EnCana and a subsidiary of EnCana. On May 19, 2005, StarPoint filed a final prospectus offering $295.2 million of subscription receipts, entitling the holder to receive one StarPoint Unit for each subscription receipt on closing of the EnCana Acquisition, and $60.0 million of 6.5% convertible extendible unsecured subordinated debentures. The net proceeds of the offering will be used, in part, to fund the purchase of the EnCana Acquisition.

Certain additional information in respect of StarPoint and the EnCana Acquisition and StarPoint Prospectus Offering is set forth in Appendix "B" to this Information Circular.

APF Trust

APF Trust is a trust formed under the laws of the Province of Alberta in 1996. APF Trust's primary source of income is from royalty interests and notes granted or issued to APF Trust by its subsidiaries. APF Trust makes monthly cash distributions to the APF Unitholders, which are derived from cash flow from APF Trust's operating subsidiaries' natural gas and petroleum properties. Certain additional information in respect of APF Trust is set forth in Appendix "C" to this Information Circular.

Rockyview

Rockyview is a recently incorporated exploration and development corporation, formed to acquire, pursuant to the Arrangement and prior to the Merger, certain assets from APF Inc. Certain additional information in respect of Rockyview is set forth in Appendix "H" to this Information Circular.

1163947

1163947 is a recently incorporated corporation, formed to participate in the Arrangement. Certain additional information respecting 1163947 is set forth in Appendix "H" to this Information Circular.

Effect of the Arrangement Upon APF Unitholders

After giving effect to the Arrangement, Rockyview will have acquired the Rockyview Assets from APF Inc. Those APF Unitholders who have exercised or are deemed to have exercised the Warrants distributed pursuant to the Arrangement will have become shareholders of Rockyview and have tendered their APF Inc. Notes in satisfaction of the exercise price of the Warrants. APF Unitholders who elect not to exercise their Warrants will retain APF Inc.

Notes. APF Unitholders who fail to make any election or fail to properly complete the Letter of Transmittal and Election Form will be deemed to have elected to exercise their Warrants and become shareholders of Rockyview. See "The Arrangement – Effect of the Arrangement Upon APF Unitholders" and "The Arrangement – Details of the Arrangement".

If all APF Unitholders, including APF Unitholders who are Non-Residents of Canada elect to exercise their Warrants and become shareholders of Rockyview, it is anticipated that there will be 66,139,721 Rockyview Shares outstanding, assuming conversion of all APF Options, conversion of all APF Debentures and issuance of APF Units pursuant to the APF DRIP Plan prior to the Effective Date of the Arrangement, (12,849,771 after the Consolidation and the Rockyview Private Placement), together with 913,242 Rockyview Warrants and approximately 927,500 Rockyview Options (after the Consolidation). See "Other Matters to be Considered at the Meeting – Approval of the Rockyview Private Placement".

Description of the APF Inc. Notes

For a complete description of the APF Inc. Notes see "Description of the APF Inc. Notes". See also "Stock Exchange Listings" and "Other Legal Matters – Resale of StarPoint Units and Rockyview Shares and APF Inc. Notes".

Effect of the Merger Upon APF Unitholders

General

After giving effect to the Merger and the Arrangement, StarPoint will have acquired all of the APF Assets and assumed all of the Assumed Liabilities, and former APF Unitholders will have become holders of StarPoint Payment Units on the basis of 0.63 of a StarPoint Payment Unit for each issued and outstanding APF Unit. The Merger is structured to be a tax deferred event such that the exchange of APF Units for StarPoint Payment Units will not result in a taxable event to APF Unitholders for Canadian tax purposes. See "Canadian Income Tax Considerations".

Upon completion of the Merger and completion of the EnCana Acquisition and the StarPoint Prospectus Offering and the exchange of APF Units for StarPoint Payment Units in accordance with the Exchange Ratio, it is anticipated that there will be approximately 88,565,599 StarPoint Units and StarPoint Exchangeable Shares issued and outstanding. Immediately following the Merger and completion of the EnCana Acquisition and the StarPoint Prospectus Offering, current StarPoint Unitholders will hold approximately 45,935,473 StarPoint Units and StarPoint Exchangeable Shares, representing approximately 52% of the issued and outstanding StarPoint Units and StarPoint Exchangeable Shares, and former holders of APF Units, other than Ineligible APF Unitholders whose StarPoint Payment Units have been sold (see "Ineligible APF Unitholders"), will hold 36,216,110 StarPoint Units, representing approximately 41% of the issued and outstanding StarPoint Units and StarPoint Exchangeable Shares. The number and percentage of StarPoint Units to be held by former holders of APF Units assumes the conversion of all APF Options, conversion of all APF Debentures and the issuance of APF Units pursuant to the APF DRIP Plan prior to the Time of Closing.

Subject to the exception described under "Ineligible APF Unitholders", StarPoint Payment Units that would otherwise be deliverable pursuant to the Merger to Ineligible APF Unitholders will be issued and delivered to the Depositary and Exchange Agent for sale by the Depositary and Exchange Agent on behalf of such Ineligible APF Unitholders. For additional information and details, see " Ineligible APF Unitholders" in this Information Circular.

It is a condition to the completion of the Merger that the Arrangement shall have been completed.

See "Effect of the Merger Upon APF Unitholders – General".

Effect on Distributions

Distributions paid to APF Unitholders for the month of May 2005 will not be affected by the proposed Merger and will be paid in the usual manner. Therefore, APF Unitholders of record on May 31, 2005 will receive their regular monthly cash distribution on June 15, 2005. Assuming the Merger becomes effective on June 27, 2005, former APF Unitholders who are StarPoint Unitholders of record on the record date for StarPoint's June distribution (expected to

be on or about June 30, 2005), will be entitled to receive a cash distribution from StarPoint on July 15, 2005 without any further action required on their part, and will be entitled to receive monthly cash distributions from StarPoint in respect of any subsequent distribution record dates on which they hold StarPoint Units.

See "Effect of the Merger Upon APF Unitholders – Effect on Distributions".

Procedure for Election and Exchange of APF Certificates

After the Closing Date, certificates formerly representing APF Units shall only represent the right to receive StarPoint Payment Units which a former APF Unitholder is, except as set forth below, entitled to receive pursuant to the Merger.

Each APF Unitholder will be issued Warrants and APF Inc. Notes distributed in accordance with the Arrangement and will be required to elect to either (i) receive Rockyview Shares on exercising the Warrants and directing that the APF Inc. Notes be tendered in payment of the exercise price of the Warrants; or (ii) retain the APF Inc. Notes, by depositing a completed Letter of Transmittal and Election Form, in the form accompanying this Information Circular, together with certificates representing such APF Unitholder's APF Units, with the Depositary and Exchange Agent at one of the offices specified in such form. See "Procedure for Election and Exchange of APF Certificates". **Any APF Unitholder who fails to properly make such election by the Election Deadline as specified in the Letter of Transmittal and Election Form will be deemed to have elected to receive the Rockyview Shares.**

In addition, upon surrender of a properly completed Letter of Transmittal by an APF Unitholder together with the certificates representing APF Units to the Depositary and Exchange Agent, a certificate for the appropriate number of StarPoint Payment Units will be issued to holders of APF Units (and, in the case of Ineligible APF Unitholders, sold for their account as described under "Ineligible APF Unitholders").

Treatment of Fractional Units, Shares and Notes

No fractional StarPoint Payment Units or Rockyview Shares or APF Inc. Notes will be issued to APF Unitholders pursuant to the Merger or the Arrangement. In the event the Merger or the Arrangement would otherwise result in an APF Unitholder being entitled to a fractional StarPoint Payment Unit or a fractional Rockyview Share or a fractional APF Inc. Note, an adjustment will be made to the next highest whole number of StarPoint Payment Units or Rockyview Shares or APF Inc. Notes and a certificate representing the resulting whole number of StarPoint Payment Units or Rockyview Shares or APF Inc. Notes will be issued.

Reasons for the Arrangement

The APF Board of Directors believes the advantage of the Arrangement is that APF Unitholders will be entitled to receive common shares of Rockyview, a junior exploration and production company. Accordingly, APF Unitholders will benefit from:

(a) a proven management team consisting of APF Inc.'s officers that has successfully executed on acquisitions and drilling over APF Inc.'s eight years of operations. From December 1996 until year-end 2005:

  (i) daily production grew from 1,700 boe to approximately 18,000 boe;

  (ii) entity value grew from $35 million to almost $1 billion;

  (iii) aggregate cash distributions to APF Unitholders amounted to $276 million or $15.84 per unit on an original $10 APF Unit. Together with an increase in unit price, APF Trust has generated an average annual return of 22% since inception;

(b) a production base of approximately 1,000 boe/d of high netback oil and gas in the greater Wood River area of south-central Alberta;

(c) high quality, long life reserves of 3.3 million boe (proved plus probable at January 1, 2005) with a reserve life index of 9 years on a proved plus probable basis;

(d) 55,815 net undeveloped acres of land with approximately 50 drilling locations, prospective in multiple horizons for both conventional reserves as well as coalbed methane in the Horseshoe Canyon formation; and

(e) A strong balance sheet, with no debt and $7 million in cash (after expenses and payment for a portion of the Rockyview Assets in cash).

See "Notice for United States Securityholders" and "Ineligible APF Unitholders" for a further discussion on the specific treatment of APF Units held by Non-Residents and persons located outside of Canada.

Reasons for the Merger

In addition to the considerations set forth under "Recommendation of the APF Board of Directors", the APF Board of Directors believes that the principal advantages of the Merger to APF Unitholders are as follows:

APF Unitholders who are not Ineligible APF Unitholders will be entitled to receive StarPoint Payment Units and participate on a go-forward basis in a dynamic, growth oriented royalty trust on the basis of 0.63 of a StarPoint Payment Unit for each APF Unit. On a consolidated basis, APF Unitholders will benefit from:

(a) a larger, more diversified asset base with daily production of approximately 26,500 boe;

(b) a larger, more diversified undeveloped land base, with more than 500,000 net undeveloped acres of land and 575 potential drilling locations;

(c) a strong balance sheet with a lower payout ratio and a lower debt-to-cash flow ratio;

(d) high quality, long life reserves of 87.6 million boe (proved plus probable at January 1, 2005), with a reserve life index of 9.3 years on a proved plus probable basis;

(e) a larger market capitalization that is expected to result in increased liquidity, a lower cost of capital and an improved ability to compete for and finance new acquisitions;

(f) human resource and operational synergies that may contribute to lower operating costs and general and administrative costs per boe;

(g) the continued involvement of APF Inc.'s current CEO, Martin Hislop, and President, Steven Cloutier, on StarPoint's board of directors; and

(h) StarPoint's recently announced agreement to acquire $392 million of assets from EnCana Corporation, which enhances all the consolidated operating and financial indicia by:

    (i) adding 6,750 boe/d of high netback production;

    (ii) adding high quality, long life reserves of 22.8 million boe (proved plus probable at March 31, 2005) with a reserve life index of 9.3 years on a proved plus probable basis;

    (iii) reducing further the payout ratio; and

    (iv) increasing the monthly distribution to $0.21 per StarPoint Unit.

Recommendation of the APF Board of Directors

The APF Board of Directors has determined unanimously that the Arrangement and the Merger are in the best interests of APF Trust and the APF Unitholders generally and unanimously recommends that APF Unitholders vote in favour of each of the Arrangement and the Merger. In coming to its conclusion and recommendation, the APF Board of Directors considered a number of factors including the following:

(a) the expectation that the Merger will result in a mutual fund trust that is financially and operationally stronger and more efficient than APF Trust, enabling it to more effectively participate and compete in the acquisition, development, production and marketing of oil and natural gas under a variety of economic conditions;

(b) the Fairness Opinion from GMP;

(c) the structure of the Merger which generally provides, for Canadian tax purposes, for a tax-deferred rollover of APF Units into StarPoint Payment Units;

(d) the timing of the record dates for monthly distributions of each of APF Trust and StarPoint and the Closing Date provides for the uninterrupted payment of monthly cash distributions to APF Unitholders;

(e) the Merger will enable APF Unitholders (other than Ineligible APF Unitholders) to continue to participate in a larger oil and gas royalty trust with a proven management team and a strong balance sheet;

(f) information concerning the financial condition, results of operations, business, plans and prospects of StarPoint and APF Trust and the resulting potential for enhanced business efficiency, management, effectiveness and financial results of the combined entity;

(g) the historical and current trading prices of the StarPoint Units and APF Units;

(h) APF Unitholders will be entitled to receive common shares in a new exploration company, with approximately 1,000 boe/d of oil and gas production and more than 50 drilling locations managed by the current APF Inc. management team;

(i) each member of the APF Board of Directors and each officer of APF Inc. has entered into Support Agreements with StarPoint agreeing to vote their APF Units in favour of the Arrangement and the Merger; and

(j) other benefits of the Arrangement and the Merger as described under "Reasons for the Arrangement and the Merger".

The APF Board of Directors believes both the Arrangement and the Merger are in the best interests of APF Trust and APF Unitholders generally and therefore unanimously recommends that APF Unitholders vote FOR each of the Arrangement and the Merger.

Details of the Arrangement

Prior to but as a condition to the Merger, the business of APF Inc. will be divided by a series of transactions that results in certain assets of APF Inc. being sold to Rockyview at a price based on proved plus probable reserves, in the forecast case, determined by an independent oil and gas reserves evaluation at a 10% discount rate, together with the value of undeveloped land and certain other assets (see "Other Matters to be Considered at the Meeting – Approval of the Rockyview Private Placement") and the APF Unitholders being entitled to become shareholders of Rockyview. The Plan of Arrangement provides for the following transactions to occur on the Effective Date of the Arrangement:

(a) the APF Trust Indenture and other constating documents of the APF Parties will be deemed to have been amended to the extent necessary to facilitate the Arrangement;

(b) 1163947, a subsidiary of Rockyview, will issue to Rockyview, for nominal consideration, the Warrants, which entitle the holder to purchase common shares of 1163947. The number of Warrants will be equal to the number of APF Units outstanding immediately prior to the Effective Time. The consideration for the issuance of the Warrants to Rockyview will be paid by Rockyview issuing an adjustable note equal to the fair market value of the Warrants to 1163947;

(c) APF Inc. and 1163947 will enter into the Purchase and Sale Agreement respecting the purchase by 1163947 of certain assets of APF Inc. (the "**Asset Purchase**");

(d) Rockyview will transfer the Warrants to APF Inc. by declaration of a dividend;

(e) APF Inc. will:

 (i) transfer the Warrants to APF Trust as partial repayment of the existing debt owed by APF Inc. to APF Trust; and

 (ii) issue APF Inc. Notes to APF Trust having an aggregate principal amount equal to the purchase price payable under the Asset Purchase as partial repayment of the existing debt owed by APF Inc. to APF Trust;

(f) APF Trust will distribute the Warrants and the APF Inc. Notes and pay cash to the Depositary and Exchange Agent in trust for the APF Unitholders on the following basis:

 (i) for APF Unitholders who are Residents, one Warrant and one APF Inc. Note for each APF Unit held;

 (ii) for APF Unitholders who are Non-Residents, $17/20^{th}$ of a Warrant $17/20^{th}$ of an APF Inc. Note and cash (which will be withheld and remitted to CRA on behalf of each APF Unitholder who is a Non-Resident on account of such Non-Resident's tax obligation under Part XIII.2 of the Income Tax Act) in the amount equal to the fair market value of $3/20^{th}$ of a Warrant and $3/20^{th}$ of the principal amount of an APF Inc. Note;

(g) APF Unitholders will individually elect to:

 (i) exercise their Warrants and tender their APF Inc. Notes in satisfaction of the exercise price of the Warrants, thereby being entitled to receive common shares of 1163947 (which, after the amalgamation of 1163947 and Rockyview, will be Rockyview Shares); or

 (ii) not exercise their Warrants and retain their APF Inc. Notes;

(h) APF Unitholders who do not make an election or where such election is not properly made will be deemed to have elected to exercise their Warrants and receive Rockyview Shares and such APF Unitholders will be deemed to have directed their APF Inc. Notes to be tendered in payment of the exercise price of their Warrants; provided that APF Unitholders who are located in the United States, or who are believed by Rockyview to be located in the United States, at the Effective Time of the Arrangement, may receive Rockyview Shares in the Arrangement only if an exemption from the registration requirements of applicable state securities laws is available;

(i) Warrants which are not exercised will expire;

(j) Rockyview and 1163947 will amalgamate and continue as one corporation under the ABCA;

(k) the issued and outstanding common shares of the corporation resulting from the amalgamation of Rockyview and 1163947 shall be consolidated on the basis of one new common share being issued for six issued and outstanding common shares; and

(l) the Rockyview Assets shall be transferred to the amalgamated company, Rockyview, according to the Purchase and Sale Agreement respecting the Asset Purchase;

(m) APF Inc. Notes received by 1163947 in satisfaction of the exercise price of the Warrants will be tendered by 1163947 (by amalgamation, Rockyview) as partial satisfaction of the purchase price under the Asset Purchase to the extent of the principal amount of the APF Inc. Notes tendered and the balance of the purchase price shall be paid to APF Inc. in cash;

(n) the Amalco Multiple Voting Share shall be redeemed for the sum of $100.00.

Procedure for the Arrangement to Become Effective

APF Unitholder Approval

The Interim Order provides that the Arrangement Resolution is required to be approved by at least 66 2/3% of the aggregate votes cast by the APF Unitholders present in person or by proxy at the Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes APF Board of Directors, without further notice to or approval of the APF Unitholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix "A" to this Information Circular for the full text of the Arrangement Resolution.

Court Approval/Filing of Articles

Subject to the terms of the Arrangement Agreement and if the Arrangement Resolution is approved at the Meeting in the manner required by the Interim Order, APF Inc. will make application to the Court for the Final Order at the Court House, 611 – 4th Street S.W., Calgary, Alberta, on June 20, 2005 at 1:15 p.m. (Calgary time) or as soon thereafter as counsel may be heard. For the Arrangement to be effective, the Final Order and Articles of Arrangement must be filed with the Registrar. See "The Arrangement – Procedure for the Arrangement Becoming Effective".

The Merger

The Combination Agreement provides for the implementation, subject to the satisfaction of certain conditions, of the Merger. See "Details of the Merger – The Combination Agreement".

On the Closing Date, the APF Trust Indenture and any other constating documents of the APF Parties will be amended to the extent necessary to facilitate the Merger and each of the events set out below will occur and be deemed to occur for Canadian tax purposes immediately at the Time of Closing in the sequence set out below, during the interval between the "transfer time" and the "acquisition time" as defined for the purposes of Section 132.2 of the Tax Act:

1. APF Trust will sell, transfer, convey, assign and deliver to StarPoint, and StarPoint will purchase and accept from APF Trust, all of the APF Assets, as the same exist at the Closing Date;

2. StarPoint will (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Assumed Liabilities, in accordance with their terms, and (ii) issue to APF Trust an aggregate number of StarPoint Payment Units equal in number to the product of the number of APF Units outstanding as of the close of business on the day immediately prior to the Closing Date multiplied by the Exchange Ratio;

3. StarPoint will subscribe for the APF Remaining Unit for $10.00 and APF Trust will issue to StarPoint the APF Remaining Unit; and

4. the APF Units (other than the APF Remaining Unit) will be redeemed in exchange only for the StarPoint Payment Units which shall be distributed to the APF Unitholders, on a pro rata basis of their holdings of APF Units, in accordance with the Exchange Ratio.

The Combination Agreement also provides that upon the occurrence or non-occurrence of certain events which result in the Merger not being completed, the party to the Combination Agreement responsible for or subject to such events will be required to pay compensation to the other party. See "Details of the Merger – The Combination Agreement – Termination Fees and Expense Reimbursement".

Procedure for the Merger to Become Effective

The following procedural steps must occur in order for the Merger to become effective:

(a) the APF Special Resolution respecting the Merger must be approved by (i) at least 66 2/3% of the votes cast by the APF Unitholders present in person or by proxy at the Meeting; and (ii) a majority of the votes cast by the APF Unitholders present in person or by proxy at the Meeting, excluding those votes attaching to APF Units beneficially owned or over which control or direction is exercised by APF Inc. and by directors and officers of APF Inc. who are entitled to receive payments under employment agreements as a result of the Arrangement or who may participate in the Rockyview Private Placement, and by related parties of such directors and officers;

(b) all conditions precedent to the Merger, as set forth below under "Details of the Merger – The Combination Agreement – Conditions of the Merger", must be satisfied or waived by the appropriate party; and

(c) all agreements which are required in order to implement the Merger must be executed by the appropriate parties at Closing.

Holders of Options of APF Trust

There are currently outstanding 1,989,138 APF Options. Each holder of APF Options will be entitled to, and has indicated the intention to, exercise all APF Options, in order to tender the APF Units issued on exercise of such APF Options, to the Arrangement and the Merger, or to consent to the termination of the holder's APF Options.

Effect of the Arrangement and the Merger on Holders of APF Debentures

At May 16, 2005, there was $48,077,000 in aggregate principal amount of APF Debentures outstanding. The effect of the Arrangement and the Merger on holders of APF Debentures is more particularly described at "Effect of the Arrangement and the Merger on Holders of APF Debentures".

Fairness Opinion

To assist in determining whether to recommend the Arrangement and the Merger to APF Unitholders, GMP provided the APF Board of Directors with the Fairness Opinion, which concluded that the aggregate consideration to be received under the Arrangement and the Merger collectively is fair, from a financial point of view, to APF Unitholders. A copy of the Fairness Opinion is attached as Appendix "E" to this Information Circular. See "Fairness Opinion".

Intention of Certain Insiders

Each member of the APF Board of Directors and each officer of APF Inc., who collectively own, directly or indirectly, or exercise control or direction over, an aggregate of 833,673 APF Units and 406,295 APF Options, representing approximately 1.4% of the outstanding APF Units and 20.4% of the outstanding APF Options, have indicated their intention to vote their APF Units in favour of the Arrangement and the Merger and have entered into Support Agreements with StarPoint agreeing to vote their APF Units in favour of the Arrangement and the Merger.

See "Interests of Insiders in the Merger and the Arrangement and Intentions of Certain Insiders".

Timing

The Arrangement will become effective on the Effective Date of the Arrangement. The Merger will become effective on the Closing Date. If the APF Special Resolutions are approved at the Meeting and all other conditions specified in the Combination Agreement are satisfied or waived, StarPoint and APF Trust expect the Closing Date will be on or about June 27, 2005.

See "Timing".

Canadian Federal Income Tax Considerations

For Canadian tax purposes, APF Unitholders who hold their APF Units as capital property within the meaning of the Tax Act will not realize a capital gain (or capital loss) on the disposition of APF Units for StarPoint Payment Units pursuant to the terms of the Merger.

An APF Unitholder resident in Canada for the purposes of the Tax Act will be required to include in income such proportionate share of the Special Distribution which represents a distribution of APF Trust's income to the APF Unitholder in the taxation year in which the Special Distribution is paid. The proportionate share of the Special Distribution distributed to an APF Unitholder in excess of such APF Unitholder's share of APF Trust's income will generally not be included in the APF Unitholder's income but will reduce the adjusted cost base of the APF Units held by the APF Unitholder. To the extent that the adjusted cost base of APF Units would be negative, an APF Unitholder will be deemed to have realized a capital gain equal to such negative amount.

The combined Canadian federal income tax consequences of the subsequent exercise of the Warrants and the Merger will generally result in an APF Unitholder resident in Canada recognizing no gain or loss and receiving Rockyview Shares at an adjusted cost base equal to the amount of the Special Distribution and receiving StarPoint Payment Units at an adjusted cost base equal to his adjusted cost base in his APF Units immediately before the Merger.

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement and the Merger, and the above comments are qualified in their entirety by reference to such summary.

See "Canadian Federal Income Tax Considerations".

United States Federal Income Tax Considerations

For U.S. federal income tax purposes, a United States Holder (as defined under "United States Federal Income Tax Considerations") generally will be required to (i) treat the Special Distribution to be received pursuant to the terms of the Arrangement as a taxable distribution, and (ii) recognize capital gain or loss on the disposition of APF Units for cash or StarPoint Payment Units pursuant to the terms of the Merger. The foregoing is qualified by the more detailed summary in this Information Circular. See "United States Federal Income Tax Considerations."

All APF Unitholders should consult their own legal and tax advisors as to the tax consequences of the Arrangement and the Merger.

Stock Exchange Listings

The currently outstanding APF Units and StarPoint Units are listed and posted for trading on the TSX. On April 12, 2005, the last trading day prior to the date of the announcement of the execution of the Combination Agreement, the closing price of the StarPoint Units on the TSX was $19.40 per StarPoint Unit and the closing price of the APF Units on the TSX was $11.81 per APF Unit. The weighted average trading price of the StarPoint Units and APF Units for the five trading days ending April 12, 2005 were $19.70 and $11.88, respectively. On May 19, 2005, the closing price of the StarPoint Units on the TSX was $17.85 per StarPoint Unit and the closing price of the APF Units on the TSX was $11.98 per APF Unit.

Application has been made to list the Rockyview Shares issuable pursuant to the Arrangement on the TSX. The listing of the Rockyview Shares on the TSX will be subject to Rockyview meeting the original listing requirements

of the TSX. If Rockyview is not able to meet the original listing requirements of the TSX then Rockyview will seek to list the Rockyview Shares on another Canadian stock exchange. **Conditional listing approval has not yet been obtained and there can be no assurance that the Rockyview Shares will be listed on the TSX or any other stock exchange.** While Rockyview intends to continue to seek a listing for the Rockyview Shares if such shares are not listed on the TSX, delays in obtaining, or the inability to obtain, such listing is not a condition of the parties to the completion of the Plan of Arrangement. It is a condition to completing the Merger that the Rockyview Shares shall have been listed and posted for trading on the TSX for at least two Business Days.

There can be no assurance that the Rockyview Shares will be listed on any stock exchange.

The APF Inc. Notes will not be listed on any stock exchange.

The TSX has conditionally approved the listing of the StarPoint Payment Units issuable pursuant to the Merger, subject to StarPoint fulfilling all of the requirements of the TSX. Following the Closing Date of the Merger, application will be made to delist the APF Units from the TSX. See "Information Regarding APF Energy Trust – Trust Unit Price Range and Trading Volumes" in Appendix "C" and "Information Regarding StarPoint Energy Trust – Trust Unit Price Range and Trading Volumes" in Appendix "B" to this Information Circular.

Selected Pro Forma Information

The pro forma combined financial information set forth below and the Unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "D" – "Unaudited Pro Forma Consolidated Financial Statements of StarPoint and Unaudited Pro Forma Consolidated Financial Statements of APF Trust" hereto are not necessarily indicative either of results of operations that would have occurred in the year ended December 31, 2004 or the three months ended March 31, 2005 had the proposed Arrangement and Merger and certain other adjustments been effected on January 1, 2004, or of the results of operations expected in 2005 and future years. In preparing the pro forma combined financial statements, no adjustments have been made to reflect the operating synergies and the resulting cost savings expected to result from combining the operations of StarPoint, APF Trust and the EnCana Assets after disposition by APF Inc. of the Rockyview Assets.

The following tables are first presented assuming completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering. As there is no guarantee that the EnCana Acquisition will be completed and the StarPoint Prospectus Offering will be closed, alternative tables are also presented assuming the EnCana Acquisition is not completed and the StarPoint Prospectus Offering is not closed.

Selected Pro Forma Combined Financial Information

The following tables set out certain financial information for APF Trust, Great Northern, Rockyview and Pro Forma APF Trust for the year ended December 31, 2004 and the three month period ended March 31, 2005 and for StarPoint, and StarPoint on a pro forma basis, for the year ended December 31, 2004 and the three month period ended March 31, 2005 after giving effect to the Arrangement and the Merger and certain other adjustments.

The following is a summary only and must be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "D" - "Unaudited Pro Forma Consolidated Financial Statements of StarPoint and Unaudited Pro Forma Consolidated Financial Statements of APF Trust" to this Information Circular. Reference should also be made to the following financial statements: (i) StarPoint's audited balance sheet as at December 31, 2004, incorporated by reference herein, (ii) StarPoint's unaudited interim consolidated financial statements for the three months ended March 31, 2005 and 2004, incorporated by reference herein, (iii) the audited comparative consolidated financial statements of SEL as at and for the year ended December 31, 2004, incorporated by reference herein, (iv) the audited comparative financial statements of E3 Energy Inc. as at and for the years ended December 31, 2004 and 2003, incorporated by reference herein, (v) the audited consolidated financial statements of Upton Resources Inc. as at and for the year ended December 31, 2003, incorporated by reference herein, (vi) the audited financial statements for Selkirk Energy Partnership and its four partners for the year ended January 31, 2004 and unaudited comparative financial statements for the period ended October 31, 2004, incorporated by reference herein, (vii) the statement of net operating revenue concerning the EnCana Assets for the years ended December 31, 2004, 2003 and 2002, and for the three months ended March 31, 2005 and 2004 (unaudited), incorporated by reference herein, (viii) the audited annual financial statements for APF Trust for the years ended December 31, 2004

and 2003, incorporated by reference herein, (ix) the unaudited interim consolidated financial statements of APF Trust for the three months ended March 31, 2005 and 2004, incorporated by reference herein, and (x) the audited annual financial statements for Great Northern Exploration Ltd. for the years ended December 31, 2003 and 2002 and unaudited comparative financial statements for the three months March 31, 2004, incorporated by reference herein.

Assuming the Completion of the EnCana Acquisition and the Closing of the StarPoint Prospectus Offering

	For the year ended December 31, 2004					
(000's)	**APF Trust**	**Great Northern[1]**	**Rockyview**	**Pro Forma APF Trust**	**StarPoint[2]**	**Pro Forma After Giving Effect to the Arrangement and the Merger**
Assets	862,170	-	46,374	816,794	914,378	2,024,162
Liabilities	399,969	-	795	329,563	303,653	660,677
Revenue before royalties	237,107	34,672	15,988	255,791	230,101	485,892
Net income (loss)	49,636	-	-	-	-	88,743
Net income per unit - basic	1.02	-	-	-	-	1.02
Net income per unit - diluted	1.02	-	-	-	-	1.02

Notes:

(1) For the five month period ended May 31, 2004.

(2) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership, the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005, the completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering.

	For the three months ended March 31, 2005				
(000's)	**APF Trust**	**Rockyview**	**Pro Forma APF Trust**	**StarPoint[1]**	**Pro Forma After Giving Effect to the Arrangement and the Merger**
Assets	860,440	43,787	819,247	930,625	2,058,228
Liabilities	417,095	811	348,114	326,478	701,321
Revenue before royalties	52,072	4,139	47,933	62,859	110,792
Net income (loss)	(2,371)	-	-	-	3,928
Net income per unit - basic	(0.04)	-	-	-	0.05
Net income per unit - diluted	(0.04)	-	-	-	0.05

Note:

(1) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership, the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005, the completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering.

Assuming the EnCana Acquisition is Not Completed

	For the year ended December 31, 2004					
(000's)	**APF Trust**	**Great Northern[(1)]**	**Rockyview**	**Pro Forma APF Trust**	**StarPoint[(2)]**	**Pro Forma After Giving Effect to the Arrangement and the Merger[(3)]**
Assets	862,170	-	46,374	816,794	503,496	1,613,279
Liabilities	399,969	-	795	329,563	187,561	544,585
Revenue before royalties	237,107	34,672	15,988	255,791	129,205	384,996
Net income (loss)	49,636	-	-	-	-	75,517
Net income per unit - basic	1.02	-	-	-	-	1.05
Net income per unit - diluted	1.02	-	-	-	-	1.05

Notes:

(1) For the five month period ended May 31, 2004.

(2) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership and the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005.

(3) If the EnCana Acquisition is not completed due to a default of 1167639 and the Subtrust, a deposit of $20.175 million will be forfeited. In addition, in the event of such default, a break fee of $20.175 million is payable and pro forma net income would be reduced.

	For the three months ended March 31, 2005				
(000's)	**APF Trust**	**Rockyview**	**Pro Forma APF Trust**	**StarPoint[(1)]**	**Pro Forma After Giving Effect to the Arrangement and the Merger[(2)]**
Assets	860,440	43,787	819,247	519,743	1,647,346
Liabilities	417,095	811	348,114	210,386	585,229
Revenue before royalties	52,072	4,139	47,933	37,263	85,196
Net income (loss)	(2,371)	-	-	-	505
Net income per unit - basic	(0.04)	-	-	-	0.01
Net income per unit - diluted	(0.04)	-	-	-	0.01

Notes:

(1) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership and the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005.

(2) If the EnCana Acquisition is not completed due to a default of 1167639 and the Subtrust, a deposit of $20.175 million will be forfeited. In addition, in the event of such default, a break fee of $20.175 million is payable and pro forma net income would be reduced.

Selected Combined Operational Information

The following tables set out certain operational information for APF Trust, Great Northern, Rockyview, Pro Forma APF Trust and for StarPoint, and StarPoint on a pro forma combined basis, after giving effect to the Arrangement and the Merger. Further operational information concerning StarPoint and APF Trust is set forth in the StarPoint AIF and the APF AIF, respectively.

Assuming the Completion of the EnCana Acquisition and the Closing of the StarPoint Prospectus Offering

	APF Trust	Great Northern	Rockyview	Pro Forma APF Trust[5]	Pro Forma StarPoint[6]	Combined After Giving Effect to the Arrangement and the Merger
Production[1] (before royalties, year ended December 31, 2004)						
Natural gas (mcf/d)	49,712	19,276	5,679	52,065	22,313	74,378
Light & medium crude oil (bbls/d) ..	5,802	1,922	65	6,538	12,561	19,099
Heavy oil (bbls/d)	1,167	36	-	1,182	-	1,182
NGLs (bbls/d)	758	364	26	884	-	884
Total (boe/d)	16,012	5,535	1,038	17,281	16,280	33,561
Production[2] (before royalties, three months ended March 31, 2005)						
Natural gas (mcf/d)	57,689		5,680	52,009	22,158	74,167
Light & medium crude oil (bbls/d) ..	6,191		43	6,148	12,599	18,747
Heavy oil (bbls/d)	1,111		-	1,111	-	1,111
NGLs (bbls/d)	903		34	869	-	869
Total (boe/d)	17,820		1,024	16,796	16,292	33,088
Reserves[3]						
Proved (mboe)	42,506		1,668	40,837	34,539	75,376
Proved plus Probable (mboe)	58,077		3,104	54,970	54,209	109,179
Reserve life index[4]						
Proved	6.3		4.2	6.4	5.6	6.0
Proved plus Probable	8.7		8.1	8.7	8.9	8.8
Undeveloped land (net acres)	528,694		55,815	472,879	245,131	718,010

Notes:

(1) Gross average daily production for the year ended December 31, 2004 except for the Great Northern production information, which is for the five months ended May 31, 2004.

(2) Gross average daily production for the three months ended March 31, 2005.

(3) Calculated on a gross basis before deducting royalties, without including royalty interests, based on forecast prices and costs and based on the independent evaluations of GLJ and Sproule for Rockyview as of December 31, 2004, of Sproule for StarPoint as at December 31, 2004 and of GLJ and Sproule for APF Trust as at December 31, 2004. Reserves for APF Trust include Great Northern reserves. These reserve volumes have not been reduced by the volumes produced by StarPoint and APF Trust, respectively, subsequent to the date of their respective independent evaluations and do not include any reserve additions of StarPoint or APF Trust since such dates.

(4) See "Presentation of Oil and Natural Gas Reserves and Production Information" for information regarding presentation of boes and the calculation of reserve life indices.

(5) The pro forma information for APF Trust is presented after giving effect to the disposition of the Rockyview Assets.

(6) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership, the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005, the completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering.

Assuming the EnCana Acquisition is Not Completed

	APF Trust	Great Northern	Rockyview	Pro Forma APF Trust[5]	StarPoint[6]	Combined After Giving Effect to the Arrangement and the Merger
Production[1] (before royalties, year ended December 31, 2004)						
Natural gas (mcf/d)	49,712	19,276	5,679	52,065	17,111	69,176
Light & medium crude oil (bbls/d)	5,802	1,922	65	6,538	6,553	13,091
Heavy oil (bbls/d)	1,167	36	-	1,182		1,182
NGLs (bbls/d)	758	364	26	884		884
Total (boe/d)	16,012	5,535	1,038	17,281	9,405	26,686
Production[2] (before royalties, three months ended March 31, 2005)						
Natural gas (mcf/d)	57,689		5,680	52,009	16,416	68,425
Light & medium crude oil (bbls/d)	6,191		43	6,148	6,666	12,814
Heavy oil (bbls/d)	1,111		-	1,111	-	1,111
NGLs (bbls/d)	903		34	869	-	869
Total (boe/d)	17,820		1,024	16,796	9,402	26,198
Reserves[3]						
Proved (mboe)	42,506		1,668	40,837	18,337	59,174
Proved plus Probable (mboe)	58,077		3,104	54,970	31,362	86,332
Reserve life index[4]						
Proved	6.3		4.2	6.4	5.1	5.9
Proved plus Probable	8.7		8.1	8.7	8.9	8.8
Undeveloped land (net acres)	528,694		55,815	472,879	185,022	657,901

Notes:

(1) Gross average daily production for the year ended December 31, 2004 except for the Great Northern production information, which is for the five months ended May 31, 2004.

(2) Gross average daily production for the three months ended March 31, 2005.

(3) Calculated on a gross basis before deducting royalties, without including royalty interests, based on forecast prices and costs and based on the independent evaluations of GLJ and Sproule for Rockyview as of December 31, 2004, of Sproule for StarPoint as at December 31, 2004 and of GLJ and Sproule for APF Trust as at December 31, 2004. Reserves for APF Trust include Great Northern reserves. These reserve volumes have not been reduced by the volumes produced by StarPoint and APF Trust, respectively, subsequent to the date of their respective independent evaluations and do not include any reserve additions of StarPoint or APF Trust since such dates.

(4) See "Presentation of Oil and Natural Gas Reserves and Production Information" for information regarding presentation of boes and the calculation of reserve life indices.

(5) The pro forma information for APF Trust is presented after giving effect to the disposition of the Rockyview Assets.

(6) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership and the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005.

Pro Forma Combined Capitalization for StarPoint and APF Trust

The following tables set out the capitalization of APF Trust and StarPoint as at March 31, 2005, together with the pro forma combined capitalization of StarPoint as at March 31, 2005 after giving effect to the Arrangement and the Merger and certain other adjustments. The following is a summary only and, where applicable, should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "D" to this Information Circular as well as "Information Relating to StarPoint Energy Trust – Consolidated Capitalization of StarPoint" in Appendix "B" and "Information Relating to APF Energy Trust – Consolidated Capitalization of APF Trust" in Appendix "C".

Assuming the Completion of the EnCana Acquisition and the Closing of the StarPoint Prospectus Offering

	As at March 31, 2005		
	APF Trust(1)(2)	**StarPoint**	**Pro Forma After Giving Effect to the Arrangement and the Merger**
	(000's)	(000's)	(000's)
Bank debt	$158,545	$152,821	$317,067
Exchangeable Shares	-	$4,489	$4,489
Debentures	-	$60,000	$60,000
Unitholders' capital	$471,133	$594,554	$1,347,314
Units	67,667	43,809	86,439
Exchangeable shares	-	2,126	2,126

Notes:

(1) Assumes that all of the existing APF Options are exercised.

(2) Assumes that all of the existing APF Debentures are converted.

Assuming the EnCana Acquisition is Not Completed

	As at March 31, 2005		
	APF Trust(1)(2)	**StarPoint**	**Pro Forma After Giving Effect to the Arrangement and the Merger**
	(000's)	(000's)	(000's)
Bank debt	$158,545	$98,611	$257,156
Exchangeable Shares	-	$4,489	$4,489
Debentures	-	-	-
Unitholders' capital	$471,133	$309,357	$1,067,124
Units	67,667	27,409	70,039
Exchangeable shares	-	2,126	2,126

Notes:

(1) Assumes that all of the existing APF Options are exercised.

(2) Assumes that all of the existing APF Debentures are converted.

See also the Pro Forma Financial Statements of Rockyview at Schedule "B" of Appendix "H".

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary hereof and the Appendices hereto; however, terms and abbreviations used in the Appendices to this Information Circular, to the extent that they are defined in an Appendix, shall have the meanings set forth therein.

"**1167639**" means 1167639 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Subtrust;

"**1148607**" means 1148607 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of EnCana;

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Acquisition Proposal**" has the meaning ascribed thereto in "Details of the Merger – The Combination Agreement – Acquisition Proposal and Take-Over Proposal";

"**AEPEA**" means the *Environmental Protection and Enhancement Act* (Alberta);

"**Amalco Multiple Voting Share**" means the multiple voting share originally issued by 1163947 to APF Inc.;

"**APF AIF**" means the renewal annual information form of APF Trust dated March 21, 2005 (as filed March 29, 2005) for the period ended December 31, 2004, which annual information form is incorporated by reference into Appendix "C" of this Information Circular;

"**APF Assets**" means all the property, assets and undertaking of APF Trust of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, royalties, notes or other interests in the capital of or granted by APF Trust's direct subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of APF Trust (other than $10.00), not including the Rockyview Assets;

"**APF Board of Directors**" means the board of directors of APF Inc. as it may be comprised from time to time;

"**APF Debentures**" means the 9.40% convertible, unsecured, subordinated debentures issued on July 3, 2003 pursuant to a Trust Indenture dated as of July 3, 2003 among APF Trust, APF Inc. and Computershare;

"**APF DRIP Plan**" means the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan of APF Trust;

"**APF GLJ Report**" means the report of GLJ, independent petroleum consultants, dated May 16, 2005, originally prepared February 25, 2005 and effective December 31, 2004, evaluating all of the conventional reserves of APF Inc. and APF LP, using GLJ (January 2005) pricing. The report includes the coalbed methane reserves of APF Inc. and Tika evaluated by Sproule in the Sproule Report, which were consolidated by GLJ and are included in the APF GLJ Report to generate corporate total forecasts using GLJ pricing. Certain reserves entities within the APF Inc. corporate portfolio were subsequently extracted and consolidated into a new entity, Rockyview;

"**APF Inc.**" means APF Energy Inc., a corporation incorporated under the laws of the Province of Alberta;

"**APF Inc. Notes**" means the notes of APF Inc. to be issued to APF Trust and distributed to APF Unitholders pursuant to the Arrangement, such notes bearing interest at 6% per annum and being payable within one year of the Closing Date; provided that such notes are redeemable at par, together with all accrued but unpaid interest, at any time, without penalty;

"**APF LP**" means APF Energy Limited Partnership;

"**APF Options**" means options and rights to acquire APF Units;

"**APF Parties**" means APF Trust, APF Inc., APF LP, APF Acquisition Trust, Tika and 990009 Alberta Inc.;

"**APF Party**" means any of them unless the context otherwise requires;

"**APF Remaining Unit**" means one APF Unit issued to StarPoint at the Time of Closing;

"**APF Royalties**" means royalties granted by APF Inc. and the APF LP to APF Trust on their respective oil and gas properties, consisting of an entitlement to 99% of the royalty income from the oil and gas properties after deduction of certain costs and expenditures;

"**APF Special Resolutions**" means the special resolutions of APF Unitholders to approve the Arrangement and to approve the Merger, such resolutions being attached to this Information Circular as Appendix "A";

"**APF Sproule Report**" means the report of Sproule, independent petroleum consultants, dated February 18, 2005 and effective December 31, 2004, evaluating all of the coalbed methane reserves of APF Inc. and Tika, using Sproule (December 2004) pricing;

"**APF Trust**" means APF Energy Trust, a trust created under the laws of the Province of Alberta;

"**APF Trustee**" means Computershare, in its capacity as the trustee under the APF Trust Indenture;

"**APF Trust Indenture**" means the trust indenture governing APF Trust dated as of October 10, 1996, as amended and restated to May 18, 2004, between APF Inc. and Computershare;

"**APF Unit**" means a trust unit issued by APF Trust;

"**APF Unitholders**" means, at the relevant time, the holders of APF Units other than StarPoint;

"**Arrangement**" means the proposed arrangement involving APF Trust, APF Unitholders, APF Inc., Rockyview and 1163947, under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the arrangement agreement dated May 20, 2005 among APF Trust, APF Inc., Rockyview and 1163947, with respect to the Arrangement, a copy of which is attached as Appendix "F", and all amendments thereto;

"**Arrangement Resolution**" means the Arrangement Resolution as set out in Appendix "A" hereto;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Section 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, to give effect to the Arrangement;

"**Assumed Liabilities**" means the liabilities and obligations of APF Trust, whether or not reflected on the books of APF Trust;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**CDS**" means The Canadian Depository for Securities Limited;

"**Closing**" means closing of the transactions contemplated by the Combination Agreement, anticipated to be on or about June 27, 2005;

"**Closing Date**" means the date upon which the Merger becomes effective, anticipated to be on or about June 27, 2005, provided that, in the event any of the conditions of closing contained in the Combination Agreement in favour of APF Trust or StarPoint have not been fulfilled or waived by such date, the Closing Date shall be extended to a date mutually agreed by APF Trust and StarPoint, provided (i) the Merger shall become effective on a date which follows a record date for the payment of a regular monthly cash distribution by APF Trust to the APF Unitholders and which precedes the next following record date for the payment of a regular monthly cash distribution by

StarPoint to the StarPoint Unitholders and (ii) the date is no later than July 31, 2005, unless otherwise agreed to by APF Trust and StarPoint;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Combination Agreement" means the combination agreement dated April 13, 2005, including any subsequent amendments thereto, among APF Trust, APF Inc., StarPoint and SEL;

"Combined Trust" means StarPoint, after the completion of the Merger;

"Commissioner" means the Commissioner of Competition appointed pursuant to the provisions of the Competition Act;

"Competition Act" means the *Competition Act* (Canada), as amended;

"Computershare" means Computershare Trust Company of Canada;

"Consolidation" means the consolidation of the Rockyview Shares on the basis of one new Rockyview Share being issued for six issued and outstanding Rockyview Shares, as part of the Arrangement;

"Court" means the Court of Queen's Bench of Alberta;

"**CRA**" means Canada Revenue Agency";

"Depositary and Exchange Agent" means Olympia at its offices referred to in the Letter of Transmittal and Election Form;

"Distribution" means a distribution paid by APF Trust or StarPoint in respect of the APF Units or StarPoint Units, as applicable, expressed as an amount per APF Unit or StarPoint Unit, as applicable;

"Effective Date of the Arrangement" means the date on which Articles of Arrangement are filed with the Registrar, anticipated to be on or about June 21, 2005;

"Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date of the Arrangement;

"Election Deadline" means the deadline for APF Unitholders to elect, pursuant to the Arrangement, to exercise Warrants and receive Rockyview Shares and tender their APF Inc. Notes in satisfaction of the exercise price of the Warrants, or to retain their APF Inc. Notes, being 4:30 p.m. (local time at the place of deposit with the Depositary and Exchange Agent of the Letter of Transmittal and Election Form) on the business day before the Meeting;

"Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"EnCana" means EnCana Corporation;

"EnCana Acquisition" means the indirect acquisition by StarPoint of the EnCana Assets pursuant to the EnCana Agreement;

"EnCana Agreement" means the agreement dated May 9, 2005 between Subtrust and 1167639, as purchasers, and EnCana and 1148607, as vendors, respecting the purchase of the EnCana Assets;

"EnCana Assets" means those petroleum and natural gas properties and related assets described under the heading "EnCana Assets" in Appendix "B" that StarPoint will indirectly acquire pursuant to the EnCana Acquisition;

"**EnCana Asset Reports**" means the independent engineering reports of McDaniel dated April 29, 2005 and of GLJ dated April 29, 2005, evaluating, effective March 31, 2005, the oil, NGLs and natural gas reserves attributable to the EnCana Assets;

"**Exchange Ratio**" means the ratio of 0.63 of a StarPoint Payment Unit for each APF Unit;

"**Exempt Plans**" means trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act;

"**Fairness Opinion**" means the opinion of GMP dated May 20, 2005 attached to this Information Circular as Appendix "E";

"**Final Order**" means the final order of the Court approving the Arrangement under Section 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants;

"**GMP**" means GMP Securities Ltd., financial advisors to APF Trust;

"**Great Northern**" means Great Northern Exploration Ltd.;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Information Circular**" means this proxy statement and information circular dated May 20, 2005, together with all Appendices hereto and including the Summary hereof and all documents incorporated herein by reference, distributed by APF Trust in connection with the Meeting;

"**Interim Order**" means the interim order of the Court concerning the Arrangement under Section 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction, a copy of which order is attached as Appendix "G" to this Information Circular;

"**Letter of Transmittal and Election Form**" means the Letter of Transmittal and Election Form enclosed with this Information Circular;

"**Material Adverse Change**" or "**Material Adverse Effect**" means, with respect to any person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such person and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any person and/or its subsidiaries, including changes in tax laws, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or communicated in writing as of April 13, 2005, or (v) any changes arising from matters consented to or approved in writing by parties to the Combination Agreement;

"**McDaniel**" means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

"**Meeting**" means the special Meeting of APF Unitholders to be held on June 20, 2005, and any adjournment hereof, at which the APF Unitholders will consider the APF Special Resolutions;

"**Meeting Record Date**" means the record date set for the Meeting, being the close of business on May 11, 2005;

"**Merger**" means the business combination of APF Trust and StarPoint which will provide for, *inter alia*, the transfer of all the APF Assets to StarPoint in consideration of the StarPoint Payment Units and the assumption of the Assumed Liabilities by StarPoint and the distribution of all StarPoint Payment Units to the APF Unitholders on the

Closing Date upon, and as consideration for, the redemption of all of the APF Units (other than the APF Remaining Unit), all as contemplated in Section 132.2 of the Tax Act;

"**NI 51-101**" means National Instrument – 51-101 Standards of Disclosure for Oil and Gas Activities;

"**Non-Resident**" means: (i) a Person who is not a resident of Canada for the purposes of the Income Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Income Tax Act;

"**Notice of Petition**" means the Notice of Petition by APF Inc., Rockyview and 1163947 to the Court for the Final Order which accompanies this Information Circular;

"**1163947**" means 1163947 Alberta Inc.;

"**Olympia**" means Olympia Trust Company;

"**Ordinary Resolution**" means a resolution approved at a meeting of APF Unitholders by more than 50 percent of the votes cast in respect of the resolution by or on behalf of APF Unitholders;

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

"**Plan**" or "**Plan of Arrangement**" means the plan of arrangement attached as Exhibit 1 to Appendix "F" to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Policy Q-27**" means Policy Q-27 of the Québec Authorité Des Marchés Financiers – "Requirements for Minority Security Holders Protection in Certain Transactions";

"**Purchase and Sale Agreement**" means the agreement between Rockyview and APF Inc. pursuant to which Rockyview will acquire the Rockyview Assets;

"**Registrar**" means the Registrar of Corporations appointed under the ABCA;

"**Resident**" means a Person or partnership that is not a Non-Resident;

"**Rockyview**" means Rockyview Energy Inc.;

"**Rockyview Assets**" means the assets to be acquired by Rockyview from APF Inc., as a part of the Arrangement, as such assets are more particularly described in the Arrangement Agreement;

"**Rockyview Private Placement**" means the proposed private placement of up to 1,826,484 units comprised of Rockyview Shares and Rockyview Warrants immediately following the completion of the matters contemplated in the Arrangement as described in this Information Circular under the heading "Other Matters to be Considered at the Meeting – Approval of the Rockyview Private Placement";

"**Rockyview Report**" means the report of GLJ, independent petroleum consultants, dated May 16, 2005 and effective December 31, 2004, evaluating the petroleum and natural gas reserves in the Rockyview Assets using GLJ (January 2005) pricing;

"**Rockyview Shares**" means common shares of Rockyview;

"**Rockyview Stock Option Plan**" means the stock option plan of Rockyview as set out in Appendix "I" to this Information Circular;

"**Rockyview Warrants**" mean warrants of Rockyview to be issued in the Rockyview Private Placement;

"**Rule 61-501**" means Rule 61-501 of the Ontario Securities Commission;

"**SCT**" means StarPoint Commercial Trust, a trust created under the Laws of the Province of Alberta and a wholly-owned subsidiary of StarPoint;

"**SEC**" means the United States Securities and Exchange Commission;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**SEL**" means StarPoint Energy Ltd.;

"**Special Distribution**" means the distribution to APF Unitholders of the Warrants and the APF Inc. Notes and cash in accordance with the Arrangement;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of APF Unitholders (including an adjourned meeting) duly conveyed for the purpose and held in accordance with the provisions of the APF Trust Indenture at which two or more holders of at least 10 percent of the aggregate number of APF Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3 percent of the APF Units represented at the meeting and voted on a poll upon such resolution;

"**Sproule**" means Sproule Associates Limited;

"**StarPoint**" means StarPoint Energy Trust, a trust created under the laws of the Province of Alberta;

"**StarPoint AIF**" means the renewal annual information form of StarPoint dated March 28, 2005 for the year ended December 31, 2004, which annual information form is incorporated by reference into Appendix "B" of this Information Circular;

"**StarPoint Board of Directors**" means the board of directors of SEL as it may be comprised from time to time;

"**StarPoint Exchangeable Shares**" means series A exchangeable shares in the capital of SEL;

"**StarPoint, Mission and E3 Arrangement**" means the plan of arrangement under Section 193 of the ABCA and Section 192 of the *Canada Business Corporations Act* involving SEL, E3 Energy Inc., StarPoint, Mission Oil & Gas Inc., StarPoint Acquisition Ltd., StarPoint Exchangeco Ltd. and the securityholders of SEL and E3 Energy Inc., which was completed January 7, 2005;

"**StarPoint NPI**" means the net profits interest granted by StarPoint Energy Partnership to StarPoint;

"**StarPoint Parties**" means StarPoint, SEL, SCT, StarPoint Exchangeco Ltd., 1149708 Alberta Ltd., Trend Energy Ltd. and StarPoint Energy Partnership, and "**StarPoint Party**" means any of them unless the context otherwise requires;

"**StarPoint Payment Units**" means the StarPoint Units issued to APF Trust in consideration of the sale and transfer of the APF Assets and the assumption of the Assumed Liabilities by StarPoint;

"**StarPoint Prospectus Offering**" means the offering by StarPoint of subscription receipts and convertible debentures as described in Appendix "B" hereto;

"**StarPoint Unit**" means a trust unit issued by StarPoint;

"**StarPoint Unitholders**" means, at the relevant time, the holders of StarPoint Units;

"**Subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**Subtrust**" means StarPoint Commercial Trust, an unincorporated trust formed under the laws of the Province of Alberta of which StarPoint is the sole beneficiary;

"**Support Agreements**" means the agreements entered into between StarPoint and each of the directors and officers of APF Inc., pursuant to which such directors and officers have agreed to vote the APF Units held by them in favour of the APF Special Resolutions;

"**Take-Over Proposal**" has the meaning ascribed thereto in "Details of the Merger – The Combination Agreement – Acquisition Proposal and Take-Over Proposal";

"**Tika**" means Tika Energy, Inc.;

"**Time of Closing**" means 10:00 a.m. on the Closing Date or such other time as is mutually agreed by APF Trust and StarPoint;

"**TSX**" means the Toronto Stock Exchange;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(1) under Regulation S under the 1933 Act; and

"**Warrants**" means warrants of 1163947 distributed to APF Unitholders under the Arrangement, which may be exercised to subscribe for common shares of 1163947 by tendering APF Inc. Notes in satisfaction of the exercise price of the Warrants (resulting in the APF Unitholder becoming a shareholder of Rockyview subsequent to the amalgamation of 1163947 and Rockyview).

PRESENTATION OF OIL AND NATURAL GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas information of APF Trust contained in this Information Circular, including the documents incorporated by reference, has been prepared and presented in accordance with NI 51-101, adopted by the Canadian securities regulatory authorities. In this Information Circular, unless otherwise indicated, all estimates and disclosure of oil and natural gas reserves and production of APF Trust including in this Information Circular are presented on a "gross" basis (as defined in NI 51-101), and using forecast price and cost assumptions in the applicable independent engineering evaluation. The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this Information Circular. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

All oil and natural gas reserves and operational information, as well as all financial information, relating to StarPoint contained in this Information Circular is based on information provided to APF Trust by StarPoint. StarPoint has advised APF Trust that, unless otherwise indicated, all estimates of disclosure of oil and natural gas reserves and production of StarPoint including in this Information Circular are presented using forecast price and cost assumptions in the applicable independent engineering evaluation. For additional information regarding StarPoint's oil and natural gas reserves and production information, please refer to the StarPoint AIF, a copy of which is available through StarPoint's issuer profile on the SEDAR website at www.sedar.com. See also "Presentation of StarPoint Information".

Each of APF Trust and StarPoint has adopted the standard of 6 mcf:1 boe when converting natural gas to boes. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For additional information regarding the presentation of APF Trust's oil and natural gas reserves and production information and a description of certain terms used in this Information Circular, please refer to "Natural Gas and Petroleum Reserves and Production Disclosure and Definitions" in the APF AIF, a copy of which is available through the internet on APF Trust's issuer profile on the SEDAR website at www.sedar.com and to the definitions set forth in NI 51-101 and Companion Policy 51-101CP. In addition to those terms defined in the APF AIF and NI 51-101 and Companion Policy 51-101CP, in this Information Circular the term "reserve life index" has the meaning set forth below:

"**reserve life index**" means the number of years obtained by:

(a) in the case of APF Trust, dividing (i) the quantity of the gross reserves for the particular reserves category as at December 31, 2004 (based on the independent engineering evaluation contained in the APF AIF and using forecast prices and costs) less actual gross production for the three months ended March 31, 2005, by (ii) the annualized actual gross production for the three months ended March 31, 2005;

(b) in the case of StarPoint, by dividing (i) the quantity of the gross reserves for the particular reserves category as at December 31, 2004 (based on the independent engineering evaluation contained in the StarPoint AIF and using forecast prices and costs) less actual gross production for the three months ended March 31, 2005, by (ii) the annualized actual gross production for the three months ended March 31, 2005; and

(c) in the case of the combined entity, by dividing (i) the combined quantity of gross reserves for APF Trust and StarPoint as calculated pursuant to paragraphs (a)(i) and (b)(i) above, by (ii) the combined annualized gross production for APF Trust and StarPoint for the three months ended March 31, 2005.

ABBREVIATIONS

The following abbreviations are used in this Information Circular to represent the following terms:

"**bbl**" means barrel and "**bbls**" means barrels;
"**bbls/d**" means barrels per day;
"**boe**" means barrels of oil equivalent, with natural gas converted at 6 mcf of natural gas per bbl of oil;
"**boe/d**" means barrels of oil equivalent per day, with natural gas converted at 6 mcf of gas per bbl of oil, unless otherwise stated (see "Presentation of Oil and Natural Gas Reserves and Production Information");
"**mbbls**" means 1,000 barrels;
"**mboe**" means 1,000 barrels of oil equivalent, with natural gas converted at 6 mcf of gas per bbl of oil, unless otherwise stated;
"**mcf**" means 1,000 cubic feet;
"**mcf/d**" means 1,000 cubic feet per day;
"**mmbbls**" means, 1,000,000 barrels;
"**mmbtu**" means 1,000,000 British thermal units;
"**mmcf**" means 1,000,000 cubic feet;
"**mmcf/d**" means 1,000,000 cubic feet per day; and
"**NGLs**" or "**liquids**" means natural gas liquids.

CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies on behalf of APF Trust by the management of APF Inc. for use at the Meeting. The Meeting will be held in the Lecture Theatre at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Monday, June 20, 2005 at 9:00 a.m. (Calgary time) for the purposes set forth in the Notice of Special Meeting accompanying this Information Circular. It is expected that such solicitation will be primarily by mail. Proxies may also be solicited personally by officers of APF Inc. at nominal cost. The cost of solicitation on behalf of APF Trust will be borne by APF Trust. The information contained in this Information Circular is given as of May 20, 2005 except where otherwise indicated.

In addition, APF Trust has retained Canaccord Capital Corporation ("Canaccord") as soliciting dealer manager at a fee of $85,000, plus goods and services tax and plus out-of-pocket expenses to aid in the solicitation of proxies from individual and institutional investors in Canada and the United States. Canaccord will form and manage a soliciting dealer group to solicit proxies in connection with the Meeting. APF Trust has agreed to pay a solicitation fee of $0.10 per APF Unit voted at the Meeting in favour of the special resolutions pertaining to the Arrangement and the Merger, with such fee being payable to the member of the soliciting dealer group whose name appears on the applicable proxy, subject to a minimum fee of $75 and a maximum fee of $1,500 for APF Units voted by each beneficial owner, and the holdings of each beneficial owner will be aggregated for this purpose. The minimum fee will only be payable in respect of APF Units owned by any single beneficial owner representing greater than 500 votes at the Meeting.

If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy or voting instruction form or, for registered APF Unitholders, your Letter of Transmittal and Election Form, please call Canaccord at (403) 508-3871 or toll free at 1-866-601-5923.

No person has been authorized to give any information or make any representation in connection with the Arrangement and the Merger or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

APPOINTMENT OF PROXIES

Those APF Unitholders who wish to be represented at the Meeting by proxy must complete and deliver a proper form of proxy to Computershare by mail or facsimile to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (a self-addressed envelope is enclosed), fax number: 416-263-9524. In order to be valid, proxies must be received by the APF Trustee at least 24 hours, excluding Saturdays, Sundays and statutory holidays, prior to the time of the Meeting or any adjournment thereof.

The document appointing a proxy must be in writing and completed and signed by the APF Unitholder or his or her attorney authorized in writing or, if the APF Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc. should so indicate and provide satisfactory evidence of such authority.

The persons named as proxyholders in the enclosed form of proxy, Martin Hislop and Steven Cloutier, are officers of APF Inc. An APF Unitholder desiring to appoint some other person as his or her representative at the Meeting may do so by either: (i) crossing out the names of the management nominees AND legibly printing the other person's name (who need not be an APF Unitholder) in the blank space provided in the enclosed form of proxy; or (ii) completing another valid form of proxy. In either case, the completed proxy must be delivered to the APF Trustee at the place and within the time specified above for the deposit of proxies.

REVOCATION OF PROXIES

An APF Unitholder who has given a proxy has the power to revoke it before the proxy is exercised. In addition to revocation in any other manner permitted by law, an APF Unitholder may revoke the proxy with an instrument in writing signed and delivered to the APF Trustee at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof or deposited with the Chairman of the Meeting on the day of the

Meeting or any adjournment thereof prior to the commencement of the Meeting. The document used to revoke a proxy must be in writing and completed and signed by the APF Unitholder or his or her attorney authorized in writing or, if the APF Unitholder is a corporation, under its corporate seal or by an officer or duly authorized attorney thereof. As well, an APF Unitholder who has given a proxy may attend the Meeting in person (or where the APF Unitholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the Chairman of the Meeting before the proxy is exercised) and vote in person (or abstain from voting).

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The APF Units represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such APF Units will be voted FOR the resolutions referred to in the proxy. If any amendment or variation to the matters identified in the Notice of Special Meeting is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Information Circular, none of the APF Parties is aware of any other amendments or variations or other matters to come before the Meeting.

VOTING OF TRUST UNITS – ADVICE TO BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many APF Unitholders, as a substantial number of the APF Unitholders do not hold APF Units in their own name. APF Unitholders who do not hold their APF Units in their own name (referred to in this Information Circular as "Beneficial Holders") should note that only proxies deposited by APF Unitholders whose names appear on the records of APF Trust as the registered holders of APF Units can be recognized and acted upon at the Meeting. If APF Units are listed in an account statement provided to an APF Unitholder by a broker, then in almost all cases those APF Units will more likely be registered under the name of the broker or an agent of a broker. In Canada, the vast majority of such APF Units are registered under the name of CDS & Co., (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). APF Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting APF Units for their clients. Beneficial Holders cannot be recognized at the Meeting for purposes of voting the APF Units in person or by way of proxy, except as set out below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that the APF Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered APF Unitholders. However, its purpose is limited to instructing the registered APF Unitholder how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the Beneficial Holder can call a toll-free number to vote the APF Units held by the Beneficial Holder. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of APF Units to be represented at the Meeting. A Beneficial Holder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote APF Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the APF Units voted.

IF YOU ARE A BENEFICIAL HOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

QUORUM FOR THE MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding APF Units. Generally, if a quorum is not present

at a meeting within one half an hour after the time fixed for the holding of the meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the meeting. At such meeting, the APF Unitholders present either personally or by proxy shall form a quorum. In the case of the Meeting, at which special resolutions are under consideration, such adjournments are required to be for not less than 21 days nor more than 60 days and notice is to be given at least 10 days prior to the date of the adjourned meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The APF Unitholders are the sole beneficiaries of APF Trust. On a show of hands, every APF Unitholder present in person or represented by proxy (and entitled to vote) has one vote. On a poll or ballot, every APF Unitholder present in person or by proxy has one vote for each APF Unit held. All votes on special resolutions will be conducted by a poll and no demand for a poll is required. As at May 11, 2005 (the "**Meeting Record Date**"), there were 60,714,056 issued and outstanding APF Units. APF Unitholders of record as of the Meeting Record Date are entitled to receive the Notice of Special Meeting and attend and vote at the Meeting.

As at the date of this Information Circular and to the best of the knowledge of the directors and officers of APF Inc., no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding APF Units.

BACKGROUND AND REASONS FOR THE ARRANGEMENT AND THE MERGER

Background to the Arrangement and the Merger

On March 2, 2005, APF Inc. representatives were contacted by StarPoint's financial advisor, who indicated that StarPoint was interested in discussing a potential business combination with APF Trust. Later that day, StarPoint's financial advisor provided APF Inc. with an overview of the general terms of such a transaction, which outlined a merger between the two trusts and the creation of a publicly-traded exploration and production company. The material also contained estimated financial and operating data for the combined trust, based on public data. On March 3, 2005, representatives of StarPoint and APF Inc. met to discuss a potential business combination.

Between March 3, 2005 and March 10, 2005, APF Inc. reviewed internally the material provided by StarPoint and its financial advisors, as well as material obtained from other public sources. On March 10, 2005, the parties executed a confidentiality agreement to facilitate the exchange and review of confidential information.

On March 21, 2005, the APF Board of Directors received financial advice from GMP on StarPoint's proposal and reviewed with them and Parlee McLaws LLP the structure and terms of the proposal. On April 2, 2005, the APF Board of Directors authorized management to continue to negotiate the terms of StarPoint's non-binding proposal and, subject to certain terms and provisions being included in the proposal, authorized the entering into of the proposal on behalf of APF Trust. The proposal was entered into on April 4, 2005. The proposal provided for a period of exclusive negotiations, indicated preliminary terms of a combination and outlined certain outstanding due diligence procedures. The terms of any combination were subject to completion of due diligence by APF Trust and StarPoint, final negotiations of definitive terms and agreements and the approval of each of the APF Board of Directors and StarPoint Board of Directors.

Subsequent to April 4, 2005, discussions and negotiations continued between representatives of APF Trust and representatives of StarPoint with respect to due diligence matters, terms and conditions to the Merger and the terms of the Combination Agreement.

The APF Board of Directors met on April 12, 2005. GMP provided the APF Board of Directors with advice regarding the proposed Merger, including its view as to the fairness, from a financial point of view, of the consideration to be received by the APF Unitholders under the proposal. Parlee McLaws LLP and Burnet, Duckworth & Palmer LLP provided advice on the structure of the transaction and the terms of the draft Combination Agreement. The APF Board of Directors reviewed the terms of the draft Combination Agreement, discussed with its counsel a number of issues arising in respect of the Combination Agreement and fully considered its duties and responsibilities to holders of APF Units.

The Combination Agreement was executed on April 13, 2005 and the transaction was publicly announced on that date. The APF Board of Directors approved the Combination Agreement and unanimously determined that the Arrangement and the Merger is in the best interests of APF Trust and APF Unitholders generally and resolved to unanimously recommend that the APF Unitholders vote in favour of the Merger. Support Agreements of each director and officer of APF Inc. were executed dated April 13, 2005.

On May 4, 2005, the non-management members of the APF Board of Directors met with representatives of GMP to consider the terms of the Rockyview Private Placement and the Rockyview Option Plan.

Reasons for the Arrangement

The APF Board of Directors believes the advantage of the Arrangement is that APF Unitholders will be entitled to receive common shares of Rockyview, a junior exploration and production company. Accordingly, APF Unitholders will benefit from:

(a) a proven management team consisting of APF Inc.'s officers that has successfully executed on acquisitions and drilling over APF Inc.'s eight years of operations. From December 1996 until year-end 2005:

  (i) daily production grew from 1,700 boe to approximately 18,000 boe;

  (ii) entity value grew from $35 million to almost $1 billion; and

  (iii) aggregate cash distributions to APF Unitholders amounted to $276 million or $15.84 per unit on an original $10 APF Unit. Together with an increase in unit price, APF Trust has generated an average annual return of 22% since inception;

(b) a production base of approximately 1,000 boe/d of high netback oil and gas in the greater Wood River area of south-central Alberta;

(c) high quality, long life reserves of 3.3 million boe (proved plus probable at January 1, 2005) with a reserve life index of 9 years on a proved plus probable basis;

(d) 55,815 net undeveloped acres of land with approximately 50 drilling locations, prospective in multiple horizons for both conventional reserves as well as coalbed methane in the Horseshoe Canyon formation; and

(e) A strong balance sheet, with no debt and $7 million in cash (after expenses and payment for a portion of the Rockyview Assets in cash).

See "Notice for United States Securityholders" and "Ineligible APF Unitholders" for a further discussion on the specific treatment of APF Units held by Non-Residents and persons located outside of Canada.

Reasons for the Merger

In addition to the considerations set forth under "Recommendation of the APF Board of Directors", the APF Board of Directors believes that the principal advantages of the Merger to APF Unitholders are as follows:

APF Unitholders who are not Ineligible APF Unitholders will be entitled to receive StarPoint Payment Units and participate on a go-forward basis in a dynamic, growth oriented royalty trust on the basis of 0.63 of a StarPoint Payment Unit for each APF Unit. On a consolidated basis, APF Unitholders will benefit from:

(a) a larger, more diversified asset base with daily production of approximately 26,500 boe;

(b) a larger, more diversified undeveloped land base, with more than 500,000 net undeveloped acres of land and 575 potential drilling locations;

(c) a strong balance sheet with a lower payout ratio and a lower debt-to-cash flow ratio;

(d) high quality, long life reserves of 87.6 million boe (proved plus probable at January 1, 2005), with a reserve life index of 9.3 years on a proved plus probable basis;

(e) a larger market capitalization that is expected to result in increased liquidity, a lower cost of capital and an improved ability to compete for and finance new acquisitions;

(f) human resource and operational synergies that may contribute to lower operating costs and general and administrative costs per boe;

(g) the continued involvement of APF Inc.'s current CEO, Martin Hislop, and President, Steven Cloutier, on StarPoint's board of directors; and

(h) StarPoint's recently announced agreement to acquire $392 million of assets from EnCana Corporation, which enhances all the consolidated operating and financial indicia by:

  (i) adding 6,750 boe/d of high netback production;

  (ii) adding high quality, long life reserves of 22.8 million boe (proved plus probable at March 31, 2005) with a reserve life index of 9.3 years on a proved plus probable basis;

  (iii) reducing further the payout ratio; and

  (iv) increasing the monthly distribution to $0.21 per StarPoint Unit.

Recommendation of the APF Board of Directors

The APF Board of Directors has determined unanimously that the Arrangement and the Merger are in the best interests of APF Trust and the APF Unitholders generally and unanimously recommends that APF Unitholders vote in favour of each of the Arrangement and the Merger. In coming to its conclusion and recommendation, the APF Board of Directors considered a number of factors including the following:

(a) the expectation that the Merger will result in a mutual fund trust that is financially and operationally stronger and more efficient than APF Trust, enabling it to more effectively participate and compete in the acquisition, development, production and marketing of oil and natural gas under a variety of economic conditions;

(b) the Fairness Opinion from GMP;

(c) the structure of the Merger which generally provides, for Canadian tax purposes, for a tax-deferred rollover of APF Units into StarPoint Payment Units;

(d) the timing of the record dates for monthly distributions of each of APF Trust and StarPoint and the Closing Date provides for the uninterrupted payment of monthly cash distributions to APF Unitholders;

(e) the Merger will enable APF Unitholders (other than Ineligible APF Unitholders) to continue to participate in a larger oil and gas royalty trust with a proven management team and a strong balance sheet;

(f) information concerning the financial condition, results of operations, business, plans and prospects of StarPoint and APF Trust and the resulting potential for enhanced business efficiency, management, effectiveness and financial results of the combined entity;

(g) the historical and current trading prices of the StarPoint Units and APF Units;

(h) APF Unitholders will be entitled to receive common shares in a new exploration company, with approximately 1,000 boe/d of oil and gas production and more than 50 drilling locations managed by the current APF Inc. management team;

(i) each member of the APF Board of Directors and each officer of APF Inc. has entered into Support Agreements with StarPoint agreeing to vote their APF Units in favour of the Arrangement and the Merger; and

(j) other benefits of the Arrangement and the Merger as described under "Reasons for the Arrangement and the Merger".

The APF Board of Directors believes both the Arrangement and the Merger are in the best interests of APF Trust and APF Unitholders generally and therefore unanimously recommends that APF Unitholders vote FOR each of the Arrangement and the Merger.

Each of the Arrangement and the Merger requires the approval of holders of not less than 66 2/3% of the APF Units represented at the Meeting which are voted in respect of the resolution in person or by proxy. See "Interests of Insiders in the Merger and Intentions of Certain Insiders".

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote such proxy in favour of the Arrangement and the Merger.

THE ARRANGEMENT

Effect of the Arrangement Upon APF Unitholders

After giving effect to the Arrangement, Rockyview will have acquired the Rockyview Assets from APF Inc. Those APF Unitholders who have exercised or are deemed to have exercised the Warrants distributed pursuant to the Arrangement will have become shareholders of Rockyview. APF Unitholders who elect not to exercise their Warrants will retain APF Inc. Notes. APF Unitholders who fail to make any election or fail to properly complete the Letter of Transmittal and Election Form will be deemed to have elected to exercise their Warrants and become shareholders of Rockyview. See "The Arrangement – Effect of the Arrangement Upon APF Unitholders".

If all APF Unitholders, including APF Unitholders who are Non-Resident of Canada, elect to exercise their Warrants and become shareholders of Rockyview, it is anticipated that there will be 66,139,721 Rockyview Shares outstanding assuming conversion of all APF Options, conversion of all APF Debentures and issuance of APF Units pursuant to the APF DRIP prior to the Effective Date of the Arrangement (12,849,771 after the Consolidation and the Rockyview Private Placement), together with 913,242 Rockyview Warrants and approximately 927,500 Rockyview Options (after the Consolidation). See "Other Matters to be Considered at the Meeting – Approval of the Private Placement".

Details of the Arrangement

Prior to but as a condition to the Merger, the business of APF Inc. will be divided by a series of transactions that results in certain assets of APF Inc. being sold to Rockyview at a price based on proved plus probable reserves, in the forecast case, determined by an independent oil and gas reserves evaluation at a 10% discount rate, together with the value of undeveloped land and certain other assets (see "Other Matters to be Considered at the Meeting – Approval of the Rockyview Private Placement") and the APF Unitholders being entitled to become shareholders of Rockyview. The Plan of Arrangement provides for the following transactions to occur on the Effective Date of the Arrangement:

(a) the APF Trust Indenture and other constating documents of the APF Parties will be deemed to have been amended to the extent necessary to facilitate the Arrangement;

(b) 1163947, a subsidiary of Rockyview, will issue to Rockyview, for nominal consideration, the Warrants, which entitle the holder to purchase common shares of 1163947. The number of Warrants will be equal to the number of APF Units outstanding immediately prior to the Effective Time. The consideration for the issuance of the Warrants to Rockyview will be paid by Rockyview issuing an adjustable note equal to the fair market value of the Warrants to 1163947;

(c) APF Inc. and 1163947 will enter into the Purchase and Sale Agreement respecting the purchase by 1163947 of certain assets of APF Inc. (the "**Asset Purchase**");

(d) Rockyview will transfer the Warrants to APF Inc. by declaration of a dividend;

(e) APF Inc. will:

(i) transfer the Warrants to APF Trust as partial repayment of the existing debt owed by APF Inc. to APF Trust; and

(ii) issue APF Inc. Notes to APF Trust having an aggregate principal amount equal to the purchase price payable under the Asset Purchase as partial repayment of the existing debt owed by APF Inc. to APF Trust;

(f) APF Trust will distribute the Warrants and the APF Inc. Notes and pay cash to the Depositary and Exchange Agent in trust for the APF Unitholders on the following basis:

(i) for APF Unitholders who are Residents, one Warrant and one APF Inc. Note for each APF Unit held;

(ii) for APF Unitholders who are Non-Residents, $17/20^{th}$ of a Warrant $17/20^{th}$ of an APF Inc. Note and cash (which will be withheld and remitted to CRA on behalf of each APF Unitholder who is a Non-Resident on account of such Non-Resident's tax obligation under Part XIII.2 of the Income Tax Act) in the amount equal to the fair market value of $3/20^{th}$ of a Warrant and $3/20^{th}$ of the principal amount of an APF Inc. Note;

(g) APF Unitholders will individually elect to:

(i) exercise their Warrants and tender their APF Inc. Notes in satisfaction of the exercise price of the Warrants, thereby being entitled to receive common shares of 1163947 (which, after the amalgamation of 1163947 and Rockyview, will be Rockyview Shares); or

(ii) not exercise their Warrants and retain their APF Inc. Notes;

(h) APF Unitholders who do not make an election or where such election is not properly made will be deemed to have elected to exercise their Warrants and receive Rockyview Shares and such APF Unitholders will be deemed to have directed their APF Inc. Notes to be tendered in payment of the exercise price of their Warrants; provided that APF Unitholders who are located in the United States, or who are believed by Rockyview to be located in the United States, at the Effective Time of the Arrangement, may receive Rockyview Shares in the Arrangement only if an exemption from the registration requirements of applicable state securities laws is available;

(i) Warrants which are not exercised will expire;

(j) Rockyview and 1163947 will amalgamate and continue as one corporation under the ABCA;

(k) the issued and outstanding common shares of the corporation resulting from the amalgamation of Rockyview and 1163947 shall be consolidated on the basis of one new common share being issued for six issued and outstanding common shares;

(l) the Rockyview Assets shall be transferred to the amalgamated company, Rockyview, according to the Purchase and Sale Agreement respecting the Asset Purchase;

(m) APF Inc. Notes received by 1163947 in satisfaction of the exercise price of the Warrants will be tendered by 1163947 (by amalgamation, Rockyview) as partial satisfaction of the purchase price under the Asset Purchase to the extent of the principal amount of the APF Inc. Notes tendered and the balance of the purchase price shall be paid to APF Inc. in cash; and

(n) the Amalco Multiple Voting Share shall be redeemed for the sum of $100.00.

In order for an APF Unitholder to elect whether to exercise the Warrants and receive Rockyview Shares or, alternatively, to retain the APF Inc. Notes, an APF Unitholder must deposit a properly completed and duly executed Letter of Transmittal and Election Form, in the form accompanying this Information Circular, together with the certificates representing such APF Unitholder's APF Units with the Depositary and Exchange Agent at one of the offices specified in such form not later than the Election Deadline. APF Unitholders who fail to make such election by the Election Deadline will be deemed to have elected to exercise their Warrants and become holders of Rockyview Shares. See "Procedure for Election and Exchange of APF Certificates".

The Arrangement provides that any certificate representing APF Units that is not validly deposited with the Depositary and Exchange Agent within six years of the date of completion of the Arrangement shall cease to represent a claim or interest of any kind or nature to Rockyview Shares or APF Inc. Notes to which the holder of such certificate would have otherwise been entitled and such securities shall be deemed to have been surrendered to Rockyview or APF Inc., as the case may be, together with all entitlements to distributions, dividends, payments and interest thereon held for such holder.

Description of the APF Inc. Notes

The APF Inc. Notes will be issued under a trust indenture (the "Note Indenture") to be dated on or before the date of closing of the Arrangement, between APF Inc. and Olympia Trust Company, as trustee (the "Note Trustee"). The aggregate principal amount of the APF Inc. Notes authorized for issue will be limited to the purchase price of the Rockyview Assets payable under the Purchase and Sale Agreement.

The APF Inc. Notes will be dated as of the closing date of the Arrangement and will be due one year from such closing date.

The APF Inc. Notes will bear interest from the date of issue at 6.0% per annum, payable on maturity, and will be redeemable at any time without notice, bonus or penalty at the option of APF Inc.

The APF Inc. Notes will not be listed on any stock exchange.

The APF Inc. Notes will be direct obligations of APF Inc. and will not be secured by any mortgage, pledge, hypothec or other charge. The payment of the principal of and interest on, the APF Inc. Notes will be subordinated in right of payment, as set forth in the Note Indenture, to the prior payment in full of all Senior Indebtedness and indebtedness to trade creditors of APF Inc. "Senior Indebtedness" of APF Inc. will be defined in the Note Indenture as the principal of, premium, if any, interest on and other amounts in respect of all indebtedness of APF Inc. (whether outstanding as at the date of the Note Indenture or thereafter incurred) which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the APF Inc. Notes.

The Note Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relating to APF Inc. or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of APF Inc., whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of APF Inc., then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of APF Inc. Notes will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the APF Inc. Notes or any unpaid interest accrued thereon. The Note Indenture will also provide that APF Inc. will not make any

payment, and the holders of the APF Inc. Notes will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set–off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the APF Inc. Notes (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the APF Inc. Notes, or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the APF Inc., unless the Senior Indebtedness has been repaid in full.

The Note Indenture will provide that an event of default ("Event of Default") in respect of the APF Inc. Notes will occur if any one or more of the following described events has occurred and is continuing with respect to the APF Inc. Notes: (a) failure to pay principal and interest on the APF Inc. Notes when due; (b) certain events of bankruptcy, insolvency or reorganization of the APF Inc. under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Note Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of APF Inc. Notes then outstanding, declare the principal of and interest on all outstanding APF Inc. Notes to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the APF Inc. Notes then outstanding may, on behalf of the holders of all APF Inc. Notes, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

The rights of the holders of the APF Inc. Notes may be modified in accordance with the terms of the Note Indenture. For that purpose, among others, the Note Indenture will contain certain provisions which will make binding on all holders of APF Inc. Notes, resolutions passed at meetings of the holders of APF Inc. Notes by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the APF Inc. Notes present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the APF Inc. Notes then outstanding.

See "Stock Exchange Listings" and "Other Legal Matters - Resale of StarPoint Units and Rockyview Shares and APF Inc. Notes".

Conditions to the Arrangement

The respective obligations of APF Inc., APF Trust, 1163947 and Rockyview to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived on or before the Effective Date of the Arrangement. These conditions are set forth in the Arrangement Agreement and include:

(a) mutual closing conditions:

(i) the Interim Order shall have been granted in form and substance satisfactory to APF Inc. and Rockyview, acting reasonably, not later than May 20, 2005 or such later date as the parties may agree, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(ii) a special resolution shall have been passed by APF Trust and by the APF Unitholders as may be required pursuant to the Interim Order, on or before July 31, 2005, or such other date as mutually agreed to between APF Inc. and Rockyview, in form and substance satisfactory to each of APF Inc. and Rockyview, acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

(iii) on or before July 31, 2005, or such other date as mutually agreed to between APF Inc. and Rockyview, the Final Order shall have been granted in form and substance satisfactory to APF Inc. and Rockyview, each acting reasonably;

(iv) the Arrangement shall have become effective on or before July 31, 2005;

(v) the Articles of Arrangement, Articles of Amalgamation and Articles of Amendment shall be in form and substance satisfactory to APF Inc. and Rockyview, acting reasonably, and

shall have been accepted for filing by the Registrar, together with the Final Order and all related documents in accordance with subsection 193(9) of the ABCA;

(vi) there shall be no action taken under any existing applicable law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(A) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(B) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated in the Arrangement Agreement;

(vii) the consents of the lenders and other creditors of APF Inc., if required, to the Arrangement, to the extent required, shall have been obtained;

(viii) all requisite domestic and foreign regulatory approvals and consents, including, without limitation, those of the TSX to the listing of Rockyview Shares issuable under the Plan of Arrangement, and of the securities regulatory authorities in respect of Rockyview Shares being freely tradable in Canada without restriction (other than those restrictions associated with "control block" provisions), shall have been obtained on terms and conditions satisfactory to APF Inc. and Rockyview, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period; and

(ix) the Purchase and Sale Agreement with respect to the sale by APF Inc. of the Rockyview Assets shall have been executed on terms satisfactory to APF Trust acting reasonably, in accordance with the Arrangement Agreement and there shall be no adverse tax consequences to APF Trust.

(b) APF Inc.'s closing conditions:

(i) the representations and warranties made by Rockyview and 1163947 in Section 7.1 of the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date of the Arrangement as if made on and as of such date (except to the extent such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Rockyview or 1163947. Rockyview and 1163947 shall have provided to APF Inc. and APF Trust a certificate of Rockyview and 1163947 certifying as to the truth of the representations and warranties on the Effective Date of the Arrangement and APF Inc. and APF Trust shall have no actual knowledge to the contrary;

(ii) Rockyview and 1163947 shall have complied in all material respects with their respective covenants in the Arrangement Agreement and Rockyview and 1163947 shall have provided to APF Inc. and APF Trust a certificate of Rockyview and 1163947 certifying as to such compliance and APF Inc. and APF Trust shall have no actual knowledge to the contrary;

(iii) there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of APF Inc. and APF Trust, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to 1163947 or Rockyview consummating the Plan of Arrangement; and

(iv) the Rockyview Shares and the APF Inc. Notes to be issued or paid, as applicable, pursuant to the Arrangement shall have been deposited with the Depositary and Exchange Agent (as defined in the Plan of Arrangement), together with an irrevocable direction authorizing and directing the Depositary and Exchange Agent to deliver Rockyview Shares or the APF Inc. Notes pursuant to the Arrangement to the holders of the APF Units who are entitled to receive such Rockyview Shares or APF Inc. Notes in accordance with the Arrangement.

(c) Rockyview's and 1163947's closing conditions:

(i) the representations and warranties made by APF Inc. and APF Trust in Section 6.1 of the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date of the Arrangement as if made on and as of such date (except to the extent such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on the Rockyview Assets. APF Inc. and APF Trust shall have provided to Rockyview and 1163947 a certificate of APF Inc. and APF Trust certifying as to the truth of such representations and warranties on the Effective Date of the Arrangement, and Rockyview and 1163947 shall have no knowledge to the contrary;

(ii) APF Inc. and APF Trust shall have complied in all material respects with their covenants in the Arrangement Agreement and APF Inc. and APF Trust shall have provided to Rockyview a certificate certifying as to such compliance, and Rockyview shall have no actual knowledge to the contrary;

(iii) no act or matter having a Material Adverse Effect on the Rockyview Assets shall have occurred since April 13, 2005;

(iv) there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or prospective change) that, in the judgment of Rockyview, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to consummating the Plan of Arrangement; and

(v) there shall be no action taken under any existing applicable law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that imposes any material limitations on the ability of Rockyview to effectively exercise full rights of ownership of the Rockyview Assets, including, without limitation, the right of Rockyview to use and enjoy the business of the Rockyview Assets.

There is no assurance that the conditions will be satisfied or waived on a timely basis.

Upon the conditions being fulfilled or waived, APF Inc. and Rockyview intend to cause a copy of the Final Order and the Articles of Arrangement to be filed with the Registrar, together with such other materials as may be required by the Registrar.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the APF Unitholders authorizes the APF Board of Directors, without further notice to or approval of APF Trust or APF Unitholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix "A" for the text of the Arrangement Resolution.

Termination of the Arrangement Agreement

Notwithstanding any other rights contained in the Arrangement Agreement, either APF Inc. or Rockyview may terminate the Arrangement Agreement upon notice in writing to the other party, if:

(a) the Plan of Arrangement is not approved by the APF Unitholders in accordance with the Interim Order and all applicable corporate and securities laws on or before July 31, 2005;

(b) the Plan of Arrangement is not approved by the Court or other court of competent jurisdiction on or prior to July 31, 2005; and

(c) the Plan of Arrangement does not become effective on or before July 31, 2005.

Procedure for the Arrangement Becoming Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the APF Unitholders in the manner set out in the Interim Order;

(b) all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties;

(c) the Arrangement must be approved by the Court pursuant to the Final Order; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar.

APF Unitholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least 66 2/3% of the aggregate votes cast by APF Unitholders, who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the APF Board of Directors, without further notice to or approval of the APF Unitholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke such Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix "A" to this Information Circular for the full text of the Arrangement Resolution.

Court Approval/Filing of Articles

On May 19, 2005, APF Inc. obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix "G" to this Information Circular.

The ABCA provides that the Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by APF Unitholders at the Meeting in the manner required by the Interim Order, APF Inc. will make application to the Court for the Final Order at the Court House, 611 – 4th Street S.W., Calgary, Alberta on June 20, 2005 at 1:15 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Petition for the Final Order accompanies this Information Circular. Any APF Unitholder or other interested party desiring to support or oppose the Petition with respect to the Arrangement may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving upon APF Inc. on or before 12:00 p.m. (noon) on June 13, 2005, a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on APF Inc. is required to be

effected by service upon the solicitors for APF Inc., Parlee McLaws LLP, 3400, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7; Attention: G. Scott Watson. See "Notice of Petition".

APF Inc. has been advised by its counsel, Parlee McLaws LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement, and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the APF Unitholders and any other interested party that the Court determines appropriate. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. For the Arrangement to be effective, the Final Order and the Articles of Arrangement must be filed with the Registrar. Depending upon the nature of any required amendments, APF Inc. or Rockyview may determine not to proceed with the Arrangement.

The Rockyview Shares and the APF Inc. Notes issued pursuant to the Arrangement will not be registered under the provisions of the 1933 Act and are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, Rockyview Shares issued pursuant to the Arrangement will not require registration under the 1933 Act.

Regulatory Approvals

The Arrangement requires the approval of certain regulatory authorities. The Arrangement Agreement provides that these approvals are conditions precedent to the Arrangement becoming effective. APF Inc. or Rockyview will make application to such authorities prior to the Effective Date of the Arrangement in order to obtain all approvals required with respect to the Arrangement. There can be no assurance that all of the requisite approvals will be granted on a timely basis or on conditions satisfactory to APF Inc. or Rockyview. See "Regulatory Approvals".

THE MERGER

Effect of the Merger Upon APF Unitholders

General

After giving effect to the Merger, StarPoint will have acquired all of the APF Assets and assumed all of the Assumed Liabilities, and former APF Unitholders will have become holders of StarPoint Units on the basis of 0.63 of a StarPoint Payment Unit for each issued and outstanding APF Unit. The Merger is structured to be a tax deferred event such that the exchange of APF Units for StarPoint Payment Units will not result in a taxable event to APF Unitholders for Canadian tax purposes. See "Canadian Income Tax Considerations".

Upon completion of the Merger and completion of the EnCana Acquisition and the StarPoint Prospectus Offering and the exchange of APF Units for StarPoint Payment Units in accordance with the Exchange Ratio, it is anticipated that there will be approximately 88,565,599 StarPoint Units and StarPoint Exchangeable Shares issued and outstanding. Immediately following the Merger and completion of the EnCana Acquisition and the StarPoint Prospectus Offering, current StarPoint Unitholders will hold approximately 45,935,473 StarPoint Units and StarPoint Exchangeable Shares, representing approximately 52% of the issued and outstanding StarPoint Units and StarPoint Exchangeable Shares, and former holders of APF Units, other than Ineligible APF Unitholders whose StarPoint Payment Units have been sold (see "Ineligible APF Unitholders"), will hold 36,216,110 StarPoint Units, representing approximately 41% of the issued and outstanding StarPoint Units and StarPoint Exchangeable Shares. The number and percentage of StarPoint Units to be held by former holders of APF Units assumes the conversion of all APF Options, conversion of all APF Debentures and the issuance of APF Units pursuant to the APF DRIP Plan prior to the Time of Closing.

Subject to the exception described under "Ineligible APF Unitholders", StarPoint Payment Units that would otherwise be deliverable pursuant to the Merger to Ineligible APF Unitholders will be issued and delivered to the Depositary and Exchange Agent for sale by the Depositary and Exchange Agent on behalf of such Ineligible APF Unitholders. For additional information and details, see "Ineligible APF Unitholders" in this Information Circular.

Effect on Distributions

Distributions paid to APF Unitholders for the month of June 2005 will not be affected by the proposed Merger and will be paid in the usual manner. Therefore, APF Unitholders of record on May 31, 2005 will receive their regular monthly cash distribution on June 15, 2005. Assuming the Merger becomes effective on June 27, 2005, former APF Unitholders who are StarPoint Unitholders of record on the record date for StarPoint's June distribution (expected to be on or about June 30, 2005), will be entitled to receive a cash distribution from StarPoint on July 15, 2005 without any further action required on their part, and will be entitled to receive monthly cash distributions from StarPoint in respect of any subsequent distribution record dates on which they hold StarPoint Units.

DETAILS OF THE MERGER

On April 13, 2005, APF Trust, APF Inc., StarPoint and SEL entered into the Combination Agreement whereby they agreed to combine the operations of APF Trust and StarPoint. See "The Combination Agreement". The Merger will become effective on the Closing Date which is expected to be on or about June 27, 2005. The following procedural steps must occur in order for the Merger to become effective:

(a) the Merger must be approved by the APF Unitholders in the manner described below under "The Combination Agreement – Unitholder Approval";

(b) all conditions precedent to the Merger, as set forth below under "The Combination Agreement – Conditions of the Merger", must be satisfied or waived by the appropriate party; and

(c) all agreements which are required in order to implement the Merger must be executed by the appropriate parties at Closing.

On the Closing Date, the APF Trust Indenture and any other constating documents of the APF Parties will be amended to the extent necessary to facilitate the Merger and each of the events set out below shall occur and be deemed to occur immediately at the Time of Closing in the sequence set out below during the interval between the "transfer time" and the "acquisition time" as defined for the purposes of Section 132.2 of the Tax Act:

1. APF Trust will sell, transfer, convey, assign and deliver to StarPoint, and StarPoint will purchase and accept from APF Trust, all of the APF Assets, as the same exist at the Closing Date;

2. StarPoint will (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Assumed Liabilities, in accordance with their terms, and (ii) issue to APF Trust an aggregate number of StarPoint Payment Units equal in number to the product of the number of APF Units outstanding as of the close of business on the day immediately prior to the Closing Date multiplied by the Exchange Ratio;

3. StarPoint will subscribe for the APF Remaining Unit for $10.00 and APF Trust will issue to StarPoint the APF Remaining Unit; and

4. the APF Units (other than the APF Remaining Unit) will be redeemed in exchange only for the StarPoint Payment Units which shall be distributed to the APF Unitholders, on a pro rata basis of their holdings of APF Units, in accordance with the Exchange Ratio.

If the Merger is approved at the Meeting, the application of the Unitholders' Rights Plan Agreement dated April 19, 2003 between APF Trust and Computershare to the Merger will thereby be waived.

The Combination Agreement

On April 13, 2005, APF Trust, APF Inc., StarPoint and SEL entered into the Combination Agreement whereby they agreed to combine the operations of APF Trust and StarPoint. The Combination Agreement sets forth a number of conditions to be satisfied or waived in order for the Merger to become effective (see "Conditions of the Merger") and provides the right of the parties thereto to terminate the Combination Agreement on the occurrence or non-occurrence of certain events within specific time frames (see "Termination"). The Combination Agreement also sets forth a number of covenants on behalf of the parties thereto, including prescribing the manner of operation of the business and operations of the parties and precluding the parties from entering into certain new agreements or

commitments with respect to their capitalization or assets during the term of the Combination Agreement (see "Covenants").

Unitholder Approval

Each of the Arrangement and the Merger must be approved by at least 66 2/3% of the votes cast by the APF Unitholders present in person or by proxy at the Meeting. In addition, in accordance with Rule 61-501, the Merger must be approved by a majority of the votes cast by the APF Unitholders present in person or by proxy at the Meeting, excluding those votes attaching to APF Units beneficially owned or over which control or direction is exercised by APF Inc. and directors and officers of APF Inc. who are entitled to receive payments under employment agreements as a result of the Arrangement or who may participate in the Rockyview Private Placement, and by related parties (as that term is defined in Rule 61-501 and Policy Q-27) of such directors and officers. To the knowledge of APF Inc. and its directors and officers, after reasonable inquiry, a total of 1,159,924 APF Units and APF Options are beneficially owned or subject to the control or direction of the directors and officers of APF Inc. who may participate in the Rockyview Private Placement and by related parties of such directors and officers.

In order for the Meeting to be duly constituted for the transaction of business, at least two APF Unitholders (represented in person or by proxy) must be present at the Meeting, representing not less than 10% of the outstanding APF Units entitled to vote at the Meeting.

Conditions of the Merger

The obligations of the parties to the Combination Agreement to complete the Merger are subject to the fulfillment or waiver of a number of significant conditions which must be satisfied on or before the Closing Date or be waived to the extent they are capable of being waived by the party benefiting from such condition. There is no assurance that the conditions will be satisfied or waived on a timely basis, if at all. The following is a summary of the material conditions:

(a) the APF Unitholders shall have approved the resolutions to approve the Merger by an affirmative vote of at least two-thirds of the votes cast at the Meeting;

(b) the documents by which the Merger is to be effected shall be in form and substance satisfactory to the parties, acting reasonably;

(c) all approvals and consents, regulatory or otherwise, summarized under "Regulatory and Third Party Approvals" shall have been obtained;

(d) the Arrangement shall have been completed and the Special Distribution shall have been made on terms and conditions satisfactory to StarPoint and SEL, acting reasonably, and the Rockyview Shares shall have been listed and posted for trading on the TSX for at least two business days;

(e) APF Trust and StarPoint shall have executed such instruments, and Computershare shall have received such opinions, as contemplated and required by Article 11 of the trust indenture dated as of July 3, 2003 among APF Trust, APF Inc. and Computershare, governing the APF Debentures;

(f) each of StarPoint and APF Trust shall have received from and delivered to the other a certificate confirming that each qualifies, and has qualified at all material times, as a "mutual fund trust" (as defined in the Tax Act);

(g) no act, action, suit or proceeding shall have been threatened or taken by any domestic or foreign court or tribunal or governmental entity or person in Canada or elsewhere, whether or not having the force of law, and no law shall have been proposed, enacted, promulgated or applied which has the effect to cease trade or enjoin, prohibit or impose material limitations or conditions on the Merger and the Arrangement or which would have a Material Adverse Effect with respect to StarPoint or APF Trust;

(h) there shall not exist any prohibition at law against StarPoint and APF Trust completing the Merger;

(i) the representations, warranties and covenants of each of the parties to the Combination Agreement shall be true and correct or complied with, as applicable, in all material respects as of the Time of Closing;

(j) APF Trust shall have received their written opinion from its financial advisors in respect of the fairness of the transaction;

(k) StarPoint shall have entered into an indemnity agreement with the APF Trustee in form and substance satisfactory to the APF Trustee indemnifying such party from any liabilities which may arise pursuant to subsection 159(3) of the Tax Act by virtue of the fact that such party may have acted in the capacity of a legal representative of APF Trust;

(l) each of the directors and officers of APF Trust and its subsidiaries shall have received a release from StarPoint and its subsidiaries in form satisfactory to APF Trust and APF Inc., acting reasonably, and StarPoint and SEL shall have received the resignations and releases from the directors and officers of APF Trust and its subsidiaries in form satisfactory to StarPoint and SEL, acting reasonably;

(m) all APF Options shall have been exercised or terminated;

(n) the APF Board of Directors and the APF Unitholders shall have waived the application of the APF Trust unitholder rights plan agreement to the Merger;

(o) the StarPoint Payment Units shall not be subject to any trading restrictions under applicable Canadian securities laws (other than control person restrictions and affiliate restrictions) and shall be approved for listing on the TSX (subject to notice of issuance); and

(p) there shall not have occurred or arisen after April 13, 2005, any (or any condition, event or development involving a prospective change) which involves a Material Adverse Effect with respect to either APF Trust or StarPoint.

As a condition to the completion of the Merger, the APF Parties were required to establish, and have established, a hedging plan for up to 60% of APF Inc. production. If the Combination Agreement is terminated other than by reason of a material breach or non-performance by APF Inc. or APF Trust of a material provision of such agreement, APF Trust may restructure or unwind the hedging plan (the "Hedging Retraction"). If the Hedging Retraction results in a net gain after taking into account all costs, expenses and gains and losses from the hedging plan and the Hedging Retraction, APF Trust shall pay to StarPoint the amount of such net gain, and if it results in a net loss then StarPoint shall pay to APF Trust the amount of such net loss.

If the Merger does not become effective on or before July 31, 2005, or such other date as StarPoint or APF Trust may agree, StarPoint or APF Trust may terminate its obligations under the Combination Agreement.

Regulatory and Third Party Approvals

The Combination Agreement provides that receipt of all required regulatory and third party approvals is a condition precedent to the Merger becoming effective, including:

(a) any rulings required under the securities regulatory authorities in Canada to permit the issuance of the StarPoint Payment Units on a prospectus and registration exempt basis to residents of the provinces of Canada and to permit such StarPoint Payment Units to be issued as freely tradable securities subject to restrictions imposed upon trades by control persons;

(b) the Commissioner or any person authorized to exercise the powers and perform the duties of the Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act to the effect that he is satisfied that he would not have sufficient ground on which to apply to the Competition Tribunal under Section 92 of the Competition Act in respect of the Merger, or the appropriate time period specified in Section 123 of the Competition Act shall have expired and neither the Commissioner, nor the Competition Tribunal as authorized under the

Competition Act shall have taken, or have indicated their intention to take, any action under the said Act, whether before or after the completion of the Merger, which could have a Material Adverse Effect on the Merger;

(c) the StarPoint Payment Units issuable pursuant to the Merger shall have been conditionally approved for listing on the TSX, subject to the filing of required documentation;

(d) the lenders to each of APF Trust and StarPoint, to the extent required, shall have consented to each of the Merger and the Arrangement, or shall continue make financing available to APF Trust and StarPoint subsequent to the Merger and the Arrangement on conditions acceptable to APF Trust and StarPoint, acting reasonably; and

(e) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals as may be necessary for the Merger and the other transactions contemplated by the Combination Agreement to be effected in compliance with applicable laws.

Representations and Warranties

The Combination Agreement includes a number of representations and warranties on behalf of the APF Parties and the StarPoint Parties, including the representations and warranties as to:

(a) the existence of those entities, their power and authority to enter into the Combination Agreement, the due execution and delivery of the Combination Agreement and the enforceability of the Combination Agreement;

(b) the capitalization of the respective parties;

(c) the accuracy of certain financial statements of APF Trust and StarPoint;

(d) the absence of any Material Adverse Changes since specified dates in the business or affairs of the respective parties;

(e) the absence of any violation of governing documents and agreements to which the respective parties are subject; and

(f) various other matters intended to establish the condition of the respective parties in connection with the Merger;

which representations and warranties are required to be true and correct at the Effective Time in all material respects.

Covenants

The Combination Agreement includes a number of covenants given by the APF Parties and the StarPoint Parties. The following is a summary of some of the material covenants:

(a) each of the APF Parties and the StarPoint Parties, prior to termination of the Combination Agreement, shall conduct its undertaking and businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice except to the extent necessary to comply with applicable laws or to complete the transactions contemplated by the Combination Agreement or any transactions entered into prior to the date of the Combination Agreement;

(b) each of APF Trust and StarPoint have agreed to restrictions on certain interim operations including the issuance of securities, the sale of assets exceeding certain threshold amounts and the acquisition of assets exceeding certain threshold amounts;

(c) each of the APF Parties and StarPoint Parties shall use reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Combination Agreement;

(d) within the prescribed time period and in the prescribed form provided for in Section 132.2 of the Tax Act, StarPoint and APF Trust shall jointly elect to have Section 132.2 of the Tax Act apply with respect to the Merger; and

(e) StarPoint shall permit APF Trust, on terms and conditions satisfactory to StarPoint, acting reasonably, to arrange for and/or maintain directors' and officers' insurance coverage for the directors and officers of APF Trust's subsidiaries substantially equivalent in scope and coverage as the directors' and officers' coverage in place for the benefit of the directors and officers of StarPoint's subsidiaries on a "trailing" or "run-off" basis covering claims made prior to or within five years of the Closing Date.

Acquisition Proposal and Take-Over Proposal

The Combination Agreement defines "**Acquisition Proposal**" to mean any take-over bid, tender offer or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of material assets, issuance or sale of securities without the consent of the other party (other than in the case of StarPoint, pursuant to the exercise of securities outstanding on the date of execution of the Combination Agreement, securities issuable pursuant to compensation arrangements of StarPoint and securities issued pursuant to the premium distribution, distribution reinvestment and optional unit purchase plan of StarPoint), recapitalization, liquidation, dissolution, winding up or similar transaction, other than the Merger and the other transactions contemplated by the Combination Agreement.

The Combination Agreement defines "**Take-Over Proposal**" to mean a bid, proposal or offer, whether or not subject to conditions, to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over 20% or more of the outstanding APF Units or StarPoint Units, as the case may be, whether by way of an arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution, reorganization or similar transaction or other business combination involving APF Trust or StarPoint or any of their respective subsidiaries, as the case may be (and whether in a single or multi step transaction or a series of related transactions) or any proposal, offer or agreement to acquire 20% or more of the assets of APF Trust or its subsidiaries (taken as a whole) or StarPoint or its subsidiaries (taken as a whole) as the case may be.

Cease Negotiations

Pursuant to the Combination Agreement and subject to the matters set forth under "Non Solicitation", APF Trust and APF Inc. have agreed to, and shall direct and use reasonable efforts to cause their respective trustees, directors, officers, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any person, other than the StarPoint Parties, with respect to any actual, future or potential Acquisition Proposal. In connection therewith, the parties to the Combination Agreement have agreed not to release any third party from or forebear in the enforcement of any confidentiality or standstill agreement to which the APF Parties and any such third party is a party.

Non-Solicitation

The Combination Agreement also provides that APF Trust and APF Inc. shall not, directly or indirectly, through any trustee, officer, director, employee, financial advisor or other representative or agent of the APF Parties, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal involving it or its subsidiaries or unitholders or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to such an Acquisition Proposal, or (ii) provide any confidential information to, participate in any discussions or negotiations relating to any such transactions with, or otherwise cooperate with or assist or participate in any effort to take such action by, any person; provided that nothing shall prevent the APF Board of Directors from responding or acting in any manner (including considering,

negotiating, approving and recommending to their unitholders (provided that prior to furnishing information or entering into negotiations with any person, APF Trust and APF Inc. shall have complied with the matters set forth under "Notice of Request for Information", prior to providing any non-public information to any such person, APF Trust and APF Inc. shall have complied with the matters set forth under "Provision of Information to Requesting Party" and prior to entering into any Proposed Agreement (as defined herein), APF Trust and APF Inc. shall have complied with the matters set forth under "Right to Match")) to an unsolicited bona fide written Acquisition Proposal (i) in respect of which any funds or other consideration necessary for such Acquisition Proposal has been demonstrated to the satisfaction of the APF Board of Directors to be reasonably likely to be obtained, and (ii) in respect of which the APF Board of Directors determines in good faith would, if consummated in accordance with its terms, result in a transaction financially more favourable to APF Trust or the APF Unitholders than the transactions contemplated by the Combination Agreement (any such Acquisition Proposal being referred to herein as a "**Superior Proposal**"). Any good faith determination as aforesaid shall only be made by duly passed resolutions of the APF Board of Directors after consultation with its financial advisors and receipt by such board of the advice of counsel reflected in the minutes of its board of directors to the effect that entertaining or negotiating such Acquisition Proposal or the furnishing of information concerning the APF Parties is necessary for such board to satisfy its fiduciary duties under applicable laws.

Notice of Request for Information

Prior to furnishing any information to, or entering into any negotiations with, any person in respect of an Acquisition Proposal, APF Trust and APF Inc. shall notify StarPoint of any Acquisition Proposal received by it or any request received by it following April 13, 2005 for non-public information relating to the APF Parties in connection with an Acquisition Proposal or for access to the properties, books or records of the APF Parties by any person that informs the APF Parties that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made, from time to time, orally and in writing and shall indicate such details of the proposal, inquiry or contact known to the APF Parties as StarPoint may reasonably request, having regard to the fiduciary obligations of the APF Board of Directors and the identity of the person making such proposal, inquiry or contact.

Provision of Information to Requesting Party

Subject to the matters set forth under "Non-Solicitation", if any of the APF Parties receives a request for material non-public information from a person who proposes to the APF Parties a bona fide Acquisition Proposal and the APF Board of Directors determines that such proposal is a Superior Proposal pursuant to the matters set forth under "Non-Solicitation", the APF Party may, subject to the execution of a confidentiality agreement containing customary terms, conditions and restrictions substantially similar to the confidentiality agreement entered into between APF Trust and StarPoint, provide such person with access to information regarding the APF Party. To the extent not previously done, the APF Party receiving the request from a third party shall provide to the StarPoint Parties a copy of all information provided to the third party forthwith after the information is provided to the third party.

Right to Match

APF Trust and APF Inc. have agreed not to enter into any agreement (other than any confidentiality agreement contemplated under "Provision of Information to Requesting Party") to propose, pursue, support or recommend any Acquisition Proposal (a "**Proposed Agreement**") or change their recommendation of the transactions contemplated by the Combination Agreement except in compliance with the Combination Agreement and only after providing StarPoint with an opportunity to amend the Combination Agreement to provide for at least equivalent financial terms to those included in the Proposed Agreement as determined by the APF Board of Directors, acting reasonably and in good faith and in accordance with its fiduciary duties, after consultation with APF Trust's financial advisors and APF Trust and APF Inc. have agreed to negotiate in good faith with StarPoint in respect of any such amendment. In particular, in such circumstance APF Inc. has agreed to provide SEL with a copy of any Proposed Agreement as executed or submitted by the party making such Acquisition Proposal, not less than 48 hours prior to its proposed execution. In the event that StarPoint and SEL agree to amend the Combination Agreement as provided above within the 48 hour period, neither APF Trust nor APF Inc. shall enter into the Proposed Agreement.

Termination Fees and Expense Reimbursement

The Combination Agreement provides that if at any time after the execution of the Combination Agreement and prior to the termination thereof:

(a) the APF Board of Directors or the StarPoint Board of Directors (in such case the APF Parties or the StarPoint Parties, respectively, being the "**Non-Completing Party**") has withdrawn, changed or modified in any manner adverse to the other party, or failed to reaffirm upon request (other than as a result of an indirect response to a material breach by the other party of their obligations under the Combination Agreement that would or reasonably could result in the non satisfaction of the conditions precedent to the closing of the transactions contemplated by the Combination Agreement or a material misrepresentation by the other party or a Material Adverse Change to the other party) any of (i) with respect to the APF Board of Directors, its determination or its recommendations to APF Unitholders, to vote in favour of the Merger and the Arrangement, or (ii) with respect to the APF Parties and the StarPoint Parties, its authorization to complete the Merger as contemplated by its representations and warranties in the Combination Agreement, or resolved to take any of the foregoing actions prior to the completion of the Merger; or

(b) the APF Board of Directors or the StarPoint Board of Directors (in such case the APF Parties or the StarPoint Parties, respectively, being the "**Non-Completing Party**") has recommended that, in the case of the APF Board of Directors, the APF Unitholders deposit their APF Units under, vote in favour of, or otherwise accept a Take-Over Proposal and, in the case of the StarPoint Board of Directors, the StarPoint Unitholders deposit their StarPoint Units under, vote in favour of, or otherwise accept a Take-Over Proposal; or

(c) prior to the date of the Meeting, a bona fide Take-Over Proposal is publicly announced, proposed, offered or made to any of the APF Parties (in such case the APF Parties being the "**Non-Completing Party**") or the APF Unitholders, the Merger is not completed and the transactions contemplated by any Take-Over Proposal is completed within 365 days of July 31, 2005; or

(d) any of the APF Parties enters into a Proposed Agreement or any of the StarPoint Parties enters into any agreement to propose, pursue, support or recommend any Take-Over Proposal (other than a confidentiality agreement contemplated under "Provision of Information to Requesting Party") (in such case the APF Parties or the StarPoint Parties, respectively, being the "**Non-Completing Party**"); or

(e) any of the APF Parties or the StarPoint Parties (in such case the APF Parties or the StarPoint Parties, respectively, being the "**Non-Completing Party**") breaches any of its representations or warranties or covenants contained in the Combination Agreement which breach individually or in the aggregate would or would reasonably be expected to have a Material Adverse Effect upon the Non-Completing Party, or would materially impede completion of the transactions contemplated by the Combination Agreement, and which the Non-Completing Party fails to cure within five business days after receipt of written notice thereof from the other party (except that no cure period shall be provided for a breach by a Non-Completing Party which by its nature cannot be cured and in no event shall any cure period extend beyond the Effective Time),

then if the APF Parties are the Non-Completing Party, APF Trust shall pay StarPoint, or if the StarPoint Parties are the Non-Completing Party, StarPoint shall pay to APF Trust, within three business days, an aggregate of $20.0 million (the "**Termination Fee**") as liquidated damages in immediately available funds.

Termination

The Combination Agreement may be terminated prior to the completion of the Merger:

(a) by mutual written consent of the parties to the Combination Agreement;

(b) by APF Trust and APF Inc. or StarPoint and SEL if the Closing Date shall not have occurred on or before July 31, 2005;

(c) by APF Trust and APF Inc. or StarPoint and SEL if certain conditions to the Merger (including those described above under "Conditions of the Merger") have not been satisfied or waived on or before the date required for the performance thereof unless the failure of any such condition shall be due to the failure of the party seeking to terminate the Combination Agreement to perform the obligations required to be performed by it under the Combination Agreement;

(d) by APF Trust and APF Inc. or StarPoint and SEL if any of the conditions (other than those described under (c) above) which are for the benefit of such parties and which are contained in the Combination Agreement have not been satisfied or waived on or before the date required for the performance thereof; or

(e) by either APF Trust and APF Inc. if the Termination Fee described above becomes payable by StarPoint, and by either StarPoint or SEL if the Termination Fee described above becomes payable by APF Trust.

PROCEDURE FOR ELECTION AND EXCHANGE OF APF CERTIFICATES

After the Closing Date, certificates formerly representing APF Units shall only represent the right to receive StarPoint Payment Units which a former APF Unitholder is, except as set forth below, entitled to receive pursuant to the Merger.

Each APF Unitholder will be issued Warrants and APF Inc. Notes distributed in accordance with the Arrangement and will be required to elect to either (i) receive Rockyview Shares on exercising the Warrants and directing that the APF Inc. Notes be tendered in payment of the exercise price of the Warrants; or (ii) retain the APF Inc. Notes, by depositing a completed Letter of Transmittal and Election Form, in the form accompanying this Information Circular, together with certificates representing such APF Unitholder's APF Units, with the Depositary and Exchange Agent at one of the offices specified in such form. See "Procedure for Election and Exchange of APF Certificates". **Any APF Unitholder who fails to properly make such election by the Election Deadline as specified in the Letter of Transmittal and Election Form will be deemed to have elected to receive the Rockyview Shares.**

In addition, upon surrender of a properly completed Letter of Transmittal and Election Form by an APF Unitholder together with the certificates representing APF Units to the Depositary and Exchange Agent, a certificate for the appropriate number of StarPoint Payment Units will be issued to holders of APF Units (and, in the case of Ineligible APF Unitholders, sold for their account as described under " Ineligible APF Unitholders").

The Combination Agreement provides that any certificate representing APF Units that is not validly deposited with Olympia within six years of the Closing Date shall cease to represent a claim or interest of any kind or nature in StarPoint, and the StarPoint Payment Units to which the holder of such certificate would have otherwise been entitled shall be deemed to have been surrendered to StarPoint, together with all entitlements to distributions, dividends, payments and interest thereon held for such holder.

Treatment of Fractional Units, Shares and Notes

No fractional StarPoint Payment Units or Rockyview Shares or APF Inc. Notes will be issued to APF Unitholders pursuant to the Merger or the Arrangement. In the event the Merger or the Arrangement would otherwise result in an APF Unitholder being entitled to a fractional StarPoint Payment Unit or a fractional Rockyview Share or a fractional APF Inc. Note, an adjustment will be made to the next highest whole number of StarPoint Payment Units or Rockyview Shares or APF Inc. Notes and a certificate representing the resulting whole number of StarPoint Payment Units or Rockyview Shares or APF Inc. Notes will be issued.

HOLDERS OF OPTIONS OF APF TRUST

There are currently outstanding 1,989,138 APF Options. Each holder of APF Options will be entitled to, and has indicated the intention to, exercise all APF Options in order to tender the APF Units issued on exercise of such APF Options, to the Arrangement and the Merger, or consent to the termination of the holder's APF Options.

EFFECT OF THE ARRANGEMENT AND THE MERGER ON HOLDERS OF APF DEBENTURES

As at May 16, 2005, there was $48,077,000 in aggregate principal amount of APF Debentures outstanding. The APF Debentures are convertible into APF Units at the option of the holder at any time prior to the close of business on the earlier of maturity of the APF Debentures and the business day preceding the date specified by APF Trust for the redemption of the APF Debentures, at a conversion price of $11.25 per APF Unit.

Holders of APF Debentures who convert the APF Debentures prior to the Effective Date of the Arrangement and who make an election to exercise their Warrants and thereby receive Rockyview Shares or retain their APF Inc. Notes prior to or at the Election Deadline, will be entitled to receive Rockyview Shares or APF Inc. Notes, as elected in accordance with the procedures described in this Information Circular. Holders of APF Debentures who do not convert their APF Debentures to APF Units prior to the Effective Date of the Arrangement and subsequently wish to convert their APF Debentures will be entitled to receive 0.63 of a StarPoint Payment Unit, provided the Merger is completed. The exercise price on conversion of the APF Debentures after the Effective Date of the Arrangement will be adjusted so that it will equal the price determined by the following formula:

$$\$11.25 \times \frac{\text{(the total number of APF Units outstanding on the Effective Date of the Arrangement x the Current Market Price per APF Unit) - fair market value of Warrants and APF Inc. Notes distributed}}{\text{APF Units outstanding on the Effective Date of the Arrangement x Current Market Price per APF Unit}}$$

For this purpose, the "Current Market Price" means the weighted average price per APF Unit for 20 consecutive trading days ending on the fifth trading day preceding the Effective Date of the Arrangement on the TSX, all as determined in accordance with the trust indenture (the "Debenture Indenture") dated as of July 3, 2003 among APF Trust, APF Inc. and Computershare providing for the issuance of the APF Debentures. In accordance with the Debenture Indenture "fair market value" is the value determined by the APF Board of Directors, on behalf of APF Trust, with the approval of Computershare, as trustee under the Debenture Indenture.

THE ENCANA ACQUISITION AND THE STARPOINT PROSPECTUS OFFERING

On May 9, 2005, two subsidiaries of StarPoint entered into an agreement to acquire petroleum and natural gas properties and related assets from EnCana and a subsidiary of EnCana. The EnCana Agreement provides for the acquisition (referred to herein as the EnCana Acquisition) by Subtrust and 1167639 of all of the interests of 1148607 Alberta Partnership, an Alberta general partnership which holds the EnCana Assets, for aggregate cash consideration of $403,500,000, subject to adjustments. On May 19, 2005, StarPoint filed a final prospectus offering of $295.2 million of subscription receipts, entitling the holder to receive one StarPoint Unit on closing of the EnCana Acquisition, and $60.0 million of 6.5% convertible extendible unsecured subordinated debentures. Details of the EnCana Acquisition and the StarPoint Prospectus Offering are set out at Appendix "B" to this Information Circular.

Under the EnCana Agreement, conditions to closing of the EnCana Acquisition include the continued accuracy of representations and warranties, the due performance of all covenants, the receipt of necessary approvals under the Competition Act (Canada) and the absence of any substantial unrepaired damage or physical alteration of the tangibles included in the EnCana Assets occurring prior to closing which would materially and adversely affect the value of the EnCana Assets.

Subtrust and 1167639 have paid a deposit of $20,175,000 (the "Deposit") to EnCana under the EnCana Agreement. The Deposit will be credited against the purchase price in the event the EnCana Acquisition is completed. If the EnCana Acquisition is not completed due to a default by Subtrust and 1167639, EnCana will be entitled to retain the Deposit, plus interest, as liquidated damages. In all other cases, if the EnCana Acquisition does not occur, the Deposit and interest accrued thereon will be refunded.

In addition to forfeiting the Deposit, if the EnCana Acquisition is not completed due to a default by Subtrust and 1167639, the EnCana Agreement requires Subtrust and 1167639 to pay EnCana a break fee of $20,175,000 as liquidated damages.

Closing of the EnCana Acquisition is expected to occur on or about June 30, 2005, with an effective date of May 1, 2005, which closing is after the dates which are currently proposed as the Effective Date of the Arrangement and the Closing Date for the Merger. The closing of the Arrangement and the Merger are not conditional on the Closing of the EnCana Acquisition.

THE APF TRUST PREMIUM DISTRIBUTION REINVESTMENT PLAN

The APF Trust Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan will be terminated following the cash distribution made on June 15, 2005 to APF Unitholders of record on May 31, 2005. APF Unitholders who become holders of StarPoint as a result of the Merger and who are eligible will be entitled to participate in the StarPoint premium distribution, distribution reinvestment and optional trust unit purchase plan, which is described in the StarPoint AIF under the heading "Description of the Business of the Trust – DRIP Plan".

FAIRNESS OPINION

The following summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion, which is attached and contained herein in Appendix "E" - Fairness Opinion of GMP. **APF Unitholders are urged to read the Fairness Opinion in its entirety.**

GMP was retained by the APF Board of Directors effective March 9, 2005 as financial advisor with respect to providing financial advice to the APF Board of Directors, communicating the results of any analysis and review conducted by GMP and preparing the Fairness Opinion for delivery to the APF Board of Directors. As discussions and negotiations between APF Trust and StarPoint progressed, GMP was, among other things, requested to consider the Arrangement and the Merger and related matters and provide financial advice as it considered appropriate, including the preparation and delivery to the APF Board of Directors of the Fairness Opinion.

In preparing the Fairness Opinion, GMP has assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to GMP, discussed with or reviewed by or for GMP, or publicly available, and GMP has not assumed any responsibility for independently verifying such information nor undertaken an independent formal valuation or appraisal of any of the APF Parties or the StarPoint Parties or their assets or securities or been furnished with any such formal valuation or appraisal. The Fairness Opinion is based upon securities market, economic and general business and financial conditions as they existed on, and on the information made available to GMP as of May 20, 2005.

Based upon the assumptions and its review of the information described in the Fairness Opinion, and subject to the limitations contained in the Fairness Opinion, it is the opinion of GMP that the aggregate consideration to be received by APF Unitholders pursuant to the Arrangement and the Merger collectively is fair, from a financial point of view, to APF Unitholders. The Fairness Opinion was prepared at the request of and for the information of the APF Board of Directors and does not constitute a recommendation to any APF Unitholder as to how any such unitholder should vote with respect to the Arrangement or the Merger.

GMP will receive fees for its services in connection with the Arrangement and the Merger, some of which are contingent upon the consummation of the Arrangement and the Merger. In addition, APF Trust has agreed to reimburse GMP for its reasonable expenses incurred in performance of such services and to indemnify it in respect of certain liabilities as may be incurred by it in connection with its engagement.

INTERESTS OF INSIDERS IN THE MERGER AND THE ARRANGEMENT AND INTENTIONS OF CERTAIN INSIDERS

Each member of the APF Board of Directors and each officer of APF Inc., who collectively own, directly or indirectly, or exercise control or direction over, an aggregate of 833,673 APF Units and 406,295 APF Options, representing approximately 1.4% of the outstanding APF Units and 20.4% of the outstanding APF Options, have

indicated their intention to vote their APF Units in favour of the Arrangement and the Merger and have entered into Support Agreements with StarPoint agreeing to vote their APF Units in favour of the Arrangement and the Merger.

Certain directors and officers of APF Inc. will participate in the Rockyview Private Placement and will become directors and officers of Rockyview. These officers are parties to employment agreements between such officers and APF Inc. which provide for payments if there is a change of control of APF Trust. The Merger will be a change of control for purposes of the employment agreements.

On completion of the Merger, the Chief Executive Officer and the President of APF Inc. will receive a payment equal to the aggregate of two times the preceding year's base salary and payments under the short term incentive plan of APF Inc., and an amount on account of lost benefits, being a combined total of $2.18 million for both of them. In the case of the Vice-Presidents of APF Inc., each is entitled to receive a payment equal to one times the preceding year's base salary and payments under the short term incentive plan of APF Inc., and an amount on account of lost benefits, for a combined total of $900,000.

All APF Inc. officers have advised APF Inc. that they will exercise all Options that they hold or will agree to the termination of unexercised Options.

The Chief Executive Officer, President and Vice-President Finance of APF Inc. will also be entitled to the release from escrow of 40,698, 64,452 and 6,440 APF Units, respectively, which are held under escrow agreements entered into at the time of the internalization of management of APF Trust.

No person who has been a director or officer of APF Inc. at any time since October 10, 1996, the inception of APF Trust, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as disclosed in this Information Circular.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP ("**counsel**"), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to an APF Unitholder who is entitled to receive Warrants and APF Inc. Notes pursuant to the Special Distribution, who acquires StarPoint Units pursuant to the Merger and who, for purposes of the Tax Act, holds or will hold the Warrants, APF Inc. Notes, Rockyview Shares, APF Units and StarPoint Units as capital property and deals at arm's length with each of APF and StarPoint. Generally, the Warrants, APF Inc. Notes, APF Units or StarPoint Units, as the case may be, will be considered to be capital property to an APF Unitholder provided such APF Unitholder does not hold such property in the course of carrying on a business and has not acquired such property in one or more transactions considered to be an adventure or concern in the nature of trade. Certain APF Unitholders who are resident in Canada and who might not otherwise be considered to hold any such property as capital property may, in certain circumstances, be entitled to have the APF Inc. Notes, Rockyview Shares, APF Units and StarPoint Units treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to an APF Unitholder that is a "financial institution", as defined in the Tax Act, for purposes of the mark to market rules or an interest in which would be a "tax shelter investment" as defined in the Tax Act. Any such APF Unitholder should consult its own tax advisor with respect to the Arrangement.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"), counsel's understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the "**CRA**") and representations of APF Trust and StarPoint as to certain factual matters.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular APF Unitholder. Consequently, APF Unitholders should consult their own tax advisors having regard to their own particular circumstances.

Special Distribution

On the Effective Date, APF Unitholders of record will, subject to approving the Special Resolution, receive the Special Distribution consisting of, for each APF Unit, one Warrant and one APF Note having a principal amount of $0.73 in respect of APF Unitholders who are residents of Canada, and in the case of APF Unitholders who are non-residents of Canada, 17/20ths of a Warrant, 17/20ths of an APF Inc. Note having a principal amount of $0.62 and cash of $0.11. As set out below, such cash will be withheld on behalf of such non-resident APF Unitholders and remitted to the CRA to satisfy APF Trust's obligations under the Act as modified by the Proposed Amendments (see "Taxation of Unitholders who are Non-Residents of Canada").

An APF Unitholder resident in Canada for the purposes of the Tax Act (other than an Exempt Plan) will be required to include in income such proportionate share of the Special Distribution which represents a distribution of APF's income to the APF Unitholder in the taxation year in which the Special Distribution is paid. Exempt Plans will not generally be liable for any tax with respect to the Special Distribution. The proportionate share of the Special Distribution distributed to an APF Unitholder in excess of such Unitholder's share of APF's income will generally not be included in the APF Unitholder's income but will reduce the adjusted cost base of the APF Units held by the APF Unitholder. To the extent that the adjusted cost base of APF Units would be negative, an APF Unitholder will be deemed to have realized a capital gain equal to such negative amount. The taxation of capital gains is discussed below under "Taxation of Unitholders who are Residents of Canada".

An APF Unitholder who is not resident, or deemed to be resident, in Canada, will be subject to a 25% Canadian withholding tax on the proportionate share of APF's income which is distributed pursuant to the Special Distribution at the time the Special Distribution is paid unless such rate is reduced under the provisions of a tax treaty between Canada and the APF Unitholder's jurisdiction of residence. For example, an APF Unitholder resident in the United States for purposes of the Canada United States Income Tax Convention, 1980 (the "**Canada U.S. Treaty**") will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. It is anticipated that no portion of the Special Distribution will represent a distribution of the income of APF Trust. Counsel is of the view that the incremental 15% withholding tax on distributions of amounts not otherwise subject to tax from a trust to non-residents in certain circumstances will apply to said distribution. Consequently, APF Trust has determined that in the case of holders of APF Units who are non-residents of Canada, the amount of the APF Inc. Notes otherwise distributable will be reduced by 15% and an equivalent amount will be payable in cash. Such cash will be withheld from such non-resident APF Unitholder and remitted in respect of this obligation. Similarly, the number of Warrants to be distributed will be reduced by 15%.

Insofar as the Special Distribution is being made in specie rather than in cash, it will be the responsibility of each APF Unitholder to assign a value to the APF Inc. Notes and the Warrants. In the opinion of APF Inc., the APF Inc. Notes have a value equal to their face amount and the Warrants have a nominal value. Such determination is not binding on any APF Unitholder or the CRA and holders of APF Inc. Notes and Warrants are urged to consult their own tax advisors.

Exercise of Warrants to acquire Common Shares of Rockyview

The exercise of the Warrants to acquire shares of Rockyview will neither give rise to neither a capital gain nor a capital loss. The adjusted cost base of the Rockyview Shares acquired upon exercise will be the aggregate of the exercise price, equal to the principal amount of the APF Inc. Notes, and the adjusted cost base of the Warrants so exercised (if any). A holder of Warrants who allows them to expire will realize a capital loss equal to the adjusted cost bases of such Warrants (if any). (For a discussion of capital gains and losses see "Taxation of Unitholders Resident in Canada"). There are no adverse tax consequences associated with the Consolidation and the aggregate of the APF Unitholder's adjusted cost base in his Rockyview Shares prior to the Consolidation will equal the aggregate adjusted cost base of his Rockyview Shares after the Consolidation.

The Merger

The Merger will be a "qualifying exchange" as defined in subsection 132.2(2) of the Tax Act. Accordingly, the disposition by APF Unitholders of APF Units in exchange for StarPoint Payment Units pursuant to the terms of the Merger will not result in a capital gain or capital loss to APF Unitholders. The taxation year of each of StarPoint and APF Trust will be deemed to end in the course of the Merger and any income of StarPoint or APF Trust for such year will be paid or payable to their respective Unitholders in accordance with the terms of their respective trust indentures. APF Trust and StarPoint have advised counsel that that they will file an election with the CRA in respect of the Merger with the result that no taxable income will arise in APF Trust as a result of the Merger. The aggregate initial cost of StarPoint Units received by each APF Unitholder in exchange for APF Units pursuant to the Merger will be equal to the aggregate adjusted cost base to such holder of the APF Units which are cancelled on the Merger. This cost will be averaged with the cost of all other StarPoint Units held by APF Unitholders to determine the adjusted cost base of each StarPoint Unit held.

Status of Combined Trust

Counsel has been advised that APF Trust and StarPoint each qualify as a "unit trust" and a "mutual fund trust" as defined by the Tax Act at all relevant times. The trust remaining after the Merger will be StarPoint (referred to hereinafter on or after the Merger as the "Combined Trust") and this summary assumes that the Combined Trust will also qualify as a mutual fund trust on the date of the Merger, and will continue to so qualify thereafter for the duration of its existence. In order to so qualify, there must be at least 150 unitholders of the Combined Trust ("**Unitholders**") each of whom owns not less than one "block" of units of the Combined Trust ("**Units**") having an aggregate fair market value of not less than $500. A "block" of Units means 100 Units if the fair market value of one Unit is less than $25 and 25 Units if the fair market value of one Unit is greater than $25 and less than $100. In order to qualify as a mutual fund trust, the Combined Trust cannot, and may not at any time, reasonably be considered to be established or maintained primarily for the benefit of non-resident persons unless at all times since February 21, 1990, all or substantially all of its property has consisted of property other than "taxable Canadian property" (as defined in the Tax Act) (the "**property exception**"). In addition, the undertaking of the Combined Trust must be restricted to the investing of its funds in property (other than real property or an interest in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) that is capital property of the Combined Trust, or a combination of these activities.

Taxation of the Combined Trust

The Combined Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to its Unitholders and which is deducted by the Combined Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a unitholder of the Combined Trust ("**Unitholder**") in a taxation year if it is paid in the year by the Combined Trust or the Unitholder is entitled in that year to enforce payment of the amount. Losses incurred by the Combined Trust cannot be allocated to Unitholders but may be deducted by the Combined Trust in future years in accordance with the Tax Act. The taxation year of the Combined Trust is the calendar year.

The Combined Trust will be required to include in its income amounts computed in accordance with the APF Royalties and the StarPoint Royalty held by the Combined Trust on an accrual basis. The Combined Trust will also be required to include in its income interest on its investments that accrues to the Combined Trust to the end of the year, or becomes receivable or is received by the Combined Trust before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year, and any dividends received or deemed to be received on shares owned by the Combined Trust. Provided that appropriate designations are made by the Combined Trust, all dividends which would otherwise be included in its income as dividends received on shares held by the Combined Trust will be deemed to have been received by Unitholders and not to have been received by the Combined Trust.

Generally, the Combined Trust may deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% of its cumulative Canadian oil and gas property expense ("**COGPE**") account at the end of that year, on a declining balance basis, pro rated for short taxation years. In addition to annual deductions in respect of its cumulative COGPE account, the Combined Trust will be entitled to deduct in computing its income on an annual basis reasonable administrative expenses incurred for the purpose of earning income from the APF Royalties, the

StarPoint Royalty and its other investments, 20% of the total costs related to the issuance of StarPoint Units on the Merger and on the issuance of StarPoint Units on prior offerings (pro rated for short taxation years) to the extent such issue expenses were not deductible in a previous taxation year and amounts in respect of a resource allowance and/or deductible Crown charges computed in accordance with the rules contained in the Tax Act.

The terms of the Combined Trust's trust indenture generally provide that all income of the Combined Trust for each taxation year be paid or be made payable to its Unitholders in the taxation year. Counsel has been advised that the Combined Trust intends to deduct the amount of its income paid or payable to its Unitholders in computing its income for each taxation year and, therefore, the Combined Trust should not be liable for any material income tax for each taxation year.

Taxation of Unitholders who are Residents of Canada

A Unitholder will generally be required to include in computing income for a particular taxation year of such Unitholder the portion of the net income of the Combined Trust for a taxation year, including taxable dividends and net realized taxable capital gains determined for the purposes of the Tax Act, that is paid or becomes payable to such Unitholder in that particular taxation year whether paid in cash or property of the Combined Trust. An amount will be considered payable to a Unitholder in a taxation year if such Unitholder is entitled in the year to enforce payment of the amount. For the purposes of the Tax Act, income of a Unitholder from the Combined Trust Units will generally be considered to be income from property and not resource income. Any deduction or loss of the Combined Trust for purposes of the Tax Act cannot be allocated to, or treated as a deduction or loss, of a Unitholder.

Provided that appropriate designations are made by the Combined Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject, among other things, to the gross up and dividend tax credit provisions in respect of Unitholders who are individuals, the refundable tax under Part IV of the Tax Act in respect of certain Unitholders who are corporations, and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations for Unitholders that are corporations.

Any amount paid or payable by the Combined Trust to a Unitholder in excess of the net income of the Combined Trust that is paid or payable to such Unitholder in a taxation year should not generally be included in such Unitholder's income for the year. However, the proportionate amount of such excess will reduce the adjusted cost base of each Unit held by the Unitholder. To the extent that the adjusted cost base of a Unit to a Unitholder would otherwise be less than nil, the negative amount will be deemed to be a capital gain realized by the Unitholder from the disposition of the Unit in the year in which the negative amount arises.

Upon the disposition or deemed disposition of a Unit by a Unitholder, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Combined Trust which represents an amount that must otherwise be included in income) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of the disposition. Where, in accordance with the trust indenture of the Combined Trust, a Unitholder redeems Units, and notes held by the Combined Trust (the "**notes**") are distributed or debt securities are issued by the Combined Trust (the "**Repurchase Notes**"), as the case may be, in satisfaction of the aggregate redemption price, the proceeds of disposition to the Unitholder will generally be equal to the fair market value of the notes distributed or the Repurchase Notes so issued, as the case may be.

One half of any capital gain realized by a Unitholder on a disposition or deemed disposition of Units, and the amount of any net taxable capital gains designated by the Combined Trust in respect of the Unitholder, will be included in the Unitholder's income under the Tax Act in the year of disposition or designation, as the case may be, as a taxable capital gain. One half of any capital loss (an "**allowable capital loss**") realized by a Unitholder upon a disposition of Units may be deducted against any taxable capital gains realized by the Unitholder in the year of disposition, in any of the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

The adjusted cost base of any note distributed by the Combined Trust to a Unitholder or Repurchase Note issued to a Unitholder by the Combined Trust upon a redemption of Units will generally be equal to the fair market value of the note or Repurchase Note, as the case may be, at the time of distribution or issuance, respectively, less any accrued interest thereon. Such a Unitholder will be required to include in income interest paid or accrued on the note or Repurchase Note, as the case may be, in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the note, an offsetting deduction may be available. For purposes of computing the adjusted cost base to a holder of notes or Repurchase Notes, the respective costs must be averaged with the adjusted cost base to the holder of all notes or Repurchase Notes, as the case may be, held at that time by the holder as capital property. Unitholders who receive a note or a Repurchase Note should consult their own tax advisors, having regard to their own particular circumstances.

Taxable capital gains realized by a Unitholder that is an individual may give rise to minimum tax depending on such Unitholder's circumstances. A Unitholder that is a "Canadian controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax on certain investment income, including taxable capital gains, but excluding certain income distributed from the Combined Trust which is deemed to be income from property.

Taxation of Tax Exempt Unitholders

Subject to the specific provisions of any particular plan, the APF Inc. Notes and the Units of the Combined Trust will be qualified investments for Exempt Plans. Such Exempt Plans will generally not be liable for tax in respect of any distributions received from the Combined Trust or any capital gain realized on the disposition of any Units of Combined Trust. Counsel is advised that Rockyview intends to make an election whereby the Warrants and its common shares will be qualified investments for Exempt Plans.

Exempt Plans should contact their own tax advisors with regard to the acquisition of notes or Repurchase Notes on the redemption of Units to determine whether such indebtedness constitutes a qualified investment for such Exempt Plan having regard to their own circumstances. Certain negative tax consequences may arise where an Exempt Plan acquires or holds a non-qualified investment.

The manager to the Combined Trust has advised counsel that, at all relevant times, the cost amount of foreign property of the Combined Trust, if any, was, or will be, less than 30% of the cost amount of all property of the Combined Trust and, accordingly, the Units will not constitute foreign property for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered pension plans or other persons subject to tax under Part XI of the Tax Act. The Proposed Amendments repeal the foreign property limitation effective for the 2005 calendar year.

Taxation of Unitholders who are Non-Residents of Canada

Where the Combined Trust makes distributions to a Unitholder who is not resident in Canada for purposes of the Tax Act, the same general considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income of the Combined Trust to a Unitholder not resident in Canada will be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. For example, Unitholders resident in the United States for purposes of the Canada - US Treaty will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

Recent amendments to the Tax Act introduce a 15% Canadian withholding tax on the non-taxable portion of the distributions by certain trusts, which under the current provisions of the Tax Act, are not subject to any Canadian withholding tax. The new 15% Canadian withholding tax will only apply if, at the time of the distribution, Units of the Combined Trust are listed on a prescribed stock exchange (which includes the TSX) and the value of the Combined Trust's Units is primarily attributable to real property situated in Canada, Canadian resource property (which includes the APF Royalties and the StarPoint Royalty) or a timber resource property. If a subsequent disposition of a Unit results in a capital loss to a non-resident Unitholder, a refund of the new 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.

A disposition or deemed disposition of Units of the Combined Trust, whether on redemption, by virtue of capital distributions in excess of a Unitholder's adjusted cost base or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Unitholder who is not resident nor deemed to be a resident in Canada provided that the Units of the Combined Trust held by the Unitholder are not "taxable Canadian property" for the purposes of the Tax Act. Units of the Combined Trust will not constitute taxable Canadian property to a non-resident Unitholder unless: (i) the Unitholder holds or uses, or is deemed to hold or use the Units in the course of carrying on business in Canada; (ii) the Units are "designated insurance property" of the Unitholder as defined for purposes of the Tax Act; (iii) at any time during the period of five years immediately preceding the disposition of the Units the Unitholder or persons with whom the Unitholder did not deal at arm's length or any combination thereof, held more than 25% of the issued units of the Combined Trust or, either alone or together persons with whom the Unitholder did not deal at arm's length, held options or rights to acquire more than 25% of the issued Units of the Combined Trust; or (iv) the Combined Trust is not a mutual fund trust on the date of disposition.

Subject to the recent amendments to the Tax Act referred to above, a Unitholder who is not resident in Canada will generally compute the adjusted cost base of a Unit pursuant to the same rules as apply to residents of Canada. For the purposes of computing a non-resident Unitholder's adjusted cost base of a Unit after 2004, the Proposed Amendments provide that a distribution paid in respect of a Unit which is subject to the new 15% Canadian withholding tax will not reduce the adjusted cost base of such Unit to a non-resident Unitholder.

Non-resident Unitholders are urged to consult their own tax advisors on the application of the budget to the ownership of Units of the Combined Trust, having regard to their own particular circumstances.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular APF Unitholder. Accordingly, APF Unitholders should consult their own tax advisors with respect to their particular circumstances.

In the opinion of Torys LLP, ("**U.S. counsel**"), the following is a summary of the material United States Federal income tax consequences of the Arrangement and the Merger to APF Unitholders. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "**Code**"), the United States Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and which are subject to change, possibly with retroactive effect.

This summary assumes that APF Unitholders hold their APF Units, will hold any APF Inc. Notes and Warrants received in the Arrangement, and will hold any StarPoint Units received in the Merger as capital assets within the meaning of section 1221 of the Code. This summary also assumes that APF Trust is not a passive foreign investment company for United States federal income tax purposes (a "**PFIC**"). A foreign corporation is a PFIC for a particular taxable year if (i) 75% or more of its gross income for the taxable year is passive income or (ii) 50% or more of the average value of its assets held during the taxable year produce or are held for the production of passive income. Considering the nature of APF Trust's business activities, assets and earnings, APF Trust believes that it presently qualifies for the "active commodities business exclusion" (defined below), and therefore, is not, a PFIC.

This summary does not address all aspects of United States Federal income taxation that may be relevant to particular APF Unitholders in light of their personal investment circumstances or to APF Unitholders subject to special treatment under the United States Federal income tax laws such as:

- insurance companies;
- tax-exempt organizations;
- dealers in securities or foreign currencies;
- banks;
- persons that hold APF Units or will hold Warrants, APF Inc. Notes, StarPoint Units or Rockyview Shares as part of a straddle, hedge, constructive sale or conversion transaction;

- United States Holders (as defined below) that have a functional currency other than the United States dollar;
- partnerships, S corporations, mutual funds, regulated investment companies, real estate investment trusts and investors in such entities;
- APF Unitholders who acquired their APF Units through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or
- United States Holders that will own 10% or more of the total voting power of all outstanding Warrants, APF Inc. Notes, StarPoint Units or Rockyview Shares.

Furthermore, this summary does not consider the potential effects of any state, local or non-United States tax laws.

For purposes of this summary, a "**United States Holder**" means a beneficial owner of APF Units, APF Inc. Notes, StarPoint Units or Rockyview Shares that is:

- a citizen or resident alien individual of the United States;
- a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions;
- a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust; or
- an estate that is subject to United States Federal income tax on its income regardless of its source.

A "**Non-United States Holder**" is a beneficial owner of APF Units, APF Inc. Notes, StarPoint Units or Rockyview Shares that is not a United States Holder. If a partnership holds APF Units, APF Inc. Notes, StarPoint Units or Rockyview Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding APF Units, APF Inc. Notes, StarPoint Units or Rockyview Shares, you should consult your own tax advisor.

The following summary is subject to certain assumptions and the accuracy and completeness of certain factual representations and statements made by APF Trust, including representations specifically made for purposes of this summary. Some of these assumptions and representations concern future events as to which there can be no certainty. If any assumption, representation or statement is incorrect in any material respect, the conclusions reached in this summary may not apply. However, APF Inc. is not aware of any present facts or circumstances that would cause such assumptions, representations or statements to be untrue or incomplete. No ruling has been or will be sought from the Internal Revenue Service with respect to the U.S. federal income tax consequences of the Arrangement or Merger. This summary is based on existing tax law, as to which there is some uncertainty. This summary will not be binding on the Internal Revenue Service and no assurance can be given that the Internal Revenue Service or the courts will agree with this summary.

United States Holders of APF Units

Classification of APF Trust

Under the United States entity classification rules, APF Trust should be treated as an association taxable as a corporation for U.S. federal income tax purposes. As a result, distributions from APF Trust should be treated as described below under "The Arrangement – Receipt of APF Inc. Notes or Rockyview Shares."

The Arrangement - Receipt of APF Inc. Notes or Rockyview Shares

For U.S. federal income tax purposes, the Special Distribution arising from the Arrangement should be treated as a taxable distribution for which each United States Holder of APF Units would be treated as receiving a distribution in

an amount equal to the fair market value of the APF Inc. Notes or Rockyview Shares on the Effective Date of the Arrangement. Any such distribution would be taxed first as a dividend to the extent of such United States Holder's pro rata share of APF Trust's current and accumulated earnings and profits, as determined by applying United States federal income tax principles, and then as a non-taxable return of capital to the extent of such United States Holder's tax basis in his or her APF Units, with any remaining amount being taxed as capital gain. It is also possible, but less likely, that the combination of the Arrangement and the Merger could be viewed as a single transaction in which APF Units are being sold for a combination of cash and/or StarPoint Payment Units plus the value of the APF Inc. Notes or Rockyview Shares.

Under current law, certain dividends received by United States individuals, before January 1, 2009 from a qualified foreign corporation are subject to a maximum Federal income tax rate of 15%. A foreign corporation will generally be considered a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program. The United States Treasury Department has identified the Canada-United States Income Tax Treaty as a qualifying treaty. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain holding period and other requirements with respect to its Common Shares. United States Holders should consult their tax advisors concerning their eligibility for the reduced rate of Federal income tax on dividends on APF Units.

As discussed above under "Canadian Federal Income Tax Considerations", United States Holders will be subject to a Canadian tax of 15% on the Special Distribution that will be withheld at the source. Generally, subject to certain limitations, United States persons will have the option of claiming any Canadian income taxes or Canadian taxes imposed in lieu of income taxes, either as a dollar-for-dollar credit against their U.S. federal income tax liability or as a deduction from gross income. United States Holders should consult their tax advisors to determine whether the Canadian tax withheld on the Special Distribution is of the type that is eligible for treatment as a dollar-for-dollar credit against their U.S. federal income tax liability or whether they should instead claim such taxes as a deduction from gross income.

A United States Holder's basis in its APF Inc. Notes or, for those holders that elect to receive Rockyview Shares, its Rockyview Shares, will be equal to the fair market value of the APF Inc. Notes or Rockyview Shares on the Effective Date of the Arrangement.

A United States Holder's basis in its APF Units following the Effective Date of the Arrangement will be equal to its basis in such units immediately prior to the Effective Date of the Arrangement reduced (but not below zero) by the excess of the fair market value of the APF Inc. Notes or Rockyview Shares on the Effective Date of the Arrangement received by such United States Holder over such holder's pro rata share of APF Trust's current and accumulated earnings and profits, as determined by applying United States federal income tax principles.

In the event that the EnCana Acquisition is not successfully completed, it is possible for the existing APF Unitholders to own more than 50% of the outstanding StarPoint Units immediately following the Closing. In such event, United States Holders should consider with their tax advisors whether the Merger may be treated as a type "D" reorganization in which case (i) possible tax free treatment (except to the extent of cash received) for the Merger and (ii) tax-free "spin-off" treatment for shareholders electing receipt of Rockyview Shares may be possibilities.

Ownership of Rockyview Shares

Distributions

Distributions (including any Canadian taxes withheld from the amount paid) paid out of Rockyview's current or accumulated earnings and profits, as determined by applying United States federal income tax principles, will be taxable as dividend income. Distributions in excess of current and accumulated earnings and profits will be a tax-free recovery of basis to the extent of the United States Holder's adjusted tax basis in the Rockyview Shares, and any remaining amount of distributions will generally be subject to tax as capital gain. Dividends on Rockyview Shares will generally be foreign source income for foreign tax credit limitation purposes and will not be eligible for a dividends received deduction.

Dividends paid in Canadian dollars will be includible in income in an amount equal to the United States dollar value of the dividends (determined at the spot rate on the date of such payment) regardless of whether the dividends are converted into United States dollars. United States Holders generally should not recognize any foreign currency gain or loss if the Canadian dollars are converted into United States dollars on the day they are received. If, however, Canadian dollars are not converted into United States dollars on the day they are received, any gain or loss resulting from currency exchange fluctuations from the date the dividends are includible in income to the date the payment is converted into United States dollars will be ordinary income or loss. Such currency gain or loss will generally be income or loss from United States sources for foreign tax credit limitation purposes.

Certain dividends received by United States individuals, before January 1, 2009 from a qualified foreign corporation are subject to a maximum Federal income tax rate of 15%. A foreign corporation will generally be considered a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program. The United States Treasury Department has identified the Canada-United States Income Tax Treaty as a qualifying treaty. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain holding period and other requirements with respect to its Rockyview Shares. United States Holders should consult their tax advisors concerning their eligibility for the reduced rate of Federal income tax on dividends on Rockyview Shares.

Subject to the limitations described above, United States Holders of Rockyview Shares generally will have the option of claiming the amount of any Canadian income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Distributions of current or accumulated earnings and profits generally will be foreign source "passive" income or, in the case of certain holders, "financial services" income for U.S. foreign tax credit purposes. It should be noted that pursuant to recent U.S. legislation, for taxable years beginning after December 31, 2006, the number of foreign tax credit "baskets" will be reduced from 9 baskets to 2 baskets. The two baskets will be for (i) passive category income and (ii) general category income. Thus, there will no longer be a financial services income basket, and such income will be divided into either the general basket or the passive basket, depending on the activities of the particular U.S. taxpayer. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions for Canadian tax withheld.

Sale or Other Disposition

Upon the sale or disposition of Rockyview Shares, a United States Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of any cash and the fair market value of any other property received and (ii) such United States Holder's adjusted tax basis in such Rockyview Shares. Such gain or loss generally will be treated as capital gain or loss, and as long-term capital gain or loss if the Rockyview Shares had been held more than one year at the time of disposition. Deduction of capital losses is subject to certain limitations under the Code.

For foreign tax credit limitation purposes, gain or loss recognized on a sale or disposition of Rockyview Shares will generally be United States source income. Any gain or loss from currency exchange fluctuations between the date of the disposition of the Rockyview Shares and the conversion of the sales proceeds into United States dollars will be United States source ordinary income or loss.

Generally, in the case of a United States Holder who receives Canadian dollars in connection with the sale or disposition of Rockyview Shares, the amount realized will be based on the U.S. dollar value of the Canadian dollars received with respect to the Rockyview Shares. A United States Holder who receives payment in Canadian dollars and converts Canadian dollars into United States dollars at a conversion rate other than the rate in effect on the date of the sale or disposition, may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

Passive Foreign Investment Company Considerations

The Code provides special anti-deferral rules for certain distributions received by United States persons with respect to, and sales and other dispositions of, a foreign corporation that is a PFIC. A foreign corporation is a PFIC for a particular taxable year if (i) 75% or more of its gross income for the taxable year is passive income or (ii) 50% or more of the average value of its assets held during the taxable year produce or are held for the production of passive

income. For purposes of these tests, passive income generally includes dividends, interest, rents, royalties, annuities and gains from assets that produce passive income. In addition, a foreign corporation is treated as holding directly its proportionate share of the assets, and receiving directly its proportionate share of the earnings, of any subsidiary corporation in which it owns directly or indirectly at least 25% of the stock, by value.

In general, "passive income" includes the excess of gains over losses from certain commodities transactions, including transactions involving oil and gas. However, gains from commodities transactions generally are excluded from the definition of passive income if they (i) arise out of a "commodity hedging transaction", (ii) are active business gains from the sale of commodities, but only if "substantially all" of the foreign corporation's commodities are inventory in such corporation's trade or business depreciable property used in such corporation's trade or business or supplies used by such corporation in its trade or business, or (iii) are certain types of foreign currency gains (the "**active commodities business exclusion**"). Considering the nature of Rockyview's business activities, assets and earnings, Rockyview's management believes that Rockyview presently qualifies for the "active commodities business exclusion", and therefore, is not, nor do they anticipate Rockyview will become a PFIC. However, because the application to Rockyview of the relevant provisions of the Code and accompanying regulations is not completely clear, and because Rockyview's operations and business plans may change in subsequent taxable years, no assurance can be given, that Rockyview will not be a PFIC in the future.

If Rockyview were to be treated as a PFIC for any taxable year, then, unless a United States Holder is eligible to elect and does elect to treat his or her investment in the Rockyview Shares as an investment in a "qualified electing fund" (a "**QEF election**") or to "mark-to-market" his or her Rockyview Shares, as described below, (i) such United States Holder would be required to allocate income recognized upon receiving certain dividends, or gain recognized upon the sale or redemption of Rockyview Shares, ratably over the holder's entire holding period for such Rockyview Shares, (ii) the amount allocated to each year during which Rockyview is considered a PFIC other than the year of the dividend payment, or sale or redemption, would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and (iii) gain recognized upon the sale or redemption of the Rockyview Shares would be taxable as ordinary income.

If a United States Holder makes a timely QEF election in respect of its Rockyview Shares, such United States Holder would not be subject to the rules described above. Instead, such United States Holder would be required to include in his or her income for each taxable year his or her pro rata share of the Rockyview's ordinary earnings as ordinary income and his or her pro rata share of Rockyview's net capital gain as long-term capital gain, whether or not such amounts are actually distributed. However, United States Holders would not be eligible to make a QEF election unless Rockyview complied with certain applicable information reporting requirements, and Rockyview has not determined whether it would comply with the accounting, record keeping and reporting requirements necessary for United States Holders to make QEF elections should it become a PFIC.

Alternatively, assuming the Rockyview Shares qualify as "marketable stock" within the meaning of Code section 1296(e), if a United States Holder elects to "mark-to-market" his or her Rockyview Shares, such United States Holder generally would include in income any excess of the fair market value of his or her Rockyview Shares as of the close of each tax year over his or her adjusted basis in the Rockyview Shares. If the fair market value of the Rockyview Shares had depreciated below the United States Holder's adjusted basis as of the close of the tax year, the United States Holder generally could deduct the excess of the adjusted basis of the Rockyview Shares over its fair market value at that time. However, such deductions generally would be limited to the "mark-to-market" gains, if any, that the United States Holder included in income with respect to such Rockyview Shares in prior years. Income recognized and deductions allowed under the "mark-to-market" provisions, as well as any gain or loss on the disposition of Rockyview Shares with respect to which the "mark-to-market" election is made, would be treated as ordinary income or loss.

If Rockyview is a PFIC for any taxable year, United States Holders would be required to file an annual return on IRS Form 8621. United States Holders should discuss the applicability and consequences of the PFIC rules with their tax advisors.

The Merger - Receipt of Cash or StarPoint Payment Units

For U.S. federal income tax purposes, the disposition by APF Unitholders of APF Units in exchange for cash or StarPoint Payment Units pursuant to the terms of the Merger should be treated as a taxable exchange for United States Holders. Each United States Holder of APF Units would be required to recognize gain or loss in an amount equal to the difference between the cash or fair market value of the StarPoint Payment Units on the Closing Date received by such United States Holder and such United States Holder's basis in the APF Units exchanged. Such gain or loss generally will be treated as capital gain or loss, and as long-term capital gain or loss if the APF Units had been held more than one year at the time of the Merger.

A United States Holder's basis in the StarPoint Payment Units received as part of the Merger will be equal to the fair market value of such StarPoint Payment Units on the Closing Date.

In the event that the EnCana Acquisition is not successfully completed, it is possible for the existing APF Unitholders to own more than 50% of the outstanding StarPoint Units immediately following the Closing. In such event, United States Holders should consider with their tax advisors whether the Merger may be treated as a Type "D" reorganization in which case (i) possible tax free treatment (except to the extent of cash received) for the Merger and (ii) tax-free "spin-off" treatment for shareholders electing receipt of Rockyview Shares may be possibilities.

Ownership of StarPoint Payment Units

Classification of StarPoint

Under the United States entity classification rules, StarPoint should be treated as an association taxable as a corporation for U.S. federal income tax purposes. As a result, distributions from StarPoint should be treated as described below.

Distributions

The detailed discussion of the treatment of distributions under "Ownership of Rockyview Shares - Distributions" above, as applicable to the United States Holders of Rockyview Shares, is similarly applicable to United States Holders of StarPoint Payment Units.

Sale or Other Disposition

The detailed discussion of the treatment of sales or other dispositions under "Ownership of Rockyview Shares - Sale or Other Disposition" above, as applicable to the United States Holders of Rockyview Shares, is similarly applicable to United States Holders of StarPoint Payment Units.

Passive Foreign Investment Company Considerations

The detailed discussion of the PFIC rules under "Ownership of Rockyview Shares - Passive Foreign Investment Company Considerations" above, as applicable to the United States Holders of Rockyview Shares, is similarly applicable to United States Holders of StarPoint Payment Units.

United States Holders should discuss the applicability and consequences of the PFIC rules with their tax advisors.

Information Reporting and Backup Withholding

Payments of dividends and the proceeds of disposition of Rockyview Shares and StarPoint Payment Units that are made within the United States or through certain U.S. related financial intermediaries may be required to be reported to the Internal Revenue Service and may be subject to backup withholding unless (i) the holder is a corporation or other exempt recipient, or (ii) the holder provides a taxpayer identification number or complies with applicable certification requirements. Non-United States Holders are generally exempt from the information reporting and backup withholding rules but may be required to comply with certification requirements to prove their exemption. The backup withholding rate is currently 28%. Amounts withheld under the backup withholding rules will be

allowed as a refund or credit against a holder's United States Federal income tax liability if the required information is furnished to the Internal Revenue Service.

SELECTED PRO FORMA INFORMATION

The pro forma combined financial information set forth below and the Unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "D" – "Unaudited Pro Forma Consolidated Financial Statements of StarPoint and Unaudited Pro Forma Consolidated Financial Statements of APF Trust" hereto are not necessarily indicative either of results of operations that would have occurred in the year ended December 31, 2004 or the three months ended March 31, 2005 had the proposed Arrangement and Merger and certain other adjustments been effected on January 1, 2004, or of the results of operations expected in 2005 and future years. In preparing the pro forma combined financial statements, no adjustments have been made to reflect the operating synergies and the resulting cost savings expected to result from combining the operations of StarPoint, APF Trust and the EnCana Assets after disposition by APF Inc. of the Rockyview Assets.

Selected Pro Forma Combined Financial Information

The following tables set out certain financial information for APF Trust, Great Northern, Rockyview and Pro Forma APF Trust for the year ended December 31, 2004 and the three month period ended March 31, 2005 and for StarPoint, and StarPoint on a pro forma basis, for the year ended December 31, 2004 and the three month period ended March 31, 2005 after giving effect to the Arrangement and the Merger and certain other adjustments.

The following is a summary only and must be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "D" – "Unaudited Pro Forma Consolidated Financial Statements of StarPoint and Unaudited Pro Forma Consolidated Financial Statements of APF Trust" to this Information Circular. Reference should also be made to the following financial statements: (i) StarPoint's audited balance sheet as at December 31, 2004, incorporated by reference herein, (ii) StarPoint's unaudited interim consolidated financial statements for the three months ended March 31, 2005 and 2004, incorporated by reference herein, (iii) the audited comparative consolidated financial statements of SEL as at and for the year ended December 31, 2004, incorporated by reference herein, (iv) the audited comparative financial statements of E3 Energy Inc. as at and for the years ended December 31, 2004 and 2003, incorporated by reference herein, (v) the audited consolidated financial statements of Upton Resources Inc. as at and for the year ended December 31, 2003, incorporated by reference herein, (vi) the audited financial statements for Selkirk Energy Partnership and its four partners for the year ended January 31, 2004 and unaudited comparative financial statements for the period ended October 31, 2004, incorporated by reference herein, (vii) the statement of net operating revenue concerning the EnCana Assets for the years ended December 31, 2004, 2003 and 2002, and for the three months ended March 31, 2005 and 2004 (unaudited), incorporated by reference herein, (viii) the audited annual financial statements for APF Trust for the years ended December 31, 2004 and 2003, incorporated by reference herein, (ix) the unaudited interim consolidated financial statements of APF Trust for the three months ended March 31, 2005 and 2004, incorporated by reference herein, and (x) the audited annual financial statements for Great Northern Exploration Ltd. for the years ended December 31, 2003 and 2002 and unaudited comparative financial statements for the three months March 31, 2004, incorporated by reference herein.

Assuming the Completion of the EnCana Acquisition and the Closing of the StarPoint Prospectus Offering

(000's)	For the year ended December 31, 2004					
	APF Trust	Great Northern(1)	Rockyview	Pro Forma APF Trust	StarPoint(2)	Pro Forma After Giving Effect to the Arrangement and the Merger
Assets	862,170	-	46,374	816,794	914,378	2,024,162
Liabilities	399,969	-	795	329,563	303,653	660,677
Revenue before royalties	237,107	34,672	15,988	255,791	230,101	485,892
Net income (loss)	49,636	-	-	-	-	88,743
Net income per unit - basic	1.02	-	-	-	-	1.02
Net income per unit - diluted	1.02	-	-	-	-	1.02

Notes:

(1) For the five month period ended May 31, 2004.

(2) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership, the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005, the completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering.

(000's)	For the three months ended March 31, 2005				
	APF Trust	Rockyview	Pro Forma APF Trust	StarPoint(1)	Pro Forma After Giving Effect to the Arrangement and the Merger
Assets	860,440	43,787	819,247	930,625	2,058,228
Liabilities	417,095	811	348,114	326,478	701,321
Revenue before royalties	52,072	4,139	47,933	62,859	110,792
Net income (loss)	(2,371)	-	-	-	3,928
Net income per unit - basic	(0.04)	-	-	-	0.05
Net income per unit - diluted	(0.04)	-	-	-	0.05

Note:

(1) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership, the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005, the completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering.

Assuming the EnCana Acquisition is Not Completed

(000's)	For the year ended December 31, 2004					
	APF Trust	Great Northern(1)	Rockyview	Pro Forma APF Trust	StarPoint(2)	Pro Forma After Giving Effect to the Arrangement and the Merger(3)
Assets	862,170	-	46,374	816,794	503,496	1,613,279
Liabilities	399,969	-	795	329,563	187,561	544,585
Revenue before royalties	237,107	34,672	15,988	255,791	129,205	384,996
Net income (loss)	49,636	-	-	-	-	75,517
Net income per unit - basic	1.02	-	-	-	-	1.05
Net income per unit - diluted	1.02	-	-	-	-	1.05

Notes:

(1) For the five month period ended May 31, 2004.

(2) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership and the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005.

(3) If the EnCana Acquisition is not completed due to a default of 1167639 and the Subtrust, a deposit of $20.175 million will be forfeited. In addition, in the event of such default, a break fee of $20.175 million is payable and pro forma net income would be reduced.

	For the three months ended March 31, 2005				
(000's)	APF Trust	Rockyview	Pro Forma APF Trust	StarPoint(1)	Pro Forma After Giving Effect to the Arrangement and the Merger(2)
Assets	860,440	43,787	819,247	519,743	1,647,346
Liabilities	417,095	811	348,114	210,386	585,229
Revenue before royalties	52,072	4,139	47,933	37,263	85,196
Net income (loss)	(2,371)	-	-	-	505
Net income per unit - basic	(0.04)	-	-	-	0.01
Net income per unit - diluted	(0.04)	-	-	-	0.01

Notes:

(1) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership and the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005.

(2) If the EnCana Acquisition is not completed due to a default of 1167639 and the Subtrust, a deposit of $20.175 million will be forfeited. In addition, in the event of such default, a break fee of $20.175 million is payable and pro forma net income would be reduced.

Selected Combined Operational Information

The following tables set out certain operational information for APF Trust, Great Northern, Rockyview, Pro Forma APF Trust and for StarPoint, and StarPoint on a pro forma combined basis, after giving effect to the Arrangement and the Merger. Further operational information concerning StarPoint and APF Trust is set forth in the StarPoint AIF and the APF AIF, respectively.

Assuming the Completion of the EnCana Acquisition and the Closing of the StarPoint Prospectus Offering

	APF Trust	Great Northern	Rockyview	Pro Forma APF Trust[5]	Pro Forma StarPoint[6]	Combined After Giving Effect to the Arrangement and the Merger
Production[1] (before royalties, year ended December 31, 2004)						
Natural gas (mcf/d)	49,712	19,276	5,679	52,065	22,313	74,378
Light & medium crude oil (bbls/d)	5,802	1,922	65	6,538	12,561	19,099
Heavy oil (bbls/d)	1,167	36	-	1,182	-	1,182
NGLs (bbls/d)	758	364	26	884	-	884
Total (boe/d)	16,012	5,535	1,038	17,281	16,280	33,561
Production[2] (before royalties, three months ended March 31, 2005)						
Natural gas (mcf/d)	57,689		5,680	52,009	22,158	74,167
Light & medium crude oil (bbls/d)	6,191		43	6,148	12,599	18,747
Heavy oil (bbls/d)	1,111		-	1,111	-	1,111
NGLs (bbls/d)	903		34	869	-	869
Total (boe/d)	17,820		1,024	16,796	16,292	33,088
Reserves[3]						
Proved (mboe)	42,506		1,668	40,837	34,539	75,376
Proved plus Probable (mboe)	58,077		3,104	54,970	54,209	109,179
Reserve life index[4]						
Proved	6.3		4.2	6.4	5.6	6.0
Proved plus Probable	8.7		8.1	8.7	8.9	8.8
Undeveloped land (net acres)	528,694		55,815	472,879	245,131	718,010

Notes:

(1) Gross average daily production for the year ended December 31, 2004 except for the Great Northern production information, which is for the five months ended May 31, 2004.

(2) Gross average daily production for the three months ended March 31, 2005.

(3) Calculated on a gross basis before deducting royalties, without including royalty interests, based on forecast prices and costs and based on the independent evaluations of GLJ and Sproule for Rockyview as of December 31, 2004, of Sproule for StarPoint as at December 31, 2004 and of GLJ and Sproule for APF Trust as at December 31, 2004. Reserves for APF Trust include Great Northern reserves. These reserve volumes have not been reduced by the volumes produced by StarPoint and APF Trust, respectively, subsequent to the date of their respective independent evaluations and do not include any reserve additions of StarPoint or APF Trust since such dates.

(4) See "Presentation of Oil and Natural Gas Reserves and Production Information" for information regarding presentation of boes and the calculation of reserve life indices.

(5) The pro forma information for APF Trust is presented after giving effect to the disposition of the Rockyview Assets.

(6) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership, the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005, the completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering.

Assuming the EnCana Acquisition is Not Completed

	APF Trust	Great Northern	Rockyview	Pro Forma APF Trust[5]	StarPoint[6]	Combined After Giving Effect to the Arrangement and the Merger
Production[1]						
(before royalties, year ended December 31, 2004)						
Natural gas (mcf/d)	49,712	19,276	5,679	52,065	17,111	69,176
Light & medium crude oil (bbls/d) ..	5,802	1,922	65	6,538	6,553	13,091
Heavy oil (bbls/d)	1,167	36	-	1,182		1,182
NGLs (bbls/d)	758	364	26	884		884
Total (boe/d)	16,012	5,535	1,038	17,281	9,405	26,686
Production[2]						
(before royalties, three months ended March 31, 2005)						
Natural gas (mcf/d)	57,689		5,680	52,009	16,416	68,425
Light & medium crude oil (bbls/d) ..	6,191		43	6,148	6,666	12,814
Heavy oil (bbls/d)	1,111		-	1,111	-	1,111
NGLs (bbls/d)	903		34	869	-	869
Total (boe/d)	17,820		1,024	16,796	9,402	26,198
Reserves[3]						
Proved (mboe)	42,506		1,668	40,837	18,337	59,174
Proved plus Probable (mboe)	58,077		3,104	54,970	31,362	86,332
Reserve life index[4]						
Proved	6.3		4.2	6.4	5.1	5.9
Proved plus Probable	87		8.1	8.7	8.9	8.8
Undeveloped land (net acres)	528,694		55,815	472,879	185,022	657,901

Notes:

(1) Gross average daily production for the year ended December 31, 2004 except for the Great Northern production information, which is for the five months ended May 31, 2004.

(2) Gross average daily production for the three months ended March 31, 2005.

(3) Calculated on a gross basis before deducting royalties, without including royalty interests, based on forecast prices and costs and based on the independent evaluations of GLJ and Sproule for Rockyview as of December 31, 2004, of Sproule for StarPoint as at December 31, 2004 and of GLJ and Sproule for APF Trust as at December 31, 2004. Reserves for APF Trust include Great Northern reserves. These reserve volumes have not been reduced by the volumes produced by StarPoint and APF Trust, respectively, subsequent to the date of their respective independent evaluations and do not include any reserve additions of StarPoint or APF Trust since such dates.

(4) See "Presentation of Oil and Natural Gas Reserves and Production Information" for information regarding presentation of boes and the calculation of reserve life indices.

(5) The pro forma information for APF Trust is presented after giving effect to the disposition of the Rockyview Assets.

(6) StarPoint information is presented after giving effect to the StarPoint, E3 and Mission Arrangement, the acquisition of Selkirk Energy Partnership, the offering by StarPoint of 3,760,000 StarPoint Units on February 10, 2005, the completion of the EnCana Acquisition and the closing of the StarPoint Prospectus Offering.

Pro Forma Combined Capitalization for StarPoint and APF Trust

The following tables set out the capitalization of APF Trust and StarPoint as at March 31, 2005, together with the pro forma combined capitalization of StarPoint as at March 31, 2005 after giving effect to the Arrangement and the Merger and certain other adjustments. The following is a summary only and, where applicable, should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "D" to this Information Circular as well as "Information Relating to StarPoint Energy Trust – Consolidated Capitalization of StarPoint" in Appendix "B" and "Information Relating to APF Energy Trust – Consolidated Capitalization of APF Trust" in Appendix "C".

Assuming the Completion of the EnCana Acquisition and the Closing of the StarPoint Prospectus Offering

	As at March 31, 2005		
	APF Trust[(1)(2)]	**StarPoint**	**Pro Forma After Giving Effect to the Arrangement and the Merger**
	(000's)	(000's)	(000's)
Bank debt	$158,545	$152,821	$317,067
Exchangeable Shares	-	$4,489	$4,489
Debentures	-	$60,000	$60,000
Unitholders' capital	$471,133	$594,554	$1,347,314
Units	67,667	43,809	86,439
Exchangeable shares	-	2,126	2,126

Notes:

(1) Assumes that all of the existing APF Options are exercised.

(2) Assumes that all of the existing APF Debentures are converted.

Assuming the EnCana Acquisition is Not Completed

	As at March 31, 2005		
	APF Trust[(1)(2)]	**StarPoint**	**Pro Forma After Giving Effect to the Arrangement and the Merger**
	(000's)	(000's)	(000's)
Bank debt	$158,545	$98,611	$257,156
Exchangeable Shares	-	$4,489	$4,489
Debentures	-	-	-
Unitholders' capital	$471,133	$309,357	$1,067,124
Units	67,667	27,409	70,039
Exchangeable shares	-	2,126	2,126

Notes:

(1) Assumes that all of the existing APF Options are exercised.

(2) Assumes that all of the existing APF Debentures are converted.

See also the Pro Forma Financial Statements of Rockyview at Schedule "B" of Appendix "H".

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Approval of the Rockyview Stock Option Plan

At the Meeting, the APF Unitholders will be asked to consider and, if deemed advisable, approve the adoption by Rockyview of the Rockyview Stock Option Plan which will authorize the Rockyview board of directors to issue stock options ("**Rockyview Options**") to employees, officers or directors of Rockyview or any person or company engaged to provide ongoing management, consulting or advisory services to Rockyview. The proposed Rockyview Stock Option Plan will be in accordance with the TSX's policies on listed company share incentive arrangements. A copy of the Rockyview Stock Option Plan is set out in Appendix "I" to this Information Circular.

The Rockyview Stock Option Plan is intended to afford persons who provide services to Rockyview, whether as directors, officers, employees or consultants, an opportunity to obtain a proprietary interest in Rockyview by permitting them to purchase Rockyview Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Rockyview.

Under the Rockyview Stock Option Plan:

1. Rockyview Options may be granted in such numbers as the Rockyview board of directors may determine and will vest as to one-third on each of the first, second and third anniversaries of the date of the grant;

2. the exercise price of Rockyview Options shall not be less than the "market price" of the Rockyview Shares at the date of granting such option. For purposes of the Rockyview Stock Option Plan, "market price" means the volume weighted average trading price of the Rockyview Shares on the TSX, calculated by dividing the total value of the Rockyview Shares traded by the total volume of the Rockyview Shares traded, for the last five trading days prior to the date on which the Rockyview Option is granted;

3. the maximum term for Rockyview Options is five years;

4. the Rockyview Options will not be assignable;

5. the aggregate number of Rockyview Shares reserved for issuance pursuant to Rockyview Options granted to any one person, when combined with any other share compensation arrangement, may not exceed 5% of the outstanding Rockyview Shares (on a non-diluted basis);

6. the issuance of Rockyview Shares to "insiders" of Rockyview, when combined with any other share compensation arrangement, within a one year period may not exceed 10% of the outstanding Rockyview Shares (on a non-diluted basis);

7. the issuance of Rockyview Shares to any one "insider" of Rockyview and such insider's associates, when combined with any other share compensation arrangement, within a one year period may not exceed 5% of the outstanding Rockyview Shares (on a non-diluted basis);

8. Rockyview Options may contain provisions providing for accelerated vesting in the event of a sale by Rockyview of all or substantially all of its property and assets or a change of control of Rockyview; and

9. the aggregate number of Rockyview Shares that may be reserved for issuance under the Rockyview Stock Option Plan, together with any Rockyview Shares reserved for issuance under any other share compensation arrangement, must not exceed 10% of the number of Rockyview Shares, on a non-diluted basis, outstanding at that time.

No financial assistance will be provided by Rockyview to optionees to exercise Rockyview Options granted under the Rockyview Stock Option Plan.

In the event that a holder of vested Rockyview Options shall cease to be a director, officer or employee of, or a provider of services to, the Corporation or a subsidiary of the Corporation for any reason other than death, permanent disability or retirement, such Rockyview Options shall cease and terminate on the thirtieth (30th) day following the effective date of such ceasing to be a director, officer or employee of, or service provider to the Corporation or subsidiary or the expiry time of such Rockyview Options, whichever occurs first. Notwithstanding the foregoing, in the event of termination for cause, such Rockyview Options shall cease and terminate on the day following the date of Rockyview's giving notice of said termination.

In the event of the death, permanent disability or retirement of a holder of vested Rockyview Options, such Rockyview Options may be exercised by such holder or the legal personal representatives of the holder, as applicable, at any time up to and including (but not after) the earlier of the date that is six (6) months following the date of death of the holder and the expiry time of such Rockyview Options.

The board of directors of Rockyview may amend or discontinue the Rockyview Stock Option Plan at any time without the consent of the participants therein, provided that such amendment shall not alter or impair any Rockyview Option previously granted under the Rockyview Stock Option Plan, except as permitted to give effect to certain adjustments, and that such amendment or discontinuance has been approved by the TSX. Approval shall be obtained from a majority of holders of Rockyview Shares (excluding the votes of Rockyview Shares held directly or indirectly by insiders benefiting from the amendment) in respect of any amendment which seeks to (i) reduce the exercise price of a Rockyview Option that is outstanding; or (ii) extend the period during which an outstanding

Rockyview Option may be exercised. TSX rules will require the Rockyview Stock Option Plan to be put before the holders of Rockyview Shares for reapproval at Rockyview's third annual general meeting and every three years thereafter.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the Rockyview Stock Option Plan:

> "BE IT RESOLVED as an ordinary resolution of the shareholders that the stock option plan of Rockyview Energy Inc., as set out in Appendix "I" of the Information Circular and Proxy Statement of APF Energy Trust dated May 20, 2005, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by APF Unitholders who vote in person or by proxy at the Meeting. The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of the resolution.

It is proposed that 927,500 Rockyview Options be issued to Rockyview Service Providers (as defined below), being 7.4% of the outstanding Rockyview Shares at the Effective Date of the Arrangement.

Approval of the Rockyview Private Placement

At the Meeting, the APF Unitholders will be asked to consider and, if deemed advisable, approve a resolution authorizing a private placement of up to 1,826,484 units ("**Units**") each comprised of one Rockyview Share and one half of a Rockyview Warrant to certain employees, contractors, officers and directors of Rockyview (the "**Rockyview Service Providers**") and to certain other placees. The Rockyview Private Placement will be undertaken in accordance with applicable corporate law, securities legislation and TSX rules and policies.

The Units issued pursuant to the Rockyview Private Placement will be priced based on the net asset value per share of Rockyview which has been determined to be $0.73, ($4.38 after the Consolidation) calculated using: (i) the pre-tax net present value of the proved plus probable reserves (discounted at 10%) to be transferred to Rockyview pursuant to the Arrangement, as evaluated by GLJ and Sproule effective December 31, 2004; (ii) the undeveloped land to be transferred to Rockyview pursuant to the Arrangement at a deemed value of $125.00 per acre; and (iii) the proprietary seismic to be transferred to Rockyview pursuant to the Arrangement.

Each whole Rockyview Warrant will entitle the holder to acquire one Rockyview Share at an exercise price (post-Consolidation) of $5.26, exercisable for two years and eight months from the closing of the Rockyview Private Placement.

The following table reflects the determination of the net asset value per share of the Rockyview Shares as at the date hereof:

Pre-tax net present value of Rockyview's proved plus probable reserves discounted at 10%	$41,290,000
Bank overdraft	(1,120,109)
Undeveloped land	6,474,500
Other Assets	1,866,792
Net asset value	$4,851,183
Outstanding Rockyview Shares after giving effect to the Arrangement prior to the Consolidation and prior to giving effect to the Rockyview Private Placement(1)	66,139,721
Net Asset Value per Rockyview Share (pre-Consolidation)	$0.73
Net Asset Value per Rockyview Share (post-Consolidation)	$4.38

Note:

(1) The number of Rockyview Shares to be issued in accordance with the Arrangement is based on the number of APF Units outstanding on the Effective Date of the Arrangement, after conversion of all APF Options, assuming conversion of all APF Debentures, including

all APF Units issued under the APF DRIP Plan to the Effective Date of the Arrangement and assuming APF Unitholders who are non-residents of Canada receive a Special Distribution, for each APF Unit, of 17/20ths of a Warrant and 17/20ths of an APF Note.

All of the Rockyview Shares and Rockyview Warrants issued pursuant to the Rockyview Private Placement will be subject to a contractual escrow arrangement. One-third of the Rockyview Shares will be released on the date that is eight months from the closing of the Rockyview Private Placement. An additional one-third will be released on the date that is sixteen months from the closing of the Rockyview Private Placement and the balance will be released on the date that is two years from the closing of the Rockyview Private Placement. The Rockyview Warrants will be released on satisfaction of the following two criteria: (i) over time with one-third releasable on the dates which are eight, sixteen and twenty-four months from the closing of the Rockyview Private Placement; and (ii) the twenty-day weighted average trading price reaching $6.57 before the first tranche is released and $8.76 before the second and third tranches are released.

If a Rockyview Service Provider resigns or is terminated during this two year escrow period, any Rockyview Shares held by that Rockyview Service Provider that remain in escrow will, subject to any applicable regulatory requirements or approvals, be repurchased by Rockyview at a price equal to the lesser of the market price of the shares or their issue price under the Rockyview Private Placement and Rockyview Warrants that remain in escrow will be cancelled; provided that, for Rockyview Service Providers terminated without cause the repurchase price for Rockyview Shares will be the market price.

The purpose of the Rockyview Private Placement is twofold: firstly, it will provide additional capital for use by Rockyview in its exploration and development activities; and secondly, it will be a mechanism by which the directors, officers, certain employees and other insiders can increase their ownership positions within Rockyview. In considering the Arrangement, the APF Board of Directors was of the view that in order to attract board members and management who will contribute to the growth of Rockyview and to compensate officers and employees for what is expected to be lower levels of remuneration and benefits within a small exploration and production company as compared to compensation levels currently received by such individuals through their current employment, it would be necessary to provide an opportunity for such individuals to hold increased ownership positions in Rockyview.

APF Unitholders are being asked to consider at the Meeting and, if deemed advisable, to approve an ordinary resolution of the following terms:

> "BE IT RESOLVED that the issuance by Rockyview of up to 1,826,484 Rockyview Units on such terms as are more particularly described in Information Circular and Proxy Statement of APF Energy Trust dated May 20, 2005, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by APF Unitholders who vote in person or by proxy at the Meeting. The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of the resolution.

Certain of the current officers and directors of APF Inc. may participate in the Rockyview Private Placement. For the purpose of determining whether the requisite approval for the above resolution is received, any votes attaching to APF Units held, directly or indirectly, or over which control or direction is exercised by such directors and officers or their associates or affiliates will be excluded. Such persons currently hold, directly or indirectly, or exercise control or direction over approximately 1,159,924 APF Units.

RISK FACTORS

APF Unitholders should carefully consider the information described under the heading "Risk Factors" in the APF AIF and under the heading "Risk Factors" in the StarPoint AIF, as well as the "Risk Factors" in "Appendix "H" - Information Respecting Rockyview" and other information set forth elsewhere in this Information Circular. In addition, APF Unitholders should consider the following:

Changes of Legislation and Tax Treatment

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource allowance, may in the future be changed or interpreted in a manner that adversely affects StarPoint and the StarPoint Unitholders. Legislation may be implemented to change the manner in which these entities are taxed. Tax authorities having jurisdiction over StarPoint or the StarPoint Unitholders may disagree with how StarPoint calculates its income for tax purposes or could change administrative practices to the detriment of StarPoint or the detriment of the StarPoint Unitholders.

Failure to Realize the Benefits of the Merger

APF Trust and StarPoint may not realize the anticipated benefits of the Merger. APF Trust and StarPoint have entered into the Combination Agreement to strengthen their respective positions in the oil and gas industry, and in particular, the income trust sector, and to create the opportunity for potential cost savings, among other things. Achieving any benefits will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as StarPoint's ability to realize the anticipated growth opportunities and synergies from combining the businesses of StarPoint and APF Trust. Prior to completion of the Merger, StarPoint and APF Trust will continue to operate independently, although integration efforts, where appropriate, will be proceeding pending receipt of APF Unitholder approval and completion of the Merger. The integration efforts by StarPoint and APF Trust will require the dedication of significant management effort, time and resources which may divert management's focus and resources from other strategic opportunities during this process. Both StarPoint and APF Trust will take all required steps to minimize disruptions to their respective businesses and operations.

Market Price of StarPoint Units and APF Units

Upon completion of the Merger, all of the APF Units will be exchanged for StarPoint Payment Units. The Exchange Ratio at which the APF Units will be exchanged for StarPoint Payment Units is fixed, and there will be no adjustment for changes in the market price of either APF Units or StarPoint Units. The trading price of the StarPoint Units may be less than the trading price of APF Units (after application of the Exchange Ratio) as of the date of the Combination Agreement or as of the date of the Meeting. Neither APF Trust nor StarPoint is permitted to terminate the Combination Agreement solely because of changes in the market price of either the APF Units or StarPoint Units.

There will be a significant amount of time between the date of the Combination Agreement and the date of the Meeting and there may be a significant amount of time between the date of such meeting and the date when the Merger is completed. As a result, the relative or absolute prices of APF Units and StarPoint Units may vary significantly between the dates of the Combination Agreement, this Information Circular, the Meeting and the completion of the Merger. These variations may be caused by, among other factors, changes in the businesses, operations, results and prospects of either APF Trust or StarPoint, market expectations of the likelihood that the Merger will be completed and the timing of its completion, the prospects for post-Merger operations, the effect of any conditions or restrictions imposed on or proposed with respect to the combined entity by regulators, and general market and economic conditions.

In addition, it is impossible to predict accurately the market price of the StarPoint Units after the completion of the Merger. Accordingly, the prices of APF Units and StarPoint Units on the date of the Meeting may not be indicative of their prices immediately prior to the completion of the Merger or the price of StarPoint Units after the Merger is completed.

STOCK EXCHANGE LISTINGS

The currently outstanding APF Units and StarPoint Units are listed and posted for trading on the TSX. Following the Closing Date of the Merger, the APF Units will be delisted from the TSX. Information with respect to the trading history of the StarPoint Units is contained under the heading "Information Regarding StarPoint Energy Trust – Trust Unit Price Range and Trading Volumes" in Appendix "B" and for the APF Units is contained under the heading "Information Regarding APF Energy Trust – Trust Unit Price Range and Trading Volumes" in Appendix "C" to this Information Circular.

The currently outstanding APF Units and StarPoint Units are listed and posted for trading on the TSX. On April 12, 2005, the last trading day prior to the date of the announcement of the execution of the Combination Agreement, the closing price of the StarPoint Units on the TSX was $19.40 per StarPoint Unit and the closing price of the APF Units on the TSX was $11.81 per APF Unit. The weighted average trading price of the StarPoint Units and APF Units for the five trading days ending April 12, 2005 were $19.70 and $11.88, respectively. On May 19, 2005, the closing price of the StarPoint Units on the TSX was $17.85 per StarPoint Unit and the closing price of the APF Units on the TSX was $11.98 per APF Unit.

Application has been made to list the Rockyview Shares issuable pursuant to the Arrangement on the TSX. The listing of the Rockyview Shares on the TSX will be subject to Rockyview meeting the original listing requirements of the TSX. If Rockyview is not able to meet the original listing requirements of the TSX then Rockyview will seek to list the Rockyview Shares on another Canadian stock exchange. **Conditional listing approval has not yet been obtained and there can be no assurance that the Rockyview Shares will be listed on the TSX or any other stock exchange.** While Rockyview intends to continue to seek a listing for the Rockyview Shares if such shares are not listed on the TSX, delays in obtaining, or the inability to obtain, such listings is not a condition of the parties to the completion of the Plan of Arrangement. It is a condition to completing the Merger that the Rockyview Shares shall have been listed and posted for trading on the TSX for at least two Business Days.

There can be no assurance that the Rockyview Shares will be listed on any stock exchange.

The APF Inc. Notes will not be listed on any stock exchange.

The TSX has conditionally approved the listing of the StarPoint Payment Units issuable pursuant to the Merger, subject to StarPoint fulfilling all of the requirements of the TSX. Following the Closing Date of the Merger, application will be made to delist the APF Units from the TSX. See "Information Regarding APF Energy Trust – Trust Unit Price Range and Trading Volumes" in Appendix "C" and "Information Regarding StarPoint Energy Trust – Trust Unit Price Range and Trading Volumes" in Appendix "B" to this Information Circular.

TIMING

The Arrangement will be effective on the Effective Date of the Arrangement and the Merger will become effective at the Closing Date. If the APF Special Resolutions are approved at the Meeting and all other conditions specified in the Combination Agreement are satisfied or waived, StarPoint and APF expect the Closing Date will be on or about June 27, 2005.

EXPENSES OF EACH OF THE ARRANGEMENT AND THE MERGER

The estimated costs to be incurred by APF Trust relating to each of the Arrangement and the Merger including, without limitation, accounting and legal fees, financial advisor fees, contractual severance obligations, the preparation and printing of this Information Circular, listing fees payable to the TSX and other out-of-pocket costs, but excluding retention payments and statutory severance obligations, are estimated to be approximately $13.0 million.

The estimated costs to be incurred by StarPoint relating to the Merger including, without limitation, accounting and legal fees, financial advisor fees, the preparation of this Information Circular, listing fees payable to the TSX and other out-of-pocket costs associated with the Meeting, are estimated to be approximately $7.0 million.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Parlee McLaws LLP, Burnet, Duckworth & Palmer LLP and Torys LLP, considered as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding APF Units. As of the date hereof, the principals of GLJ, considered as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding APF Units. As of the date hereof, the principals of Sproule, considered as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding APF Units. As of the date hereof, the principals of McDaniel, considered as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding APF Units.

LEGAL DEVELOPMENTS

Section 193 of the ABCA provides that, where it is impracticable for a corporation to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving an arrangement proposed by such corporation. Application will be made pursuant to this section of the ABCA for approval of the Arrangement. There have been a number of judicial decisions considering this section and its application. However, there have not been, to the knowledge of APF Inc., any recent significant decisions relating thereto.

APF Unitholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, none of the directors or officers of APF Inc., nor any other informed person of APF Trust, nor any associate or affiliate of any one of them, has or has had, at any time since the commencement of the most recent financial year of APF Inc., any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect APF and its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of APF Inc., nor any associate or affiliate of any one of them, is or has been indebted, directly or indirectly, to APF Inc. or its subsidiaries at any time since the commencement of the most recent financial year of APF Inc.

OTHER LEGAL MATTERS

Resale of StarPoint Units and Rockyview Shares and APF Inc. Notes

It is anticipated that the Rockyview Shares, the APF Inc. Notes and the other securities issued in accordance with the Arrangement and the StarPoint Payment Units to be issued to APF Unitholders pursuant to the Merger will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities of the various applicable provinces and territories in Canada including, in Québec, the approval of the Autorité des marché financiers. Such exemptions or exemptive relief, as applicable, will provide that the StarPoint Payment Units to be issued to APF Unitholders pursuant to the Merger and Rockyview Shares and APF Inc. Notes to be issued to APF Unitholders pursuant to the Arrangement will generally be "freely tradeable" (and not subject to any "restricted period" or "hold period") if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling securityholder is an insider or an officer of the issuer, the selling securityholder has no reasonable grounds to believe that the issuer is in default of securities legislation.

It is a condition of the Combination Agreement and the completion of the Merger that all approvals, regulatory or otherwise, necessary in respect of the Arrangement and the Merger be obtained. See "Details of the Merger – The Combination Agreement – Conditions of the Merger" and "The Arrangement – Conditions to the Arrangement".

Information for United States Holders

The Merger

Subject to the exception described under "Ineligible APF Unitholders", StarPoint Payment Units that would otherwise be deliverable pursuant to the Merger to Ineligible APF Unitholders will be issued and delivered to the Depositary and Exchange Agent for sale by the Depositary and Exchange Agent on behalf of such Ineligible APF Unitholders. For additional information and details, see "Ineligible APF Unitholders" in this Information Circular. StarPoint Payment Units received by Ineligible APF Unitholders pursuant to the Merger will be "restricted securities" within the meaning of the United States federal securities laws and will be subject to transfer restrictions.

All such holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

The Arrangement

The Rockyview Shares will not be registered under the 1933 Act and will be issued in reliance upon the exemption available pursuant to Section 3(a)(10) thereof. Section 3(a)(10) exempts from registration securities issued in exchange for one or more outstanding securities, where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction after a hearing upon the fairness of such terms and conditions at which all persons to whom the securities are proposed to be issued have the right to appear. The Court of Queen's Bench of Alberta is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of Rockyview Shares in exchange for Warrants and APF Inc. Notes. The Court entered the Interim Order on May 19, 2005 and, subject to the approval of the Arrangement by the APF Unitholders, a hearing on the fairness of the Arrangement is expected to be held on June 20, 2005 by the Court. See "The Arrangement – Procedures for the Arrangement Becoming Effective – Court Approval".

The Rockyview Shares to be issued to former APF Unitholders in the United States will be freely tradable under U.S. federal securities laws, except by persons who are "affiliates" of APF Trust, Rockyview, APF Inc. or 1163947 immediately prior to the Arrangement or who will be affiliates of Rockyview after the Arrangement. Shares held by such affiliates may be resold only pursuant to an effective registration statement under the 1933 Act, in transactions permitted by Regulation S under the 1933 Act, pursuant to the resale provisions of Rule 145(d)(1), (2) or (3) under the 1933 Act, or as otherwise permitted under the 1933 Act. Persons who may be deemed "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers, directors and principal shareholders of the issuer.

Rule 145(d)(1) generally provides that such affiliates may not sell securities of Rockyview unless such sales are made in compliance with the volume, current public information and manner of sale limitations contained in Rule 144 under the 1933 Act ("Rule 144"). The Rule 144 limitations generally require that sales made by an affiliate in any three-month period not exceed the greater of 1% of the class of shares outstanding or, if the Rockyview Shares are listed on a U.S. securities exchange or Nasdaq, the average weekly trading volume of such class of shares over the four calendar weeks preceding the placement of the sell order, and that such sales be made in unsolicited, open market "brokers' transactions" (as that term is defined in Rule 144). Rules 145(d)(2) and (3) generally provide that the Rule 144 limitations will lapse for non-affiliates of Rockyview after a period of one or two years, depending upon whether information continues to be publicly available about Rockyview.

In addition, persons who are affiliates of Rockyview solely by virtue of holding a position as an officer or director of Rockyview, may sell Rockyview Shares without registration under the 1933 Act if such sales are made in accordance with Rule 904 of Regulation S. Other affiliates of Rockyview may sell Rockyview Shares without registration under the 1933 Act if such sales are made in accordance with Rule 903 of Regulation S.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Rockyview Shares issuable pursuant to the Arrangement. The resale restrictions applicable to the Warrants and APF Inc. Notes distributable pursuant to the Arrangement are not discussed in this Information Circular. **All holders of Rockyview Shares, Warrants and APF Inc. Notes are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.**

CONSENTS

Consent of Burnet, Duckworth & Palmer LLP

TO: The Trustee of APF Energy Trust
The Board of Directors of APF Energy Inc.
The securities commission or similar regulatory authority in each of the provinces of Canada

We hereby consent to the inclusion of, and reference to, our opinions contained under "Canadian Federal Income Tax Considerations" in the Proxy Statement and Information Circular of APF Energy Trust dated May 20, 2005 with respect to the proposed arrangement respecting Rockyview Energy Inc., APF Energy Trust and its unitholders, APF Energy Inc. and 1163947 Alberta Inc. and the merger of StarPoint Energy Trust and APF Energy Trust.

Calgary, Alberta
May 20, 2005

(Signed) "Burnet, Duckworth & Palmer LLP"

Consent of Torys LLP

TO: The Trustee of APF Energy Trust
The Board of Directors of APF Energy Inc.
The securities commission or similar regulatory authority in each of the provinces of Canada

We hereby consent to the inclusion of and references to our opinion contained under "United States Federal Income Tax Considerations" in the Proxy Statement and Information Circular of APF Energy Trust dated May 20, 2005 with respect to the proposed arrangement respecting Rockyview Energy Inc., APF Energy Trust and its unitholders, APF Energy Inc. and 1163947 Alberta Inc. and the merger of StarPoint Energy Trust and APF Energy Trust.

New York, New York
May 20, 2005

(Signed) "Torys LLP"

Consent of Gilbert Laustsen Jung Associates Ltd.

TO: The Trustee of APF Energy Trust
The Board of Directors of APF Energy Inc.
The securities commission or similar regulatory authority in each of the provinces of Canada

We hereby consent to the inclusion of, or incorporation by reference of, and reference to our reports, being:

- Report dated February 28, 2005 being a corporate evaluation of oil and gas properties of APF Energy Inc.;
- Report dated May 12, 2005 being a corporate evaluation of oil and gas properties of APF Energy Inc. subsequently extracted and consolidated into a new entity called Rockyview Energy Inc.;
- Report dated May 16, 2005 respecting reserves entities acquired by StarPoint Energy Trust;

each of which is effective December 31, 2004 (March 31, 2005 with respect to the EnCana Assets) in the Proxy Statement and Information Circular of APF Energy Trust with respect to the proposed arrangement respecting Rockyview Energy Inc., APF Energy Trust and its unitholders, APF Energy Inc. and 1163947 Alberta Inc. and the merger of StarPoint Energy Trust and APF Energy Trust.

Calgary, Alberta
May 20, 2005

(Signed) "Myron J. Hladyshevsky, P.Eng."
Gilbert Laustsen Jung Associates Ltd.

Consent of Sproule Associates Limited

TO: The Trustee of APF Energy Trust
The Board of Directors of APF Energy Inc.
The securities commission or similar regulatory authority in each of the provinces of Canada

We hereby consent to the inclusion of or incorporation by reference of, and reference to our reports, being:

- "Evaluation of the P&NG Reserves of StarPoint Energy Ltd. (As of December 31, 2004)", dated February 24, 2005;
- "Evaluation of the P&NG Reserves of StarPoint Energy Ltd. in the Properties of Selkirk Energy Partnership (As of December 31, 2004)", dated February 23, 2005;
- "Evaluation of the Coalbed Methane Reserves of APF Energy Inc. in Canada and the United States (As of December 31, 2004)", dated February 18, 2005;

each of which is dated effective December 31, 2004, in the Proxy Statement and Information Circular of APF Energy Trust with respect to the proposed arrangement respecting Rockyview Energy Inc., APF Energy Trust and its unitholders, APF Energy Inc. and 1163947 Alberta Inc. and the merger of StarPoint Energy Trust and APF Energy Trust.

Calgary, Alberta
May 20, 2005

(Signed) "Robert N. Johnson, P. Eng."
Sproule Associates Limited

Consent of McDaniel & Associates Consultants Ltd.

TO: The Trustee of APF Energy Trust
The Board of Directors of APF Energy Inc.
The securities commission or similar regulatory authority in each of the provinces in Canada

We hereby consent to the incorporation by reference of, and reference to our reports entitled "StarPoint Energy Trust, EnCana's Interests in the Alderson East, Countess, Kinninvie & Suffield West Areas, Evaluation of Oil & Gas Reserves, Based on April 1, 2005 Forecast Prices and Costs, As of March 31, 2005", and; "StarPoint Energy Trust, EnCana's Interests in the Alderson East, Countess, Kinninvie & Suffield West Areas, Evaluation of Oil & Gas Reserves, Based on April 1, 2005 Constant Prices and Costs, As of March 31, 2005"; both dated April 29, 2005 in the Proxy Statement and Information Circular of APF Energy Trust dated May 20, 2005, with respect to the proposed arrangement respecting Rockyview Energy Inc., APF Energy Trust and its unitholders, APF Energy Inc. and 1163947 Alberta Inc. and the merger of StarPoint Energy Trust and APF Energy Trust.

Calgary, Alberta
May 20, 2005

(Signed) "B.H. Emslie, P.Eng."
McDaniel & Associates Consultants Ltd.

Consent of PricewaterhouseCoopers LLP

We have read the Proxy Statement and Information Circular of APF Energy Trust (the "**Circular**") dated May 20, 2005 with respect to the proposed transaction between StarPoint Energy Trust ("**StarPoint**") and APF Energy Trust ("**APF Trust**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report dated February 25, 2005 to the unitholders of APF Energy Trust ("**APF Trust**") on the following financial statements:

- Consolidated balance sheets of APF Trust as at December 31, 2004 and 2003; and
- Consolidated statements of operations and accumulated earnings and cash flows of APF Trust for the years ended December 31, 2004 and 2003.

We consent to the use in the Circular of our audit report dated May 5, 2005 to the Directors of Rockyview Energy Inc., on the consolidated financial statements of Rockyview Energy Inc. as at April 29, 2005.

We consent to the use in the Circular of our report dated May 10, 2005 to the directors of Rockyview Energy Inc. on the statements of revenue, royalties and operating expenses for the Wood River properties for the years ended December 31, 2004 and 2003.

Calgary, Alberta	(Signed) "PricewaterhouseCoopers LLP"
May 20, 2005	Chartered Accountants

Consent of PricewaterhouseCoopers LLP

We have read the Proxy Statement and Information Circular of APF Energy Trust (the "**Circular**") dated May 20, 2005 with respect to the proposed transaction between StarPoint Energy Trust ("**StarPoint**") and APF Energy Trust ("**APF Trust**"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report dated April 29, 2005 to the directors of EnCana Corporation on the schedule of revenues, royalties and operating expenses of the EnCana Assets for the years ended December 31, 2004, 2003 and 2002.

Calgary, Alberta	(Signed) "PricewaterhouseCoopers LLP"
May 20, 2005	Chartered Accountants

Consent of KPMG LLP

TO: The Trustee of APF Energy Trust
The Board of Directors of APF Energy Inc.

We have read the Proxy Statement and Information Circular of APF Energy Trust dated May 20, 2005 with respect to a plan of arrangement involving StarPoint Energy Trust, APF Energy Trust ("**APF Trust**"), the unitholders of APF Trust, APF Energy Inc., Rockyview Energy Inc., and 1163947 Alberta Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular of our report to the unitholder of StarPoint Energy Trust on the balance sheet of StarPoint Energy Trust as at December 31, 2004. Our report is dated March 16, 2005.

We consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of StarPoint Energy Ltd. on the consolidated balance sheets of StarPoint Energy Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2004 and for the period from September 5, 2003 to December 31, 2003. Our report is dated March 16, 2005.

We consent to the incorporation by reference in the above-mentioned circular of our report to the directors of Upton Resources Inc. on the consolidated balance sheet of Upton Resources Inc. as at December 31, 2003 and the consolidated statements of operations and retained earnings and cash flows for the year then ended. Our report is dated December 6, 2004.

We consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of E3 Energy Inc. on the consolidated balance sheets of E3 Energy Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. Our report is dated March 24, 2005.

We consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of Great Northern Exploration Ltd. on the consolidated balance sheets of Great Northern Exploration Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. Our report is dated March 17, 2004.

Calgary, Alberta
May 20, 2005

(Signed) "KPMG LLP"
Chartered Accountants

Consent of Collins Barrow Calgary LLP

TO: The Trustee of APF Energy Trust
The Board of Directors of APF Energy Inc.

We have read the Proxy Statement and Information Circular of APF Energy Trust (the "**Circular**") dated May 20, 2005 with respect to the proposed transaction between StarPoint Energy Trust ("**StarPoint**") and APF Energy Trust ("**APF Trust**"). We have complied with Canadian generally accepted accounting standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the directors of Selkirk Energy Canada Ltd., 977529 Alberta Ltd., 3072202 Nova Scotia Company and Five Spot Energy Ltd. on the combined balance sheet of Selkirk Energy Group as at January 31, 2004 and the combined statements of income and retained earnings and cash flows for the year then ended. Our report is dated November 12, 2004.

Calgary, Alberta
May 20, 2005

(Signed) "Collins Barrow Calgary LLP"
Chartered Accountants

OTHER MATTERS

As of the date of this Information Circular, neither the APF Board of Directors nor management of APF Inc. knows of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Special Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

QUESTIONS AND OTHER ASSISTANCE

If you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy or voting instruction form or, for registered APF Unitholders, your Letter of Transmittal and Election Form, please contact Canaccord, APF Trust's proxy solicitation agent, at:

Toll Free: 1-866-601-5923
Telephone: (403) 508-3871
Facsimile: (403) 508-3866

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular have been approved by the APF Board of Directors, for and on behalf of APF Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 20th day of May, 2005.

APF ENERGY TRUST
By its Administrator, APF Energy Inc.

(Signed) "Martin Hislop"
Chief Executive Officer

(Signed) "Alan MacDonald"
Vice President, Finance and
Chief Financial Officer

APPENDIX "A"

TEXT OF SPECIAL RESOLUTIONS OF UNITHOLDERS OF APF ENERGY TRUST

Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the APF Trust Indenture and other constating documents of the APF Parties shall be deemed to be amended to the extent necessary to permit the completion of the transactions contemplated in the Arrangement Agreement;

2. the arrangement (the "**Arrangement**") under Section 193 of the *Business Corporations Act* (Alberta) (the "**Act**") substantially as set forth in the Plan of Arrangement attached as Exhibit 1 to Appendix "F" to the Information Circular accompanying the notice of the Meeting is hereby approved, authorized and agreed to;

3. the arrangement agreement (the "**Arrangement Agreement**") dated May 20, 2005 among Rockyview Energy Inc., APF Energy Trust and its security holders, APF Energy Inc. (the "**Corporation**") and 1163947 Alberta Inc., a copy of which is attached as Appendix "G" to the Information Circular accompanying the Notice of Meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 6 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

4. the amalgamation (the "**Amalgamation**") of Rockyview Energy Inc. and 1163947 Alberta Inc. substantially as set forth in the Plan of Arrangement attached as Exhibit 1 to Appendix "F" to the Information Circular accompanying the notice of the Meeting is hereby approved, authorized and agreed to;

5. the amalgamation agreement (the "**Amalgamation Agreement**") dated May 20, 2005 among Rockyview Energy Inc. and 1163947 Alberta Inc., a copy of which is attached as Appendix "F" to the Information Circular accompanying the Notice of Meeting, with such amendments or variations thereto made in accordance with the terms of the Amalgamation Agreement as may be approved by the persons referred to in paragraph 6 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

6. notwithstanding that this resolution has been duly passed or received the approval of the Court of Queen's Bench of Alberta, the Board of Directors of APF Energy Inc. may, without further notice to or approval of the holders of trust units of APF Energy Trust, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the Act;

7. any one director or officer of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, including the transactions required or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

8. all actions heretofore taken by or on behalf of the Corporation in connection with any matter referred to in any of the foregoing resolutions which were in furtherance of the Arrangement are hereby approved, ratified and confirmed in all respects.

Merger Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Merger of StarPoint and APF Trust as described in the Information Circular which accompanies the notice of the Meeting dated May 20, 2005 (the "**Information Circular**"), and upon the terms and conditions set out in the Combination Agreement, be and is hereby authorized and approved and, in order to give effect thereto, the following events are hereby authorized and shall occur and be deemed to occur in the sequence set out below without further act or formality:

   (a) the APF Trust Indenture and other constating documents of the APF Parties shall be amended to the extent necessary to permit the completion of the transactions contemplated in the Combination Agreement, including, without limitation, to redeem any or all outstanding APF Units (other than the APF Remaining Unit) in exchange for consideration consisting of StarPoint Payment Units, without further notice to, agreement of, or act by, any holder of APF Units;

   (b) all of the APF Assets shall be transferred to StarPoint in exchange for the assumption by StarPoint of all of the Assumed Liabilities and for the issuance by StarPoint of the StarPoint Payment Units to APF Trust, with the number of such StarPoint Payment Units to be based upon the Exchange Ratio multiplied by the number of APF Units issued and outstanding as of the Closing Date, all as described in the Information Circular;

   (c) StarPoint shall subscribe for the APF Remaining Unit upon payment of $10.00 and APF Trust shall issue to StarPoint the APF Remaining Unit; and

   (d) the APF Units (other than the APF Remaining Unit) shall be redeemed and, upon the redemption of the APF Units (other than the APF Remaining Unit), the StarPoint Payment Units which are issuable as contemplated by paragraph (b) above shall be distributed to APF Unitholders (other than StarPoint) on a proportionate basis in accordance with the Exchange Ratio, all as described in the Information Circular;

2. the application of the Unitholders' Rights Plan Agreement dated April 19, 2003 between APF Trust and Computershare to the Merger be and it is hereby waived;

3. the directors of APF Inc. and any officer of APF Inc. be and are hereby authorized and directed to execute on behalf of APF Trust, APF Inc. or any other APF Party and to deliver and to cause and be delivered, all such documents, agreements and instruments and to do or cause to be done all such other acts and things as they shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing;

4. the APF Board of Directors is authorized to revoke this resolution for any reason whatsoever in its sole and absolute discretion, without further approval of the APF Unitholders at any time prior to the completion of the Merger; and

5. all capitalized terms not otherwise defined in this APF Special Resolution have the meanings ascribed thereto in the Information Circular.

APPENDIX "B"

INFORMATION RELATING TO STARPOINT ENERGY TRUST

Special Note Regarding Forward Looking Statements

Certain statements contained in this Appendix "B", and in certain documents incorporated by reference into this Appendix "B", constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. StarPoint and the Administrator believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in, or incorporated by reference into, this Appendix "B" should not be unduly relied upon. These statements speak only as of the date of this Appendix "B" or as of the date specified in the documents incorporated by reference into this Appendix "B", as the case may be.

In particular, this Appendix "B", and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the performance characteristics of StarPoint's oil and natural gas properties;
- oil and natural gas production levels;
- capital expenditure programs;
- the size of the oil and natural gas reserves;
- projections of market prices and costs and the related sensitivity of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes and tax laws; and
- capital expenditure programs.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Appendix "B" and the documents incorporated by reference herein:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions and exploration and development programs;
- geological, technical, drilling and processing problems;
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; and
- failure to realize the anticipated benefits of acquisitions.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Appendix "B" and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required under applicable securities laws, neither StarPoint nor the Administrator undertake any obligation to publicly update or revise any forward-looking statements.

DEFINITIONS

Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this Information Circular including the Summary hereof and Appendices hereto. Certain other terms and abbreviations used in this Appendix "B", but not defined herein, are (i) defined under the heading "Glossary of Terms" in the main body of the Information Circular, or (ii) defined in NI 51-101 or the COGE Handbook.

"Administration Agreement" means the Administration Agreement dated December 6, 2004 between the StarPoint Trustee and the Administrator, as successor to StarPoint Energy;

"Administrator" means StarPoint Energy Ltd., a corporation formed by the amalgamation under the ABCA of StarPoint Energy, E3 and StarPoint Acquisition Ltd. as a step to the StarPoint, Mission and E3 Arrangement;

"Administrator Notes" means the unsecured subordinated notes of the Administrator in the aggregate amount of $383,806,908.20 issued to StarPoint in connection with the StarPoint, Mission and E3 Arrangement;

"Board of Directors" or **"Board"** means the board of directors of the Administrator or its successors;

"E3" means E3 Energy Inc., a corporation amalgamated under the ABCA with StarPoint Energy and StarPoint Acquisition Ltd. to form the Administrator as a step to the StarPoint, Mission and E3 Arrangement;

"Equity Bridge Loan" means the equity bridge loan provided by Bank of Montreal to StarPoint as described under the heading "Material Debt";

"ExchangeCo" means StarPoint Exchangeco Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of StarPoint;

"Mission" means Mission Oil & Gas Inc., a corporation incorporated under the ABCA;

"NPI" means the net profits interest granted to StarPoint by the Partnership under the NPI Agreement;

"NPI Agreement" means the net profits interest agreement dated January 7, 2005 between the Partnership and StarPoint;

"**Partnership**" means StarPoint Energy Partnership, a general partnership formed under the laws of the Province of Alberta;

"Permitted Investments" means (i) loan advances to the Administrator, (ii) interest bearing accounts of certain financial institutions, including Canadian chartered banks and the StarPoint Trustee; (iii) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (iv) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the StarPoint Trustee and any affiliate of the StarPoint Trustee), the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, or the equivalent by Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; (v) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited; and (vi) investments in bodies corporate, partnerships or trusts engaged in the oil and gas business, including shares of the Administrator;

"Selkirk" means Selkirk Energy Partnership, a general partnership formed under the laws of the Province of Alberta;

"Special Voting Units" means the special voting units of StarPoint issuable under the StarPoint Trust Indenture;

"StarPoint Energy" means StarPoint Energy Ltd., a corporation amalgamated under the ABCA with E3 and StarPoint Acquisition Ltd. to form the Administrator as a step to the StarPoint, Mission and E3 Arrangement;

"StarPoint Prospectus" means StarPoint's final short form prospectus dated May 19, 2005 with respect to the StarPoint Prospectus Offering;

"StarPoint Trust Indenture" means the trust indenture dated December 6, 2004 between Olympia Trust Company and StarPoint, pursuant to which StarPoint is governed;

"StarPoint Trustee" means Olympia Trust Company or its successor, as trustee of StarPoint;

"StarPoint Unitholder" means a holder of StarPoint Units.

"**Subtrust**" means StarPoint Commercial Trust, an unincorporated trust formed under the laws of the Province of Alberta of which StarPoint is the sole beneficiary;

"Trend" means Trend Energy Inc., a corporation incorporated under the ABCA;

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders. All dollar amounts set forth in this Appendix "B" are in Canadian dollars, except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Appendix "B" from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Finance and Chief Financial Officer of the Administrator at 3900, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7, Telephone: (403) 268-7800, Fax: (403) 263-3388. In addition, copies of the documents incorporated herein by reference maybe obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of StarPoint are filed with the various securities commissions or similar authorities in the provinces of Canada and are specifically incorporated by reference into and form an integral part of this Appendix "B":

(a) the StarPoint AIF;

(b) StarPoint's audited balance sheet as at December 31, 2004 and the audited comparative consolidated financial statements of StarPoint Energy as at and for the year ended December 31, 2004, together with the notes thereto and the reports of the auditors thereon;

(c) StarPoint's management's discussion and analysis for the year ended December 31, 2004;

(d) StarPoint's unaudited interim comparative consolidated financial statements as at and for the three months ended March 31, 2005, together with the notes thereto;

(e) StarPoint's management's discussion and analysis for the three months ended March 31, 2005

(f) StarPoint's material change report dated January 28, 2005 with respect to the completion of the acquisition of Selkirk Energy Partnership;

(g) StarPoint's material change report dated April 22, 2005 with respect to the Merger and the Combination Agreement;

(h) StarPoint's material change report dated May 13, 2005 with respect to the EnCana Acquisition and the EnCana Agreement;

(i) the StarPoint Prospectus, limited to the headings "Information Concerning the EnCana Assets", "Description of Subscription Receipts", "Description of Debentures", Consolidated Capitalization of the Trust", "Material Debt", "Risk Factors – Refinancing of Short-Term Debt", "Schedule A" – Financial Statements of E3", "Schedule "B" – Financial Statements of Upton", "Schedule "C" – Financial Statements of Selkirk", and "Schedule "E"' – Schedule of Revenues, Royalties and Operating Expenses for the EnCana Assets"; and

(j) StarPoint's Information Circular and Proxy Statement dated April 15, 2005 relating to the annual meeting of StarPoint Unitholders to be held on May 30, 2005, excluding the sections entitled "Corporate Governance Practices", "Report to the StarPoint Unitholders on Executive Compensation" and "Appendix A - Report on Corporate Governance Practices".

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars filed by StarPoint with the securities commissions or similar authorities in Canada subsequent to the date of the Information Circular and prior to the Meeting shall be deemed to be incorporated by reference in this Appendix "B".

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix "B" to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Appendix "B".

STARPOINT ENERGY TRUST

General

StarPoint is an open–ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the StarPoint Indenture. The head office of StarPoint is located at Suite 3900, 205 - 5th Avenue S.W., Calgary, Alberta.

StarPoint was formed on December 6, 2004 and commenced operations on January 7, 2005 as a result of the completion of the StarPoint, Mission and E3 Arrangement. The StarPoint, Mission and E3 Arrangement is described further under the heading "The StarPoint, Mission and E3 Arrangement".

Structure

StarPoint is the sole shareholder of the common shares of the Administrator. The head office of the Administrator is located at Suite 3900, 205 - 5th Avenue S.W., Calgary, Alberta and its registered office is located at Suite 1200, 425 – 1st Street S.W., Calgary, Alberta.

The Administrator has generally been delegated the significant management decisions of StarPoint. In particular, pursuant to the Administration Agreement between StarPoint and the Administrator, the StarPoint Trustee has delegated to the Administrator responsibility for the administration and management of all general and administrative affairs of StarPoint, including matters relating to the following: (i) maintaining records; (ii) preparing and filing tax returns and monitoring the tax status of StarPoint; (iii) advising StarPoint with respect to compliance with applicable securities laws; (iv) ensuring compliance with all applicable laws, including in relation to an offering; (v) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (vi) retaining professional advisors; (vii) all matters concerning the terms of, and amendment from time to time of the material contracts of StarPoint; (viii) all matters concerning any underwriting or agency agreement providing for the sale of StarPoint Units or rights to StarPoint Units; (ix) all matters relating to the redemption of StarPoint Units; (x) certain matters relating to the specific powers and authorities as set forth in the StarPoint Trust Indenture; (xi) determining and arranging for distributions; (xii) reporting to StarPoint Unitholders; (xiii) providing management services for the efficient and economic exploitation of the assets of StarPoint; and (xiv) recommending, carrying out and monitoring property acquisitions and dispositions and exploitation and development programs for StarPoint.

The Administrator owns all of the issued and outstanding shares of Trend, and directly and indirectly owns all of the partnership interests in the Partnership.

StarPoint owns all of the issued and outstanding shares of ExchangeCo, the primary purpose of which is to accommodate certain ancillary exchange, put and call rights attaching to the StarPoint Exchangeable Shares.

Subtrust is an unincorporated trust established on January 27, 2005 under the laws of the Province of Alberta pursuant to a trust indenture between the Administrator and 1149708 Alberta Ltd. 1149708 Alberta Ltd., a wholly-owned subsidiary of the Administrator incorporated under the ABCA, is the trustee of Subtrust. StarPoint is the sole beneficiary of Subtrust. The business of Subtrust is acquiring, developing, exploiting, owning and disposing of oil and natural gas properties.

The following diagram shows the simplified structure of StarPoint as at the date hereof:



STARPOINT UNITHOLDERS
STARPOINT EXCHANGEABLE SHAREHOLDERS
STARPOINT UNITS
EXCHANGE RIGHTS
STARPOINT
100%
EXCHANGECO
STARPOINT EXCHANGEABLE SHARES
100%
100%
SUBTRUST
STARPOINT ADMINISTRATOR
ADMINISTRATOR NOTES
97%
100%
NPI
TREND
3%
PARTNERSHIP

Business of StarPoint and the Administrator

Prior to the StarPoint, Mission and E3 Arrangement, each of StarPoint Energy and E3 were oil and natural gas exploration and production companies whose common shares were listed on the TSX. As part of the StarPoint, Mission and E3 Arrangement, StarPoint Energy and E3 amalgamated with StarPoint Acquisition Ltd. to become the Administrator. StarPoint owns all of the issued and outstanding common shares of the Administrator. The StarPoint, Mission and E3 Arrangement is described further under the heading "The StarPoint, Mission and E3 Arrangement".

The Administrator directly or indirectly holds all of the assets held by StarPoint Energy and E3 prior to the StarPoint, Mission and E3 Arrangement, other than those assets transferred to Mission as part of the StarPoint, Mission and E3 Arrangement. The Administrator has retained all of the liabilities of StarPoint Energy and E3, including liabilities relating to corporate and income tax matters. The Administrator carries on an oil and natural gas exploration and production business similar to that carried on by StarPoint Energy and E3 prior to the StarPoint, Mission and E3 Arrangement becoming effective.

StarPoint's primary mandate is to focus on low cost operations, maintain and grow reserves and production and distribute approximately 75% - 85% of its available cash flow (at current commodity prices) to StarPoint Unitholders in monthly distributions. StarPoint pursues an integrated strategy of acquisitions, exploitation and development of high quality, long life, light oil and natural gas reserves within its core areas of Southern Saskatchewan, Central Alberta and the plains area of Northeastern British Columbia.

Distributions

The StarPoint Trustee may declare payable to the StarPoint Unitholders all or any part of the net income of StarPoint. It is currently anticipated that the only income to be received by StarPoint will be from the interest received on the principal amount of the Administrator Notes, income under the NPI Agreement and income received from Subtrust. In addition, StarPoint Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the Administrator Notes made by the Administrator to StarPoint before the maturity of the Administrator Notes.

StarPoint may make monthly cash distributions to StarPoint Unitholders of its income and amounts representing the repayment of principal on the Administrator Notes, after expenses and any cash redemptions of StarPoint Units. It is expected that cash distributions will be made on the 15th day of each month to StarPoint Unitholders of record on the immediately preceding distribution record date. See below under the heading "Record of Cash Distributions".

THE STARPOINT, MISSION AND E3 ARRANGEMENT

StarPoint was formed on December 6, 2004 and commenced operations on January 7, 2005 as a result of the completion of the StarPoint, Mission and E3 Arrangement. The StarPoint, Mission and E3 Arrangement was conducted for the purposes of reorganizing the businesses of StarPoint Energy and E3 into two new entities; namely, StarPoint and Mission. Prior to the StarPoint, Mission and E3 Arrangement, each of StarPoint Energy and E3 were oil and natural gas exploration and production companies whose common shares were listed on the TSX.

The StarPoint, Mission and E3 Arrangement had many steps, but the net effect of the StarPoint, Mission and E3 Arrangement was as follows:

- the holders of common shares of StarPoint Energy exchanged each share they owned for:
    - 0.25 of a StarPoint Unit or, at the election of the holder, 0.25 of an Exchangeable Share;

    and

    - 0.1111 of a common share of Mission.
- the holders of common shares of E3 exchanged each share they owned for:
    - 0.11 of a StarPoint Unit or, at the election of the holder, 0.11 of an Exchangeable Share; and
    - 0.0488 of a common share of Mission.
- certain exploration assets and undeveloped lands held by StarPoint Energy prior to the StarPoint, Mission and E3 Arrangement were transferred to Mission.

- StarPoint Energy and E3 amalgamated with StarPoint Acquisition Ltd. to become the Administrator, a wholly-owned subsidiary of StarPoint.

As a result of the StarPoint, Mission and E3 Arrangement and the exercise of options to acquire StarPoint Units issued under the StarPoint, Mission and E3 Arrangement in exchange for the outstanding options to acquire common shares of StarPoint Energy and E3, a total of 22,151,846 StarPoint Units and 3,494,595 Exchangeable Shares were issued to the former holders of StarPoint Energy and E3 common shares.

The audited comparative consolidated financial statements of StarPoint as at and for the year ended December 31, 2004 have been incorporated by reference into this Appendix "B". Schedule "A" to the StarPoint Prospectus, which has been incorporated by reference into this Appendix "B", contains the audited comparative financial statements of E3 as at and for the years ended December 31, 2004 and 2003.

SIGNIFICANT ACQUISITIONS BY STARPOINT AND STARPOINT ENERGY

Acquisition of Upton

On January 27, 2004, StarPoint Energy completed the acquisition of Upton Resources Inc. ("Upton") pursuant to a plan of arrangement under the provisions of *The Business Corporations Act* (Saskatchewan). Under the arrangement, StarPoint Energy acquired all of the issued and outstanding common shares of Upton in exchange for a total of approximately 23,700,625 common shares of StarPoint Energy. The acquisition increased StarPoint Energy's production by an estimated 5,000 BOE/d and added an estimated 12,775 MBOE in Proved plus Probable reserves of light oil and natural gas, focused mainly in southeast Saskatchewan and North Dakota.

Schedule "B" to the StarPoint Prospectus, which has been incorporated by reference into this Appendix "B", contains the audited consolidated financial statements of Upton as at and for the year ended December 31, 2003.

Acquisition of Selkirk

On January 28, 2005, the Administrator acquired all of the issued and outstanding shares of four private corporations for aggregate net cash consideration of $63.1 million. Together, the private corporations owned 100% of the interests in Selkirk, a general partnership formed under the laws of the Province of Alberta. Selkirk was subsequently reorganized such that it was dissolved and Subtrust now holds all of the assets and liabilities of Selkirk.

StarPoint financed the acquisition of Selkirk through borrowings under its demand revolving operating credit facility with Bank of Montreal and an equity bridge loan with Bank of Montreal. On February 10, 2005, StarPoint completed an offering of 3,760,000 StarPoint Units at a price of $18.00 per StarPoint Unit for net proceeds of $64,296,000. The net proceeds were used to pay down the amounts owing under the equity bridge loan and to reduce indebtedness under the credit facility.

A description of the properties held by Selkirk is provided in the StarPoint AIF under the heading "Oil and Gas Properties – Selkirk Properties". A description of the oil and natural gas reserves attributable to those properties is provided in the StarPoint AIF under the heading "Oil and Natural Gas Reserves and Net Present Value of Future Net Revenue". The StarPoint AIF is incorporated by reference into this Appendix "B".

Schedule "C" to the StarPoint Prospectus, which has been incorporated by reference into this Appendix "B", contains audited financial statements for Selkirk and its four partners for the year ended January 31, 2004 and unaudited comparative financial statements for the period ended October 31, 2004.

RECENT DEVELOPMENTS

Unitholder Limited Liability Legislation

On July 1, 2004 the *Income Trusts Liability Act* (Alberta) came into force, creating a statutory limitation on the liability of unitholders of Alberta income trusts such as StarPoint. The legislation provides that a unitholder will not

be, as a beneficiary, liable for any act, default, obligation or liability of the trust that arises after July 1, 2004. For additional information, see "Risk Factors – Unitholder Limited Liability" in the StarPoint AIF.

DRIP Plan

StarPoint has implemented a premium distribution, distribution reinvestment and optional StarPoint Unit purchase plan (the "DRIP Plan") for eligible StarPoint Unitholders. The DRIP Plan provides StarPoint Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional StarPoint Units at 95% of the average market price, as defined in the DRIP Plan, on the applicable distribution date. The DRIP Plan includes a feature which allows eligible StarPoint Unitholders to elect to have these additional StarPoint Units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such StarPoint Unitholders would have otherwise been entitled to receive on the applicable distribution date, subject to a proration in certain events. In addition, the DRIP Plan allows participating StarPoint Unitholders to purchase additional StarPoint Units from treasury for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $1,000 per remittance and up to $100,000 aggregate amount of remittances by a StarPoint Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding StarPoint Units. Generally, no brokerage fees or commissions will be payable by participants for the purchase of StarPoint Units under the DRIP Plan, but StarPoint Unitholders should make inquiries with their broker, investment dealer or financial institution through which their StarPoint Units are held as to any policies of such party that would result in any fees or commissions being payable.

Financings

On February 10, 2005, StarPoint completed an offering of 3,760,000 StarPoint Units at a price of $18.00 per StarPoint Unit for net proceeds of $64,296,000. StarPoint is also conducting the StarPoint Prospectus Offering. See the StarPoint Prospectus, which has been incorporated by reference into this Appendix "B", for further information concerning the StarPoint Prospectus Offering.

Potential Acquisitions

StarPoint continues to evaluate potential acquisitions of all types of petroleum and natural gas assets as part of its ongoing acquisition program. StarPoint is normally in the process of evaluating several potential acquisitions at any one time which, individually or together, could be material. As of the date hereof, StarPoint has not reached agreement on the price or terms of any potential material acquisitions, other than the EnCana Acquisition and the Merger. StarPoint cannot predict whether any current or future opportunities will result in one or more acquisitions for StarPoint.

THE ENCANA ACQUISITION

On May 9, 2005, Subtrust and 1167639 entered into the EnCana Agreement with EnCana and 1148607. The EnCana Agreement provides for the acquisition (referred to herein as the EnCana Acquisition) by Subtrust and 1167639 of all of the interests of 1148607 Alberta Partnership, an Alberta general partnership which holds the EnCana Assets, for aggregate cash consideration of $403,500,000, subject to adjustments.

Under the EnCana Agreement, conditions to closing of the EnCana Acquisition include the continued accuracy of representations and warranties, the due performance of all covenants, the receipt of necessary approvals under the Competition Act and the absence of any substantial unrepaired damage or physical alteration of the tangibles included in the EnCana Assets occurring prior to closing which would materially and adversely affect the value of the EnCana Assets. Closing of the EnCana Acquisition is expected to occur on or about June 30, 2005, with an effective date of May 1, 2005.

Subtrust and 1167639 have paid a deposit of $20,175,000 (the "Deposit") to EnCana under the EnCana Agreement. The Deposit will be credited against the purchase price in the event the EnCana Acquisition is completed. If the EnCana Acquisition is not completed due to a default by Subtrust and 1167639, EnCana will be entitled to retain the Deposit, plus interest, as liquidated damages. In all other cases, if the EnCana Acquisition does not occur, the Deposit and interest accrued thereon will be refunded.

In addition to forfeiting the Deposit, if the EnCana Acquisition is not completed due to a default by Subtrust and 1167639, the EnCana Agreement requires Subtrust and 1167639 to pay EnCana a break fee of $20,175,000 as liquidated damages.

A description of the EnCana Assets and the oil and natural gas reserves attributable thereto is provided in the StarPoint Prospectus, which has been incorporated by reference into this Appendix "B", under the heading "Information Concerning the EnCana Assets".

Schedule "E" to the StarPoint Prospectus, which has been incorporated by reference into this Appendix "B", contains an audited Statement of Net Operating Revenue concerning the EnCana Assets for the years ended December 31, 2004, 2003 and 2002 and an unaudited Statement of Net Operating Revenue concerning the EnCana Assets for the three month period ended March 31, 2005.

THE MERGER

On April 13, 2005, StarPoint and APF Trust jointly announced that they had entered into the Combination Agreement. The Combination Agreement provides for the Merger. The Combination Agreement and the Merger are described in detail in the main body of the Information Circular.

DESCRIPTION OF STARPOINT UNITS

An unlimited number of StarPoint Units may be created and issued pursuant to the StarPoint Indenture. Each StarPoint Unit entitles the holder thereof to one vote at any meeting of StarPoint Unitholders and represents an equal fractional undivided beneficial interest in any distribution from StarPoint (whether of net income, net realized capital gains or other amounts) and in any net assets of StarPoint in the event of termination or winding-up of StarPoint. All StarPoint Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each StarPoint Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require StarPoint to redeem any or all of StarPoint Units held by such holder and to one vote at all meetings of StarPoint Unitholders for each StarPoint Unit held.

The StarPoint Indenture provides that StarPoint Units, including rights, warrants, special warrants or other securities to purchase, to convert into or to exchange into StarPoint Units, may be created, issued, sold and delivered on such terms and conditions and at such time or times as the StarPoint Trustee, on the recommendation of the Board of Directors, may determine. The StarPoint Indenture also provides that the Administrator may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of StarPoint, which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as the Administrator may determine.

For additional information respecting StarPoint Units, including information respecting StarPoint Unitholders' limited liability, the terms of the Special Voting Units and Exchangeable Shares, restrictions on non-resident StarPoint Unitholders, the redemption right attached to StarPoint Units, meetings of StarPoint Unitholders and amendments to StarPoint Indenture, see under the headings "Additional Information Concerning the Trust", "The Administrator Share Capital" and "Voting Exchange and Trust Agreement" in the StarPoint AIF, which is incorporated by reference herein.

StarPoint Units do not represent a traditional investment and should not be viewed by investors as "shares" in either the Administrator or StarPoint. As holders of StarPoint Units, StarPoint Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price of StarPoint Units will be sensitive to, among other things, the anticipated distributable income from StarPoint and the ability of the Administrator to effect long term growth in the value of StarPoint, as well as a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of StarPoint to maintain and grow production. Changes in market conditions may adversely affect the trading price of StarPoint Units. See "Risk Factors".

StarPoint Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, StarPoint is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

PRICE RANGE AND TRADING VOLUME OF UNITS

StarPoint Units have been listed and posted for trading on the TSX under the trading symbol "SPN.UN" since January 14, 2005. The following table sets forth the reported market price ranges and the trading volumes for StarPoint Units for the periods indicated, as reported by the TSX.

	Price Range ($)		
Period	High	Low	Trading Volume
January 14 to 31, 2005	$19.25	$18.22	6,530,482
February, 2005	$20.99	$18.55	6,436,468
March, 2005	$21.49	$20.65	4,206,861
April, 2005	$20.50	$20.20	4,435,841
May 1 to 19, 2005	$18.65	$17.65	3,806,963

On April 12, 2005, being the last day on which StarPoint Units traded prior to the public announcement of the Merger, the closing price of StarPoint Units on the TSX was $19.40. On May 19, 2005, being the last day on which StarPoint Units traded prior to the date of the Information Circular, the closing price of StarPoint Units on the TSX was $17.85.

RECORD OF CASH DISTRIBUTIONS

StarPoint may make monthly cash distributions to StarPoint Unitholders of its income and amounts representing the repayment of principal on the Administrator Notes, after expenses and any cash redemptions of StarPoint Units. It is expected that cash distributions will be made on the 15th day of each month to StarPoint Unitholders of record on the immediately preceding distribution record date. The following table summarizes cash distributions made or declared by StarPoint to the StarPoint Unitholders since its inception. **Distributions are not guaranteed. See "Risk Factors".**

Record Date	Payment Date	Distribution per StarPoint Unit
January 31, 2005	February 15, 2005	$0.20
February 22, 2005	March 15, 2005	$0.20
March 22, 2005	April 15, 2005	$0.20
April 22, 2005	May 16, 2005	$0.20
May 24, 2005	June 15, 2005	$0.20

RISK FACTORS

An investment in the StarPoint Units is subject to certain risks. Investors should carefully consider the risks factors described under the heading "Risk Factors" in the StarPoint AIF. In addition to the risk factors set out in the StarPoint AIF, investors should consider the following additional risk factors:

Possible Failure to Complete the EnCana Acquisition or the Merger

Both the EnCana Acquisition and Merger are subject to normal commercial risks that the transactions may not be completed on the terms negotiated or at all. The Merger is subject to necessary court and regulatory approvals and

the approval of the unitholders of APF, all of which are beyond the control of StarPoint. If closing of either the EnCana Acquisition or the Merger does not take place as contemplated, StarPoint could suffer adverse consequences, including the forfeiture of deposits, the payment of break fees or the loss of investor confidence.

Possible Failure to Realize Anticipated Benefits of the EnCana Acquisition and the Merger

StarPoint is proposing to complete the EnCana Acquisition and the Merger to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of these and future acquisitions StarPoint may complete depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as StarPoint's and the Administrator's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of StarPoint. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect StarPoint's ability to achieve the anticipated benefits of these and future acquisitions.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to StarPoint to which StarPoint or the Administrator is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to StarPoint or the Administrator to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of StarPoint are KPMG LLP, Chartered Accountants, Suite 1200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

The transfer agent and registrar for StarPoint Units is Olympia Trust Company at its principal offices in Calgary, Alberta and at the principal offices of its agent in Toronto, Ontario.

APPENDIX "C"

INFORMATION RELATING TO APF ENERGY TRUST

General

Information with respect to APF Trust and its business, operations and affairs are included in the following (which are incorporated by reference and form an integral part of this Information Circular):

1. the APF AIF;

2. APF's Management's Discussion and Analysis for the period ended December 31, 2004, as included in the APF AIF;

3. APF Trust's audited consolidated financial statements and notes thereto as at and for the periods ended December 31, 2004 and 2003 and the auditors' report thereon;

4. APF Trust's unaudited interim consolidated financial statements as at and for the three months ended March 31, 2005 in APF Trust's interim report for the three months ended March 31, 2005;

5. management's discussion and analysis for the three months ended March 31, 2005 contained in APF Trust's interim report for the three months ended March 31, 2005;

6. the Business Acquisition Report relating to the acquisition by APF Inc. of Great Northern, including the unaudited pro-forma consolidated financial statements of the Trust for the year ended December 31, 2003 in Schedule A thereto and the audited annual consolidated financial statements of Great Northern for the years ended December 31, 2003 and December 31, 2002 and the unaudited consolidated interim financial statements of Great Northern for the three months ended March 31, 2004 and March 31, 2003 attached as Schedules B and C respectively thereto, but excluding the unaudited pro-forma consolidated financial statements of the Trust as at and for the three months ended March 31, 2004 in Schedule A thereto;

7. APF Trust's information circular ("**Circular**") and proxy statement dated March 11, 2005 for the annual general meeting of APF Unitholders held on May 4, 2005; and

8. Material Change Report dated April 22, 2005 respecting the execution of the combination Agreement by the StarPoint Parties and the APF Parties.

Copies of the documents incorporated by reference in this Information Circular are available through the internet on APF Trust's issuer profile at www.sedar.com or may be obtained on request and without charge from the Corporate Secretary of APF Inc. at Suite 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294-1000.

Any document of the type referred to in the preceding paragraph, including any interim financial statements or material change reports (excluding confidential reports), which APF Trust files with a securities commission or other similar authority in Canada after the date of this Information Circular and prior to the termination of this distribution will be deemed to be incorporated by reference into this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Information Circular shall be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Information Circular modifies or supersedes such statement. The modifying or superseding statement does not have to state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in

which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Record of Cash Distributions

APF Trust makes pro rata cash distributions to APF Unitholders on a monthly basis. Distributions are generally announced via news release during the third week of the month and APF Unitholders of record on the last day of that month are entitled to participate in the distribution. Distributions are paid by the APF Trustee to the APF Unitholders 15 days following the distribution record date or, if such date is not a business day, on the next business day.

The following per APF Unit cash distributions have been received by APF Unitholders during the periods indicated:

	Trust Unit Cash Distributions
1997	$1.510
1998	$1.840
1999	$1.555
2000	$1.900
2001	$3.045
2002	$1.800
2003	$2.180
2004	
January	$0.175
February	$0.175
March	$0.175
April	$0.175
May	$0.175
June	$0.175
July	$0.160
August	$0.160
September	$0.160
October	$0.160
November	$0.160
December	$0.160
	$2.010
2005	
January	$0.160
February	$0.160
March	$0.160
April	$0.160
May	$0.160
	$0.800
Grand Total	$16.640

Notes:

(1) The initial public offering of the Trust was completed on December 17, 1996. The first cash distribution was made to Unitholders on January 31, 1997.

(2) APF Trust announced on May 19, 2005 a distribution of $0.16 payable to APF Unitholders on June 15, 2005.

The historical distribution payments described above may not be reflective of future distribution payments. The actual amount that is distributed to APF Unitholders is determined by APF Inc., taking into account the prevailing circumstances at the relevant time, including both current and anticipated commodity prices, debt repayments and capital expenditure requirements.

Price Range and Trading Volume of APF Units and APF Debentures

The outstanding APF Units are listed and posted for trading on the TSX under the trading symbol "AY.UN". The APF Debentures are listed and posted for trading on the TSX under the trading symbol "AY.DB". The following table sets forth the high and low trading prices and the aggregate volume of trading of the APF Units and APF Debentures as reported by the TSX for the periods indicated.

	Unit Price Range			APF Debentures Price Range		
	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
2004						
January	12.63	11.63	5,343,437	111.50	109.01	9,350
February	12.16	10.32	5,575,523	110.25	108.50	3,920
March	12.33	11.70	5,386,239	112.00	110.25	5,990
April	12.37	12.00	5,326,206	111.51	108.50	5,070
May	12.29	11.61	5,819,403	109.25	104.49	20,100
June	12.06	11.18	7,451,375	108.75	106.00	11,730
July	11.75	11.25	5,711,015	109.00	106.15	3,220
August	11.76	11.24	7,022,767	108.65	105.00	4,370
September	12.14	11.24	8,491,688	110.00	105.55	144,270
October	12.47	11.75	10,037,047	118.70	108.50	6,520
November	12.15	11.31	6,774,158	115.00	108.50	1,270
December	12.10	11.42	4,404,737	111.00	110.00	92,920
2005						
January	11.99	11.58	5,459,925	111.75	110.00	53,200
February	11.91	11.68	7,272,802	111.30	108.01	3,360
March	12.33	11.46	10,529,117	113.06	107.06	8,630
April	12.75	11.72	10,911,545	113.06	107.08	7,680
May 1 to 19	12.44	11.85	4,719,336	110.80	107.06	2,070

On April 12, 2005, the last trading day prior to the announcement of the Arrangement and the Merger, the closing price of the APF Units on the TSX was $11.81. On May 19, 2005, the closing price of the APF Units on the TSX was $11.98.

Consolidated Capitalization of APF Trust

The following table sets forth the consolidated capitalization of APF Trust as at December 31, 2004 and as at March 31, 2005:

	Authorized	As at December 31, 2004	As at March 31, 2005 (unaudited)
		(in the table, other than the Notes, 000s)	
Bank Debt(1)	$225,000	$169,000	$183,000
APF Debentures(2)	$50,000	$48,566	$48,561
Trust Units(3)	500,000	$610,194 (58,845 Trust Units)	$622,274 (59,944 Trust Units)
Special Voting Units(4)	unlimited	nil	nil

Notes:

(1) As of the date hereof, APF Inc. has a syndicated credit facility to a maximum of $225,000,000. Amounts borrowed are available as a committed 364 day revolving credit facility renewable at the discretion of the lenders, with the outstanding principal amount being convertible to a one year term loan if the revolving period is not extended. Upon any such conversion, any unused portion of the facility will be cancelled. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the bank's prime rate plus the applicable margin from 0% to 1.625%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 with fees based on the applicable margin from 1.00% to 2.25%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 bearing interest at the U.S. base rate plus the applicable margin from 0% to 1.625%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 bearing interest at the LIBOR rate plus the applicable margin from 1.00% to 2.25%; and (v) Letters of Credit and Letters of Guarantee in amounts not less than $500,000 with a fee from 1.00% to 2.25%. The "applicable margin" is based on a sliding scale tied to the debt to cash flow ratio of the Trust, APF Inc. and APF LP on a consolidated basis. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders. The credit

facility is secured by a $300,000,000 principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Inc. and a floating charge on all of the other property of APF Inc. and a general assignment of book debts from APF Inc. registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF LP, its general partner, 990009 Alberta Inc., APF Trust and APF Acquisition Trust, together with a $300,000,000 principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF LP and its general partner and a pledge of all of the limited partnership units of APF LP held by APF Acquisition Trust. As well, all amounts owing by APF Inc. and APF LP to APF Trust and APF Acquisition Trust (including the Royalty) have been subordinated and postponed to amounts owing under the credit facility.

(2) The Trust issued the APF Debentures at a price of $1,000 per debenture on July 3, 2003. The APF Debentures bear interest at an annual rate of APF payable semi annually on January 31 and July 31 in each year commencing January 31, 2004. The APF Debentures are redeemable by APF Trust at a price of $1,050 if redeemed on or after July 31, 2006 and before July 31, 2007 and at a price of S1,025 if redeemed on or after July 31, 2007 and before maturity, in each case together with accrued and unpaid interest. The APF Debentures are convertible into APF Units at the option of the holder at any time prior to the close of business on the earlier of maturity and the business day preceding the date specified by APF Trust for redemption of the APF Debentures, at a conversion price of $11.25 per Trust Unit. APF Trust may elect, from time to time, to satisfy its obligation to pay interest on the APF Debentures, by delivering sufficient APF Units to the debenture trustee for sale in order to satisfy the cash interest payment to holders. APF Trust may also satisfy its obligation to pay the principal owing on redemption or maturity by the issue of APF Units at a deemed price of 95% of the weighted average trading price of the APF Units preceding the redemption or maturity date.

(3) In addition, at the date hereof 33,935 APF Units are reserved for issuance on exercise of options to purchase APF Units granted to directors, officers and employees of APF Inc. The existing option plan has been replaced by a Trust Unit Incentive Rights Plan (the "**Incentive Plan**"), approved by APF Unitholders at the annual general and special meeting held June 6, 2001. Details of the Incentive Plan are as set forth in the Circular, which is incorporated by reference herein. See "Documents Incorporated by Reference". As at the date hereof 1,955,203 rights have been issued under the Incentive Plan.

(4) See "Securities of the Trust" in the APF AIF for a description of the Special Voting Units.

APPENDIX "D"

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF STARPOINT AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF APF TRUST

KPMG LLP
Chartered Accountants
200-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Trustee of StarPoint Energy Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of StarPoint Energy Trust as at March 31, 2005 and the unaudited pro forma consolidated statement of operations for the three months ended March 31, 2005 and the year ended December 31, 2004 and have performed the following procedures:

1. Compared the figures in the columns captioned "StarPoint Energy Trust" to the unaudited interim consolidated financial statements of StarPoint Energy Trust as at March 31, 2005 and for the three months then ended and found them to be in agreement.
2. Compared the figures in the column captioned "StarPoint Energy Ltd" to the audited consolidated financial statements of StarPoint Energy Ltd. for the year ended December 31, 2004 and found them to be in agreement.
3. Compared the figures in the columns captioned "APF Pro Forma Total" to the unaudited pro forma consolidated financial statements of APF Energy Trust as at March 31, 2005 and for the three months then ended and for the year ended December 31, 2004 and found them to be in agreement.
4. Compared the figures in the column captioned "E3 Energy Inc." to the audited consolidated financial statements of E3 Energy Inc. for the year ended December 31, 2004 and found them to be in agreement.
5. Compared the figures in the columns captioned "Encana Assets" to the unaudited Schedule of Revenues, Royalties and Operating Expenses for the Encana Assets for the three months ended March 31, 2005 and to the audited Schedule of Revenues, Royalties and Operating Expenses for the Encana Assets for the year ended December 31, 2004 and found them to be in agreement.
6. Made enquires of certain officials of StarPoint Energy Trust who have responsibility for financial and accounting matters about:

   (a) the basis for the determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

KPMG

7. Read the notes to the pro forma consolidated financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the applicable columns captioned "StarPoint Energy Trust", "StarPoint Energy Ltd.","E3 Energy Inc.", "Encana Assets", and "APF Pro Forma Total", as at March 31, 2005 and for the three months then ended and for the year ended December 31, 2004 and found the amounts in the columns captioned "StarPoint Trust Pro Forma Total" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Signed "KPMG LLP"

Chartered Accountants

Calgary, Canada
May 19, 2005

STARPOINT ENERGY TRUST

Pro Forma Consolidated Balance Sheet

As at March 31, 2005
(Unaudited)
(Thousands of dollars)

	StarPoint Energy Trust	APF Pro Forma Total	Pro Forma Adjustments APF		Pro Forma Adjustments Encana Assets		StarPoint Trust Pro Forma Total
Assets							
Current assets:							
Cash and cash equivalents	$ –	$ 1,299	$ (1,299)	(2e)	$ –		$ –
Accounts receivable and other	44,411	52,064	–		–		96,475
	44,411	53,363	(1,299)		–		96,475
Deferred financing costs	–	–	–		2,400	(2d)	2,400
Asset retirement fund	–	3,475	–		–		3,475
Property and equipment	353,572	643,931	(643,931) 731,412	(2c) (2c)	390,700	(2c)	1,475,684
Goodwill	121,760	118,478	(118,478) 340,652	(2c) (2c)	17,782	(2c)	480,194
	$ 519,743	$ 819,247	$ 308,356		$ 410,882		$ 2,058,228
Current Liabilities and Unitholders' Equity							
Current liabilities:							
Accounts payable and accrued liabilities	$ 35,908	$ 76,691	$ 21,028	(2c)	$ –		$ 133,627
Bank loan	98,611	–	7,000 (1,299) 158,545	(2d) (2e) (2e)	392,000 (57,600) (280,190)	(2c) (2d) (2d)	317,067
	134,519	76,691	185,274		54,210		450,694
Convertible debentures	–	–	–		45,400	(2d,f)	45,400
Long-term debt	–	158,545	(158,545)	(2e)	–		–
Derivative liability	–	1,304	–		–		1,304
Asset retirement obligation	16,804	30,727			16,482	(2c,g)	64,013
Future tax liability	54,574	80,847	–		–		135,421
Non Controlling interest	4,489	–	–		–		4,489
Unitholders' Equity							
Unitholders capital	314,364	651,529	(651,529) 759,760 (7,000)	(2c) (2c) (2d)	295,200 (15,010)	(2d) (2d)	1,347,314
Convertible debentures	–	–	–		14,600	(2f)	14,600
Contributed surplus	1,333	–	–		–		1,333
Accumulated distributions	(15,118)	(304,887)	304,887	(2c)	–		(15,118)
Accumulated earnings	8,778	124,491	(124,491)	(2c)	–		8,778
	309,357	471,133	281,627		294,790		1,356,907
	$ 519,743	$ 819,247	$ 308,356		$ 410,882		$ 2,058,228

See accompanying notes to pro forma consolidated financial statements.

STARPOINT ENERGY TRUST

Pro Forma Consolidated Statement of Operations

Three months ended March 31, 2005
(Unaudited)

(Thousands of dollars except per unit amounts)

	Starpoint Energy Trust	Pro Forma Adjustments Selkirk Energy Partnership	APF Pro Forma Total	Encana Assets	Pro Forma Adjustments		StarPoint Trust Pro Forma Total
		(note 3e)					
Revenue							
Oil and gas sales	$ 35,873	$ 1,390	$ 47,933	$ 25,596	$ –		$ 110,792
Royalties expense, net of ARTC	(7,799)	(353)	(12,843)	(1,163)	–		(22,158)
	28,074	1,037	35,090	24,433	–		88,634
Expenses:							
Operating and transportation	5,332	199	15,765	4,543	–		25,839
General and administrative	828	1,002	3,528	–	–		5,358
Plan of arrangement costs	3,357	–	–	–	–		3,357
Depletion, depreciation and accretion	15,077	534	24,922	–	15,361	(3b)	55,894
Unit based compensation	1,333	–	277	–	–		1,610
Accretion of equity, component of debentures	–	–	–	–	181	(3a)	181
Interest and bank charges	1,094	(7)	1,535	–	975	(3a)	
					993	(3a)	4,590
	27,021	1,728	46,027	4,543	17,510		96,829
Income (loss) before income taxes	1,053	(691)	(10,937)	19,890	(17,510)		(8,195)
Income taxes:							
Capital	874	–	702	–	(641)	(3c)	935
Future income taxes (recovery)	(3,092)	–	(9,664)	–	(649)	(3c)	(13,405)
	(2,218)		(8,962)	–	(1,290)		(12,470)
Non Controlling interest	347	–	–	–	–		347
Net income (loss)	$ 2,924	$ (691)	$ (1,975)	$ 19,890	$ (16,220)		$ 3,928
Net income per unit and exchangeable share (note 3f):							
Basic							$ 0.05
Diluted							$ 0.05

See accompanying notes to pro forma consolidated financial statements.

STARPOINT ENERGY TRUST

Pro Forma Consolidated Statement of Operations

Year ended December 31, 2004
(Unaudited)

(Thousands of dollars except per unit amounts)

			Pro Forma Adjustments								
	Starpoint Energy Ltd.	E3 Energy Inc.	Selkirk Energy Partnership	Upton Resources Ltd.	Mission Assets	Adjustments	Pro Forma Sub Total	APF Pro Forma Total	Encana Assets	Pro Forma Adjustments	Starpoint Trust Pro Forma Total
			(note 4g)	(note 4f)	(note 4a)						
Revenue											
Oil and gas sales	$ 102,019	$ 17,344	$ 16,851	$ 5,439	$ (12,493)	$ –	$ 129,160	$ 255,791	$ 100,896	$ –	$ 485,847
Royalties expense, net of ARTC	(24,262)	(2,990)	(3,990)	(1,237)	3,178	–	(29,301)	(51,405)	(4,999)	-	(85,705)
Other	–	–	45	–	–	–	45	-	-	-	45
	77,757	14,354	12,906	4,202	(9,315)	–	99,904	204,386	95,897	-	400,187
Expenses:											
Operating and transportation	18,895	4,513	2,016	810	(3,075)	–	23,159	62,209	17,926	-	103,294
General and administrative	2,393	1,659	707	3,930			8,689	14,567	-	-	23,256
Stock based compensation	1,979	357	–			(357) (4e)	1,979	(415)	-	-	1,564
Depletion, depreciation and amortization	36,152	3,964	5,553	2,549	-	1,418 (4a,c)	49,636	93,490	-	42,213 (4c)	185,339
Accretion of ARO	685	104	23	-	–	(49) (4a,c)	763		-	989 (4c)	1,752
Accretion of equity component of debentures	-	-	-	–	-	-	-	-	-	733 (4b)	733
Interest and bank charges	2,252	286	-	155		(363) (4b) 500 (4b)	2,830	6,359	-	3,284 (4b) 3,900 (4b)	16,373
	62,356	10,883	8,299	7,444	(3,075)	1,149	87,056	176,210	17,926	51,119	332,311
Income (loss) before income taxes	15,401	3,471	4,607	(3,242)	(6,240)	(1,149)	12,848	28,176	77,971	(51,119)	67,876
Income taxes:											
Capital	2,916	12	-	-		274 (4d)	3,202	3,529	-	(3,071) (4d)	3,660
Future income taxes (recovery)	6,080	590	755	–	–	(3,158) (4d)	4,267	(26,156)	-	(2,638) (4d)	(24,527)
	8,996	602	755	(3,242)	–	(2,884)	7,469	(22,627)	-	(5,709)	(20,867)
Net income (loss)	$ 6,405	$ 2,869	$ 3,852	$ (3,242)	$ (6,240)	$ 1,735	$ 5,379	$ 50,803	$ 77,971	$ (45,410)	$ 88,743
Net income per unit and exchangeable share (note 4g):											
Basic											$ 1.02
Diluted											$ 1.02

See accompanying notes to pro forma consolidated financial statements.

(Tabular amounts in thousands of dollars)

---

1. **Basis of presentation:**

The accompanying unaudited pro forma consolidated balance sheet of StarPoint Energy Trust ("StarPoint") as at March 31, 2005 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2005 and the year ended December 31, 2004 (the "pro forma financial statements") have been prepared to reflect the following:

- The acquisition of all the issued and outstanding units of APF Energy Trust ("APF") for consideration totaling approximately $760 million through the issuance of 40,970,664 StarPoint units at an adjusted price of $18.54 per unit;
- The acquisition of the Encana Assets ("Encana Assets") for cash consideration of approximately $392 million;
- The issuance of $60,000,000 convertible debentures at a coupon rate of 6.5 % per annum and a conversion price of $19.75 per StarPoint unit; and
- The issuance of 16,400,000 StarPoint units at $18 per unit for gross proceeds totaling $295.2 million.

The pro forma financial statements have been prepared from information derived from and should be read in conjunction with the following:

1) StarPoint's unaudited interim consolidated financial statements as at March 31, 2005 and for the three months then ended;
2) StarPoint Energy Ltd.'s audited consolidated financial statements as at December 31, 2004 and for the year then ended;
3) E3 Energy Inc.'s ("E3") audited consolidated financial statements as at December 31, 2004 and for the year then ended;
4) The unaudited statement of net operating revenues of the Mission Assets for the nine months ended September 30, 2004. These amounts have been adjusted to incorporate the period from October 1, 2004 to December 31, 2004;
5) the unaudited interim consolidated financial statements of the Selkirk Energy Group ("Selkirk") as at October 31, 2004 and for the nine months then ended. These amounts have been adjusted in the pro forma consolidated statement of operations for the year ended December 31, 2004 to include the operations of Selkirk for the period from January 1, 2004 to January 31, 2004 and November 1, 2004 to December 31, 2004. Further, as StarPoint acquired Selkirk on January 28, 2005, the pro forma consolidated statement of operations for the three months ended March 31, 2005 has been adjusted to include the operations of Selkirk for the period from January 1, 2005 to January 27, 2005;

(Tabular amounts in thousands of dollars)

1. Basis of presentation (continued):

6) APF's unaudited interim consolidated financial statements as at March 31, 2005 and for the three months then ended and audited consolidated financial statements as at December 31, 2004 and for the year then ended;

7) The unaudited Schedule of Revenues, Royalties and Operating Expenses for the Encana Assets for the three months ended March 31, 2005 and the audited Schedule of Revenues, Royalties and Operating Expenses for the Encana Assets for the year ended December 31, 2004;

8) The audited consolidated financial statements of Upton Resources Ltd. as at December 31, 2003 and for the year then ended. As StarPoint acquired Upton on January 24, 2004 the pro forma consolidated statement of operations for the year ended December 31, 2004 has been adjusted to include the operations of Upton Resources Inc. for the period from January 1, 2004 to January 23, 2004;

9) The unaudited pro forma consolidated financial statements of APF as at March 31, 2005 and for the three months then ended and the year ended December 31, 2004; and

10) The audited financial statement of StarPoint Energy Trust as at December 31, 2004.

The pro forma financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions described in note 2 as if they had occurred on March 31, 2005. The unaudited pro forma consolidated statements of operations give effect to the transactions and assumptions in notes 2, 3 and 4 as if they had occurred on January 1, 2004. The pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these pro forma financial statements, no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the combining of the operations of StarPoint and the acquired entities.

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those disclosed in StarPoint's unaudited consolidated financial statements as at March 31, 2005 and for the three months then ended and StarPoint Energy Ltd.'s audited consolidated financial statements as at December 31, 2004 and for the year then ended.

In the opinion of management of StarPoint, the pro forma financial statements include all of the necessary adjustments for the fair presentation of StarPoint.

(Tabular amounts in thousands of dollars)

2. Balance Sheet Adjustments (March 31, 2005):

The unaudited consolidated balance sheet as at March 31, 2005 gives effect to the following assumptions and adjustments as if they occurred on March 31, 2005:

(a) On April 13, 2005 StarPoint entered into an agreement to acquire all the issued and outstanding units of APF. For purposes of the purchase price determination, StarPoint has used an adjusted unit price of $18.54 per StarPoint unit and has assumed that 40,970,664 StarPoint units will be issued. StarPoint will be deemed to be the acquirer of APF and will account for the acquisition using the purchase method of accounting.

The pro forma consolidated balance sheet includes $21,028,000 in costs to be incurred by APF for required severance and other assumed liabilities. In addition, StarPoint has assumed $7,000,000 in unit issue costs relating to the issuance of the 40,970,664 StarPoint units to APF unitholders.

(b) On May 9, 2005 StarPoint entered into an agreement to acquire the Encana Assets for gross proceeds totaling 295.2 million.

(c) The purchase price allocations relating to the APF and Encana Assets acquisitions are as follows:

	APF	Encana Assets
Cost of acquisition:		
Cash	$ –	$ 392,000
Units issued	759,760	–
	$ 759,760	$ 392,000
Allocated:		
Property and equipment	$ 731,412	$ 390,700
Goodwill	340,652	17,782
Working capital (including severance and other assumed liabilities totaling approximately $21,028,000)	(44,356)	–
Derivative liability	(1,304)	–
Long-term debt	(158,545)	–
Asset retirement fund	3,475	–
Asset retirement obligation	(30,727)	(16,482)
Future income taxes	(80,847)	–
	$ 759,760	$ 392,000

(Tabular amounts in thousands of dollars)

2. Balance Sheet Adjustments (March 31, 2005) (continued):

The allocation of the purchase price to the assets and liabilities will be finalized once the fair values of the assets and liabilities are determined. Accordingly, the above allocations may change.

(d) The bank loan and unitholders' capital has been adjusted to reflect the following:

(i) net proceeds totaling $280,190,000 ($295,200,000 less issue costs of $15,010,000) on the issue of 16,400,000 StarPoint units pursuant to an underwriting agreement dated May 9, 2005;

(ii) $7,000,000 of unit issue costs on the acquisition of APF;

(iii) proceeds of $57,600,000 ($60,000,000 less deferred financing costs of $2,400,000) on the issue of the convertible debentures pursuant to the agreement dated May 09, 2005; and

(e) The bank loan has been adjusted to reflect the repayment of APF long term debt of $158,545,000 and the reclassification of the APF cash balance of $1,299,000.

(f) Unitholders' capital and the convertible debenture balance have been adjusted by $14,600,000 to reflect the fair value of the conversion feature relating to the issue of $60,000,000 of convertible debentures.

(g) The asset retirement obligation for StarPoint has been measured based on the assumptions and terms consistent with those used by StarPoint. The liability was estimated based on the net ownership of all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.

3. Statement of Operations Adjustments (Three Months Ended March 31, 2005):

The unaudited consolidated pro forma statement of operations for the three months ended March 31, 2005 gives effect to the following assumptions and adjustments as if they occurred on January 1, 2004:

(a) Interest expense has been adjusted to give effect to the cash portion of the consideration paid on the acquisitions of Selkirk and the Encana Assets and the interest on the issuance of the convertible debentures less the proceeds received from the exercise of options, equity issues and the convertible debenture issue. Accretion of the equity component of the convertible debenture issue has been adjusted to give effect to the issuance of the convertible debentures.

(b) Depreciation, depletion and accretion have been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to StarPoint based on the estimated proved petroleum and natural gas reserves after adjustments for the acquisitions of APF and the Encana Assets.

(c) Capital taxes have been adjusted to reflect the increased size of StarPoint after the completion of the acquisitions of APF and the Encana Assets.

The pro forma consolidated statement of operations has been adjusted to reflect the elimination of current income taxes which will be eliminated under the Trust structure. The future income tax provision reflects the tax impact of the pro forma adjustments in the pro forma consolidated statement of operations.

(Tabular amounts in thousands of dollars)

3. Statement of Operations Adjustments (Three Months Ended March 31, 2005) (continued):

(d) No new options are assumed to be issued in the period.

(e) StarPoint acquired Selkirk on January 28, 2005. The pro forma consolidated statement of operations for the three months ended March 31, 2005 incorporate the pre-acquisition period from January 1, 2005 to January 27, 2005 in relation to the Selkirk acquisition. These adjustments have been made based on the unaudited results for this period.

(f) The net income per StarPoint unit and exchangeable share has been based on the following historical weighted average number of shares of StarPoint adjusted as follows:

	Three months ended March 31,2005
Weighted average StarPoint units and exchangeable shares	29,535,473
Issued on acquisition of APF	40,970,664
Equity issue	16,400,000
Weighted average StarPoint units and exchangeable shares	86,906,137
Allocated as follows:	
StarPoint units	84,779,909
Exchangeable shares	2,126,228

(Tabular amounts in thousands of dollars)

4. Statement of Operations Adjustments (Year ended December 31, 2004):

The unaudited consolidated pro forma consolidated statement of operations for the year ended December 31, 2004 gives effect to the following assumptions and adjustments as if they occurred on January 1, 2004:

(a) On November 26, 2004, StarPoint, E3, StarPoint Energy Trust, Mission Oil & Gas Inc. ("Mission"), StarPoint Acquisition Ltd. and StarPoint Exchangeco Ltd. entered into the Arrangement which became effective on January 7, 2005. Under the Arrangement:

(i) StarPoint Energy Ltd. issued 14,258,946 common shares at an adjusted purchase price of $4.32 per share to the shareholders of E3;

(ii) virtually all of StarPoint's and E3's existing producing oil and gas assets were transferred to the benefit of StarPoint Energy Trust; and

(iii) certain exploration assets, undeveloped lands and limited producing oil and natural gas assets (the "Mission Assets") held by StarPoint were transferred to Mission.

StarPoint was deemed the acquirer of E3 and consequently accounted for the acquisition using the purchase method of accounting. The revenue, royalties and operating expenses related to the Mission Assets have been deducted from the unaudited pro forma consolidated statement of operations of StarPoint for the year ended December 31, 2004 and related adjustments have been made to depletion, depreciation and accretion and income taxes. The properties comprising the Mission Assets were acquired by StarPoint or its subsidiary companies at various points in time. The pro forma consolidated statement of operations has been adjusted only for the revenues and related expenditures incurred after the properties were acquired by StarPoint.

(b) Interest expense has been adjusted to give effect to the cash portion of the consideration paid on the acquisitions of Selkirk and the Encana Assets and the interest on the convertible debentures less the proceeds received from the exercise of options, the equity issues and convertible debenture issue. Accretion of the equity component of the convertible debenture issue has been adjusted to give effect to the issuance of the convertible debentures.

(c) Depreciation, depletion and accretion have been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to StarPoint based on the estimated proved petroleum and natural gas reserves after adjustments for all acquisitions.

(Tabular amounts in thousands of dollars)

4. Statement of Operations Adjustments (Year ended December 31, 2004)(Continued):

(d) Capital taxes have been adjusted to reflect the increased size of StarPoint after the completion of the acquisitions.

The pro forma consolidated statement of operations has been adjusted to reflect the elimination of current income taxes which will be eliminated under the Trust structure. The future income tax provision reflects the tax impact of the pro forma adjustments in the pro forma consolidated statement of operations.

(e) No new options are assumed to be issued in the period.

(f) StarPoint acquired Upton Resources Inc. on January 24, 2004. The pro forma consolidated statement of operations for the year ended December 31, 2004 has been adjusted to incorporate the unaudited operating results of Upton Resources inc. for the pre-acquisition period from January 1, 2004 to January 23, 2004.

(g) StarPoint acquired Selkirk on January 28, 2005. The pro forma consolidated statement of operations for the year ended December 31, 2004 has been adjusted to incorporate the unaudited operating results of Selkirk for the year ended December 31, 2004.

(h) The net income per StarPoint unit and exchangeable share has been based on the following historical weighted average number of shares of StarPoint adjusted for the following:

	Year ended December 31, 2004
StarPoint Energy Ltd. pro forma weighted average shares outstanding	79,642,000
Issued on acquisition of E3	14,258,946
	93,900,946
StarPoint units and exchangeable shares outstanding after giving effect to the Arrangement	24,099,444
Options exercised	1,515,962
Equity issue	3,760,000
Issued on acquisition of APF	40,970,664
Equity issue	17,800,000
Weighted average StarPoint units and exchangeable shares	88,146,070
Allocated as follows:	
StarPoint units	84,651,475
Exchangeable shares	3,494,595

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet as at March 31, 2005, as well as the consolidated statement of operations of APF Energy Trust (the "Trust") for the three month period ended March 31, 2005 and the year ended December 31, 2004, and have performed the following procedures.

1. Compared the figures in the column captioned "APF Energy Trust" to the unaudited consolidated financial statements of the Trust for the three month period ended March 31, 2005 or the audited consolidated financial statements for the year ended December 31, 2004, and found them to be in agreement.

2. Compared the figures in the column captioned "Great Northern Exploration Ltd." to the unaudited financial statements of the applicable entity for the five months ended May 31, 2004 and found them to be in agreement.

3. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma statements comply as to form in all material respects with the Acts.

5. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned "Pro Forma APF Energy Trust", as at March 31, 2005, as well as the three month period ended March 31, 2005 and the year ended December 31, 2004 and found the amounts to be arithmetically correct.

PRICEWATERHOUSECOOPERS

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

PricewaterhouseCoopers LLP

Chartered Accountants
May 18, 2005
Calgary, Alberta

APF ENERGY TRUST

Pro Forma Consolidated Balance Sheet
As at March 31, 2005
(Unaudited)

($000s except for per unit amounts)	APF Energy Trust	Rockyview Adjustments (note 2)		Pro Forma APF Energy Trust
ASSETS				
Current assets				
Cash	1,299	-		1,299
Accounts receivable	45,321	-		45,321
Derivative asset	1,329	-		1,329
Other current assets	6,848	(1,434)	(d)	5,414
	54,797	(1,434)		53,363
Asset retirement fund	3,475	-		3,475
Goodwill	118,478	-		118,478
Property, plant and equipment	683,690	(39,759)	(a)	643,931
	860,440	(41,193)		819,247
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	48,712	-		48,712
Derivative liabilities	18,388	-		18,388
Distribution payable	9,591	-		9,591
	76,691	-		76,691
Future income taxes	76,819	4,028	(a)	80,847
Long-term debt	183,000	(24,455)	(c)	158,545
Convertible debentures	47,743	(47,743)	(d)	-
Asset retirement obligation	31,538	(811)	(a)	30,727
Derivative liabilities	1,304	-		1,304
	417,095	(68,981)		348,114
UNITHOLDERS' EQUITY				
Unitholders' investment account	622,274	(42,976)	(a)	651,529
		47,743	(d)	
		318	(c)	
		24,455	(c)	
		1,149	(d)	
		(1,434)	(d)	
Contributed surplus	318	242	(c)	-
		(560)	(c)	
Accumulated earnings	124,491	.		124,491
Accumulated distributions	(304,887)	-		(304,887)
Convertible debenture conversion feature	1,149	(1,149)	(d)	-
	443,345	27,788		471,133
	860,440	(41,193)		819,247

See accompanying notes to consolidated financial statements.

APF ENERGY TRUST

Pro Forma Consolidated Statement of Operations
For the period ended March 31, 2005
(unaudited)

($000s except for per unit amounts)	APF Energy Trust 3 months ended March 31, 2005	Rockyview Adjustments (note 4)		Pro Forma APF Energy Trust
REVENUE				
Oil and gas	73,191	(4,139)	(h)	69,052
Realized derivative loss - net	(2,735)	-		(2,735)
Unrealized derivative loss - net	(18,384)	-		(18,384)
Royalties expense, net of ARTC	(13,589)	746	(h)	(12,843)
Transportation	(1,449)	-		(1,449)
	37,034	(3,393)		33,641
EXPENSES				
Operating	14,852	(536)	(h)	14,316
General and administrative	3,528	-		3,528
Interest on long-term debt	1,836	(301)	(b)	1,535
Convertible debenture interest and financing charges	1,283	(1,283)	(c)	-
Depletion, depreciation and accretion	26,981	(2,059)	(g)	24,922
Unit-based compensation expense	35	242	(e)	277
Capital and other taxes	782	(80)	(d)	702
	49,297	(4,017)		45,280
Income / (loss) before income taxes	(12,263)	624		(11,639)
Provision for income taxes (recovery)				
Current	-	-		-
Future	(9,892)	228	(a)	(9,664)
Net income / (loss) for period	(2,371)	396		(1,975)
Net income per unit - basic and diluted	(0.04)			(0.03)

See accompanying notes to consolidated financial statements.

APF ENERGY TRUST
Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2004
(unaudited)

($000s except for per unit amounts)	APF Energy Trust 12 months ended December 31, 2004	Great Northern Exploration five months ended May 31, 2004	Great Northern Exploration Adjustments (note 3)		Rockyview Adjustments (note 4)		Pro Forma APF Energy Trust
REVENUE							
Oil and gas	253,213	35,607	-		(15,988)	(h)	272,832
Realized derivative loss - net	(16,329)	(935)	-		-		(17,264)
Unrealized derivative loss - net	223	-	-		-		223
Royalties expense, net of ARTC	(47,710)	(7,042)	(208)	(v)	3,555	(h)	(51,405)
Transportation	(5,245)	-	-		-		(5,245)
	184,152	27,630	(208)		(12,433)		199,141
EXPENSES							
Operating	51,788	7,857	-		(2,681)	(h)	56,964
General and administrative	10,635	3,932	-		-		14,567
Interest on long-term debt	5,405	811	1,366	(ii)	(1,223)	(b)	6,359
Convertible debenture interest and financing charges	5,263	-	-		(5,263)	(c)	-
Depletion, depreciation and accretion	85,997	9,577	5,272	(i)	(7,356)	(g)	93,490
Unit-based compensation expense	(877)	192	-		270	(e)	(415)
Capital and other taxes	3,321	-	296	(iv)	(88)	(d)	3,529
	161,532	22,369	6,934		(16,341)		174,494
Income / (loss) before income taxes	22,620	5,261	(7,142)		3,908		24,647
Provision for income taxes (recovery)							
Current		200	(200)	(iv)	-		-
Future	(27,016)	2,041	(2,607)	(iii)	1,426	(a)	(26,156)
Net income / (loss) for period	49,636	3,020	(4,335)		2,482		50,803
Net income per unit - basic and diluted	1.02						0.75

APF ENERGY TRUST

Notes to Pro Forma Consolidated Financial Statements

As at and for the period ended March 31, 2005 and the period ended December 31, 2004.

1. **Basis of presentation:**

The pro–forma consolidated financial statements of APF Energy Trust (the "APF Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Great Northern Exploration Ltd. ("GNEL") and to reflect the proposed arrangement (the "Arrangement") relating to the creation of Rockyview Energy Inc ("Rockyview"), a public corporation concentrating on the exploration and development of oil and natural gas reserves. GNEL was involved in oil and gas exploration, development and production in western Canada. Pursuant to the Arrangement, APF Energy Inc ("APF Inc.") will transfer interests in certain oil and natural properties (the "Rockyview Assets") to Rockyview. The arrangement is subject to regulatory, judicial and unitholder approval and is anticipated to be completed by June 20, 2005. These pro-forma consolidated financial statements do not include the effects of the proposed merger with Starpoint Energy Trust ("Starpoint").

The GNEL shares were purchased by APF Trust through a take-over bid, which closed June 4, 2004 (the "Acquisition"). The pro-forma consolidated financial statements of operations gives effect to the Acquisition and the Arrangement as if they occurred January 1, 2004.

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those disclosed in APF Trust's audited consolidated financial statements as at December 31, 2004 and for the year then ended and the unaudited interim Consolidated Financial Statements for the period ended March 31, 2005 (collectively, the "APF historical financial statements"). The pro forma statements have been prepared from information derived from and should be read in conjunction with the APF historical financial statements In the opinion of management, the pro forma statements include all necessary adjustments for a fair presentation of the ongoing entity.

Under the Arrangement, interests in certain oil and natural gas properties, formally owned by APF Inc. will be transferred to Rockyview. As the former APF Trust unitholders will be the controlling shareholder group of Rockyview, the assets and liabilities of Rockyview have been accounted for on a "continuity of interests" basis, and therefore no adjustment to carrying values of the assets and liabilities of APF Inc. transferred to Rockyview is required to account for the transaction. The revenues and operating expenses transferred to Rockyview have been derived from the schedule of revenue and expenses for the properties transferred to Rockyview.

The Trust is an open–ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Inc. and APF Energy Limited Partnership (collectively "APF") effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. **The pro-forma consolidated balance sheet gives effect to the following assumptions and adjustments:**

(a) Under the Arrangement, the Rockyview Assets will be transferred to Rockyview based upon APF Inc's carrying value. The carrying value of the Rockyview Assets was determined based on the portion of the total proven oil and natural gas reserves (discounted at 10 percent) as determined by independent reserve engineers for proved properties. The associated asset retirement obligation of the Rockyview Assets was based upon APF Inc's carrying value and estimated based on the Rockyview Assets transferred and assumptions as used in APF's Trust's consolidated financial statements.

	($000)
Oil and natural gas assets and equipment	33,072
Undeveloped land	5,180
Seismic	1,507
Future income tax asset	4,028
Total assets transferred	43,787
Asset retirement obligation	(811)
Net assets transferred at carrying value	42,976

The above amounts are estimates, which were made by management in the preparation of the pro forma financial statements based on information available at the time. Amendments may be made to these amounts as estimates are finalized;

(b) The future income tax on the pro forma consolidated balance sheet has been determined on the basis of the difference between the net book values of the assets and liabilities and the corresponding tax basis that will result in APF Inc. after the completion of the Arrangement. The increase in future income tax liability arises as a result of the assets transferred by APF Inc. having a greater tax basis than the net book value;

(c) All options and rights including ones which have not vested will be exercisable as a result of the proposed combination with Starpoint; therefore, the unamortized fair value of APF options and rights has been expensed. Contributed surplus has been reduced to reflect the assumed exercise of options and rights at January 1, 2004 for proceeds of $24.5 million. Long term debt has been reduced to account for the proceeds that would be received from the exercise of these options and rights and applied against the outstanding principal;

(d) In order for the holders of the convertible debentures to benefit from the issue of Rockyview shares, it has been assumed that all outstanding convertible debentures will be converted; therefore, other current assets have been reduced to reflect the write-off of deferred financing costs related to the convertible debentures. As a result of the conversion of the debentures, the value of the convertible debenture conversion feature has been transferred to unitholders' investment.

3. Pro forma assumptions and adjustments to the statement of operations as a result of GNEL:

(i) The purchase price allocated to GNEL assets is amortized on a unit of production basis;

(ii) The interest for the change of bank debt related to the Acquisition has been recorded at 5% per annum with no deemed principal repayments;

(iii) Current taxes were adjusted to account for income taxes if the income from the Acquisition subject to the royalty calculation was in effect January 1, 2004. The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at an effective rate of 36.5%;

(iv) Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified from income taxes;

(v) Alberta Royalty Tax Credit was adjusted to reduce the amount to the maximum allowable for the period.

4. Pro forma assumptions and adjustments to the statement of operations as a result of the proposed Rockyview Arrangement:

(a) The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at an effective rate of 36.5%;

(b) Interest expense attributable to long term debt decreased due to the reduction in debt from applying the proceeds from the options and rights against the principal, an interest rate of 5% was used for the calculation;

(c) Convertible debenture interest and associated accretion decreased due to the assumption that the convertible debentures have been converted on January 1, 2004 in order for debenture holder's to receive a share of Rockyview;

(d) Capital taxes have been reduced to reflect the decreased capital base of APF Trust;

(e) As a result all options and rights deemed to be exercisable, the unamortized fair value of APF's options and rights was expensed;

(f) The net income per unit has been calculated using the number of APF Trust units, assuming the exercise of all outstanding APF Trust options, rights and convertible debentures as though they had been converted at the beginning of the year. All options and rights including ones which have not vested are deemed to be exercisable as a result of the proposed merger with Starpoint. It is assumed that all APF Trust unitholders will elect to receive a share in Rockyview and not elect to receive APF Inc. Notes.

Estimated APF trust units outstanding	60,963,943
Estimated conversion of APF options and rights	2,386,391
Estimated dilutive effect of convertible debentures	4,316,533
Total diluted trust units outstanding at the effective date of the arrangement	67,666,867

(g) Depreciation, depletion and accretion expense has been adjusted to reflect the application of the appropriate unit-of-production rate for the Rockyview Assets based on Rockyview's estimated proved petroleum and natural gas reserves as determined by independent reserve engineers.

(h) The revenues, royalties, and operating expenses of Rockyview have been eliminated as a result of the proposed sale of the assets to Rockyview Energy Inc.

APPENDIX "E"

FAIRNESS OPINION OF GMP SECURITIES LTD.

GRIFFITHS MCBURNEY

GMP Securities Ltd.
1600, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Tel: (403) 543-3030 Fax: (403) 543-3038
www.gmpsecurities.com

May 20, 2005

Board of Directors
APF Energy Inc.
2100, 144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4

Dear Sirs:

GMP Securities Ltd. ("GMP" or "we") understand(s) that APF Energy Trust ("APF Trust"), APF Energy Inc. ("APF Inc."), Rockyview Energy Inc. ("Rockyview") and 1163947 Alberta Inc. ("1163947"), a wholly owned subsidiary of Rockyview, have entered into an arrangement agreement (the "Arrangement") by which certain exploration and development assets and undeveloped lands currently held by APF Inc. (the "Rockyview Assets") will be acquired by Rockyview. The initial steps of the Arrangement involve the distribution of warrants of 1163947, (the "1163947 Warrants") and promissory notes of APF Inc. ("APF Notes") to APF unitholders ("APF Unitholders") and the execution of an agreement whereby Rockyview will have the right to acquire the Rockyview Assets. APF Unitholders will be required to elect to exercise the 1163947 Warrants to receive common shares of Rockyview (the "Rockyview Shares") and direct that the APF Notes be tendered in payment of the exercise price of the 1163947 Warrants or, alternatively, not exercise the 1163947 Warrants and retain their APF Notes. The APF Notes received by 1163947 will be tendered by it to APF Inc. in payment for the Rockyview Assets.

GMP further understands that APF Trust and StarPoint Energy Trust ("StarPoint") have entered into a combination agreement (the "Merger") by which StarPoint will acquire all of the assets and liabilities of APF Trust, and APF Unitholders will receive, in exchange for each APF unit (the "APF Units") held, 0.63 trust units ("StarPoint Units") of StarPoint. APF Unitholders who are residents of Canada will receive such StarPoint Units on a tax-deferred rollover basis. The merged trust will continue to be known as StarPoint Energy Trust. Former APF Unitholders who are holders of record of StarPoint Units on June 22, 2005 (and any subsequent record date for distributions to StarPoint Unitholders) will be entitled to receive distributions from StarPoint following completion of the Merger.

The Arrangement and the Merger are more fully described in the information circular of APF Trust dated May 20, 2005 (the "Information Circular") to be mailed to APF Unitholders in respect of a special meeting of APF Unitholders to be held in Calgary, Alberta on June 20, 2005 (the "Meeting") and are conditional upon the approval of each of the Arrangement and the Merger by at least 66⅔% of the votes cast by APF Unitholders attending the Meetings in person or represented by proxy. It is a condition to the completion of the Merger that the Arrangement is completed. In addition, each of the Arrangement and the Merger are subject to a number of other conditions, which must be satisfied or waived in order for each of the Arrangement and the Merger to become effective, as more fully described in the Information Circular.

We understand that all of the directors and officers of APF Inc., the administrator of APF Trust, who collectively own, directly or indirectly, or exercise control or direction over approximately 1.9% of the outstanding units of APF Trust (assuming the exercise of all in-the-money options and rights) have entered into agreements whereby they have agreed to vote in favor of the Arrangement and the Merger, subject to certain conditions.

To assist the board of directors of APF Inc. (the "Board") in considering the terms of the Arrangement and the Merger, and the making of its recommendation in respect thereof, the Board engaged GMP to provide it with financial advice and our opinion (the "Fairness Opinion") as to whether the aggregate consideration to be received under the Arrangement and the Merger collectively, is fair, from a financial point of view, to APF Unitholders.

Engagement of GMP

GMP was engaged pursuant to an agreement dated effective March 9, 2005 (the "Engagement Agreement") to act as APF Trust's primary agent and financial advisor with respect to providing financial advice to the Board, communicating to the Board the results of any analysis and review conducted by GMP and preparing this Fairness Opinion for delivery to the Board.

Pursuant to the terms of our engagement, we have not been engaged to prepare (and have not prepared) a formal valuation or appraisal of APF Trust or of any of the assets, liabilities or securities of APF Trust or to express an opinion with respect to the form of the Arrangement or the Merger themselves, and this Fairness Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement or the Merger. However, GMP has performed research, financial analyses and testing of assumptions that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion.

The Engagement Agreement provides for GMP to receive from APF Trust, for the services provided, a fee for the delivery of the Fairness Opinion, an advisory fee, in respect of which a portion is contingent on the outcome of the Arrangement and the Merger, as well as reimbursement of all reasonable out-of-pocket expenses. APF Trust has agreed to indemnify GMP from and against certain liabilities arising out of the performance of professional services rendered to APF Trust by GMP and its personnel under the Engagement Agreement.

This Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary responsibilities to the APF Unitholders and GMP has received no instructions from APF Trust in connection with the conclusions reached in this Fairness Opinion.

Qualifications of GMP

GMP is a publicly traded, Canadian investment banking firm providing advisory and capital market related services to Canadian resource related and industrial companies and major financial institutions. GMP's services include investment research and the trading of equity securities for major Canadian and foreign financial institutions and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. GMP and its principals have been involved in a significant number of transactions involving valuations of private and publicly traded Canadian companies and in providing fairness opinions in respect of such transactions.

The opinion expressed herein is the opinion of GMP as an entity. The principal individual responsible for the preparation of this Fairness Opinion was Sandy L. Edmonstone, Director. Mr. Edmonstone has 8 years of experience in the financial services industry.

Relationship with Interested Parties

Neither GMP nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of APF Inc., APF Trust, Rockyview, 1163947, StarPoint Energy or StarPoint, or any of their respective associates or affiliates (collectively, the "Interested Parties"). GMP has acted as a

financial advisor, agent or underwriter to APF Trust and StarPoint in the past two years. GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of StarPoint, and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement and the Merger, APF Trust or other Interested Parties.

Scope of Review Conducted by GMP

GMP has acted as the financial advisor to APF Trust and APF Inc. in respect of the Arrangement and the Merger and certain related matters. In this context, and for the purpose of preparing this Fairness Opinion, we have analyzed publicly available and confidential financial, operational and other information relating to APF Inc., APF Trust, Rockyview, StarPoint Energy and StarPoint, including information derived from meetings and discussions with the management of APF Trust and StarPoint. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and arriving at our Fairness Opinion, we have reviewed and relied upon, among other things:

As pertaining to APF Trust:

i) drafts of the Information Circular up to and including the date hereof;

ii) the Arrangement and the Merger agreements;

iii) the audited financial statements for APF Trust for the years ended December 31, 2004 and December 31, 2003;

iv) the unaudited financial statements of APF Trust for the three month period ended March 31, 2005;

v) the Annual Information Form of APF Trust for the year ended December 31, 2004;

vi) the Management Proxy / Information Circular of APF Trust dated March 11, 2005;

vii) the current projected annual budget of APF Trust for the year ended December 31, 2005, including management estimates of capital expenditures, production and net operating income;

viii) a schedule of issued and outstanding units and options of APF Trust as at March 31, 2005;

ix) a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of APF Trust's properties prepared by Gilbert Laustsen Jung Associates Ltd., effective as at December 31, 2004;

x) a certificate of representation as to certain factual matters dated the date hereof provided by APF Trust and APF Inc. and addressed to us;

xi) public information relating to the business, operations, financial performance and unit trading history of APF Trust and other selected public entities we considered relevant;

xii) certain non-public information regarding APF Trust, its business and projects; and

xiii) discussions with senior management of APF Trust with respect to, among other things, the past and future operations of APF Trust, APF Trust's competitive position in the market, its prospects, pro forma cash flows, the information referred to above and other issues deemed relevant.

As pertaining to StarPoint:

i) drafts of the Information Circular up to and including the date hereof;

ii) the Arrangement and the Merger agreements;

iii) the audited financial statements for StarPoint for the year ended December 31, 2004;

iv) the audited financial statements for StarPoint Energy Ltd. for the years ended December 31, 2004 and December 31, 2003;

v) the unaudited financial statements of StarPoint for the three month period ended March 31, 2005;

vi) the Annual Information Form of StarPoint for the year ended December 31, 2004;

vii) the Management Proxy / Information Circular of StarPoint dated April 15, 2005;

viii) the current projected annual budget of StarPoint for the year ended December 31, 2005, including management estimates of capital expenditures, production and net operating income;

ix) a schedule of issued and outstanding units and options of StarPoint as at March 31, 2005;

x) a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of StarPoint's properties prepared by Sproule Associates Limited, effective as at December 31, 2004;

xi) a certificate of representation as to certain factual matters dated the date hereof provided by StarPoint Energy and StarPoint and addressed to us;

xii) public information relating to the business, operations, financial performance and unit trading history of StarPoint and other selected public entities we considered relevant;

xiv) certain non-public information regarding StarPoint, its business and projects; and

xiii) discussions with senior management of StarPoint with respect to, among other things, the past and future operations of StarPoint, StarPoint's competitive position in the market, its prospects, pro forma cash flows, the information referred to above and other issues deemed relevant.

As pertaining to Rockyview:

i) drafts of the Information Circular up to and including the date hereof;

ii) a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of certain properties prepared by Gilbert Laustsen Jung Associates Ltd., effective as at December 31, 2004;

iii) a summary valuation of undeveloped land acreage and land values of Rockyview, as prepared by APF Trust as at March 31, 2005;

iv) forecasted information prepared by APF Trust including estimates of capital expenditures, production and net operating income;

v) a certificate of representation as to certain factual matters dated the date hereof provided by APF Trust and APF Inc. and addressed to us; and

vi) certain non-public information regarding Rockyview, its business and projects.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. APF Inc., APF Trust, Rockyview, StarPoint Energy and StarPoint granted us access to their management groups and consultants and, to our knowledge, we were not denied any information we requested.

A significant component of our review consisted of discussions with management of APF Trust. However, no information of a material nature has been brought to our attention that has not been considered in the preparation of this Fairness Opinion.

Key Assumptions and Limitations

We have relied upon, but with the Board's acknowledgement and in accordance with the terms of our engagement have not independently verified, the accuracy, completeness and fair representation of any of the data, advice, opinions, materials, information, representations, reports and discussions (collectively, the "Information") referred to above and this Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon all such facts and Information. With respect to operating and financial forecasts and budgets provided to us and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of APF Inc., APF Trust, Rockyview, StarPoint and StarPoint Energy, as appropriate, having regard to the plans, financial condition and prospects of the APF Inc., APF Trust, Rockyview, StarPoint and StarPoint Energy, as the case may be. In addition, senior officers of each of APF Inc., APF Trust, StarPoint and StarPoint Energy have made representations to us in certificates dated as of the date hereof.

We believe that the analyses and factors considered in arriving at our Fairness Opinion must be considered as a whole and are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion employed by us and the conclusions reached in the Fairness Opinion. In arriving at our opinion, in addition to the facts and conclusions contained in the Information referred to above, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Arrangement and the Merger and we express no opinion on such procedures.

We have with respect to all legal and tax matters relating to the Arrangement and the Merger and the implementation thereof relied on advice of legal and tax counsel to APF Trust and express no view thereon. The Arrangement and the Merger are subject to a number of conditions outside the control of APF Trust and we have assumed all conditions precedent to the completion of the Arrangement and the Merger can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement and the Merger will be satisfied or waived or that the Arrangement and the Merger will be implemented within the time frame indicated in the Information Circular.

In our analysis in connection with the preparation of this Fairness Opinion, we made numerous assumptions which we believe to be reasonable with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or APF Trust.

The Fairness Opinion is rendered as of May 20, 2005 on the basis of securities markets and economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of APF Trust and its respective subsidiaries as they were reflected in the information provided to GMP and as they were represented to GMP in its discussions with the senior management of APF Trust. Any changes therein may affect the Fairness Opinion and, although GMP reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date hereof.

The Fairness Opinion has been provided solely for the use of the Board and is not intended to be, and does not constitute, a recommendation to purchase APF Units and shall not be construed as a recommendation to vote in favour of the Arrangement or the Merger. Our conclusion as to the fairness of the aggregate consideration to be received under the Arrangement and the Merger collectively by APF Unitholders is based on our review of the Arrangement and the Merger taken as a whole, rather than on any particular element of the Arrangement or the Merger, and this Fairness Opinion should be read in its entirety.

While in the opinion of GMP the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing, we are of the opinion that the aggregate consideration to be received under the Arrangement and the Merger collectively, as set forth in the Information Circular and as summarized above, is fair, from a financial point of view, to APF Unitholders.

This Fairness Opinion may be relied upon by the management of APF Trust and the Board for the purpose of considering the Arrangement and the Merger and its recommendation to APF Unitholders with respect to the Arrangement and the Merger, but may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person for any other purpose without our express prior written consent. We expressly consent to the duplication and inclusion of this Fairness Opinion in the Information Circular.

Yours very truly,

GMP Securities Ltd.

GMP Securities Ltd.

APPENDIX "F"

ARRANGEMENT AGREEMENT AND AMALGAMATION AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT made as of the 20th day of May, 2005.

AMONG:

APF ENERGY TRUST, an open ended trust created under the laws of Alberta, having an office in the City of Calgary, in the Province of Alberta (hereinafter called "APF Trust")

OF THE FIRST PART

AND

APF ENERGY INC., a body corporate incorporated under the laws of the Province of Alberta, having an office in the City of Calgary, in the Province of Alberta (hereinafter called "APF Inc.")

OF THE SECOND PART

AND

ROCKYVIEW ENERGY INC., a body corporate incorporated under the laws of the Province of Alberta, having an office in the City of Calgary, in the Province of Alberta (hereinafter called "Rockyview")

OF THE THIRD PART

AND

1163947 ALBERTA INC., a body corporate incorporated under the laws of the Province of Alberta, having an office in the City of Calgary, in the Province of Alberta (hereinafter called "1163947")

OF THE FOURTH PART

IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 In this Agreement, including in the recitals, unless the context otherwise requires:

(a) "ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "Agreement" means this agreement, including the recitals and all Exhibits to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(c) "Amalco" means the corporation continuing from the amalgamation of Rockyview and 1163947 as part of the Arrangement;

(d) "Amalco Multiple Voting Share" means a multiple voting share of Amalco;

(e) "Amalco Share" means a common share of Amalco;

(f) "Amalgamation" means the amalgamation of Rockyview and 1163947 as part of the Arrangement;

(g) "APF Debentures" means the 9.40% convertible, unsecured, subordinated debentures issued on July 3, 2003 pursuant to a Trust Indenture dated as of July 3, 2003 among APF Trust, APF Inc. and Computershare Trust Company of Canada;

(h) "APF Inc. Notes" means unsecured promissory notes of APF Inc. in the aggregate principal amount equal to the purchase price of the Rockyview Assets payable under the Purchase and Sale Agreement, payable in full one year from their date of issue, bearing interest at six (6%) percent per annum and payable, in whole or from time to time in part, without notice, bonus or penalty at such earlier date or dates as APF Inc. may elect;

(i) "APF Parties" means APF Trust, APF Inc., APF Acquisition Trust, APF Energy Limited Partnership and 990009 Alberta Inc.;

(j) "APF Trust Indenture" means the trust indenture governing APF Trust dated as on October 10, 1996, as amended and restated to May 18, 2004, between APF Inc. and Computershare Trust Company of Canada;

(k) "APF Unit" means a trust unit of APF Trust;

(l) "APF Unitholder" means a holder of one or more trust units of APF Trust;

(m) "Applicable Laws" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges, including the TSX;

(n) "Arrangement" means the arrangement contemplated by the Plan Of Arrangement pursuant to Section 193 of the ABCA, subject to any amendments thereto made (i) in accordance with Article 12 of the Arrangement Agreement, (ii) in accordance with Article 5 of the Plan of Arrangement or (iii) at the direction of the Court in the Final Order;

(o) "Articles of Amalgamation" means articles of amalgamation in respect of the Amalgamation required under subsection 193(10) of the ABCA to be filed with the Registrar at the time of filing the articles of amalgamation;

(p) "Articles of Amendment" means articles of amendment in respect of the consolidation of the Amalco Shares and the cancellation of the Amalco Multiple Voting Shares, as contemplated in the Plan of Arrangement, required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made;

(q) "Articles of Arrangement" means one or more articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made;

(r) "business day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary for the transaction of banking business;

(s) "Closing" means the completion of the Plan of Arrangement;

(t) "Combination Agreement" means the combination agreement dated April 13, 2005, including any subsequent amendments thereto, among APF Trust, APF Inc., StarPoint Energy Trust and StarPoint Energy Ltd. providing for, among other things, the combination of the businesses of APF Trust and StarPoint Energy Trust;

(u) "Court" means the Court of Queen's Bench of Alberta;

(v) "Depositary" means Olympia Trust Company, or such other trust company as may be designated by APF Trust;

(w) "Effective Date" means the date on which the Arrangement becomes effective under the ABCA;

(x) "Effective Time" means 12:01 a.m. (Calgary Time) on the Effective Date;

(y) "Encumbrance" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest, claim, trust, royalty or carried interest, participation, net profits or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(z) "Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(aa) "Income Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder;

(bb) "Information Circular" means the Proxy Statement and Information Circular of APF Trust to be mailed to APF Unitholders in connection with the holding of the Meeting;

(cc) "Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(dd) "Material Adverse Effect" means, with respect to any person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such person and its subsidiaries, taken as a whole, and with respect to the Rockyview Assets, any matter or action that has an effect or that is, or would reasonably be expected to be material and adverse to the value of the Rockyview Assets or the ability of Amalco to enjoy the benefit of ownership of the Rockyview Assets to the same extent as previously enjoyed by the APF Parties, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any person and/or its subsidiaries, including changes in tax laws, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or communicated in writing as of the date hereof, or (v) any changes arising from matters consented to or approved in writing by the parties to this Agreement;

(ee) "Meeting" means the special meeting of the APF Unitholders to be called to, *inter alia*, consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order, and any adjournments thereof;

(ff) "Outside Date" means July 31, 2005;

(gg) "Party" means a party to this Agreement;

(hh) "person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(ii) "Plan of Arrangement" means the plan of arrangement set out in Exhibit 1 hereto as amended or supplemented from time to time in accordance with Article 12 hereof;

(jj) "Purchase and Sale Agreement" has the meaning ascribed in Section 11.3;

(kk) "Registrar" means the registrar appointed pursuant to Section 263 of the ABCA;

(ll) "Rockyview Assets" means all of the interest of the APF Parties in the lands (including all geological formations whether evaluated or not) evaluated by Gilbert Laustsen Jung Associates Ltd. ("GLJ") and Sproule Associates Ltd. ("Sproule") in reports both effective December 31, 2004 and described by GLJ as "Wood River 1-28", "Wood River BQ Unit", "Wood River - Other", "Knellar", "Gasby", "Hackett Manville", "Stettler" and "Wetaskiwin"; and by Sproule as "Wood River" and "Bittern Lake", together with certain lands not assigned reserves at Clive and additional undeveloped lands situated between TWP's 38-19-W4M and 50-26-W4M, inclusive, including all right, title, estate and interest of the APF Parties in and to (a) any and all leases, reservations, permits, licenses and other documents of title by virtue of which the holder thereof is entitled to drill for, win, take and remove petroleum, natural gas and related hydrocarbons, therefrom; (b) any and all tangible depreciable property and assets which are located within, upon or in the vicinity of or appurtenant to those lands and which are used to produce, process, gather, treat measure, make marketable leased substances or in connection with water injection or removal operations including any and all gas plants, oil batteries, buildings, production equipment, pipelines, pipeline connections, meters, generators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks boilers, communication equipment and any tangible depreciable property used in connection with or with operations at any gas plant, including all machinery, buildings, valves, piping, equipment, supplies, furnishings and other accessories; and (c) any and all contracts and agreements relating to petroleum and natural gas rights and tangibles, including gas purchase contracts, processing agreements, transportation agreements, agreements for the construction, ownership and operation of facilities, rights to enter upon, use or occupy, the surface of any of those lands which are or may be used to gain access to or otherwise use petroleum and natural gas rights and tangibles, all records, books, documents, licences, reports, files and data which relate to petroleum and natural gas rights and tangibles (including all seismic, geological and geophysical information, interpretations and data pertaining to petroleum and natural gas rights), all wells, wellbores and casing;

(mm) "TSX" means the Toronto Stock Exchange; and

(nn) "Warrants" means warrants to purchase 1163947 Shares at the price per share, payable only by tendering APF Inc. Notes, determined by dividing the purchase price of the Rockyview Assets payable under the Purchase and Sale Agreement by the number of APF Units outstanding on the Effective Date.

1.2 The following Exhibit forms part of this Agreement:

Exhibit 1 - Plan of Arrangement.

ARTICLE 2
INTERPRETATION

2.1 The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

2.2 Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause, subclause or schedule by number or letter or both refer to the article, section, subsection, paragraph, clause, subclause or schedule, respectively, bearing that designation in this Agreement.

2.3 In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders.

2.4 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

2.5 References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

2.6 Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

2.7 All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting creditors rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief).

2.8 All references to the date of this agreement, "the date hereof" or similar expressions or references shall mean May 20, 2005, except as is expressly provided herein.

ARTICLE 3
CLOSING CONDITIONS - APF INC. AND APF TRUST

3.1 The obligation of APF Inc. and APF Trust to complete the Arrangement is subject to the fulfillment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by Rockyview and 1163947 in Section 7.1 in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Rockyview or 1163947. Rockyview and

1163947 shall have provided to APF Inc. and APF Trust a certificate of Rockyview and 1163947 certifying as to the truth of the representations and warranties on the Effective Date and APF Inc. and APF Trust shall have no actual knowledge to the contrary;

(b) Rockyview and 1163947 shall have complied in all material respects with their covenants in this Agreement and Rockyview and 1163947 shall have provided to APF Inc. and APF Trust a certificate of Rockyview and 1163947 certifying as to such compliance and APF Inc. and APF Trust shall have no actual knowledge to the contrary;

(c) there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of APF Inc. and APF Trust, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to Rockyview or 1163947 consummating the Plan of Arrangement; and

(d) the Amalco Shares and the APF Inc. Notes to be issued or paid, as applicable, pursuant to the Arrangement shall have been deposited with the Depositary, together with an irrevocable direction authorizing and directing the Depositary to deliver Amalco Shares or the APF Inc. Notes pursuant to the Arrangement to the holders of the APF Units who are entitled to receive such Amalco Shares or APF Inc. Notes in accordance with the Arrangement.

The foregoing conditions precedent are for the benefit of APF Inc. and APF Trust and may be waived, in whole or in part, by APF Inc. and APF Trust in writing at any time. If any of the said conditions precedent shall not be complied with or waived by APF Inc. and APF Trust on or before the date required for the performance thereof, APF Inc. and APF Trust may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice from APF Inc. to Rockyview.

ARTICLE 4
CLOSING CONDITIONS - ROCKYVIEW AND 1163947

4.1 The obligation of Rockyview and 1163947 to complete the Arrangement is subject to fulfillment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by APF Trust and APF Inc. in Section 6.1 hereof shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on the Rockyview Assets. APF Trust and APF Inc. shall have provided to Rockyview and 1163947 a certificate of APF Trust

and APF Inc. certifying as to the truth of such representations and warranties on the Effective Date, and Rockyview and 1163947 shall have no knowledge to the contrary;

(b) APF Inc. and APF Trust shall have complied in all material respects with their covenants in this Agreement and APF Inc. and APF Trust shall have provided to Rockyview and 1163947 a certificate certifying as to such compliance, and Rockyview and 1163947 shall have no actual knowledge to the contrary;

(c) No act or matter having a Material Adverse Effect on the Rockyview Assets shall have occurred since April 13, 2005;

(d) there shall not have occurred any actual or threatened change (including a proposal by the Minister of Finance of Canada to amend the Income Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the judgment of Rockyview, acting reasonably, directly or indirectly, has or may have a Material Adverse Effect with respect to consummating the Plan of Arrangement; and

(e) there shall be no action taken under any existing applicable law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that imposes any material limitations on the ability of Amalco to effectively exercise full rights of ownership of the Rockyview Assets and enjoy and use the business of the Rockyview Assets.

The foregoing conditions precedent are for the benefit of Rockyview and 1163947 and may be waived, in whole or in part, by Rockyview in writing at any time. If any of the said conditions precedent shall not be complied with or waived by Rockyview on or before the date required for the performance thereof, Rockyview and 1163947 may, in addition to the other remedies they may have at law or equity, rescind and terminate this Agreement by written notice from Rockyview to APF Inc.

ARTICLE 5
MUTUAL CLOSING CONDITIONS

5.1 The obligations of any Party to complete the Arrangement are subject to fulfillment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a) the Interim Order shall have been granted in form and substance satisfactory to APF Inc. and Rockyview, acting reasonably, not later than May 20, 2005 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to APF Inc. and Rockyview, acting reasonably, on appeal or otherwise;

(b) a special resolution shall have been passed by the APF Unitholders as may be required pursuant to the Interim Order, on or before the Outside Date, or such other date as mutually agreed to between APF Inc. and Rockyview, in form and substance satisfactory to APF Inc. and Rockyview, acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

(c) on or before the Outside Date, or such other date as mutually agreed to between APF Inc. and Rockyview, the Final Order shall have been granted in form and substance satisfactory to APF Inc. and Rockyview each acting reasonably;

(d) the Arrangement shall have become effective on or before the Outside Date;

(e) the Articles of Arrangement, Articles of Amalgamation and Articles of Amendment shall be in form and substance satisfactory to APF Inc. and Rockyview, acting reasonably and shall have been accepted for filing by the Registrar together with the Final Order and all related documents in accordance with subsection 193(9) of the ABCA;

(f) there shall be no action taken under any existing applicable law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

  (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

  (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(g) the consents of the lenders and other creditors of APF Inc., if required, to the Arrangement, to the extent required, shall have been obtained;

(h) all requisite domestic and foreign regulatory approvals and consents, including, without limitation, those of the TSX, as applicable, to the listing of the Amalco Shares issuable under the Plan of Arrangement, securities regulatory authorities in respect of the trades in securities in connection with the Arrangement and the Amalco Shares being freely tradable in Canada without restriction (other than those associated with "control block" provisions), shall have been obtained on terms and conditions satisfactory to APF Inc. and Rockyview, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period; and

(i) the Purchase and Sale Agreement shall have been executed on terms satisfactory to APF Trust, acting reasonably, in accordance with Section 11.3 and there shall be no impediment to the closing of the transactions contemplated therein and no adverse tax consequences to APF Trust.

The foregoing conditions are for the mutual benefit of the Parties and may be waived, in whole or in part, by the Parties together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, any Party may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other Parties.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF APF INC. AND APF TRUST

6.1 APF Inc. and APF Trust hereby represent and warrant (and, as applicable, covenant) to Rockyview and 1163947 as follows and acknowledge that Rockyview and 1163947 are relying upon these representations, warranties and covenants in connection with the entering into of this Agreement:

(a) Each of the APF Parties that is a corporation is duly incorporated and organized and valid and subsisting under its respective jurisdiction of incorporation and has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted. Each of the APF Parties that is a corporation is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on the Rockyview Assets or the APF Parties' ability to carry out the transactions contemplated by this Agreement;

(b) Each of the APF Parties that is a trust has been duly formed under the laws of the Province of Alberta, and has all requisite power and authority to own its properties and conduct its business as now owned and conducted. Each of the APF Parties that is a trust or a limited partnership is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on the Rockyview Assets or the APF Parties' ability to carry out the transactions contemplated by this Agreement;

(c) Except for the receipt of the APF Unitholders' approval contemplated hereby, each of APF Trust and APF Inc. has the requisite corporate authority, or in the case of APF Trust, trust authority, to enter into this Agreement and all agreements contemplated hereunder and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and all agreements contemplated hereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by APF Inc.'s board of directors, and (except

for approvals contemplated by this Agreement) no other proceedings on the part of APF Trust or APF Inc. are necessary to authorize this Agreement or any other agreement contemplated hereunder and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by APF Trust and APF Inc. and constitutes the legal, valid and binding obligation of APF Trust and APF Inc. enforceable against each of them in accordance with its terms. All agreements contemplated hereunder will be, on or before the Effective Date, duly executed and delivered by each APF Party necessary to carry out the transactions contemplated hereby and thereby and will constitute the legal, valid and binding obligation of each APF Party who is a party thereto, enforceable against it in accordance with its terms;

(d) Other than the requirement to obtain the consents as contemplated under subsections 5.1(g) and (h), subject to the receipt of the other approvals contemplated by this Agreement, neither the execution and delivery of this Agreement or any other agreement contemplated hereunder by the APF Parties, the consummation of the transactions contemplated hereby and thereby nor compliance by the APF Parties with any of the provisions hereof and thereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the Rockyview Assets under, (x) the constating documents of any APF Party or (y) any of the terms, conditions or provisions of (x) the constating documents of any APF Party or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which an APF Party is a party or to which it, or any of the Rockyview Assets, may be subject or by which it or the Rockyview Assets are bound; (ii) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to an APF Party except for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Rockyview Assets, or on the ability of the APF Parties to consummate the transactions contemplated hereby;

(e) Other than in connection with or in compliance with the provisions of Applicable Laws (including receipt of the approvals contemplated by this Agreement) and the rules of the TSX, (i) there is no legal impediment to the consummation of the transactions contemplated by this Agreement by the APF Parties or any agreement contemplated hereunder and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by APF Trust or APF Inc. in connection with the making or the consummation of the Plan of Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of the APF Parties to consummate the transactions contemplated hereby;

(f) Since April 13, 2005, the APF Parties have not taken any action that would be in violation of Section 8.1 if such provision had been in effect since such date, other than violations which would not have any Material Adverse Effect on the Rockyview Assets and would not materially affect the ability of the APF Parties to consummate the transactions contemplated hereby;

(g) There is no claim, action, proceeding or investigation pending or, to the knowledge of APF Inc., threatened against or relating to the APF Parties or affecting any of the Rockyview Assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on the Rockyview Assets or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement, nor is APF Inc. aware of any basis for any such claim, action, proceeding or investigation. None of the APF Parties is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on the Rockyview Assets or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement;

(h) APF Trust is a "reporting issuer" in all of the provinces of Canada where such concept applies and is in material compliance with all securities laws of all relevant provinces of Canada; and

(i) No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of APF Trust, and APF Trust is not in default of any requirement of Applicable Laws in any material respect.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF ROCKYVIEW AND 1163947

7.1 Rockyview and 1163947 hereby represent and warrant (and, as applicable, covenant) to APF Trust and APF Inc. as follows and acknowledges that APF Trust and APF Inc. are relying upon these representations and warranties in connection with the entering into of this Agreement:

(a) Each of Rockyview and 1163947 is a corporation duly incorporated and organized, and valid and subsisting under their respective jurisdictions of incorporation;

(b) The authorized capital of each of Rockyview and 1163947 consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, of which only 100 common shares of Rockyview and 100 common shares of 1163947 are issued and outstanding;

(c) Except as contemplated by this Agreement or in connection with the establishment of its business, neither Rockyview nor 1163947 has incurred any material liabilities of any nature;

(d) Each of Rockyview and 1163947 has the requisite authority to enter into this Agreement and all agreements contemplated hereunder and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and all agreements contemplated hereunder and the consummation by Rockyview and 1163947 of the transactions contemplated hereby and thereby have been duly authorized by the board of directors of Rockyview and 1163947 and no other corporate proceedings are or will be necessary to authorize this Agreement or any agreements contemplated hereunder and the transactions contemplated hereby and thereby. This Agreement and all agreements contemplated hereunder have been or will be on or before the Effective Date duly executed and delivered by Rockyview and 1163947 and constitute the legal, valid and binding obligation of Rockyview and 1163947 (if a party thereto) enforceable against it in accordance with their terms;

(e) Neither the execution and delivery of this Agreement or any other agreements contemplated hereunder by Rockyview and 1163947, the consummation of the transactions contemplated hereby and thereby nor compliance by Rockyview and 1163947 with any of the provisions hereof or thereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, any of the terms, conditions or provisions of (x) the constating documents of Rockyview or 1163947 or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which Rockyview or 1163947 is a party or to which either of them, or any of their respective properties or assets, may be subject or by which Rockyview or 1163947 is bound; or (ii) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Rockyview or 1163947 (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the ability of Rockyview and 1163947 to consummate the transactions contemplated hereby);

(f) There is no legal impediment to Rockyview and 1163947 consummating the transactions contemplated by this Agreement or any agreements contemplated hereunder and no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Rockyview or 1163947 in connection with the making or the consummation of the Plan of Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of Rockyview and 1163947 to consummate the transactions contemplated hereby;

(g) There is no claim, action, proceeding or investigation pending or, to the knowledge of Rockyview or 1163947, threatened against or relating to Rockyview or 1163947 before any court or governmental or regulatory authority

or body that, if adversely determined, is likely to prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement, nor is Rockyview or 1163947 aware of any basis of any such claim, action, proceeding or investigation. Neither Rockyview nor 1163947 is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to prevent or materially delay consummation of the transactions contemplated by this Agreement or the Plan of Arrangement; and

(h) Neither Rockyview nor 1163947 has carried on any business since their incorporation other than as provided for herein or as contemplated in the Information Circular.

ARTICLE 8
COVENANTS OF APF INC. AND APF TRUST

8.1 Each of APF Inc. and APF Trust covenant and agree that, until the Closing or the termination of this Agreement, unless Rockyview and 1163947 shall otherwise agree in writing, except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) it will use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(b) prior to the Effective Date, it will take all reasonable steps, including making application to the TSX, to ensure that the Amalco Shares are listed on the TSX;

(c) it will take all reasonable action to qualify through the Arrangement, exemption order or otherwise, the distribution of the APF Inc. Notes, the Warrants and the Amalco Shares so that the Amalco Shares may be issued and distributed and will be freely tradable on the Effective Date provided that, in no event shall it be required to file a prospectus or similar document;

(d) it will not take any action that would render, or that may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue at any time prior to the Effective Time;

(e) it will use its best efforts to fulfill or cause the fulfillment of the conditions set forth in Sections 3.1 and 5.1 as soon as reasonably possible to the extent the fulfillment of the same is within its control;

(f) it will forthwith file, proceed with and diligently prosecute an application to the Court under the ABCA for an Interim Order of the Court with respect to the matters pertaining to the Arrangement;

(g) it will:

(i) forthwith carry out the terms of the Interim Order to the extent applicable to it;

(ii) convene the Meeting;

(iii) solicit proxies to be voted at the Meeting in favour of the Arrangement; and

(iv) conduct the Meeting in accordance with the Interim Order and any instrument governing such Meeting, as applicable, and as otherwise required by law;

(h) it will prepare, file and distribute to the APF Unitholders in a timely and expeditious manner, the Information Circular, and any amendments or supplements to the Information Circular, all as required by the Interim Order or by Applicable Law, in all jurisdictions where the same is required complying in all material respects with all applicable legal requirements on the date of issue thereof;

(i) it will, subject to the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order, and will forthwith carry out the terms of the Final Order to the extent applicable to it and will forthwith file Articles of Arrangement and the Final Order with the Registrar; and

(j) it will conduct its affairs so that all of its representations and warranties contained herein, insofar as the accuracy of such representations and warranties constitute a condition of closing, shall be true and correct on and as of the date of Closing as if made thereon.

ARTICLE 9
COVENANTS OF ROCKYVIEW AND 1163947

9.1 Each of Rockyview and 1163947 covenant and agree that until the Closing or the termination of this Agreement, whichever is the earlier:

(a) it will use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(b) it will cooperate with and support APF Inc. and APF Trust in their application for the Interim Order;

(c) it will take all reasonable steps necessary to ensure that the special resolution approving the Arrangement is passed;

(d) until the Effective Date, other than as contemplated herein or in the Information Circular, it will not carry on any business, enter into any transaction or effect any corporate act whatsoever without the prior written consent of APF Inc., not to be unreasonably withheld;

(e) it will submit the Arrangement to the Court and apply, in conjunction with APF Inc. and APF Trust, for the Final Order;

(f) it will forthwith carry out the terms of the Final Order to the extent applicable to it;

(g) upon issuance of the Final Order and subject to the conditions precedent in Sections 4.1 and 5.1, it will forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA;

(h) prior to the Effective Date, it will cooperate with APF Inc. and APF Trust in making the application to list the Amalco Shares on the TSX and in qualifying the distribution of the APF Inc. Notes, the Warrants and the Amalco Shares so that the Amalco Shares are freely tradeable on the Effective Date provided that, in no event shall it be required to file a prospectus or similar document;

(i) it will use reasonable commercial efforts to fulfil or cause the fulfillment of the conditions set forth in Sections 3.1 and 5.1 as soon as reasonably possible to the extent the fulfillment of the same is within its control;

(j) it will provide to APF Inc., in a timely and expeditious manner, all information as may be reasonably requested by APF Inc. or is required by the Interim Order or Applicable Law, with respect to Rockyview or 1163947 for inclusion in the Information Circular and any amendments or supplements to the Information Circular, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(k) it will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it provided that nothing shall require it to consent to any material modification of this Agreement, the Arrangement or its obligations hereunder or thereunder;

(l) it will make all necessary filings and applications under applicable federal and provincial laws and regulations in Canada and applicable federal and state laws and regulations in the United States required on the part of Rockyview or 1163947 in connection with the transactions contemplated herein, including seeking such orders as are required to issue the Amalco Shares as free trading, subject to control person restrictions, and take all reasonable commercial action necessary to be in compliance with such laws and regulations provided that, in no event shall it be required to file a prospectus or similar document; and

(m) it will conduct its affairs so that all of its representations and warranties contained herein, insofar as the accuracy of such representations and warranties constitute a condition of closing, shall be true and correct on and as of the Effective Date as if made thereon.

ARTICLE 10
TERMINATION

10.1 Notwithstanding any other rights contained herein, either Rockyview or APF Inc. may terminate this Agreement upon notice in writing to the other party, if:

(a) the Plan of Arrangement is not approved by the APF Unitholders in accordance with the Interim Order and Applicable Laws on or before the Outside Date;

(b) the Plan of Arrangement is not approved by the Court of Queen's Bench of Alberta or other court of competent jurisdiction on or prior to the Outside Date; or

(c) the Plan of Arrangement does not become effective on or before the Outside Date.

ARTICLE 11
ADDITIONAL AGREEMENTS

11.1 Subject to the termination of this Agreement as provided in Article 10, the Closing of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of Parlee McLaws LLP, 3400 Petro-Canada Centre, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7 on the date of Closing and at a time to be mutually agreed upon by the parties, which date shall be no later than the second business day after all conditions to Closing set forth herein shall have been satisfied or waived, unless another place, time and date is mutually selected by the Parties. Concurrently with the Closing, the Plan of Arrangement will be filed with the Registrar.

11.2 Provided all other conditions of this Agreement have been satisfied or waived, APF Inc. shall, on the Effective Date, file Articles of Arrangement pursuant to Section 193 of the ABCA to give effect to the Plan of Arrangement.

11.3 APF Trust and APF Inc. shall cause the APF Parties to sell and assign and 1163947 (by amalgamation Amalco) shall purchase from the APF Parties, in accordance with the Plan of Arrangement, the Rockyview Assets (without any representations or warranties with respect to the Rockyview Assets by the APF Parties), pursuant to a purchase and sale agreement to be entered into by the APF Parties and 1163947 (the "Purchase and Sale Agreement").

ARTICLE 12
AMENDMENT

12.1 Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby which writing expressly refers to this Agreement and the operation of the provisions of this section.

The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto at any time before or after approval of the APF Unitholders but, after such approval, no amendment will be made which by applicable law requires the further approval of the APF Unitholders without obtaining such further approval.

ARTICLE 13
COSTS

13.1 APF Inc. and APF Trust covenant and agree to bear all costs and expenses in connection with the transactions contemplated hereby.

ARTICLE 14
MISCELLANEOUS

14.1 Time shall be of the essence in this Agreement.

14.2 This Agreement, which includes the Exhibits hereto and any other documents referred to herein or contemplated hereby (a) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

14.3 If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

14.4 Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

14.5 This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and applicable laws of Canada but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Alberta. Each party hereto hereby irrevocably attorns to the jurisdiction of

the Courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

14.6 This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument.

14.7 No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

14.8 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement may not be assigned by any party hereto without the prior consent of the other parties hereto.

14.9 The parties hereto acknowledge that the obligations of APF Trust hereunder shall not be personally binding upon any of the holders of APF Units and that any recourse against APF Trust, its Trustee or any holders of APF Units in any manner in respect of any indebtedness, obligation or liability of APF Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the trust indenture by which APF Trust was formed.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

APF ENERGY TRUST, by its administrator, APF ENERGY INC.

Per: Signed " Steven Cloutier"

Per: Signed " Alan MacDonald"

APF ENERGY INC.

Per: Signed "Steven Cloutier"

Per: Signed "Alan MacDonald"

ROCKYVIEW ENERGY INC.

Per: Signed "Steven Cloutier"

Per: Signed "Alan MacDonald"

1163947 ALBERTA INC.

Per: Signed "Steven Cloutier"

Per: Signed "Alan MacDonald"

EXHIBIT 1

PLAN OF ARRANGEMENT
made pursuant to
Section 193 of the *Business Corporations Act* (Alberta)

ARTICLE 1
DEFINITIONS

1.1 In this Plan of Arrangement, unless the context otherwise requires:

(a) "**1163947**" means 1163947 Alberta Inc., a body corporate incorporated under the laws of the Province of Alberta, having an office in the City of Calgary, in the province of Alberta;

(b) "**1163947 Share**" means a common share of 1163947;

(c) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(d) "**Adjustable Note**" means a promissory note in the amount of $1.00 payable by Rockyview to 1163947. It is the intention of the parties that the principal amount of the adjustable note will be equal to the fair market value of the Warrants received in exchange for such note provided however that should it be determined by (i) an agreement between the parties; (ii) an agreement between the parties and the Canada Revenue Agency or other competent taxing authority; or (iii) a final decision of a tribunal or court of competent jurisdiction in respect of which no further appeal may be taken or in respect of which the applicable appeal periods have elapsed, that the principal amount of the adjustable note payable has been determined in error, the amount thereof will be increased or decreased as the case may require nunc pro tunc as of the Effective Time. Adjustment pursuant to subparagraph (ii) hereof shall preclude adjustment pursuant to subparagraph (i) hereof and adjustment pursuant to subparagraph (iii) hereof shall be final and binding;

(e) "**Amalco**" means the corporation continuing from the amalgamation of Rockyview and 1163947 as part of the Arrangement;

(f) "**Amalco Multiple Voting Share**" means a multiple voting share of Amalco;

(g) "**Amalco Share**" means a common share of Amalco;

(h) "**Amalgamation**" means the amalgamation of Rockyview and 1163947 as part of the Arrangement;

(i) "**APF Inc.**" means APF Energy Inc., a body corporate incorporated under the laws of the Province of Alberta, having an office in the City of Calgary, in the province of Alberta;

(j) "**APF Inc. Notes**" means unsecured promissory notes of APF Inc. in the aggregate principal amount equal to the purchase price of the Rockyview Assets payable under the Purchase and Sale Agreement, payable in full one year from their date of issue, bearing interest at six (6%) percent per annum due and payable, in whole or from time to time in part, without notice, bonus or penalty at such earlier date or dates as APF Inc. may elect; and "**APF Inc. Note**" means a principal amount of such promissory notes equal to the total principal amount of all APF Inc. Notes divided by the number of APF Units outstanding immediately before the Effective Time;

(k) "**APF Parties**" means APF Trust, APF Inc., APF Acquisition Trust, APF Energy Limited Partnership and 990009 Alberta Inc.;

(l) "**APF Trust**" means APF Energy Trust, an open ended trust created under the laws of Alberta;

(m) "**APF Trust Indenture**" means the trust indenture governing APF Trust dated as on October 10, 1996, as amended and restated to May 18, 2004, between APF Inc. and Computershare Trust Company of Canada;

(n) "**APF Unit**" means a trust unit of APF Trust;

(o) "**APF Unitholder**" means a holder of one or more trust units of APF Trust;

(p) "**Arrangement**" means the arrangement contemplated by this Plan pursuant to Section 193 of the ABCA, subject to any amendments thereto made (i) in accordance with Article 12 of the Arrangement Agreement, (ii) in accordance with Article 5 hereof or (iii) at the direction of the Court in the Final Order;

(q) "**Arrangement Agreement**" means the arrangement agreement made as of the 20th day of May, 2005 among APF Trust, APF Inc., Rockyview and 1163947;

(r) "**Articles of Amalgamation**" means articles of amalgamation in respect of the Amalgamation required under subsection 193(10) of the ABCA to be filed with the Registrar at the time of filing the articles of amalgamation;

(s) "**Articles of Amendment**" means articles of amendment in respect of the consolidation of the Amalco Shares and the cancellation of the Amalco Multiple Voting Shares, as contemplated in the Plan of Arrangement, required under subsection 193(10) of the ABCA to be filed with the Registrar for the Final Order has been made;

(t) "**Articles of Arrangement**" means one or more articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made;

(u) "**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(v) "**Court**" means the Court of Queen's Bench of Alberta;

(w) "**Depositary**" means Olympia Trust Company or such other trust company as may be designated by APF Trust;

(x) "**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

(y) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(z) "**Election Deadline**" means 4:30 p.m. (local time at the place of deposit of the Election Form and Letter of Transmittal and certificates for APF Units with the Depositary) on the business day immediately prior to the date of the Meeting or, if the Meeting is adjourned, such time on the business day immediately prior to the date of such adjourned Meeting;

(aa) "**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(bb) "**Income Tax Act**" means the *Income Tax Act* (Canada) R.S.C. 1985, c.1 (5th Supp.), as amended, including the regulations promulgated thereunder;

(cc) "**Interim Order**" means an interim order of the Court under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(dd) "**Letter of Transmittal and Election Form**" means the letter of transmittal and election form to be forwarded by APF Trust to the APF Unitholders for, among other purposes, the APF Unitholders making their election to exercise the Warrants or retain APF Inc. Notes;

(ee) "**Meeting**" means the special meeting of APF Unitholders to be called to, *inter alia*, consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order, and any adjournments thereof;

(ff) "**Non-Resident**" means a non-resident of Canada for the purposes of the Income Tax Act;

(gg) "**Plan**" means this Plan of Arrangement as amended or supplemented from time to time, and "hereby", "hereof", "hereunder", "herewith" and similar terms refer to this Plan of Arrangement and not to any particular provision of this Plan of Arrangement;

(hh) "**Purchase and Sale Agreement**" means the agreement to be entered into between the APF Parties and 1163947 pursuant to and as contemplated by the Arrangement Agreement, providing for the sale by the APF Parties to 1163947 of the Rockyview Assets;

(ii) "**Registrar**" means the registrar appointed pursuant to Section 263 of the ABCA;

(jj) "**Resident**" means a resident of Canada for the purposes of the Income Tax Act;

(kk) "**Rockyview**" means Rockyview Energy Inc. a body corporate incorporated under the laws of the Province of Alberta, having an office in the City of Calgary, in the province of Alberta;

(ll) "**Rockyview Assets**" means all of the interest of the APF Parties in the those lands (including all geological formations whether evaluated or not) evaluated by Gilbert Laustsen Jung Associates Ltd. ("GLJ") and Sproule Associates Ltd. ("Sproule") in reports both effective December 31, 2004 and described by GLJ as "Wood River 1-28", "Wood River BQ Unit", "Wood River - Other", "Knellar", "Gasby", "Hackett Manville", "Stettler" and "Wetaskiwin"; and by Sproule as "Wood River" and "Bittern Lake", together with certain lands not assigned reserves at Clive and additional undeveloped lands situated between TWP's 38-19-W4M and 50-26-W4M, inclusive, including all right, title, estate and interest of the APF Parties in and to (a) any and all leases, reservations, permits, licenses and other documents of title by virtue of which the holder thereof is entitled to drill for, win, take and remove petroleum, natural gas and related hydrocarbons, therefrom; (b) any and all tangible depreciable property and assets which are located within, upon or in the vicinity of or appurtenant to those lands and which are used to produce, process, gather, treat measure, make marketable leased substances or in connection with water injection or removal operations including any and all gas plants, oil batteries, buildings, production equipment, pipelines, pipeline connections, meters, generators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks boilers, communication equipment and any tangible depreciable property used in connection with or with operations at any gas plant, including all machinery, buildings, valves, piping, equipment, supplies, furnishings and other accessories; and (c) any and all contracts and agreements relating to petroleum and natural gas rights and tangibles, including gas purchase contracts, processing agreements, transportation agreements, agreements for the construction, ownership and operation of facilities, rights to enter upon, use or occupy, the surface of any of those lands which are or may be used to gain access to or otherwise use petroleum and natural gas rights and tangibles, all records, books, documents, licences, reports, files and data which relate to petroleum and natural gas rights and tangibles (including all seismic, geological and geophysical information, interpretations and data pertaining to petroleum and natural gas rights), all wells, wellbores and casing; and

(mm) "**Warrants**" means warrants to purchase 1163947 Shares at the price per share, payable only by tendering APF Inc. Notes, determined by dividing the purchase price of the Rockyview Assets payable under the Purchase and Sale Agreement by the number of APF Units outstanding on the Effective Date.

1.2 The headings contained in this Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of this Plan.

1.3 Unless the contrary intention appears, references in this Plan to an article, section, paragraph, subparagraph or schedule by number or letter or both refer to the article, section, paragraph, subparagraph or schedule bearing that designation in this Plan.

1.4 In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and "person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association.

1.5 If the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6 References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN

2.1 The following is only intended to be a general statement of the purpose of the Plan and is qualified in its entirety by the specific provisions of the Plan.

> The purpose of the Plan is to implement a division of the business carried on by APF Inc. resulting in: (i) the distribution to APF Unitholders of APF Inc. Notes and Warrants; (ii) the election by APF Unitholders to exercise their Warrants and direct that their APF Inc. Notes be tendered in payment of the exercise price the Warrants or not exercise their Warrants and retain their APF Inc. Notes; (iii) the issuance of 1163947 Shares upon the exercise of the Warrants; (iv) the amalgamation of Rockyview and 1163947; and (v) the purchase by Amalco from APF of the Rockyview Assets for consideration including the APF Inc. Notes tendered by APF Unitholders to 1163947 in payment of the exercise price of Warrants.

2.2. At the Effective Time, the Plan shall be binding upon APF Trust, APF Inc., Rockyview, 1163947 and the APF Unitholders.

2.3 Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of the Plan shall become effective unless all of the provisions of the Plan shall have become effective.

ARTICLE 3
ARRANGEMENT

3.1 At the Effective Time, each of the events set out below shall occur and be deemed to occur in the sequence set out below without further act or formality:

(a) the APF Trust Indenture and other constating documents of the APF Parties will be amended to the extent necessary to facilitate the Arrangement;

(b) 1163947 shall issue to Rockyview in exchange for the Adjustable Note that number of Warrants that is equal to the number of APF Units outstanding immediately before the Effective Time;

(c) APF Inc. and 1163947 shall enter into the Purchase and Sale Agreement;

(d) Rockyview shall declare a dividend in the amount of $1.00 payable immediately to APF Inc.;

(e) Rockyview shall transfer the Warrants issued under subsection 3.1(b)to APF Inc. in full satisfaction of the dividend declared under subsection 3.1(d);

(f) APF Inc. shall:

(i) transfer the Warrants received under subsection 3.1(e) to APF Trust in repayment of a principal amount of $1.00 owed by APF Inc. to APF Trust under existing promissory notes; and

(ii) issue APF Inc. Notes to APF Trust in repayment of debt owed by APF Inc. to APF Trust under existing promissory notes;

(g) APF Trust shall issue the Warrants and the APF Inc. Notes received under 3.1(f) and pay cash to the Depositary in trust for the APF Unitholders of record immediately before the Effective Time on the following basis:

(i) for APF Unitholders who are Residents, one (1) Warrant and one (1) APF Inc. Note for each APF Unit held;

(ii) for APF Unitholders who are Non-Residents, 17/20ths of a Warrant, 17/20ths of an APF Inc. Note and cash (which shall be withheld by APF Trust and remitted as provided for below) in the amount equal to the fair market value of 3/20ths of a Warrant and 3/20ths of the principal amount of an APF Inc. Note; and

APF Trust shall remit to the Canada Revenue Agency on behalf of each APF Unitholder who is a Non-Resident, cash withheld from distribution on account of their tax obligation under Part XIII.2 of the Income Tax Act;

(h) each APF Unitholder shall:

(i) exercise their Warrants and tender their APF Inc. Notes in satisfaction of the exercise price of their Warrants; or

(ii) not exercise their Warrants and retain APF Inc. Notes,

as elected by the APF Unitholder;

(i) 1163947 Shares issuable pursuant to exercised Warrants shall be issued to the Depositary in trust for the holders of APF Units entitled thereto and shall be entered in the register of the 1163947 Shares, and Warrants not exercised shall expire;

(j) Rockyview and 1163947 shall amalgamate and continue as one corporation under the ABCA in accordance with the Amalgamation Agreement attached as Schedule A hereto;

(k) the issued and outstanding Amalco Shares shall be consolidated on a six for one basis so that each six Amalco Shares immediately prior to the consolidation shall become one Amalco Share immediately after the consolidation. In the event that the consolidation would otherwise result in an APF Unitholder being entitled to a fractional Amalco Share, an adjustment will be made to the next highest whole number of Amalco Shares. In calculating such fractional interests, all APF Units held by a registered holder of APF Units immediately prior to the Effective Time shall be aggregated;

(l) the Rockyview Assets shall be transferred to Amalco in accordance with the Purchase and Sale Agreement and APF Inc. Notes received by 1163947 in satisfaction of the exercise price of Warrants shall be delivered by Amalco to APF Inc. and shall be accepted by APF Inc. in payment of that portion of the purchase price of the Rockyview Assets payable under the Purchase and Sale Agreement which is equal to the aggregate principal amount of all APF Inc. Notes so delivered and the balance of the purchase price of the Rockyview Assets shall be paid by Amalco to APF Inc. in cash; and

(m) the Amalco Multiple Voting Shares shall be redeemed for $1.00 and the Articles of Amalgamation of Amalco shall be amended by canceling the Multiple Voting Shares.

3.2 The election contemplated by paragraph 3.1(h) shall be made as follows:

(a) each APF Unitholder of record immediately before the Effective Time shall elect to exercise their Warrants and tender their APF Inc. Notes in satisfaction of the exercise price of their Warrants, or not exercise their Warrants and retain APF Inc. Notes, by depositing, by the Election Deadline with the Depositary, a duly completed Letter of Transmittal and Election Form indicating such Holder's election;

(b) any Holder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline shall be deemed to have elected to exercise their Warrants and tender their APF Inc. Notes in satisfaction of the exercise price of their Warrants; provided that, APF Unitholders who are located in the United States, or who are believed by Amalco to be located in the United States at the Effective Time may receive Amalco Shares only if an exemption from the registration requirements of applicable state securities laws is available;

(c) any deposit of a Letter of Transmittal and Election Form may be made at any of the addresses of the Depositary specified in the Letter of Transmittal and Election Form; and

(d) an APF Unitholder who holds APF Units as a nominee, custodian, depository, trustee or in any other representative capacity for beneficial owners of APF Units may submit multiple Letter of Transmittal and Election Forms.

3.3 Notwithstanding that the transactions or events set out herein shall occur and shall be deemed to occur in the order set out in this Plan without further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1 Warrants will be issued at the Effective Time and will immediately be exercised or expire, and therefore, APF Unitholders will not be issued certificates for Warrants. In lieu of issuing certificates for Warrants to holders of APF Units, a global certificate for the Warrants will be issued to the Depositary in trust for APF Unitholders. On behalf of APF Unitholders who exercise or are deemed to have exercised their Warrants, the Depositary will surrender a global certificate for their Warrants to 1163947 against certificates for 1163947 Shares issuable thereunder.

4.2 APF Inc. Notes will be issued at the Effective Time. APF Inc. Notes issued to APF Unitholders who elect or are deemed to have elected to exercise their Warrants will immediately be tendered in satisfaction of the exercise price of Warrants. Certificates for APF Inc. Notes will not be issued to such APF Unitholders. In lieu of issuing certificates for APF Inc. Notes to such APF Unitholders, a global certificate for their APF Inc. Notes will be issued to the Depositary in trust for such APF Unitholders. On behalf of such APF Unitholders the Depositary will transfer a global certificate for their APF Inc. Notes to 1163947 in satisfaction of the exercise price of their Warrants against certificates for 1163947 Shares issuable.

4.3 APF Unitholders who elect or are deemed to have elected to exercise their Warrants and tender their APF Inc. Notes in satisfaction of the exercise price of their Warrants will not be issued certificates for 1163947 Shares. In lieu of issuing certificates for 1163947 Shares to such APF Unitholders, a global certificate for their 1163947 Shares will be issued to the Depositary in trust for such APF Unitholders. On behalf of such APF Unitholders the Depositary will surrender the global certificate for 1163947 Shares to Amalco against certificates for Amalco Shares.

4.4 Certificates for Amalco Shares and APF Inc. Notes will be delivered to an APF Unitholder entitled to same:

(a) by forwarding or cause them to be forwarded by first class mail (postage prepaid) to such APF Unitholder at the address specified in the Letter of Transmittal and Election Form deposited with the Depositary by that APF Unitholder, or if the Letter of Transmittal and Election Form does not specify an address, at the address of that APF Unitholder appearing on the register of APF on the Effective Date; or

(b) if requested by such APF Unitholder in the Letter of Transmittal and Election Form deposited with the Depositary by that APF Unitholder, make available or cause to be made available at the Depositary for pickup by such APF Unitholder.

4.5 In the event any certificate which immediately prior to the Time of Closing represented one or more outstanding APF Units shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, Amalco will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Amalco Shares (and any distributions or other payments with respect thereto) or APF Inc. issue a certificate for APF Inc. Notes deliverable in accordance with such holder's Letter of Transmittal. When authorizing such issuance of Amalco Shares or APF Inc. Notes in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Amalco Shares or APF Inc. Notes is to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Amalco and its transfer agents or APF Inc. and the Depositary in such sums as Amalco or APF Inc., as the case may be, may direct or otherwise indemnify Amalco or APF Inc. in a manner satisfactory to Amalco or APF Inc. against any claim that may be made against Amalco or APF Inc. with respect to the certificate alleged to have been lost, stolen or destroyed.

4.6 Any certificate which immediately prior to the Time of Closing represented outstanding APF Units (or securities of any predecessor of APF) that were not deposited, with all other instruments required by Section 3.2, on or prior to the sixth anniversary of the Closing Date, shall cease to represent a claim or interest of any kind or nature as a holder of Amalco Shares (including, without limitation any dividends, distributions, payments or interest in respect thereof) or APF Inc. Notes. On such date, the Amalco Shares or APF Inc. Notes to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Amalco or APF Inc., as the case may be, together with all entitlements to dividends, distributions, payments and interest thereon held for such former registered holder.

4.7 APF Trust, APF Inc., Amalco and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to an APF Unitholder such amounts as APF Trust, APF Inc., Amalco or the Depositary is required to deduct and withhold with respect to such payment under the Income Tax Act, the United States *Internal Revenue Code of 1986* or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the APF Unitholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
AMENDMENTS

5.1 APF Trust, APF Inc., Rockyview and 1163947 reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is (a) agreed to by APF Trust, APF Inc., Rockyview and 1163947, (b) filed with the Court and, if made following the Meeting, approved by the Court, and (c) communicated to APF Unitholders in the manner required by the Court (if so required).

5.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by APF Trust, APF Inc., Rockyview and 1163947 at any time prior to or at the Meeting (provided that APF Trust, APF Inc., Rockyview and 1163947 shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.3 Any amendment, modification or supplement to this Plan of Arrangement which is approved by the court following the Meeting shall be effective only (a) if it is consented to by APF Trust, APF Inc., Rockyview and 1163947, (b) if required by the Court or applicable law, it is consented to by the APF Unitholders.

SCHEDULE A TO EXHIBIT I

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT made as of the 20th day of May, 2005.

AMONG:

ROCKYVIEW ENERGY INC., a body corporate incorporated under the laws of Alberta (hereinafter called **"Rockyview"**)

OF THE FIRST PART

- and -

1163947 ALBERTA INC., a body corporate incorporated under the laws of Alberta (hereinafter called **"1163947"**)

OF THE SECOND PART

WHEREAS Rockyview and 1163947 wish to amalgamate and continue as one corporation under the ABCA;

NOW THEREFORE THIS AGREEMENT WITNESSES in consideration of the above premises and of the covenants, agreements, representations and warranties hereinafter contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 **Definitions**. In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms shall have the meanings hereinafter set forth:

(a) **"1163947 Common Share"** means a fully paid non-assessable Common Share in the capital of 1163947;

(b) **"1163947 Multiple Voting Share"** means a multiple voting share of 1163947 entitling the holder to one million (1,000,000) votes on each question that comes before a meeting of shareholders;

(c) **"ABCA"** means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as from time to time amended or re-enacted and includes any regulations heretofore or hereafter made pursuant to the ABCA;

(d) **"Agreement"**, "this Agreement", "herein", "hereby", "hereof", "hereunder" and similar expressions mean or refer to this agreement, together with the schedules hereto and any amendments hereto;

(e) **"Amalco"** means the continuing corporation to be constituted upon completion of the Amalgamation;

(f) **"Amalco Common Shares"** means common shares in the capital of Amalco;

(g) "**Amalco Multiple Voting Share**" means a multiple voting share of Amalco entitling the holder to one million (1,000,000) votes on each question that comes before a meeting of shareholders;

(h) "**Amalgamating Corporations**" means Rockyview and 1163947 and "**Amalgamating Corporation**" means any one of them;

(i) "**Amalgamation**" means the amalgamation of 1163947 and Rockyview pursuant to Section 181 of the ABCA provided for herein;

(j) "**Articles of Amalgamation**" means the Articles of Amalgamation with respect to the Amalgamation, in the form attached hereto;

(k) "**Certificate of Amalgamation**" means the certificate of amalgamation for the Amalgamation issued pursuant to Subsection 185(4) of the ABCA;

(l) "**Effective Date**" means the effective date of the Amalgamation, which shall be the date of the Certificate of Amalgamation;

(m) "**person**" means a natural person, firm, corporation, trust, partnership, joint venture, governmental body or agency or association; and

(n) "**Rockyview Common Share**" means a fully paid non-assessable Common Share in the capital of Rockyview.

1.2 **Interpretation Not Affected by Headings, etc.** The division of this Agreement into articles, sections and subsections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", and "hereunder" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any Agreement or instrument supplementary or ancillary hereto.

1.3 **Number, etc.** Words importing the singular number shall include the plural and vice versa, words importing the use of any gender shall include all genders and words importing persons shall include firms and corporations and vice versa.

1.4 **Currency.** All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

ARTICLE 2
AMALGAMATION

2.1 **Amalgamation**. 1163947 and Rockyview agree to amalgamate and continue as one corporation on and from the Effective Date in accordance with the provisions of the ABCA upon and subject to the terms and conditions hereinafter set forth.

2.2 **Name**. The name of Amalco shall be Rockyview Energy Inc.

2.3 **Authorized Capital**. Amalco shall be authorized to issue an unlimited number of Amalco Common Shares and an unlimited number of Preferred Shares and 100 Multiple Voting Shares having the rights, privileges, restrictions and conditions set forth in the Articles of Amalgamation.

2.4 **Restriction on Share Transfer.** There shall be no restrictions on the transfer of shares of Amalco.

2.5 **Number of Directors**. The minimum number of directors of Amalco shall be three (3) and the maximum number of directors of Amalco shall be fifteen (15).

2.6 **First Directors**. The first directors of Amalco shall be the persons whose names and addresses are set forth below:

Name	Address
Steven G. Cloutier	1205 Montreal Avenue Calgary, AB T2T 0Z6
Martin Hislop	536 Coach Grove Road SW Calgary, AB T3H 1J4
John A. Howard	918A Royal Avenue SW Calgary, AB T2T 0L5
Nancy M. Penner	4112 – 15th Street SW Calgary, AB T2T 4A9

The first directors shall hold office until the first annual meeting of the shareholders of Amalco, or until their successors are duly appointed or elected.

2.7 **Officers**. The first officers of Amalco shall be the persons whose names are set forth below, who shall hold the offices set forth opposite their respective names during the pleasure of the Board of Directors of Amalco:

Name	Office Held
Steven G. Cloutier	Chief Executive Officer
Alan MacDonald	Vice-President, Finance & Chief Financial Officer
Daniel K. Allan	Vice-President, Exploration and Production
Wayne Geddes	Vice-President, Land
Howard Anderson	Vice-President, Engineering

2.8 **Restrictions on Business**. There shall be no restrictions on the business that Amalco may carry on.

2.9 **Articles of Amalgamation and By-laws.** The Articles of Amalgamation Amalco shall be in the form attached hereto and the by-laws of Amalco shall be the by-laws of Rockyview in effect on the Effective Date.

2.10 **Manner of Conversion of Issued Securities**. On the Effective Date:

(a) the issued and outstanding Rockyview Common Shares shall be cancelled and the holders thereof shall receive, in the aggregate one dollar ($1.00) instead of receiving securities of Amalco;

(b) each issued and outstanding 1163947 Common Share (other than 1163947 Common Shares held by Rockyview) shall be exchanged for one (1) fully-paid and non-assessable Amalco Common Share;

(c) the issued and outstanding 1163947 Common Shares held by Rockyview shall be cancelled without any repayment of capital; and

(d) each issued and outstanding 1163947 Multiple Voting Shares shall be exchanged for one (1) fully-paid and non-assessable Amalco Multiple Voting Share.

2.11 **Certificates**. On the Effective Date:

(a) the holders of the 1163947 Common Shares, the 1163947 Multiple Voting Shares and the Rockyview Common Shares shall cease to be holders of such shares;

(b) the holders of 1163947 Common Shares other than Rockyview shall be deemed to be the holders of Amalco Common Shares to which they are entitled in accordance with this Article;

(c) the holders of the 1163947 Multiple Voting Shares shall be deemed to be holders of Amalco Multiple Voting Shares to which they are entitled in accordance with this Article;

(d) the certificates representing the 1163947 Common Shares, the 1163947 Multiple Voting Shares and the Rockyview Common Shares shall be surrendered to Amalco and, upon such surrender:

(i) certificates for the Rockyview Common Shares shall be cancelled and the holders thereof shall be entitled to receive payments to which they are entitled;

(ii) the certificates representing the 1163947 Common Shares held by Rockyview shall be cancelled and the holders of certificates for 1163947 Common Shares other than Rockyview shall be entitled to receive certificates representing the number of Amalco Common Shares to which they are so entitled; and

(iii) the certificates representing 1163947 Multiple Voting Shares shall be cancelled and the holders of certificates for the 1163947 Multiple Voting Shares shall be entitled to receive certificates representing the number of Amalco Multiple Voting Shares to which they are so entitled.

2.12 **Effect of Amalgamation.** On the Effective Date:

(a) the amalgamation of the Amalgamating Corporations and their continuance as one corporation shall become effective;

(b) the registered office of Amalco under the ABCA shall be 3400, 150-6th Avenue SW, Calgary, Alberta T2P 3Y7;

(c) the property of each of the Amalgamating Corporations shall continue to be the property of Amalco;

(d) Amalco shall continue to be liable for the obligations of each of the Amalgamating Corporations;

(e) an existing cause of action, claim or liability to prosecution of an Amalgamating Corporation shall be unaffected;

(f) any civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against Amalco;

(g) a conviction against, or ruling, order or judgment in favour of or against an Amalgamating Corporation may be enforced by or against Amalco; and

(h) the Articles of Amalgamation shall be deemed to be the Articles of Incorporation of Amalco and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation for Amalco.

ARTICLE 3
GENERAL

3.1 **Entire Agreement.** The terms and provisions herein contained and the schedules hereto constitute the entire agreement between the parties and shall supersede all previous oral or written communications.

3.2 **Binding Effect**. This Agreement shall be binding upon and enure to the benefit of the parties hereto.

3.3 **Assignment**. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

3.4 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, and the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

3.5 **Severability**. In the event that any provisions contained in this Agreement shall be declared invalid, illegal or unenforceable by a court or other lawful authority of competent jurisdiction, this Agreement shall continue in force with respect to the enforceable provisions and all rights and remedies accrued under the enforceable provisions shall survive any such declaration, and any non-enforceable provision shall to the extent permitted by law be replaced by a provision which, being valid, comes closest to the intention underlying the invalid, illegal and unenforceable provision.

3.6 **Counterparts and Facsimile Copies**. This Agreement may be executed in separate counterparts, and all such counterparts when taken together shall constitute one (1) agreement. The parties shall be entitled to rely on delivery of a facsimile copy of the executed Agreement and such facsimile copy shall be legally effective to create a valid and binding Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

ROCKYVIEW ENERGY INC.	**1163947 ALBERTA INC.**
per Signed "Steven Cloutier"	per Signed "Steven Cloutier"
per Signed "Alan MacDonald"	per Signed "Alan MacDonald"

Articles Of Amalgamation

Business Corporations Act
Section 179

1. **Name of Amalgamated Corporation**

ROCKYVIEW ENERGY INC.

2. **The classes of shares, and any maximum number of shares that the corporation is authorized to issue:**

See attached "Share Structure"

3. **Restrictions on share transfers (if any):**

None.

4. **Number, or minimum and maximum number of directors:**

Minimum: Three (3) – Maximum: Fifteen (15)

5. **If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s):**

None.

6. **Other provisions (if any):**

See attached "Other Rules or Provisions".

7. **Name of Amalgamating Corporations**

Name of Amalgamating Corporations	Corporate Access Number
ROCKYVIEW ENERGY INC.	2011639248
1163947 ALBERTA INC.	2011639479

____
Name of Person Authorizing *(please print)*

____
Signature

Director
Title *(please print)*

June ____, 2005
Date

REG 3068 (2001/09)

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Research and Program Support, Box 3140, Edmonton, Alberta T5J 4L4, (780) 427-7013.

SHARE STRUCTURE
OF
ROCKYVIEW ENERGY INC.
(the "Corporation")

A. Common Shares

1. The Corporation is authorized to issue an unlimited number of Common Shares having the following rights, privileges, restrictions and conditions:

(a) excepting meetings at which only a specified class or series of shares is entitled to vote, holders of Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, and on each question that comes before the meeting to have one vote for each Common Share held;

(b) subject to the rights of the holders of the Preferred Shares or any other class or series of shares ranking senior to the Common Shares with respect to the receipt of property of the Corporation on the liquidation, dissolution, or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, in the event of the liquidation, dissolution or winding up of the Corporation, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property of the Corporation equally with the holders of the Multiple Voting Shares; and

(c) subject to the rights of the holders of the Preferred Shares or any other class or series of shares ranking senior to the Common Shares with respect to the receipt of dividends, the Directors of the Corporation in their absolute discretion may declare and pay dividends on the Common Shares to the exclusion of any other class or classes of shares and may declare and pay dividends on any other class or classes of shares to the exclusion of the Common Shares.

B. Multiple Voting Shares

1. The Corporation is authorized to issue 100 Multiple Voting Shares having the following rights, privileges, restrictions and conditions:

(a) excepting meetings at which only a specified class or series of shares is entitled to vote, holders of Multiple Voting Shares shall be entitled to

receive notice of and to attend all meetings of shareholders of the Corporation, and on each question that comes before the meeting to have 1,000,000 votes for each Multiple Voting Share held;

(b) subject to the rights of the holders of the Preferred Shares or any other class or series of shares ranking senior to the Multiple Voting Shares with respect to the receipt of property of the Corporation on the liquidation, dissolution, or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, in the event of the liquidation, dissolution or winding up of the Corporation, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Multiple Voting Shares shall be entitled to participate pro rata with the holders of the Common Shares in the receipt of the remaining property of the Corporation; and

(c) subject to the rights of the holders of the Preferred Shares or any other class or series of shares ranking senior to the Multiple Voting Shares with respect to the receipt of dividends, the Directors of the Corporation in their absolute discretion may declare and pay dividends on the Multiple Voting Shares to the exclusion of any other class or classes of shares and may declare and pay dividends on any other class or classes of shares to the exclusion of the Multiple Voting Shares.

C. Preferred Shares

1. The Corporation is authorized to issue an unlimited number of Preferred Shares which shall be issuable in one or more series, each series having such designation, consisting of such number and having such rights, privileges, restrictions and conditions as the Directors of the Corporation may determine before issuance and as are not inconsistent with the following rights, privileges, restrictions and conditions:

(a) in the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares shall be entitled to a preference with respect to the payment of unpaid cumulative dividends and declared but unpaid non cumulative dividends on the Preferred Shares over the holders of the Common Shares, the Multiple Voting Shares and the holders of any other class or series of shares ranking junior to the Preferred Shares with respect to the receipt of dividends on the liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(b) without limiting the generality of the power and authority of the Directors of the Corporation to fix the rights, privileges, restrictions and conditions attaching to any series of the Preferred Shares, the Directors of the Corporation shall have the power and authority, subject to any limitations contained in the *Business Corporations Act* (Alberta), and to the limitations set out above, to determine, prior to issuance of any series of the Preferred Shares:

(i) the terms and extent of the preference of the holders of shares of such series to receive dividends thereon and whether such dividends shall be cumulative or non cumulative; the rate or amount or method of calculating such dividends and the time, place and method of payment thereof;

(ii) the price and terms, if any, of the whole or partial redemption of the shares of such series including the right, if any, of any holder of shares of such series to require the Corporation to purchase or redeem same; the time, place and method of payment of the redemption or purchase price thereof; and the terms of any plan or sinking fund, if any, to provide for such redemption or purchase;

(iii) the right, if any, of any holder of shares of such series to convert or exchange such shares for shares of any other class or series or for other securities issued by the Corporation and the price or rate or method of calculating the price or rate at which such right to convert or exchange may be exercised and the events, if any, upon which such price, rate or method will be amended; and

(iv) the right, if any, of holders of shares of such series to receive notice of and attend and vote at meetings of shareholders of the Corporation; the events, if any, giving rise to such rights; the circumstances, if any, during which such rights will continue; the matters, if any, in respect of which such rights may be exercised; and the number of votes which may be cast in respect of each such share held.

OTHER RULES OR PROVISIONS
OF
ROCKYVIEW ENERGY INC.
(the "Corporation")

---

1. The directors may, between annual meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

APPENDIX "G"

INTERIM ORDER

Action No. 0501-05890

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING APF ENERGY TRUST, ITS SECURITYHOLDERS, APF ENERGY INC., 1163924 ALBERTA INC. AND 1163947 ALBERTA INC.

BEFORE THE HONOURABLE JUSTICE B. E. ROMAINE IN CHAMBERS	At the Court House, Calgary, Alberta, on Thursday, the 19th day of May, 2005.

INTERIM ORDER

UPON THE APPLICATION of APF Energy Trust ("APF Trust"), APF Energy Inc. ("APF Inc."), Rockyview Energy Inc. ("Rockyview") and 1163947 Alberta Inc. ("1163947"); **AND UPON** reading the Petition and Affidavit of Alan MacDonald, and the documents referred to therein; **AND UPON** hearing counsel for APF Trust; **AND UPON** noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been notified of the proposed application and does not intend to appear or make submissions.

IT IS HEREBY ORDERED THAT:

1. APF Trust shall convene a special meeting (the "Meeting") of the holders ("Unitholders") of its trust units ("APF Units") on or about June 20, 2005 for the purposes of considering and, if thought fit, approving and agreeing to an arrangement (the "Arrangement") under s. 193 of the *Business Corporations Act* (Alberta) ("ABCA") involving APF Trust, its Unitholders, APF Inc., Rockyview and 1163947 and the holders of common shares of 1163947 issued as a result of the Arrangement and as contemplated in the plan of arrangement outlined in the draft Proxy Statement and Information Circular of APF Trust (the "Information

Circular") in substantially final form annexed as Exhibit A to the Affidavit of Alan MacDonald, which is filed in this action, and transacting such other business as is contemplated by the Information Circular or as otherwise may properly be brought before the Meeting.

2. At least 21 days (exclusive of the day of mailing or delivery but inclusive of the day of the Meeting) prior to the day of the Meeting, there be mailed or delivered with postage prepaid, to Unitholders of record on May 11, 2005 (the "Record Date"), and to the directors of APF Inc., the auditors of APF Trust and to the Executive Director;

   (i) a Notice of Special Meeting of Unitholders;

   (ii) the Information Circular; and

   (iii) a Notice of Petition;

   all in substantially the forms which are Exhibit A to the Affidavit of Alan MacDonald with such amendments as counsel may advise, together with instruments of proxy and such other material as APF Inc. may consider fit.

3. The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceedings taken at the Meeting.

4. Any registered holder of APF Units as at the close of business on the Record Date may attend the Meeting and vote at the Meeting, either in person or by proxy and any usual or common form of instruments of proxy may be used for such purpose.

5. To be valid, a proxy must be deposited with APF Trust in the manner described in the Information Circular.

6. Subject to what may be provided hereafter, at the Meeting, each holder of APF Units shall be entitled to one vote for each APF Unit held, in respect of the special resolution approving the Arrangement.

7. The Chairman of APF Inc. or, failing him, the President of APF Inc. or, failing him, any other officer of APF Inc. or failing them any person to be chosen at the Meeting, shall be the Chairman of the Meeting.

8. The majority required to pass the special resolution approving the Arrangement shall be 66 2/3% of the aggregate votes cast by holders of the APF Units at the Meeting in person or by proxy.

9. Unitholders shall not be accorded the right to dissent under Section 191 of the ABCA with respect to the special resolution approving the Arrangement

10. In respect to matters to be brought before the Meeting pertaining to items of business affecting Rockyview or 1163947 (other than the special resolution approving the Arrangement), each holder of APF Units shall be entitled to one vote on a ballot at the Meeting for each APF Unit held and such resolutions will be effective resolutions of the shareholders of Rockyview or 1163947 as if passed at a meeting of the shareholders of Rockyview or 1163947.

11. The quorum at the Meeting shall be two persons present in person or by proxy and holding or representing not less than 10% of the aggregate of the APF Units entitled to be voted at such Meeting, provided that, if no quorum is present within 30 minutes of the appointed Meeting time, the Meeting shall stand adjourned to a day which is not less than 7 days nor more than 30 days thereafter, as determined by the Chairman of the Meeting, and at such adjourned Meeting, those persons present in person or by proxy, entitled to vote at such Meeting, will constitute a quorum for the adjourned Meeting.

12. In all other respects, the Meeting shall be conducted in accordance with the Trust Indenture of APF Trust subject to such modifications as may be adopted at the Meeting.

13. Sending of the Notice of Petition with the Information Circular shall be good and sufficient notice to all Unitholders of the hearing of the Petition, this Order and the application for the Final Order approving the Arrangement upon all persons who are entitled to receive such notice pursuant to this Order and no other form of

service need be made and no other material need be served on such persons in respect of these proceedings.

14. Upon approval of the Arrangement at the Meeting in the manner set forth in this Order, APF Trust, APF Inc., Rockyview and 1163947 may proceed with an application for the Final Order for approval of the Arrangement at 1:15 p.m. on June 20, 2005 at the Court House, Calgary, Alberta or so soon thereafter as counsel may be heard.

15. Any Unitholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Unitholder or other interested party files with the Court and serves upon APF Trust on or before 12:00 p.m. (noon) on June 13, 2005, a Notice of Intention to Appear, setting out such Unitholder's or other interested party's address for service and indicating whether such Unitholder or other interested party intends to support or oppose the application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on APF Trust, APF Inc., Rockyview and 1163947 shall be effected by service upon the solicitors for APF Trust, APF Inc., Rockyview and 1163947, Parlee McLaws LLP, 3400, 150 – 6th Avenue SW, Calgary, Alberta, T2P 3Y7, Attention: G. Scott Watson.

16. If the application for final approval of the Arrangement is adjourned, only those parties appearing before this Court for the final application on that date shall have notice of the adjourned date.

17. Service of notice of this application on any person is hereby dispensed with.

18. APF Trust, APF Inc., Rockyview and 1163947 are entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Honourable Court may direct.

(Signed) *"B.E.C. Romaine"*
J.C.Q.B.A.

ENTERED this 19th day of May, 2005.

(Signed) "*The Clerk of the Court*"
The Clerk of the Court of Queen's Bench

Action No. 0501-05890

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING APF ENERGY TRUST, ITS SECURITYHOLDERS, APF ENERGY INC., 1163924 ALBERTA INC. AND 1163947 ALBERTA INC.

INTERIM ORDER

PARLEE McLAWS LLP
Barristers & Solicitors
Patent & Trade-Mark Agents
3400, 150 – 6th Avenue SW
Calgary, Alberta T2P 3Y7
Attention: G. Scott Watson
Telephone: (403) 294-7000
Facsimile: (403) 265-8263

File Number: **52932-65/NMP**

APPENDIX "H"

INFORMATION RESPECTING ROCKYVIEW

TABLE OF CONTENTS

NOTES ON RESERVES DATA

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

"**Reserves**" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on (a) analysis of drilling, geological, geophysical, and engineering data; (b) the use of established technology; and (c) specified economic conditions, which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved**" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

"**Developed Producing**" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing**" reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped**" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to sub-divide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

"**Probable**" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.

"**gross**" means:

(a) in relation to an issuer's interest in production or reserves, its "**company gross reserves**", which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the issuer;

(b) in relation to wells, the total number of wells in which an issuer has an interest; and

(c) in relation to properties, the total area of properties in which an issuer has an interest.

"**net**" means

(d) in relation to an issuer's interest in production or reserves its working interest (operating or non-operating) share after deduction of royalty obligations, plus the its royalty interests in production or reserves;

(e) in relation to an issuer's interest in wells, the number of wells obtained by aggregating the issuer's working interest in each of its gross wells; and

(f) in relation to an issuer's interest in a property, the total area in which the issuer has an interest multiplied by the working interest owned by the issuer.

NOTICE TO READER

As at the date hereof, Rockyview has not carried on any active business. Pursuant to the Arrangement, Rockyview will acquire the Rockyview Assets from APF Inc. coincident with the Arrangement becoming effective. The disclosure in this Appendix has been prepared assuming that the acquisition of the Rockyview Assets by Rockyview has been completed. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the Glossary to the Information Circular.

ROCKYVIEW ENERGY INC.

Rockyview Energy Inc., referred to herein as "**Rockyview**" or the "**company**", was incorporated under the ABCA as 1163924 Alberta Inc. on April 12, 2005. On April 28, 2005, Rockyview amended its articles of incorporation to change its name to "Rockyview Energy Inc.". Rockyview will amalgamate with 1163947 pursuant to the Arrangement. Neither Rockyview nor 1163947 has carried on any active business since incorporation.

The head and principal office of Rockyview will be located at 2250, 801 - 6th Avenue S.W., Calgary, Alberta, T2P 3W2 and its registered office is located at Suite 3400, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7.

Rockyview will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the Rockyview Shares issuable pursuant to the Arrangement. Application has been made to list the Rockyview Shares on the TSX. The listing of the Rockyview Shares on the TSX will be subject to Rockyview meeting the original listing requirements of the TSX. If Rockyview is not able to meet the original listing requirements of the TSX then Rockyview will seek to list the Rockyview Shares on another Canadian stock exchange. **Conditional listing approval has not yet been obtained and there can be no assurance that the Rockyview Shares will be listed on the TSX or any other stock exchange.** While Rockyview intends to continue to seek a listing for the Rockyview Shares if such shares are not listed on the TSX, delays in obtaining, or the inability to obtain, such listings is not a condition of the parties to the completion of the Plan of Arrangement.

THE BUSINESS OF ROCKYVIEW

General

Pursuant to the Arrangement, APF Unitholders will be entitled to acquire common shares of Rockyview and Rockyview will acquire the Rockyview Assets from APF Inc. See "Arrangement" in the Information Circular for the complete details of the Arrangement.

Immediately following the completion of the Arrangement, Rockyview will complete the Rockyview Private Placement. See "Other Matters to be Considered at the Meeting – Approval of the Rockyview Private Placement" in the Information Circular.

A complete description of the Rockyview Assets, including the natural gas and oil reserves attributable to them, is provided in this Appendix. Pro forma financial information concerning Rockyview, after the acquisition of the Rockyview Assets, is provided in the Pro Forma Consolidated Financial Statements attached as Schedule "B" to this Appendix. Attached at Schedule "A" to this Appendix is a Statement of Net Operating Revenue concerning the principal Rockyview Assets for the years ended December 31, 2004 and 2003.

Following the Arrangement, Rockyview will engage in the exploration, acquisition, development and production of oil and natural gas reserves, primarily in the province of Alberta. Rockyview will have approximately 1,000 boe/d of initial production and 55,815 net acres of undeveloped land.

Business Plan

Rockyview's objective is to grow cash flow, production and reserves on a per unit basis through a combination of effective drilling and accretive acquisitions. The most essential factor in achieving this is an integrated management team with a cohesive plan to extract maximum value form the Rockyview asset base.

Strong Management

Drawing on a collective experience of more than one hundred years in the oil and gas business, Rockyview's management team has a demonstrated track record of bringing together all of the key components to a successful exploration and production company: strong technical skills; expertise in planning and financial controls; ability to execute on business development opportunities; capital markets expertise; and an entrepreneurial spirit that will allow Rockyview to move nimbly to identify, evaluate and execute on value-added initiatives. See "Directors and Officers" below.

Drilling and Acquisitions

Rockyview's management team has demonstrated top decile performance in its ability to generate, high-grade and monetize drilling prospects. While at APF Inc., this group was responsible for a drilling program which, from 2001 to 2004, was the only one among the royalty trust sector that, on average, replaced at least 100 per cent of its production through the drill bit and other production enhancement techniques. By creating a drilling program that comprised low risk development, step out and exploration initiatives, APF Inc. demonstrated that it could effectively maximize the value of its asset base through a diversified portfolio management approach.

The inventory for this drilling activity was created through grass roots initiatives such as crown land acquisitions and farm-ins, as well as through corporate and asset acquisitions. Immediately prior to the announcement of its merger with StarPoint and with more than 500,000 net acres, APF Inc. had one of the sector's highest ratios of undeveloped land to daily production.

APF Inc. also demonstrated an ability to execute effectively on mergers and acquisitions. Focussing not only on the quality of on-stream production but also on the upside still resident in an acquisition opportunity, APF Inc. was able to quickly turn this potential to its unitholders account, becoming one of the highest cash-flowing trusts.

Operating Focus

Rockyview's initial assets are located in the greater Wood River area, located between Red Deer and Edmonton in south-central Alberta. This gas-prone area is prospective in numerous geological formations, for both conventional production as well as CBM. In addition to a stable production base that comes with an operated infrastructure of facilities, Rockyview has 55,815 acres of undeveloped land from which it can grow its platform.

Initially, Rockyview will allocate most of its human and financial resources to developing this operating area. This will include executing on a drilling program that has currently identified approximately 50 locations, ranging from low-risk development wells to higher-impact exploration wells.

Using a strategy that will take advantage of the management team's strengths, Rockyview will also identify and evaluate two to three new potential core areas. Target criteria will be: high, operated working interests; multi-zone potential; and drilling upside.

Building Rockyview with a focussed set of properties will position the company more effectively for an ultimate exit strategy that could involve an outright sale, a merger with another energy company or a conversion into a trust.

Competition

The oil and natural gas industry is competitive in all its phases. Rockyview will compete with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Rockyview's competitors will include resource companies that have greater financial resources, staff and facilities than those of Rockyview. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Rockyview anticipates that its competitive position will be equivalent to that of other oil and gas issuers of similar size and at a similar stage of development.

Seasonal Factors

The exploration for and development of oil and natural gas reserves is dependent on access to areas where production is to be conducted. Seasonal weather variations, including freeze-up and break-up, affect access in certain circumstances.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Compliance with such legislation can require significant expenditures or result in operational restrictions. Breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties, all of which might have a significant negative impact on earnings and overall competitiveness. See below under the heading "Industry Conditions - Environmental Regulation".

Personnel

As at the date of the Information Circular, Rockyview has no employees. After giving effect to the Arrangement, Rockyview expects that it will have 5 officers and 7 employees at its office in Calgary. Rockyview will seek to add additional employees in the future to meet its growth objectives.

Credit Facilities

Rockyview is working with a Schedule "A" bank to provide a $12 to $14 million credit facility to Rockyview.

STATEMENT OF RESERVES DATA

Information in this Statement of Reserves Data is prescribed by Section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("**NI 51-101**"). Terms for which a meaning is given in NI 51-101 have the same meaning in this Statement.

The information provided with respect to the reserves data of Rockyview is effective December 31, 2004 and was prepared May 16, 2005.

The Rockyview Report was consolidated by GLJ and includes Canadian CBM properties which were evaluated by Sproule Associates Ltd. and conventional oil and gas properties which were evaluated by GLJ. APF Inc. provided GLJ personnel with basic information which included land and accounting data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which the Rockyview Report is based, was obtained from public records, other operators, and from GLJ non-confidential files.

A report on reserves data respecting the Rockyview Assets by GLJ and a report of management and directors on oil and gas disclosure are provided in Schedule "D" to this Appendix "H".

Reserves Data

The following tables set forth certain information relating to the oil and natural gas reserves attributable to the Rockyview Assets, and the present value of the estimated future net revenue associated with such reserves, and is derived from the Rockyview Report. **It should not be assumed that the estimated present worth values of net production revenue contained in the following tables represents the fair market value of the reserves. All evaluations have been stated prior to any provision for income taxes. There is no assurance that the price and cost assumptions contained in the constant price and cost and escalating price and cost assumption cases will be attained and variances could be material.**

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004

CONSTANT PRICES AND COSTS

RESERVES CATEGORY	RESERVES							
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS		TOTAL	
	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)
PROVED								
Developed Producing	61	62	6,854	5,749	43	30	1,246	1,050
Developed Non-Producing	-	-	1,970	1,618	13	8	342	278
Undeveloped	-	-	770	683	-	-	128	114
TOTAL PROVED	61	62	9,593	8,051	56	38	1,716	1,442
PROBABLE	173	158	7,235	6,227	28	20	1,407	1,215
TOTAL PROVED PLUS PROBABLE	234	219	16,828	14,277	84	58	3,123	2,657

Columns may not add due to rounding.

	NET PRESENT VALUE OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
PROVED					
Developed Producing	31.3	24.9	21.6	19.3	17.6
Developed Non-Producing	6.8	5.9	5.1	4.5	4.0
Undeveloped	1.6	1.3	1.0	0.8	0.7
TOTAL PROVED	39.7	32.0	27.7	24.6	22.3
PROBABLE	34.7	26.1	20.4	16.4	13.6
TOTAL PROVED PLUS PROBABLE	74.4	58.1	48.1	41.0	35.8

Columns may not add due to rounding.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004

FORECAST PRICES AND COSTS

RESERVES CATEGORY	RESERVES							
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS		TOTAL	
	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)
PROVED								
Developed Producing	61	62	6,747	5,653	42	30	1,228	1,034
Developed Non-Producing	-	-	1,980	1,624	13	8	343	279
Undeveloped	-	-	578	507	-	-	96	85
TOTAL PROVED	61	62	9,305	7,784	56	38	1,668	1,397
PROBABLE	173	158	7,414	6,390	28	20	1,437	1,243
TOTAL PROVED PLUS PROBABLE	234	220	16,718	14,174	84	58	3,104	2,640

Columns may not add due to rounding.

RESERVES CATEGORY	NET PRESENT VALUE OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)				
	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
PROVED					
Developed Producing	26.9	21.4	18.8	17.0	15.6
Developed Non-Producing	5.8	5.1	4.4	3.9	3.5
Undeveloped	1.2	1.0	0.9	0.7	0.6
TOTAL PROVED	33.9	27.5	24.1	21.6	19.7
PROBABLE	28.9	22.0	17.2	13.9	11.5
TOTAL PROVED PLUS PROBABLE	62.9	49.5	41.3	35.5	31.2

Columns may not add due to rounding.

Notes:

(1) The net present value of future net revenues has been presented only on a before income taxes basis.
(2) "Gross" reserves are the company working interest share before deduction of royalties and without including royalty interests.
(3) "Net" reserves are the company working interest share after deduction of royalty obligations, plus royalty interests.
(4) ARTCs associated with eligible interests have not been included.
(5) The effect on projected revenues of hedging activity that may be carried out has not been included.
(6) Processing income was included as "Other Income" in the corporate total economic forecast.
(7) Provisions for the abandonment and reclamation of only those company wells assigned reserves by GLJ and Sproule were included.
(8) General and administrative costs and overhead recovery were not included.
(9) The constant price analysis was performed by rerunning the evaluation database using fixed last day (December 31, 2004) posted pricing and no cost escalations.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004

CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	77,276	11,202	19,206	6,091	1,122	39,655	0	39,655
Proved Plus Probable Reserves	134,478	19,163	28,523	10,985	1,413	74,393	0	74,393

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004

CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	6,129
	Natural Gas (including CBM and by-products but excluding solution gas from oil wells)	21,575
	Total	27,704
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	11,687
	Natural Gas (including CBM and by-products but excluding solution gas from oil wells)	36,395
	Total	48,082

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004

FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	70,503	10,288	19,659	5,397	1,218	33,941	0	33,941
Proved Plus Probable Reserves	124,532	17,736	31,018	11,163	1,739	62,876	0	62,876

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004

FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	5,732
	Natural Gas (including by-products but excluding solution gas from oil wells)	18,319
	Total	24,052
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	10,794
	Natural Gas (including CBM and by-products but excluding solution gas from oil wells)	30,495
	Total	41,290

PRICING ASSUMPTIONS

The following tables set forth the benchmark reference prices and pricing assumptions used in preparing the reserves data and, in the case of forecast prices and costs, the inflation rate assumptions.

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2004

CONSTANT PRICES AND COSTS

Crude Oil and Natural Gas Prices

Year	Inflation %	Exchange Rate $US/$Cdn	West Texas Intermediate Crude Oil at Cushing Oklahoma Then Current $US/bbl	Brent Blend Crude Oil FOB North Sea Then Current $US/bbl	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars) Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
2004 (Year End)	0.0%	0.8308	$43.45	$40.46	$46.54	$25.92	$24.33	$32.12	$22.66	$29.79	$34.44	$48.97

Constant Thereafter

Natural Gas and Sulphur

Year	US Gulf Coast Gas Price @ Henry Hub Then Current $US/mmbtu	Midwest Price@ Chicago Then Current $US/mmbtu	AECO-C Spot Then Current $Cdn/mmbtu	Alberta Plant Gate: Spot Then Current $/mmbtu	Alberta Plant Gate: ARP $/mmbtu	Alberta Plant Gate: Aggregator $/mmbtu	Alberta Plant Gate: Alliance $/mmbtu	Saskatchewan Plant Gate: SaskEnergy $/mmbtu	Saskatchewan Plant Gate: Spot $/mmbtu	Saskatchewan Plant Gate: Sumas Spot $US/mmbtu	British Columbia: CanWest Plant Gate $/mmbtu	British Columbia: Spot Plant Gate $/mmbtu	Sulphur FOB Vancouver $US/LT	Alberta Sulphur at Plant Gate $Cdn/LT
2004 (Year End)	$6.15	$6.25	$6.79	$6.54	$6.49	$6.39	$6.39	$6.64	$6.69	$5.50	$5.44	$6.49	$63.50	$34.00

Constant Thereafter

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
The plant gate price represents the price before raw gas gathering and processing changes are deducted.
Spot refers to weighted average one month price.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of December 31, 2004

FORECAST PRICES AND COSTS

	OIL[1]							
Year	West Texas Intermediate Crude Oil at Cushing Oklahoma Then Current $US/bbl	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl	Natural Gas[1] AECO-C Spot Then Current $Cdn/mmbtu	Edmonton Pentanes Plus $Cdn/bbl	Inflation[1] %	Bank of Canada Average Noon Exchange Rate[2] $U.S./$Cdn
Historical[3]								
2001	25.97	39.40	16.94	31.56	6.21	42.48	2.6	0.646
2002	26.08	40.33	26.57	35.48	4.04	40.73	2.2	0.637
2003	31.07	43.66	26.26	37.55	6.66	44.23	2.8	0.721
2004	41.38	52.96	29.11	45.75	6.88	54.07	1.9	0.769
Forecast								
2005	42.00	50.25	27.50	43.75	6.60	50.75	2.0	0.82
2006	40.00	47.75	28.50	41.50	6.35	48.25	2.0	0.82
2007	38.00	45.50	28.75	39.50	6.15	46.00	2.0	0.82
2008	36.00	43.25	27.25	37.75	6.00	43.75	2.0	0.82
2009	34.00	40.75	25.50	35.50	6.00	41.25	2.0	0.82
2010	33.00	39.50	24.75	34.25	6.00	40.00	2.0	0.82
2011	33.00	39.50	24.75	34.25	6.00	40.00	2.0	0.82
2012	33.00	39.50	24.75	34.25	6.00	40.00	2.0	0.82
2013	33.50	40.00	24.75	34.75	6.10	40.50	2.0	0.82
2014	34.00	40.75	25.50	35.50	6.20	41.25	2.0	0.82
2015	34.50	41.25	25.75	36.00	6.30	41.75	2.0	0.82
2016+	2%/yr	2%/yr	2%/yr	2%/yr	2%/yr	2%/yr	2.0	0.82

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.
(3) Weighted average historical prices for the four most recent financial years.
(4) The price forecast is the GLJ standard price forecast effective January 1, 2005.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. In general, undeveloped reserves are scheduled to be developed within the next two years of the effective date. Capital expenditures to develop proved undeveloped reserves are estimated at $1.1 million in 2005 and Nil in 2006.

Significant Factors or Uncertainties

For details of important economic factors or significant uncertainties that affect particular components of the Reserves Data, see "Management's Discussion And Analysis" and "Risk Factors".

Future Development Costs

The following table sets forth development costs deducted in the estimation of future net revenue attributable to the reserve categories of the Rockyview Assets noted below.

The source of funding for future development costs will be internally generated cash flow, debt or a combination of both. Disclosed reserves and future net revenue will not be materially affected by the costs of funding the future development expenditures.

	Development Costs Deducted in Estimating Future Net Revenues													
	Development Costs – Undiscounted ($000)							Development Costs @ 10% Discount Rate						
Reserves Category	2005	2006	2007	2008	2009	Thereafter	Total	2005	2006	2007	2008	2009	Thereafter	Total
Total Proved (Constant prices and costs)	4,261	-	980	200	400	250	6,091	4,063	-	772	143	260	134	5,373
Total Proved (Forecast prices and costs)	3,451	-	1,020	212	433	282	5,397	3,290	-	804	152	282	151	4,679
Total Proved plus Probable (Forecast prices and costs)	8,526	395	1,020	212	433	577	11,163	8,129	342	804	152	282	260	9,969

Other Oil and Gas Information

The following is a description, by area, of the principal producing oil and natural gas properties that comprise the Rockyview Assets. Unless otherwise specified, production estimates, gross and net acres and well count information are as at December 31, 2004. **All reserve data presented under this heading is based on the Rockyview Report with an effective date of December 31, 2004. Reference should be made to the Rockyview Report and the assumptions and other valuation criteria referred to in the "Statement of Reserves Data" section above.**

Core Properties

The Rockyview Assets are focused in Central Alberta. They are predominantly natural gas (88%) with the majority being operated by Rockyview. These assets will be managed by a highly experienced team of technical and business professionals whose mandate is to increase the value of these assets through a combination of exploitation, exploration, optimization and acquisitions.

Key Properties: Wood River, Wetaskiwin, Bashaw, Stettler, Bittern Lake, Clive and Knellar
Target Formations: Cretaceous Edmonton sands and coals, Belly River sands and coals, Viking sands, Basal Quartz and Lower Mannville sands, and Devonian carbonates

Production from Rockyview's properties averaged 1,038 boe/d during 2004, comprised of 91 bbls/d of liquids and 5,679 mcf/d of gas, consisting of primarily conventional volumes. The Wood River assets are prospective for both conventional and coalbed methane production in multiple zones. Wood River's core producing conventional zones are the Belly River and Basal Quartz (Ellerslie). Rockyview plans to aggressively develop these reservoirs during 2005.

Coalbed Methane drilling activity during 2004 on the properties Rockyview will acquire focused on the Horseshoe Canyon ("HSC") and Bearpaw coals. These coals produce natural gas at shallow depths with no associated water. To the end of 2004, the industry had drilled over 2,500 HSC wells with total current production of approximately 150 mmcf/d, making this play one of the largest new gas discoveries in Western Canada. During 2004, several pilot projects were initiated along a 100 kilometer trend (from Knellar to Stettler) in order to evaluate the ultimate potential of the HSC. Based upon these results, Rockyview plans to aggressively pursue drilling opportunities on its core properties. The company has identified over 100 drillable locations with Belly River and CBM potential. In order to accommodate the significant volumes of natural gas that will be developed, gas compression, pipelines and processing facilities are being constructed in these areas.

Facilities

The following table sets out major facilities which form part of the Rockyview Assets as at December 31, 2004.

Area Name	Working Interest	Major Facilities[1]
Bashaw, Alberta	68.8%	Bashaw D-2H Unit - 07-05-042-23 W4 Battery
	68.8%	Bashaw D-2H Unit - 08-05-042-23 W4 SWD Well
Wood River, Alberta	83.2%	Wood River 01-28-43-23 W4 Plant & GGS
	100.0%	Wood River 02-10-043-23 W4 Compressor
	92.0%	Wood River 02-25-043-23 W4 Compressor
	100.0%	Wood River 06-04-043-23 W4 Compressor
	50.0%	Wood River 06-16-043-23 W4 Battery
	50.0%	Wood River 08-06-043-23 W4 Battery & 09-06-043-23 W4 SWD well
	79.0%	Wood River 09-02-043-23 W4 Compressor
	100.0%	Wood River 09-06-043-23 W4 Compressor
	74.8%	Wood River 11-16-043-23 W4 Compressor
	83.2%	Wood River 16-08-043-23 W4 Compressor
	74.8%	Wood River Basal Quartz Unit #1 - 16-08-043-23 W4 Battery
Wetaskiwin, Alberta	100.0%	Wetaskiwin 06-01-046-24 W4 Compressor
Stettler, Alberta	50.0%	Stettler 3-18-38-19W4 Compressor
	100.0%	Stettler 14-11-38-20W4 Compressor

Note:

(1) "Major Facilities" includes only significant processing facilities and pipelines associated with the designated area.

Producing Wells

The number of wells on the principal properties comprising the Rockyview Assets as at December 31, 2004 and March 31, 2005 and which management considers capable of production are set out in the following table:

	December 31, 2004									
	Producing[1]				Shut-in[2][6]					
	Gas		Oil		Gas		Oil		Other[5]	
	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]
Alberta	114	70.0	19	13.2	9	4.1	4	1.4	2	1.2

	March 31, 2005									
	Producing[1]				Shut-in[2][6]					
	Gas		Oil		Gas		Oil		Other[5]	
	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]
Alberta	128	79.5	19	13.2	13	6.9	4	1.4	2	1.2

Notes:

(1) Information derived from Rockyview Report effective December 31, 2004 and from internal APF Inc. reports.
(2) "Shut-in" wells are wells which are not producing but which management considers to be capable of production.
(3) "Gross" wells are the number of wells on the Properties in which the company has an interest.
(4) "Net" wells are the number of gross wells multiplied by the net working interest share of the company therein.
(5) "Other" wells include injection wells, disposal wells and service wells.
(6) All wells that are assigned Proved Non-Producing Reserves are within economic distance of gathering systems, pipelines or other means of transportation.

Properties with No Attributed Reserves

The following table outlines the undeveloped land holdings attributable to the Rockyview Assets as at December 31, 2004.

	Undeveloped	
	Gross	Net
Total Alberta	77,206	55,815

In addition to the Canadian oil and gas reserves, GLJ also valued 55,815 acres of net undeveloped land included in the Rockyview Assets at $6.5 million. The value was derived by reference to land sales proximate to the relevant acreage, the applicable working interest and expiry profile.

There are no material work commitments on the undeveloped land holdings through December 31, 2005. Management expects that 12,544 net acres of its undeveloped land holdings may expire within one year.

Additional Information Concerning Abandonment and Reclamation Costs

Future abandonment and reclamation costs have been estimated based on actual costs incurred to date for abandonment and reclamation activities. Costs to abandon approximately 69 net wells totaling $1.8 million ($0.7 million discounted at 10%) are included in the estimate of future net revenue. Costs of $3.7 million ($0.1 million discounted at 10%) relating to suspended wells, facilities abandonment and site reclamation are not included in the estimate of future net revenue. Abandonment and reclamation costs included in the estimate of future net revenue for the next three years are zero in 2005, $0.015 million in 2006 and $0.059 million in 2007, for total proved plus probable reserves, using forecast prices and costs.

Tax Horizon

Rockyview expects to have and to be able to generate sufficient tax pools that it will not be taxable prior to December 31, 2006.

Costs Incurred

The following table summarizes costs incurred on the Rockyview Assets for the year ended December 31, 2004 and the three months ended March 31, 2005.

Costs ($000)	December 31, 2004	March 31, 2005
Property Acquisition Costs		
Proved Properties	3,389	587
Unproved Properties	5,569	272
Exploration Costs		
Seismic	705	226
Development Costs		
Drilling and Completions	4,805	2,035
Facilities	184	1,116
Other		
TOTAL	14,652	4,236

Drilling History

The following table sets forth the drilling activity on the Rockyview Assets for the year ended December 31, 2004 and for the three months ended March 31, 2005.

	Year Ended December 31, 2004					
	Development Wells		Exploration Wells		Total Wells	
	Gross[(1)]	Net[(2)]	Gross[(1)]	Net[(2)]	Gross[(1)]	Net[(2)]
Natural Gas	14	9.5	3	2.4	17	11.9
Coalbed Methane	12	7.5	1	0.4	13	7.9
Other[(3)]	3	1.8	-	-	3	1.8
TOTAL	29	18.8	4	2.8	33	21.6

	Three Months Ended March 31, 2005					
	Development Wells		Exploration Wells		Total Wells	
	Gross [(1)]	Net[(2)]	Gross[(1)]	Net[(2)]	Gross[(1)]	Net[(2)]
Natural Gas	2	0.6	-	-	2	0.6
Coalbed Methane	10	4.4	-	-	10	4.4
Other[(3)]	-	-	-	-	-	-
TOTAL	12	5.0	-	-	12	5.0

Notes:

(1) "Gross" wells means the number of wells in which the company has an interest.
(2) "Net" wells means the aggregate of the numbers obtained by multiplying each gross well by the percentage working interest of the company therein.
(3) "Other" wells include injection wells, disposal wells and service wells.

Production Estimates

The following table sets out the gross volume of production from the Rockyview Assets, estimated for the year ended December 31, 2005, which is reflected in the estimate of future net revenue disclosed in the tables contained under "Statement of Reserves Data".

	Light and Medium Crude Oil bbl/d		Natural Gas mcf/d		NGLs bbl/d		Boe boe/d	
	Forecast	Constant	Forecast	Constant	Forecast	Constant	Forecast	Constant
Proved Producing	39	39	4,893	4,893	37	37	891	891
Total Proved	39	39	6,772	6,881	47	47	1,215	1,233
Proved plus Probable	115	115	7,960	7,960	53	53	1,495	1,495

Production History - Last Four Quarters 2004, First Quarter 2005

	Quarter Ended 2005	Quarter Ended 2004			
	March 31	December 31	September 30	June 30	March 31
Average Daily Production					
Light & Medium Crude Oil (bbl/d)	43	40	57	71	93
Gas (mcf/d)	5,680	5,995	5,276	5,908	5,536
NGLs (bbl/d)	34	35	26	28	16
Combined (boe/d)	1,023	1,074	962	1,084	1,030
Average Price Received					
Light & Medium Crude Oil ($/bbl)	$53.22	$50.01	$49.83	$45.20	39.14
Gas ($/mcf)	$ 7.03	$ 6.80	$ 6.23	$ 6.96	6.49
NGLs ($/bbl)	$47.26	$48.75	$46.74	$43.87	39.40
Combined ($/boe)	$42.80	$41.40	$38.37	$42.03	38.98
Royalties					
Light & Medium Crude Oil ($/bbl)	$ 5.41	$ 5.55	$ 5.66	$ 5.97	$ 5.86
Gas ($/mcf)	$ 1.34	$ 1.37	$ 1.39	$ 1.80	$ 1.71
NGLs ($/bbl)	$13.57	$13.48	$13.29	$22.39	$15.53
Combined ($/boe)	$ 8.10	$ 8.32	$ 8.32	$10.76	$ 9.97
Operating Expenses(1)					
Light & Medium Crude Oil ($/bbl)	$ 6.03	$ 7.85	$ 8.64	$ 7.89	$ 4.63
Gas ($/mcf)	$ 1.00	$ 1.31	$ 1.44	$ 1.32	$ 0.77
NGLs ($/bbl)	$ -	$ -	$ -	$ -	$ -
Combined ($/boe)	$ 5.82	$ 7.60	$ 8.41	$ 7.69	$ 4.56
Netback					
Light & Medium Crude Oil ($/bbl)	$41.78	$36.61	$35.53	$31.34	$28.65
Gas ($/mcf)	$ 4.69	$ 4.12	$ 3.40	$ 3.84	$ 4.01
NGLs ($/bbl)	$33.69	$35.27	$33.45	$21.48	$23.87
Combined ($/boe)	$28.88	$25.48	$21.64	$23.58	$24.45
Other - Royalty Income ($/boe)	$ 2.14	$ 1.70	$ 2.13	$ 1.71	$ 1.85
Total	$31.02	$27.18	$23.77	$25.29	$26.30

Notes:

(1) Operating expenses include all costs (exclusive of drilling costs, completion costs and equipping costs) to operate wells for the recovery of petroleum, freehold mineral, municipal and property taxes and surface lease rentals, but do not include general and administrative expenses.

(2) The expenditures listed are for asset acquisitions and do not include corporate acquisitions.

(3) Including expenditures on facilities.

The following table provides details of average daily production for the years ended December 31, 2004 and 2003.

Production History -Total

	Year Ended December 31		
	2004	2003	% Change
Light & Medium Crude Oil (bbls)	65	73	(11)
Natural Gas (mcf)	5,679	4,356	30
NGL (bbl)	26	15	73
Total (boe)	1,038	815	27
Production split			
Oil and NGLs	9%	11%	
Natural Gas	91%	89%	

Note:

(1) Production volumes for the year were 27% higher in 2004, compared to 2003, due primarily to drilling programs at Wood River. Natural production declines were partially offset throughout the year by production increases from successful development drilling programs at Wood River, Kneller and Stettler.

SELECTED FINANCIAL INFORMATION

Financial and Production Information

The following is a summary of selected financial and production information for the Rockyview Assets for the periods indicated. The following information should be read in conjunction with the Statement of Net Operating Revenue concerning the Rockyview Assets for the years ended December 31, 2004 and 2003 and for the three month period ended March 31, 2005 attached as Schedule "A" to this Appendix and the Pro Forma Financial Statements of Rockyview attached as Schedule "B" to this Appendix.

	Three Months Ended March 31, 2005	**Year Ended December 31,**	
		2004	**2003**
		(audited)	(audited)
	$	$	$
Gross Revenue	4,138,921	15,987,581	11,479,465
Royalty Expenses	745,699	3,554,604	2,613,389
Production Costs	536,476	2,681,335	1,443,707
Operating Income	2,856,746	9,751,642	7,422,369
Production			
Oil and NGLs (bbls/d)	77	91	88
Natural gas (mcf/d)	5,680	5,679	4,356
Oil equivalent (bbls/d)	1,023	1,038	815

Management's Discussion & Analysis

Rockyview will have both a short-term and long-term need for capital. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets, while the acquisition and development of oil and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of Rockyview - internally generated cash flow, long-term debt, equity, and farm-out arrangements.

Rockyview expects to have a bank loan facility of approximately $12 to $14 million in place prior to the Arrangement becoming effective. Rockyview will prudently use its bank loan facility to finance its operations as required. It is expected that this will be the case, particularly in respect of financing the acquisition of producing properties.

In respect of equity financings, there is an active market for this form of financing for Canadian oil and natural gas companies. Rockyview anticipates that it will make use of this form of financing for any significant expansion in its capital programs.

All of Rockyview's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. Rockyview has no control over government intervention or taxation levels in the oil and natural gas industry.

The pro forma liability for asset retirement obligations of Rockyview was $810,900 as at March 31, 2005. Rockyview intends to review the asset retirement costs annually. The liability is the fair value of the estimated future costs to abandon and reclaim Rockyview Assets discounted at a credit adjusted risk free rate of 8 percent. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows.

Rockyview intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. Rockyview understands that the Rockyview Assets are in substantial compliance, in all material respects, with current environmental legislation and will work with governmental environmental agencies to maintain this level of compliance.

Although Rockyview has no set policy, management of Rockyview may use financial instruments to reduce corporate risk in certain situations. Rockyview's strategy for natural gas and crude oil production is to hedge existing or to be acquired production at the discretion of management, to help guarantee a return or to facilitate financings when concluding a business transaction. Rockyview will have no hedging commitments in place upon completion of the Arrangement.

Dividend Policy

Rockyview has not declared or paid any dividends on the Rockyview Shares since its incorporation. Any decision to pay dividends on the Rockyview Shares will be made by the board of directors of Rockyview on the basis of the corporation's earnings, financial requirements and other conditions existing at such future time.

ROCKYVIEW SHARE CAPITAL

Rockyview Shares

Rockyview is authorized to issue an unlimited number of Rockyview Shares. Holders of Rockyview Shares are entitled to one vote per share at meetings of shareholders of Rockyview, to receive dividends if, as and when declared by the board of directors and to receive *pro rata* the remaining property and assets of Rockyview upon its dissolution or winding-up, subject to the rights of shares having priority over the Rockyview Shares.

Rockyview Preferred Shares

Rockyview is authorized to issue an unlimited number of Rockyview Preferred Shares, issuable in series. The directors of Rockyview are entitled to determine the designation, rights, privileges, restrictions and conditions attaching to the shares of a series.

1163947 Share Capital/Rockyview Multiple Voting Shares

The share capital of 1163947 is comprised of an unlimited number of common shares, an unlimited number of Preferred Shares and one hundred multiple voting shares ("Multiple Voting Shares"). The holders of the common shares of 1163947 are entitled to one vote per share at meetings of shareholders of 1163947, to receive dividends if, as and when declared by the board of directors and to receive *pro rata* the remaining property and assets of 1163947 upon its dissolution or winding-up, subject to the rights of shares having priority over the common shares of 1163947.

The Multiple Voting Shares entitle the holders to one million (1,000,000) votes per share at meetings of shareholders of 1163947. The Multiple Voting Shares rank equally with the common shares of 1163947 with respect to dividends and the right to receive property and assets on the dissolution or winding-up of 1163947. At the date hereof there are issued and outstanding one hundred common shares of 1163947 held by Rockyview, no Preferred Shares and one (1) Multiple Voting Share held by AFF Inc.

As a result of the amalgamation of 1163947 and Rockyview, each common share of 1163947 issued to APF Unitholders pursuant to the Arrangement will be exchanged for a common share of the amalgamated corporation. Each common share held by Rockyview will be cancelled, and each Multiple Voting Share issued to APF Inc. will be exchanged for a Multiple Voting Share of the amalgamated corporation.

As a final step to the Arrangement, the Multiple Voting Shares of Rockyview held by APF Inc. shall be redeemed and the Articles of Amalgamation of Rockyview will be amended to remove the Multiple Voting Shares from the authorized capital.

PRIOR SALES

On April 12, 2005, Rockyview issued 100 Rockyview Shares at a price of $0.01 per share to facilitate its organization.

See also "Other Matters to be Considered at the Meeting – Approval of the Rockyview Private Placement".

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Rockyview, effective March 31, 2005 both before and after giving effect to the Arrangement. See the Balance Sheet of Rockyview attached at Schedule "C" to this Appendix.

Designation	Authorized	Outstanding as at April 12, 2005 prior to giving effect to the Arrangement	Outstanding as at April 12, 2005 after giving effect to the Arrangement
Rockyview Shares	Unlimited	$1 (100 shares)	$49,856,586 (12,849,771 shares)(1)
Rockyview Preferred Shares	Unlimited	$nil (nil shares)	$nil (nil shares)
Rockyview Multiple Voting Shares	100	$1 (100 shares)	$0 (nil shares)
Bank Loan	0	$nil	$nil(2)

Notes:

(1) Assumes the issuance of 1,826,484 Rockyview Shares pursuant to the Rockyview Private Placement.

(2) Rockyview expects that a new banking facility will be arranged prior to the Effective Date.

(3) After giving effect to the Arrangement and the Rockyview Private Placement there will also be outstanding 913,242 warrants to acquire Rockyview Shares and 927,500 options to acquire Rockyview Shares.

STOCK OPTION PLAN

The board of directors of Rockyview has adopted a stock option plan (the "**Rockyview Stock Option Plan**"). The Rockyview Stock Option Plan is being put before the APF Unitholders for their approval at the Meetings. A copy of the Rockyview Stock Option Plan is set out in Appendix "I" to the Information Circular. **A detailed description of the Rockyview Stock Option Plan is provided in the main body of the Information Circular under the heading "Other Matters to be Considered at the Meetings – Approval of the Rockyview Stock Option Plan".**

DIRECTORS AND OFFICERS

The name, municipality of residence, principal occupation following the Arrangement and the Merger and proposed position, of each of the directors and officers of Rockyview are as follows:

Name and Residence	Position with Rockyview	Principal Occupation
Steven Cloutier, B.A., LL.B. Calgary, Alberta	Director and Chief Executive Officer	President and Chief Executive Officer of Rockyview.

Name and Residence	Position with Rockyview	Principal Occupation
Martin Hislop, C.A. Calgary, Alberta	Director	Retired Businessman.
John Howard, P. Eng. Calgary, Alberta	Director	President, Lunar Enterprises Corp., a private oil and gas company established in 1987.
Nancy Penner, LL.B. Calgary, Alberta	Director	Counsel, Parlee McLaws LLP.
Alan MacDonald, C.A. Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of Rockyview.
Daniel Allan, P. Geol. Calgary, Alberta	Vice-President, Exploration and Production	Chief Operating Officer of Rockyview.
Wayne Geddes, P. Land Calgary, Alberta	Vice-President, Land	Vice-President, Land of Rockyview.
Howard Anderson, P.Eng. Calgary, Alberta	Vice-President, Engineering	Vice-President, Engineering of Rockyview.

Each of the above named directors and officers has held the same principal occupation for the past five years except as described below.

Steven Cloutier – President & Chief Executive Officer; Director

Steve Cloutier was appointed President and Chief Operating Officer of APF Inc. in 2002. From 1996 to 1998, he was Vice President, Corporate Development of APF Inc. In 1998, he was promoted to Executive Vice President and Chief Operating Officer. Since co-founding APF Trust, Mr. Cloutier has been directly involved in oil and gas transactions worth almost more than $2 billion, including the merger with StarPoint.

A native of Montreal, Quebec, Mr. Cloutier graduated in 1985 from McGill University with a bachelor's degree in industrial relations. From 1985 to 1987, Mr. Cloutier worked for a Montreal-based wealth management company. In 1986, he entered the University of Victoria Law School, from which he graduated in 1989. He commenced his legal career that year, moving to Toronto where he practiced corporate law and in 1994, he moved to Calgary joining Skyridge Resources Inc., a private oil and gas company, as Vice President, Corporate Development. In 1995, Mr. Cloutier co-founded Millennium Energy Inc., a junior oil and gas company whose shares traded on the TSX Venture Exchange, and remained a director of Millennium until it was merged with Crossfield Gas Ltd. in 2003 to form Bear Creek Energy Ltd.

Mr. Cloutier was a 2004 Prairies Region Finalist for the Ernst & Young Entrepreneur of the Year Award.

Daniel K. Allan – Chief Operating Officer

Mr. Allan is a Professional Geologist registered in both Alberta and the state of Wyoming, with more than 30 years of experience in the oil and gas industry. Following graduation with an honours degree in geology from McGill University in 1975, Mr. Allan began his career with Texaco Exploration, where he spent six years in Western Canada. In 1981 he moved to Dome Petroleum in Denver, Colorado and spent the next 14 years in the US. In 1994 he commenced employment with MAXX Petroleum as Exploration Manager and subsequently founded CanScot Resources Ltd. in 1997 as President & CEO. CanScot, an emerging coalbed methane ("CBM") player in the United States and Canada, was acquired by APF Inc. in September of 2003, at which time Mr. Allan joined APF Inc. and became responsible for all its CBM activities. In September 2004, he was promoted to Vice President, Exploration & Production, and assumed overall responsibility for all of APF Inc.'s technical functions, including engineering, operations and GeoScience.

Alan MacDonald – Chief Financial Officer

Mr. MacDonald is a chartered accountant with more than 24 years' experience in public practice and the oil and gas industry. From 1987 to 1999, Mr. MacDonald was Vice President, Finance of Starvest Capital Inc. which, among its other mandates, managed Starcor Energy Royalty Fund and Orion Energy Trust, two publicly-traded oil and gas royalty trusts. Prior to joining APF Inc., he was Vice President, Finance of Due West Resources Inc., a private oil and gas company.

Mr. MacDonald joined APF Inc. in August 2001 and led the team responsible for all financial, treasury and administrative functions.

Wayne Geddes – Vice President, Land

Mr. Geddes is a Professional Landman and has over 23 years' experience in the oil and gas sector. Prior to joining APF Inc., Mr. Geddes was Vice President, Land & Business Development at Calver Resources Inc., a private Calgary-based unconventional gas company. From 1993 to 2002, Mr. Geddes was with Anadarko Canada Corporation and its predecessor entities (Union Pacific Resources Inc. and Norcen Energy Resources Limited), where he assumed roles of increasing responsibility, culminating in his appointment as Land Negotiations Manager.

Mr. Geddes is a graduate of the University of Calgary and an active member of the Canadian Association of Petroleum Landmen, the American Association of Petroleum Landmen and has been active in Canadian Association of Petroleum Producers on various committees.

Howard Anderson – Vice President, Engineering

Mr. Anderson has over 25 years of oil and gas experience, specializing in reservoir development, acquisitions, and exploration engineering.

Prior to his appointment as Rockyview's Vice President, Engineering, Mr. Anderson worked at APF Inc. as Manager, Central Business Unit, where he had overall responsibility for the development and growth of the assets to be acquired by Rockyview. Prior to joining APF Inc., he served two years as Vice President, Engineering & Development at Pioneer Natural Resources Canada Inc. and 14 years at Canadian Hunter Exploration Ltd, in a series of technical and managerial positions. He started his career with Esso Resources / Imperial Oil Ltd.

A graduate of Queen's University at Kingston with a B.Sc. in Engineering Physics, Mr. Anderson is a member of APEGGA, CIM and SPE. He also serves in an advisory capacity to the Dean of Engineering at the University of Calgary

Martin Hislop – Chairman of the Board and Independent Director

Mr. Hislop is a chartered accountant with more than 25 years' experience in all aspects of financing and managing private and public oil and gas corporations, partnerships and trusts. He was most recently APF Inc.'s Chief Executive Officer.

Prior to co-founding the predecessor of APF Inc. in September 1994, Mr. Hislop was the President & Chief Executive Officer of Lakewood Energy Inc., a TSX-listed oil and gas company which was created as a result of the merger of 10 limited partnerships, for whom Mr. Hislop raised in excess of $125 million in equity between 1986 and 1992. During 1984 and 1985, he provided corporate finance consulting services to a Montreal-based investment dealer. Prior to that, Mr. Hislop was Vice President, Finance for Maxwell Cummings & Sons Holdings Ltd., a private investment company. In that capacity, he participated in the creation and/or financing of several oil and gas companies in which the Cummings group took positions, including Aberford Resources and Marline Oil. Under Mr. Hislop's stewardship, APF Trust generated an average annual rate of return of 22%, placing the APF Trust among industry leaders.

Mr. Hislop has sat on the board of a number of energy companies, including APF Inc., Bear Creek Energy Ltd., Millennium Energy Inc. and Bridgetown Energy Corporation.

John Howard – Independent Director

Mr. Howard is a professional engineer, graduating with a B.Sc. in Chemical Engineering in 1968 from the University of Alberta.

He has had a distinguished 35-year career in the oil and gas industry, and has held senior leadership roles with Aberford Resources (President & C.E.O., 1981-87), Novalta Resources and its successor, Seagull Energy Canada (President & C.E.O., 1987-97) and Sunoma Energy (President & C.E.O., 1999-2000) / Barrington Petroleum (President & C.E.O., 1999-2001). In addition, Mr. Howard served as a Governor of the Canadian Association of Petroleum Producers (1995-97) and its predecessor, the Independent Petroleum Producers Association of Canada (1982-87) including as its Chairman (1986-87). He also served the Government of Canada as a member of the Energy Options Advisory Committee (1987-88).

Mr. Howard has sat on the board of many corporations, and is currently a member of the following boards of directors: Bear Ridge Resources Ltd., Ketch Resources Ltd. (Trust), Eastshore Energy Ltd. and Trifecta Resources Inc. He will also be appointed to the board of directors of Bunker Energy Inc. on or about May 24, 2005.

Nancy Penner – Independent Director

Ms. Penner is Counsel with Parlee McLaws LLP, where she focuses her practice on securities, and oil and gas law. She has more than 20 years experience in public offerings of established corporations, royalty and income trusts, junior issuers and partnerships, developing strategies to protect shareholder value and assuring ongoing compliance with the requirements of securities regulatory authorities. She also advises Boards of Directors on corporate governance matters. In addition, Ms. Penner has experience in the oil and gas area, structuring transactions involving domestic and offshore properties and the formation and financing of limited partnerships and joint ventures.

It is anticipated that the Board of Directors of Rockyview will have an audit committee, a compensation committee, a reserves committee and an environmental, health and safety committee, but the membership of those committees has yet to be determined.

Each of the directors of Rockyview was appointed effective May 19, 2005 and will hold will hold office until the first annual meeting of the Rockyview shareholders or until his or her successor is duly elected or appointed, unless his or her office be earlier vacated in accordance with the Rockyview's articles or by-laws.

After giving effect to the Arrangement and the Rockyview Private Placement, it is anticipated that the proposed directors and officers of Rockyview will beneficially own, directly or indirectly, or exercise control or direction over 1.57 million Rockyview Shares, 0.69 million of the Rockyview Warrants, and 0.63 million of the Options. This represents approximately 12% of the number of Rockyview Shares (assuming 12.85 million Rockyview Shares), 76% of the number of Rockyview Warrants and 58% of the number of options outstanding.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

To date, Rockyview has not carried on any active business and has not completed a fiscal year of operations. No compensation has been paid by Rockyview to its executive officers or directors and none will be paid until after the Arrangement is completed. Following the completion of the Arrangement, it is anticipated that the executive officers of Rockyview will be paid salaries at a level that is comparable to other oil and gas companies of similar size and character.

As at the date hereof, there are no employment contracts in place between Rockyview and any of the executive officers of Rockyview and there are no provisions for compensation for the executive officers of Rockyview in the event of termination of employment or a change in responsibilities following a change of control. The Rockyview board of directors will consider whether employment contracts should be entered into with each of the executive officers of Rockyview following the completion of the Arrangement.

Rockyview has not established an annual retainer fee or attendance fee for directors. However, Rockyview may establish directors' fees in the future and will reimburse directors for all reasonable expenses incurred in order to attend meetings. It is anticipated that directors will be compensated for their time and effort by granting them options to acquire Rockyview Shares pursuant to Rockyview's stock option plan.

RISK FACTORS

An investment in Rockyview should be considered highly speculative due to the nature of Rockyview's activities and the present stage of its development. A summary of certain risk factors affecting Rockyview and the ownership of Rockyview Shares is set out below. These risk factors should be carefully considered.

Risks Associated with the Oil and Gas Industry Generally

An investment in the Rockyview Shares is speculative due to the nature of Rockyview's involvement in the exploration, development and production of oil and natural gas and its present stage of development. Exploration for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by Rockyview. In addition,

no assurance can be given that Rockyview will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Rockyview may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. Rockyview has not entered into any contracts relating to the acquisition or participation in any properties other than the Rockyview Assets nor have any letters of intent been executed. Rockyview is newly incorporated and has no history of operations and has no producing properties.

Rockyview's operations are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow outs, cratering and fires, all of which could result in personal injuries, loss of life and damage to property of Rockyview and others. In accordance with customary industry practice, Rockyview is not fully insured against all of these risks, nor are all such risks insurable. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean up orders. As referred to under "Industry Conditions", environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.

Environmental Risks

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so called "greenhouse gases". Rockyview's exploration and other operations and activities emit a small amount of greenhouse gases which may subject it to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements such as those in the *Climate Change and Emissions Management Act* (Alberta) may require the reduction of emissions or emissions intensity produced by Rockyview's operations. The direct or indirect costs of these regulations may adversely affect the business of Rockyview.

Dependence on Operators

Rockyview will maintain liability insurance, where available, covering risks in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent such insurance is available. Pursuant to agreements with third party operators, those operators are responsible for maintaining insurance coverage consistent with industry standards. Rockyview may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Further, liabilities may exceed the amount of insurance held.

The continuing production from the Rockyview Assets is dependent in part on the managerial ability of the operators of the Rockyview Assets and other working interest owners. Parties other than Rockyview may be the operators of the Rockyview Assets and Rockyview will only have a vote in respect of the management of the Rockyview Assets to the extent of its working interest therein. To the extent that an operator does not appropriately perform its obligations, or the majority of the working interest owners' interests differ from those of Rockyview, income from the Rockyview Assets could be reduced.

Availability of Equipment

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Rockyview and may delay exploration and development activities. To the extent that Rockyview is not the operator of its oil and gas properties, Rockyview will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Pricing

The marketability and price of oil and natural gas which may be acquired or discovered by Rockyview will be affected by numerous factors beyond the control of Rockyview. Rockyview will be affected by the differential between the price paid by refiners for light quality crude oil and the medium and heavy grades of crude oil produced by Rockyview. Rockyview's results of operations and financial condition are dependent on the prices received for its oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of Rockyview or its management. Any decline in oil or natural gas prices could have a material adverse effect on Rockyview's operations, financial condition, economically producible reserves and the opportunities for the development of its oil and natural gas reserves. The ability of Rockyview to market its natural gas may depend upon its ability to acquire space in pipelines which deliver natural gas to commercial markets. Rockyview is also subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties relating to the proximity of its reserves to pipelines and processing facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. The recovery of reserve estimates on the Rockyview Assets described herein are estimates only. The actual reserves on the Rockyview Assets may be greater or less than those calculated.

Competition

The oil and natural gas industry is intensely competitive and Rockyview must compete in all aspects of its operations with a number of other corporations which may have greater technical and/or financial resources.

Financing

Depending on future exploration and development plans, Rockyview may require additional financing which may not be available or, if available, may not be available on favourable terms.

Price Paid for Assets

The price paid for the Rockyview Assets from APF Inc. was based on engineering and economic assessments by independent engineers, which included a series of assumptions, many of which will be subject to change and will be beyond the control of Rockyview. Such factors could affect the return on and value of the Rockyview Shares.

Title

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. Rockyview will conduct such title reviews in connection with its principal properties that it believes is commensurate with the value of such properties.

Management and Key Personnel

Rockyview's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. Rockyview does not have key person insurance in effect for management. The contributions of these individuals to Rockyview's immediate operations are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Rockyview will be able to continue to attract and retain all personnel necessary for the development and operation of Rockyview's business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of Rockyview's management.

Market for Rockyview Shares

There can be no assurance that an active market for Rockyview Shares will develop or be sustained after the date hereof or that holders of Rockyview Shares will be able to sell them if they desire to do so.

Conflicts

There may be situations in which the interests of directors or officers of Rockyview will conflict with those of shareholders. In resolving such conflicts and in accordance with the *Business Corporations Act* (Alberta), directors who have a material interest in any person who is a party to a material contract or a proposed material contract with Rockyview are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Rockyview.

Circumstances may arise where members of the board of directors of Rockyview serve as directors or officers of corporations which are in competition to the interests of Rockyview. No assurances can be given that opportunities identified by such board members will be provided to Rockyview.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada and Alberta, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Rockyview in a manner materially different than they would affect other oil and gas issuers of similar size. All current legislation is a matter of public record and Rockyview is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil, Natural Gas and Associated Products

In the province of Alberta, oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (i.e. price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada and United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a

percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("**ARTC**") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below \$100 per m^3 and 25% at prices at and above \$210 per m^3. The ARTC rate is applied to a maximum of \$2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty programs for specific wells and royalty reductions will reduce the amount of Crown royalties paid by Rockyview to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial, legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the AEPEA, which came into force on September 1, 1993. The AEPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. Rockyview is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. Rockyview believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Trends

There are a number of trends in the oil and natural gas industry that are shaping the near term future of the business. The first trend has been the continuation of oil and natural gas companies converting to royalty trusts. These conversions occur because the equity markets generally value trusts at higher multiples than exploration and development firms. The conversion announcement often results in the appreciation of its share price to premiums equivalent to other trusts.

Efforts of trusts to replace annual production declines have resulted in continued high levels of competition for the acquisition of oil and natural gas properties and related assets. This increased competition has raised valuation parameters for corporate and asset acquisitions.

Natural gas prices have been extremely volatile over the past 12 months. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of volatility in pricing due to a number of factors, including weather, drilling activity, declines, storage levels, fuel switching and demand.

Oil prices are clearly dependent on the world economy and the global supply-demand balance. The current environment of geopolitical unrest has increased prices well above those supported by current supply-demand balances. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium may change over time.

Although commodity prices are higher than historical levels, the appreciation of the Canadian dollar in 2004 relative to its US counterpart has offset a portion of the economic benefit of higher prices on Canadian oil and natural gas producers. The stronger Canadian dollar may result in decreased revenues in 2005 for oil and natural gas producers on a per barrel basis.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in the Information Circular or this Appendix, none of the directors, officers or principal shareholders of Rockyview and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Rockyview or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of Rockyview will be subject in connection with the operations of Rockyview. In particular, certain of the directors and officers of Rockyview are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Rockyview or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Rockyview. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Rockyview, or any of their associates, to Rockyview, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Rockyview.

MATERIAL CONTRACTS

The only material contracts entered into by Rockyview, or by APF Inc. or APF Trust and affecting Rockyview, during the past two years or to which any of them will become a party on or prior to the Effective Date, other than during the ordinary course of business, are as follows:

(a) the Arrangement Agreement; and

(b) the agreements pursuant to which the APF Rockyview Conveyance will be conducted.

Copies of these agreements may be inspected at the head office of APF Inc. at 2100, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4 during normal business hours from the date of this Information Circular until the completion of the Arrangement.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Rockyview are PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 – 5th Avenue S.W., Calgary, Alberta T2P 5L3.

Olympia Energy Trust, at its principal offices in Calgary, Alberta and its agent's offices in Toronto, Ontario, will be the registrar and transfer agent for the Rockyview Shares.

SCHEDULE "A"

Wood River Properties

Schedule of Revenues, Royalties and
Operating Expenses
March 31, 2005 and 2004 and
December 31, 2004 and 2003
(in thousands of dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 10, 2005

Auditors' Report

To the Directors of
Rockyview Energy Inc.

At the request of Rockyview Energy Inc., we have audited the schedule of revenues, royalties and operating expenses for the years ended December 31, 2004 and 2003 for the Wood River Properties that are to be purchased by Rockyview Energy Inc. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenues, royalties and operating expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Wood River Properties for the years ended December 31, 2004 and 2003 in accordance with the basis of accounting disclosed in note 1.

"PricewaterhouseCoopers LLP"
Chartered Accountants

Wood River Properties

Schedule of Revenues, Royalties and Operating Expenses

(in thousands of dollars)

	Three months ended March 31,		Year ended December 31,	
	2005 **$** (Unaudited)	**2004** **$** (Unaudited)	**2004** **$**	**2003** **$**
Revenues	4,139	3,832	15,988	11,479
Royalties	(746)	(936)	(3,555)	(2,613)
	3,393	2,896	12,433	8,866
Operating expenses	(536)	(428)	(2,681)	(1,444)
Excess of revenues over operating expenses	2,857	2,468	9,752	7,422

See accompanying notes to schedule.

(in thousands of dollars)

1. Basis of presentation

The Schedule of Revenues, Royalties and Operating Expenses includes the operating results relating to the Transferred Properties. The results have been compiled on an activity month basis.

The Transferred Properties consist of crude oil and natural gas assets which have been offered for sale and are located in the greater Wood River area as agreed upon by the vendor and purchaser.

The Schedule of Revenues, Royalties and Operating Expenses for these properties does not include any provision for the depletion and depreciation, asset retirement costs, future capital costs, impairment of unevaluated properties, administrative costs, hedging gains/losses and income taxes for these properties as these amounts are based on the consolidated operations of the vendor of which these properties form only a part.

2. Significant accounting policies

Joint venture operations

Substantially all of the Transferred Properties are operated through joint ventures, therefore the Schedule only reflects the vendor's proportionate interest.

Revenue recognition

Revenues are recorded net of related transportation costs when the product is delivered. Gas revenues are based on AECO pricing references. Oil revenues are based on Edmonton par prices adjusted for quality differentials.

Royalties

Royalties are recorded at the time the product is produced. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements. Gas crown royalties are based on the Alberta Government posted reference prices. Oil crown royalties are taken in kind by the Government of Alberta.

Operating expenses

Operating expenses include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

SCHEDULE "B"

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet as at March 31, 2005, as well as the consolidated statement of operations of Rockyview Energy Inc. (the "Company") for the three month period ended March 31, 2005 and the year ended December 31, 2004, and have performed the following procedures.

1. Compared the figures in the column captioned "Rockyview Energy Inc." to the audited financial statements of the Company as at April 29, 2005 and found them to be in agreement.

2. Compared the oil and gas revenue, royalties and operating costs in the column captioned "Rockyview Assets" to the audited property financial statements of the Wood River Properties for the year ended December 31, 2004, and the unaudited property financial statements of the Wood River Properties for the three months ended March 31, 2005, and found them to be in agreement.

3. Compared the balance sheet amounts in the column captioned "Rockyview Assets" to the accounting records for the assets to be sold by APF Energy Trust as at March 31, 2005, as prepared by management of APF Energy Trust, and found them to be in agreement.

4. Made enquiries of certain officials of APF Energy Trust who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma statements comply as to form in all material respects with the Acts.

5. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned "Pro Forma Rockyview", as at March 31, 2005, as well as the three month period ended March 31, 2005 and the year ended December 31, 2004 and found the amounts to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

"PricewaterhouseCoopers LLP"
Chartered Accountants
May 19, 2005
Calgary, Alberta

PRO FORMA FINANCIAL STATEMENTS OF ROCKYVIEW

ROCKYVIEW ENERGY INC.
Pro Forma Balance Sheet
As at March 31, 2005
(Unaudited)

	Rockyview Energy Inc.	Rockyview Assets	Adjustments Note 2		Pro Forma Rockyview
ASSETS					
Cash	1	-	6,879,891	(e)	6,879,892
Oil and natural gas assets	-	39,759,471	-		39,759,471
Future income tax asset	-	4,028,123	-		4,028,123
		43,787,594	6,879,891		50,667,486
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities					
Asset retirement obligations	-	810,900	-		810,900
Shareholders' equity:					
Share Capital	1	42,976,694	6,879,891	(e)	49,856,586
Retained earnings	-	-	-		-
	1	42,976,694	6,879,891		49,856,586
	1	43,787,594	6,879,891		50,667,486

See accompanying notes to financial statements

ROCKYVIEW ENERGY INC.
Pro Forma Statement of Operations
For the year ended December 31, 2004
(unaudited)

	Rockyview Assets	Adjustments Note 2		Pro Forma Rockyview
REVENUE				
Petroleum and natural gas sales	15,987,581	-		15,987,581
Royalties expense, net of ARTC	(3,554,604)	-		(3,554,604)
	12,432,977	-		12,432,977
EXPENSES				
Operating	2,681,335	-		2,681,335
Depletion, depreciation and accretion	-	7,356,193	(f)	7,356,193
	2,681,335	7,356,193		10,037,528
Income / (loss) before future income taxes	9,751,642	(7,356,193)		2,395,449
Future income taxes	-	874,339	(b)	874,339
Net income / (loss)	9,751,642	(8,230,532)		1,521,110
Net income per share - basic & diluted				0.12

See accompanying notes to financial statements

:OCKYVIEW ENERGY INC.
ɪ'ro Forma Statement of Operations
For the period ended March 31, 2005
(unaudited)

	Rockyview Assets	Adjustments Note 2		Pro Forma Rockyview
REVENUE				
Petroleum and natural gas sales	4,138,921	-		4,138,921
Royalties expense, net of ARTC	(745,699)	-		(745,699)
	3,393,222	-		3,393,222
EXPENSES				
Operating	536,476	-		536,476
Depletion, depreciation and accretion	-	2,058,813	(f)	2,058,813
	536,476	2,058,813		2,595,289
Income / (loss) before future income taxes	2,856,746	(2,058,813)		797,933
Future income taxes	-	291,246	(b)	291,246
Net income / (loss)	2,856,746	(2,350,059)		506,687
Net income per share - basic & diluted				0.04

See accompanying notes to financial statements

As at and for the period ended March 31, 2005 and the year ended December 31, 2004

1. Basis of presentation:

The accompanying unaudited pro forma balance sheet of Rockyview Energy Inc. ("Rockyview") as at March 31, 2005 and the period then ended, and the unaudited pro forma statement of operations for the year ended December 31, 2004 (the "pro forma financial statements") have been prepared to reflect the proposed arrangement (the "Arrangement") relating to the creation of Rockyview Energy Inc, a public corporation concentrating on the exploration and development of oil and natural gas reserves. The initial steps of the Arrangement involve the distribution of warrants of 1163947 ("Warrants"), a subsidiary of Rockyview, and promissory notes of APF Energy Inc. ("APF Inc."), ("APF Inc. Notes") to APF Unitholders and the execution of an agreement by which Rockyview will have the right to acquire assets from APF Inc. APF unitholders will be required to elect to exercise the Warrants to receive Rockyview shares and direct that the APF Inc. Notes be tendered in payment of the exercise price of the Warrants or, alternatively, retain the APF Inc. Notes. The APF Inc. Notes received by 1163947 will be tendered by it to APF Inc. as payment for the exploration and development assets it will acquire to the extent of the principal amount of the APF Inc. Notes tendered. After giving effect to the Arrangement, Rockyview will have acquired the Rockyview Assets from APF Inc.. Those APF Unitholders who have elected to exercise the Warrants distributed pursuant to the Arrangement will become shareholders of Rockyview. Non-residents of Canada will be entitled to 17/20th of a Warrant and 17/20th of an APF Inc. Notes and cash, such cash will be withheld on behalf of such non-residents and remitted to the Canadian Revenue Agency (CRA).

The second transaction is a merger involving APF Trust and StarPoint Energy Trust ("StarPoint"). Pursuant to the proposed merger ("Merger"), unitholders of APF Energy Trust ("APF Trust") will receive: 0.63 of a trust unit of StarPoint. The Merger is not accounted for in these pro-formas, however more information is included in the plan of arrangement.

The Arrangement and the Merger are subject to regulatory, judicial and unitholder approval and are anticipated to be completed by June 27, 2005.

The pro forma financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions described in note 2 as if they had occurred at the date of the balance sheet and the pro forma statements of operations give effect to the transactions and assumptions in note 2 as if they had occurred at the beginning of the period being January 1, 2004. The pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. Specifically, there will be general and administration costs incurred by Rockyview; however, these costs are not reflected in the pro forma statement of operations as they cannot be accurately estimated based on historical information.

2. Pro forma assumptions and adjustments:

Accounting policies used in the preparation of the pro forma financial statements are in accordance with those disclosed in Rockyview's audited financial statements as at April 29, 2005. The pro forma statements have been prepared from information derived from and should be read in conjunction with APF Trust's historical financial statements, the balance sheet of Rockyview as at April 29, 2005 and the audited schedule of revenue, royalties and operating expenses for the Rockyview properties for the years ended December 31, 2004 and 2003 and the unaudited schedule of revenue, royalties and operating expenses for the period ended March 31, 2005 and 2004. In the opinion of management, the pro forma statements include all necessary adjustments for a fair presentation of the ongoing entity.

Under the Arrangement, interests in certain oil and natural gas properties owned by APF Inc., will be transferred to Rockyview. As the former APF Trust unitholders will be the controlling shareholder group of Rockyview, the assets and liabilities of Rockyview have been accounted for on a "continuity of interests" basis, and therefore no adjustment to carrying values of the assets and liabilities of APF Inc. transferred to Rockyview is required to account for the transaction. The revenues and operating expenses of Rockyview have been derived from the schedule of revenue and expenses for the properties acquired by Rockyview.

The Pro Forma Statements give effect to the following assumptions and adjustments:

(a) Under the Arrangement, the Rockyview Assets will be transferred to Rockyview based upon APF Inc.'s carrying value. The carrying value of the Rockyview Assets was allocated to Rockyview based on the portion of the proven oil and natural gas reserves of the Rockyview Assets as a percentage of all of APF's proven reserves as determined by independent reserve engineers for proved properties discounted at 10 percent. The associated asset retirement obligation of the Rockyview Assets was based upon APF's Inc. carrying value and estimated based on the Rockyview Assets transferred and assumptions as used in APF Trust's financial statements.

The above amounts are estimates, which were made by management in the preparation of the pro forma financial statements based on information available at the time. Amendments may be made to these amounts as estimates are finalized.

Oil and natural gas assets and equipment	$ 33,072,448
Undeveloped land	5,179,600
Seismic	1,507,423
Future income tax asset	4,028,123
Total assets transferred	43,787,594
Asset retirement obligation	(810,900)
Total net assets received at carrying value	$ 42,976,694

The future income tax asset on the pro forma balance sheet has been determined on the basis of the difference between the net book values of the assets and liabilities and the corresponding tax basis that will result in Rockyview after the completion of the Arrangement. The future income tax asset arises as a result of Rockyview having a greater tax basis than the net book value of the Rockyview Assets. Pursuant to the Arrangement, the tax pools transferred to Rockyview, will approximate the fair market value of the Rockyview assets which is approximately $50,000,000.

(b) The future income tax expense has been calculated at an effective rate of 36.5%.

(c) As part of the Merger, StarPoint will assume all of the debt and working capital of APF. As such, no debt or working capital has been allocated to Rockyview.

(d) Cash has been increased by $6,879,891 representing $8,000,000 assumed to be received from the initial private placement of Rockyview that will be completed as part of the Arrangement offset by $1,120,109 decrease in cash repaid to APF Trust for the cash tax remitted by APF Trust to CRA. It is assumed for this purpose that the APF Trust non-resident ownership is 16.7% and no convertible debentures are held by non-residents. Each unit purchased through the private placement consists of one share of Rockyview and one half of a Rockyview Warrant ("Rockyview Warrants"). The Rockyview Warrants will be released from escrow on satisfaction of the following criteria (i) over time with 1/3 releasable after 8, 16, and 24 months from the closing of the private placement; and (ii) the twenty day Rockyview weighted average trading price reaching 1.5 times the initial private placement price before the first tranche is released and 2 times the initial private placement price before the second and third tranches are released.

(e) Share capital represents the net book value of assets and liabilities transferred to Rockyview plus the estimated proceeds of the Rockyview initial private placement of $8,000,000 less the estimated repayment of $1,120,109 of cash taxes remitted to CRA.

(f) Depreciation, depletion and accretion expense has been adjusted to reflect the application of the appropriate unit-of-production rate for the Rockyview Assets based on Rockyview's estimated proved petroleum and natural gas reserves as determined by independent reserve engineers.

(g) The net income per share has been calculated using the number of trust units of APF Trust, assuming the exercise of all outstanding APF Trust options, rights and convertible debentures and the issuance of 1.82 million Rockyview Common Shares pursuant to the Arrangement as though they had occurred at the beginning of the year. The Rockyview Warrants have not been included in the calculation as it has been assumed that no Rockyview Warrants will be exercisable at the date of completion. It is assumed that all APF Trust unitholders will elect to receive a share in Rockyview and not elect to receive APF Inc. Notes.

The following is a summary of the estimated shares outstanding after the Arrangement.

	Resident	Non-resident	Total
Estimated APF trust units outstanding	50,782,964	10,180,978	60,963,942
Estimated conversion of APF options and rights	2,386,391	-	2,386,391
Estimated dilutive effect of convertible debentures	4,316,533	-	4,316,533
Total diluted trust units outstanding at the effective date of the arrangement	57,485,888	10,180,978	67,666,866
Equivalent Rockyview Common shares at 1 to 1	57,485,888	-	57,485,889
Equivalent Rockyview Common shares at 1 to 17/20	-	8,653,832	
6:1 share consolidation	6	6	
Total basic and diluted shares after consolidation	9,580,981	1,442,306	11,023,287
Shares issued pursuant to initial private placement	1,826,484	-	1,826,484
Total basic and diluted shares after consolidation and private placement	11,407,465	1,442,306	12,849,771

(h) No stock options will be granted until after the completion of the Arrangement.

SCHEDULE "C"

BALANCE SHEET

Rockyview Energy Inc.

Consolidated Financial Statements
April 29, 2005

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 10, 2005

Auditors' Report

To the Directors of
Rockyview Energy Inc.

We have audited the consolidated balance sheet of Rockyview Energy Inc. as at April 29, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 29, 2005 in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Calgary, Alberta

Rockyview Energy Inc.
Consolidated Balance Sheet
As at April 29, 2005

	$
Assets	
Current asset	
Cash	1
Shareholders' Equity	
Share capital (note 4)	1

See accompanying notes to financial statements.

Approved by the Board of Directors

(Signed) *"Steven Cloutier"* Director (Signed) *"Martin Hislop"* Director

1 Significant accounting policies

Nature of business and basis of presentation

1163924 Alberta Inc. was incorporated under the Business Corporations Act (Alberta) on April 12, 2005 and subsequently changed its name to Rockyview Energy Inc. ("Rockyview") on April 28, 2005. Rockyview is an oil and natural gas exploration, development and production company based in Calgary, Alberta, Canada. The Company's operations are focused in Western Canada, primarily in Alberta.

2 Statement of operations

No statements of operations, retained earnings or cash flows are presented as there were no operations from the date of incorporation to April 29, 2005 other than the incorporation of the Company.

3 Summary of accounting policies

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, 1163947 Alberta Inc. These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Although there are no operations, the policies that the Company will use have been presented. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Measurement uncertainty

The amounts recorded for depletion and depreciation of petroleum and natural gas properties and equipment, and the provision for asset retirement obligation costs, are based on estimates. In addition, the ceiling test calculation is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in such estimates in future periods could be material.

Joint interests

A portion of the Company's exploration, development and production activities is conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and investments in highly liquid money market instruments which are convertible to known amounts of cash in less than three months.

Financial instruments

The fair market value of cash and cash equivalents, receivables, other current assets, payables and bank debt approximate their carrying value. From time to time, the Company may use derivative financial instruments to manage exposure to fluctuations in commodity prices and foreign currency exchange rates. All transactions of this nature entered into by the Company are related to an underlying financial position or to future petroleum and natural gas production. The Company does not use derivative financial instruments for speculative trading purposes.

Property, plant and equipment

The Company follows the full-cost method of accounting whereby all costs relating to the exploration and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition, geological and geophysical, drilling of productive and non-productive wells, production equipment and facilities, carrying costs directly related to unproved properties and costs related to acquisition of petroleum and natural gas assets directly or by means of a business combination. These capitalized costs, along with estimated future capital expenditures to be incurred in order to develop proved reserves, are depleted and depreciated on a unit-of-production basis using estimated proved petroleum and natural gas reserves as evaluated by independent engineers. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equates to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs.

Gains or losses on the disposition of properties are not recognized unless the proceeds on disposition result in a change of 20% or more in the depletion rate.

Depreciation of furniture and office equipment is provided using the declining balance method at a rate of 25%.

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test (the "ceiling test"). Under this test, an estimate is made of the ultimate recoverable amount from undiscounted future net cash flows based on proved reserves, which are determined by using forecasted future prices, plus unproved properties. If the carrying amount exceeds the ultimate recoverable amount, an impairment loss is recognized in net earnings. The impairment loss is limited to the amount by which the carrying amount exceeds: (i) the sum of the fair value of proved and probable reserves; and (ii) the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Asset retirement obligations

Estimated future costs relating to retirement obligations associated with oil and gas well sites and facilities are recognized as a liability, at fair value. The asset retirement cost, equal to the fair value of the retirement obligation, is capitalized as part of the cost of the related asset. These capitalized costs are amortized on a unit-of-production basis, consistent with depletion and depreciation. The liability is adjusted at each reporting period to reflect the passage of time, with the accretion charged to earnings. Actual costs incurred upon settlement of the obligations are charged against the liability.

Future income taxes

The Company follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share issues are renounced to investors in accordance with income tax legislation. The estimated tax benefits transferred to shareholders are recorded as a future income tax liability at the time of renunciation and a reduction in share capital.

Revenue recognition

Revenue from the sale of oil and natural gas is recorded when title passes to an external party.

Stock-based compensation

The Company has a stock-based compensation plan. The fair value of each option granted is estimated on the date of grant and a provision for the costs is provided for as contributed surplus over the term of the option agreement. The consideration received by the Company on the exercise of share options is recorded as an increase to share capital, together with corresponding amounts previously recognized in contributed surplus. Forfeitures are accounted for as they occur, which could result in recoveries of the compensation expense.

Per share amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated using the treasury stock method which assumes that any proceeds obtained on exercise of share options or other dilutive instruments would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

4 Share capital

a) Authorized

Unlimited number of voting Class A shares

b) Issued and outstanding

	Number of shares	Amount $
Class A shares		
For cash as initial private capital	100	1

5 Subsequent event

During April 2005, the Company entered into an agreement with a related party, APF Energy Trust ("APF"), whereby APF will transfer certain assets to the Company. Since the non-monetary transaction will be with a related party, the assets will be recorded at the historical net book value recorded by APF. Under the terms of the Agreement, APF unitholders will be entitled to receive one common share of the Company for each APF unit held. The transaction is subject to regulatory approval and the approval by a majority of at least two thirds of APF unitholders. It is expected that the meeting relating to such approvals will be held on or about June 20, 2005.

SCHEDULE "D"

REPORTS ON RESERVES DATA

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

This is the form referred to in item 2 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("**NI 51-101**"). Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

To the board of directors of Rockyview Energy Inc. (the "**Company**"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net present Value of Future net Revenue (before income taxes, 10% discount rate) ($000)			
			Audited	Evaluated	Reviewed	Total
Gilbert Laustsen Jung Associates Ltd. ("GLJ")	• Corporate Evaluation (excluding coalbed methane reserves) effective December 31, 2004 (prepared February 25, 2005)	Canada	$ -	$ 32,626	$ -	$ 32,626
Sproule Associates Limited ("Sproule")	• Evaluation of coalbed methane reserves effective December 31, 2004 (prepared February 18, 2005)	Canada	$ -	$ 8,635(1)	$ -	$ 8,635(1)
			$ -	$ 41,261		$ 41,261

Note:

(1) The amount evaluated by Sproule is based on the reserves evaluated by Sproule using GLJL pricing assumptions.

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above at Calgary, Alberta, Canada, effective February 25, 2005

Gilbert Laustsen Jung Associates Ltd.

per: (Signed) "Myron Hladyshevsky"; P. Eng.

Executed as to our report referred to above at Calgary, Alberta, Canada, effective February 18, 2005

Sproule Associates Limited

per: (Signed) "Robert N. Johnson", P.Eng.

SCHEDULE "E"
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("**NI 51-101**"). Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

Management of Rockyview Energy Inc. (the "**Company**") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluators is represented above.

The Reserves Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with its oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

(a) the content and filing with securities regulatory authorities of the Company's reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "*Steven Cloutier*"
Chief Executive Officer,
Rockyview Energy Inc.

(signed) "*Howard Anderson*"
Vice-President, Engineering,
Rockyview Energy Inc.

(signed) "*John Howard*"
Director,
Rockyview Energy Inc.

(signed) "*Martin Hislop*"
Director,
Rockyview Energy Inc.

Date: May 20, 2005

APPENDIX "I"

ROCKYVIEW STOCK OPTION PLAN

1. **The Plan**

A stock option plan (the "**Plan**") pursuant to which options to purchase common shares ("**Shares**") of Rockyview Energy Inc. (the "**Corporation**") may be granted to the directors, officers, employees of or provider of services to, the Corporation and its subsidiaries is hereby established on the terms and conditions herein set forth.

2. **Purpose**

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees of, or provider of services to, the Corporation and its subsidiaries to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally; (iii) encouraging such persons to remain associated with the Corporation; and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3. **Administration**

This Plan shall be administered by the board of directors of the Corporation (the "**Board**"). Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as hereinafter defined), all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be final and conclusive and be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(a) Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. Whenever used herein, the term "**Board**" shall be deemed to include any committee or director to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to this Section 3.

(b) An option to acquire the Shares granted hereunder ("**Option**") shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve.

4. **Shares Subject to Plan**

(a) Subject to Section 15 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.

(b) The aggregate number of Shares reserved for issuance under this Plan, together with any other security-based compensation arrangements of the Corporation, shall be such number of Shares equal to 10% of the total number of issued and outstanding Shares, from time to time (calculated on a non-diluted basis). This prescribed maximum may be subsequently increased to any other specified amount, subject to the approval of the stock exchange or exchanges on which the Shares are listed and such shareholder approvals as may be required by such exchanges.

(c) If any Option or other security granted under this Plan or any other security-based compensation arrangements of the Corporation, shall expire or terminate for any reason without having been

exercised in full, any unpurchased Shares to which such Option or other security relates shall be available for the purposes of the granting of Options under this Plan.

5. **Maintenance of Sufficient Capital**

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

6. **Eligibility and Participation**

(a) The Board may, in its discretion, select any directors, officers, employees of, or provider of services to, the Corporation or subsidiaries of the Corporation to participate in this Plan. No provider of services to the Corporation who is also an insider (as that term is defined by the *Securities Act* (Alberta)) of the Corporation shall be granted Options in the capacity of a provider of services. In addition, only persons who provide services to the Corporation of an ongoing or recurring nature shall be entitled to be granted Options. (Any person having been selected for participation in this Plan by the Board is herein referred to as a "**Participant**").

(b) The Board may from time to time, in its discretion, grant an Option to any Participant, upon the terms, conditions and limitations set forth herein, and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval.

(c) The number of Shares reserved for issuance pursuant to Options granted to insiders under this Plan, together with any other security-based compensation arrangement of the Corporation shall not exceed 10% of the outstanding issue of Shares.

(d) The number of Shares issued to insiders under this Plan, within a one-year period, shall not exceed 10% of the outstanding issue of Shares.

(e) The number of Shares issued to any one insider and such insider's associates under this Plan, within a one-year period, shall not exceed 5% of the outstanding issue of Shares.

7. **Exercise Price**

Options may be exercised at a price (the "**Exercise Price**") which shall be fixed by the Board at the time that the Option is granted. No Option shall be granted with an Exercise Price at a discount to the market price. The market price shall be the volume weighted average trading price of the Shares (calculated by dividing the total value by the total volume of Shares traded for the relevant period) on a stock exchange on which the Shares are traded for the five trading days immediately preceding the date of the grant (the "**Market Price**"). If the Shares are not listed on a stock exchange at the time of the grant of an Option then the Market Price for the purposes of such a grant shall be determined by the Board in its sole discretion. Without limitation to the foregoing, the Market Price in respect of any grant of an Option that is made prior to the Shares being listed on a stock exchange shall be determined by the Board in its sole discretion.

8. **Number of Optioned Shares**

The number of Shares that may be acquired under an Option (the "**Optioned Shares**") granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis).

9. **Term**

The period during which an Option may be exercised (the "**Option Period**") shall be determined by the Board at the time the Option is granted, subject to the vesting limitations set out in Section 10, provided that:

(a) no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted;

(b) the Option Period shall be automatically reduced in accordance with Sections 11 and 12 below upon the occurrence of any of the events referred to therein; and

(c) no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation.

10. **Method of Exercise of Option**

(a) Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee of, or provider of services to, the Corporation or a subsidiary thereof.

(b) Subject to the other provisions of the Plan, Options may be exercised as follows: (i) no Option may be exercised from the date of a grant of Options until the first anniversary of the date of the grant; (ii) after the first anniversary date of the date of a grant of Options, the Participant may exercise his rights as to one-third of the Shares under Option or any lesser part thereof; (iii) after each of the second and third anniversaries of the date of a grant of Options, the Participant may exercise his rights as to an additional one-third of the Shares under the original grant of the Options or any part thereof. An Option may be exercised, in whole or in part, at any time or from time to time by the Participant giving written notice to the Corporation specifying the number of Shares with respect to which the Option is being exercised, which notice shall be accompanied by payment in full of the Exercise Price for the Shares with respect to which the Option is being exercised.

(c) A Participant shall not be obligated to purchase and pay for any Optioned Shares except those Optioned Shares in respect of which the Participant shall have exercised the Option pursuant to paragraph 10(b) above.

(d) Upon the exercise of an Option as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his or her legal or personal representative) or to the order thereof, a certificate representing the number of Shares with respect to which the Option has been exercised, such Shares to be issued as fully paid and non-assessable Shares.

(e) Notwithstanding anything else contained herein, at or after the time that any Option could be exercised by a Participant, the Participant may elect to surrender, in whole or in part, his or her rights under any Option by written notice given to the Corporation stating that such Participant wishes to surrender his or her Option in exchange for a payment by the Corporation of a cash amount per Optioned Share equal to the difference (if positive) between the exercise price of the Option and the closing price of the Shares on the Toronto Stock Exchange (the "**TSX**") on the trading day prior to such exercise. The Board has the sole discretion to consent to or disapprove of the election of the Participant to receive cash pursuant to this Section 10(e). If the Board disapproves of the election, the Participant may (i) exercise the Option under Section 10 (read without reference to Section 10(e)) or (ii) retract the request to exercise such Option.

11. **Ceasing to be a Director, Officer, Employee or Consultant**

If any Participant who is a director, officer, employee of, or provider of services to, the Corporation or a subsidiary thereof shall cease to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary of the Corporation for any reason other than death, permanent disability or normal retirement his Option will terminate at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and the thirtieth (30th) day after the date such Participant ceases to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, provided that the event of termination for cause his Option will terminate at 5:00 p.m. (Calgary time) on the date notice of termination for cause is given by the Corporation or subsidiary, as applicable. During the above specified 30 day period, the Option, or portion thereof, shall be exercisable only to the extent that the Participant was entitled to exercise the Option as at the date of his cessation. Subject to Section 12 below, if the relationship of the Participant with the Corporation is terminated for any reason prior to the expiration of his Option, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Participant's rights shall be strictly limited to those provided for in this Section 11. The Participant shall have no claim to or in respect of any Option which may have or would have vested had due notice of termination of employment been given nor shall the Participant have any entitlement to damages or other compensation on any claim for wrongful termination or dismissal in respect of any Option or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Participant's rights to seek compensation for lost employment or lost employment benefits (other than those accruing under or in respect of any Option) in the event of any alleged wrongful termination or dismissal.

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer or employee of, or provider of services to, the Corporation or subsidiary, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer or employee of, or provider of services to, the Corporation or subsidiary, as the case may be.

12. **Death, Permanent Disability or Normal Retirement of a Participant**

In the event of the death, permanent disability or normal retirement of a Participant, any Option previously granted to him or her shall be exercisable until the end of the Option Period or until the expiration of six (6) months after the date of death, permanent disability or normal retirement of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a) by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable law; and

(b) to the extent that he was entitled to exercise the Option as at the date of his death or permanent disability.

13. **Rights of Participants**

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

14. **Proceeds from Exercise of Options**

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15. **Adjustments**

(a) The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares, and in any such event a corresponding adjustment shall be made changing the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share covered by the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent their dilution or enlargement.

(b) Adjustments under this Section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued under this Plan on any such adjustment.

16. **Change of Control**

Notwithstanding the provisions of Section 11, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a Change of Control of the Corporation then the Participant shall be entitled to exercise in full or in part any unexercised Option previously granted hereunder, whether vested or not, in sufficient time to participate as a shareholder in the transaction constituting a Change of Control, until the earlier of the expiration of the Option Period or the expiration of ninety (90) days after the date of termination of the employment of the Participant with the Corporation or a subsidiary thereof or ninety (90) days after the cessation or termination of the Participant as a director, officer or consultant of the Corporation or any subsidiary thereof.

For the purpose of this Plan, Change of Control of the Corporation means:

(a) the acceptance by the holders of Shares, representing in the aggregate, fifty (50%) percent or more of all issued Shares, of any offer, whether by way of a take-over bid or otherwise, for all or any of the outstanding Shares; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board immediately prior to the effective date of such transaction constitute a majority of the board of directors of the resulting corporation following such effective date;

(b) the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) fifty (50%) percent or more of the combined voting rights of the Corporation's then outstanding Shares;

(c) the entering into of any agreement by the Corporation to merge, consolidate, restructure, amalgamate, initiate an arrangement or be absorbed by, into or with another corporation; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board immediately prior to the effective date of such transaction constitute a majority of the board of directors of the resulting corporation following such effective date; and

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement).

17. Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferrable or assignable unless specifically provided herein. The Corporation shall not recognize any attempted exercise of any purported assignee of a Participant. During the lifetime of a Participant any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Option pass by the Participant's will or applicable law.

18. Amendment and Termination of Plan

The Board may, at any time, suspend or terminate this Plan. The Board may also at any time amend or revise the terms of this Plan or any Options, subject to regulatory approval, provided that no such amendment or revision shall in any manner materially adversely affect the rights of any Participant under any Options theretofore granted under this Plan without such Participant's consent and further provided that approval shall be obtained from a majority of the holders of Shares (excluding the votes of Shares held directly or indirectly by insiders benefiting from the amendment) in respect of any amendment to the Plan which seeks to (i) reduce the Exercise Price or the purchase price paid for any Optioned Shares, or (ii) extend the Option Period.

Where used in this Section 18, the term "**insiders**" shall have the meaning attributed thereto in the rules of the TSX.

19. Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. Without limiting the foregoing, all unallocated Options under this Plan must, every three years after the effective date of this Plan, be approved by (i) a majority of the Corporation's directors, (ii) a majority of the Corporation's unrelated directors, and (iii) a majority of the holders of the Shares (excluding the votes of Shares held directly or indirectly by insiders benefiting from the Plan).

If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

Where used in this Section 19, the term "**unrelated directors**" shall have the meaning attributed thereto in the rules of the TSX.

20. Stock Exchange Rules

The Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

21. Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

22. Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at the Office of the Chairman in Calgary, Alberta; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so

appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

23. **Gender**

Words used herein importing gender shall include all genders.

24. **Interpretation**

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

QUESTIONS AND OTHER ASSISTANCE

If you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy or voting instruction form or, for registered APF Unitholders, your Letter of Transmittal and Election Form, please contact Canaccord Capital Corporation, APF Trust's soliciting dealer manager, at:

Toll Free: 1-866-601-5923
Telephone: (403) 508-3871
Facsimile: (403) 508-3866

BOWNE
PRINTED IN CANADA
O16425

Exemption 82-34899

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

APF ENERGY

Rockyview Energy

JOINT NEWS RELEASE

APF ENERGY TRUST UNITHOLDERS APPROVE CREATION OF ROCKYVIEW ENERGY INC. AND MERGER WITH STARPOINT ENERGY TRUST

Junior exploration company to produce 1,000 barrels of oil equivalent per day, while merged trust to have a $2 billion enterprise value

Calgary, Alberta, June 21, 2005 - APF Energy Trust (AY.UN, AY.DB – TSX) ("APF") and Rockyview Energy Inc. ("Rockyview") jointly announced today that APF's unitholders approved APF's plan of arrangement and related transactions respecting the creation of Rockyview and the merger with StarPoint Energy Trust ("StarPoint"). APF also received the approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals regarding the plan of arrangement. The plan of arrangement was completed today and is effective immediately. At their election, APF unitholders received 0.167 of a Rockyview common share for each APF unit held.

Rockyview Energy Inc.

Pursuant to the plan of arrangement, Rockyview acquired approximately 1,000 barrels of oil equivalent per day ("boe/d") of high quality production in the Wood River area of south-central Alberta, together with 55,000 net undeveloped acres of land prospective for both conventional production and coalbed methane. The Rockyview team will be lead by APF's senior management, including Steve Cloutier (President and Chief Executive Officer), Alan MacDonald (Vice President, Finance and Chief Financial Officer), Daniel Allan (Chief Operating Officer), Wayne Geddes (Vice President, Land) and Howard Anderson (Vice President, Engineering).

The Rockyview common shares have been conditionally approved for listing on the Toronto Stock Exchange under the symbol "RVE" and it is anticipated that trading in such shares will commence on or about Friday, June 24, 2005.

As a result of the completion of the plan of arrangement and the initial private placement of units of Rockyview for gross proceeds of $8 million, Rockyview currently has outstanding approximately 12 million common shares, 913,149 common share purchase warrants (each of which entitles the holder to acquire one common share of Rockyview at an exercise price of $5.26 per share until February 20, 2008) and options to purchase 922,502 common shares at an exercise price of $4.38 per share until June 20, 2008.

The board of directors of Rockyview is comprised of Martin Hislop (Chairman), Nancy Penner, John Howard, Scott Dawson and Steve Cloutier.

Merger with StarPoint Energy Trust

In a separate vote, the unitholders of APF approved APF's merger with StarPoint (the "Merger"). Together with StarPoint's recently announced purchase of an additional $392 million of assets from EnCana Corporation (the "EnCana Transaction"), the combined trust will have an estimated 2005 exit production rate in excess of 31,500 boe/d, and an enterprise value of approximately $2 billion. The combined trust will continue under the StarPoint name and will be led by the existing StarPoint management team. Martin Hislop and Steve Cloutier, APF's current

Chief Executive Officer and President, respectively, will join the StarPoint board of directors upon completion of the Merger.

The Merger will be effective June 27, 2005. On that date, APF unitholders will receive 0.63 of a StarPoint unit for each APF unit held.

July Distribution and APF Distribution Re-Investment Plan

As a result of the Merger, APF will not be declaring a June distribution, payable July 15, 2005. StarPoint has set a record date of June 30, 2005 for its next distribution, with an ex-distribution date of June 28, 2005. Accordingly, APF unitholders whose units will be converted into units of StarPoint on June 27, 2005, will receive the $0.21 per unit StarPoint distribution on July 15, 2005.

APF also will be suspending its Premium Distribution, Distribution Reinvestment and Option Unit Purchase Plan (the "APF DRIP") immediately. Individuals enrolled in the APF DRIP who would like to enrol in the StarPoint DRIP should contact their investment advisor.

For further information contact:

APF Energy Trust

Steve Cloutier, President
Alan MacDonald, Vice President, Finance and CFO
Christine Ezinga, Corporate Planning Analyst
Tel: (403) 294-1000 Fax (403) 294-1010
Email: invest@apfenergy.com

Rockyview Energy Inc.

Steve Cloutier, President and CEO
Alan MacDonald, Vice President, Finance and CFO
Tel: (403) 294-1000 Fax (403) 294-1010
Email: invest@rockyviewenergy.ca

StarPoint Energy Trust

Paul Colborne, President and CEO
Brett Herman, Vice President, Finance and CFO
Tel: (403) 268-7800 Fax (403) 263-3388
Email: info@spnenergy.com

Reader Advisory

Forward Looking Statements – Certain information regarding APF, Rockyview and StarPoint set forth in this joint news release, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond APF's, Rockyview's and StarPoint's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of reserve estimates, currency fluctuations and the timing of listing of shares. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this joint news release.

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: James L. Kidd
Direct Phone: (403) 260-0181
Direct Fax: (403) 260-0332
jlk@bdplaw.com

Assistant: Brenda Long
Direct Phone: (403) 260-5743
Our File: 62118-1

DELIVERED VIA SEDAR

June 27, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec

Dear Sirs/Mesdames:

Re: APF Energy Trust and Rockyview Energy Inc. – Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102 – *Continuous Disclosure Obligations*, notice of the following is hereby given on behalf of each of APF Energy Trust ("**APF Trust**") and Rockyview Energy Inc. ("**Rockyview**").

Names of the Parties to the Transaction

On June 21, 2005, APF Trust, the unitholders of APF Trust (the "**APF Unitholders**"), APF Energy Inc. ("**APF Inc.**"), Rockyview Energy Inc. ("**Rockyview**") and 1163947 Alberta Inc. ("**1163947**") completed a plan of arrangement pursuant to Section 193 of the *Business Corporations Act* (Alberta) (the "**Arrangement**") and on June 27, 2005 APF Trust and StarPoint Energy Trust ("**StarPoint**") completed a business combination (the "**Merger**").

Description of the Transaction

Pursuant to the Arrangement, each APF Unitholder who was resident of Canada for the purposes of the Income Tax Act received one (1) Warrant and one (1) APF Inc. Note for each APF Unit held, and each APF Unitholder who was Non-Resident received 17/20^{ths} of a Warrant, 17/20^{ths} of an APF Inc. Note and cash (which was withheld by APF Trust and remitted as provided for below) in the amount equal to the fair market value of 3/20^{ths} of a Warrant and 3/20^{ths} of the principal amount of an APF Inc. Note. APF Trust will remit to the Canada Revenue Agency on behalf of each APF Unitholder who was Non-Resident, cash withheld on account of their tax obligation under Part XIII.2 of the Income Tax Act.

Each APF Unitholder could elect to: (a) exercise their Warrants and tender their APF Inc. Notes in satisfaction of the exercise price of their Warrants, or (b) not exercise their Warrants and retain their APF Inc. Notes. Where no election was made or where an election was not properly made, the holder of the APF Units was deemed to have elected to exercise their Warrants and direct that their APF Inc. Notes be tendered in payment of the exercise price of their Warrants.

After the completion of the Arrangement and on a post-consolidation basis: (a) each APF Unitholder who elected to exercise their Warrants received 1/6th of a Rockyview Share for each Warrant exercised, and (b)

BD&P 1400, 350-7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9 | Phone: (403) 260-0100 Fax: (403) 260-0332 www.bdplaw.com
Frank L. Burnet Q.C. (1890-1982) | Thomas J. Duckworth Q.C., Counsel | The Hon. W. Kenneth Moore, Q.C., LL.D., Counsel

each APF Unitholder who elected to retain their APF Inc. Notes received one (1) APF Inc. Note for each APF Unit deposited pursuant to this election.

Pursuant to the Merger, APF Unitholders received, in exchange for each APF Unit held by such APF Unitholder, 0.63 of a trust unit of StarPoint.

A proxy statement and information circular (the "**Information Circular**") dated May 20, 2005 detailing the Arrangement and Merger was mailed to the APF Unitholders on May 24, 2005 for a special meeting to be held on June 20, 2005 (the "**Meeting**"). In addition to the Arrangement, various other matters were approved by the APF Unitholders at the Meeting. Such matters included the approval of the stock option plan for Rockyview and the private placement of Units of Rockyview (each Unit being comprised of one Rockyview Share and one half of a Rockyview Warrant) to certain employees, contractors, officers and directors of Rockyview and to certain other placees for gross proceeds of $8 million.

Under the Arrangement, Rockyview received the Rockyview Assets from APF Inc. In addition, Rockyview obtained listing approval for the Rockyview Shares on the Toronto Stock Exchange (the "**TSX**"). The Rockyview Shares commenced trading on the TSX at the opening of the markets on June 24, 2005.

Capitalized terms used but not otherwise defined herein which are defined in the Information Circular have the meanings set out in the Information Circular.

For additional information in respect of the Arrangement and the Merger please refer to the Information Circular.

Effective Date of the Transaction

The effective date for the Arrangement was June 21, 2005 and the effective date for the Merger was June 27, 2005.

Reporting Issuers

Rockyview became a reporting issuer in British Columbia, Alberta, Saskatchewan, Ontario and Québec as a result of the Arrangement.

Date of First Financial Year End of New Reporting Issuer

The first financial year-end subsequent to the Arrangement is December 31, 2005.

Periods, Including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer's First Financial Year Subsequent to the Transaction

The following is a summary of Rockyview's financial reporting periods in its first financial year subsequent to the completion of the Arrangement:

1. Period ended June 30, 2005;
2. Three months ended September 30, 2005; and

3. Year ended December 31, 2005.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "James L. Kidd"

James L. Kidd

Name Change Alberta Corporation - Registration Statement

Service Request Number: 7246471
Corporate Access Number: 2011639248
Legal Entity Name: 1163924 ALBERTA INC.
French Equivalent Name:
Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation
New Legal Entity Name: ROCKYVIEW ENERGY INC.
New French Equivalent Name:
Nuans Number: 83135680
Nuans Date: 2005/04/11
French Nuans Number:
French Nuans Date:

Professional Endorsement Provided:
Future Dating Required:

Annual Return

No Records returned

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2005/04/12
Other Rules or Provisions	ELECTRONIC	2005/04/12

Registration Authorized By: ALAN MACDONALD
DIRECTOR

SHARE STRUCTURE
OF
1163924 ALBERTA INC.
(the "Corporation")

The Corporation is authorized to issue an unlimited number of shares, designated as Common Shares and an unlimited number of shares, designated as Preferred Shares.

1. Common Shares

There shall be attached to the Common Shares the following rights, privileges, restrictions and conditions, namely:

1.1 The holders thereof shall have the right to vote at any meeting of shareholders of the Corporation;

1.2 The holders thereof shall have the right to receive any dividend declared by the Corporation; and

1.3 The holders thereof shall have the right to receive the remaining property of the Corporation on its dissolution, liquidation, winding up or other distribution of its assets or property among its shareholders for the purpose of winding up its affairs.

The foregoing rights, privileges, restrictions and conditions are subject to the rights, privileges, restrictions and conditions attaching to any other class of shares now or hereafter created and expressed to rank in priority to the Common Shares.

2. Preferred Shares

There shall be attached to the Preferred Shares the following rights, privileges, restrictions and conditions, namely:

2.1 The Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the directors of the Corporation, who shall also determine by resolution passed before the issue of any Preferred Shares of each series the designation of the shares of such series and the rights, privileges, restrictions and conditions attaching thereto, including but without limiting the generality of the foregoing, the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, conversion privileges, if any, and the conditions thereof, the redemption or purchase price and the terms and conditions of any redemption or purchase of such shares, if subject to redemption or purchase for cancellation, the terms

and conditions of any sinking fund or purchase fund, the amount or amounts to be paid on such shares upon any distribution of assets of the Corporation among its shareholders in the event of its liquidation, dissolution or winding-up, voting rights, if any, and restrictions, if any, respecting the payment of dividends on and the redemption and purchase of any shares ranking junior to the Preferred Shares.

2.2 The Preferred Shares of any series may be made subject to redemption or purchase for cancellation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the shares of that series, as determined before the issue thereof by resolution of the directors of the Corporation, provided that no such shares may be redeemed or purchased for cancellation at prices exceeding the redemption price stated in or calculated according to a formula stated in the terms of issue thereof.

2.3 The Preferred Shares shall be entitled to preference over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares with respect to payment of dividends and return of capital and the Preferred Shares of each series may also be given such other preferences over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares as may be determined before the issue thereof as hereinbefore provided.

2.4 The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and return of capital.

2.5 If any cumulative dividends or amounts payable on return of capital in respect of a series of Preferred Shares are not paid in full, the shares of all series of the same class shall participate rateably in respect of accumulated dividends and return of capital.

2.6 The holders of the Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at such meeting, except as provided in the Business Corporations Act or in the rights, privileges, restrictions and conditions attached to the Preferred Shares of any series before the issue thereof as hereinbefore provided.

2.7 The holders of the Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase any issue or part of any issue of shares of

the Corporation whether now or hereafter authorized.

OTHER RULES OR PROVISIONS
OF
1163924 ALBERTA INC.
(the "Corporation")

1. The directors may, between annual meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

28-1

Articles Of Amendment

Business Corporations Act
Section 27 or 171

1. Name of Corporation: 1163924 ALBERTA INC.

2. Corporate Access Number: 2011639248

3. Item number 1 of the Articles of the above named corporation are amended in accordance with Section 173(1)(a) of the Business Corporations Act.

by changing the corporation's name to:

ROCKYVIEW ENERGY INC.

[signature]
Authorized Signature

Alan MacDonald
Name of Person Authorizing *(please print)*

April 28, 2005
Date

Not Applicable
Identification
(not Applicable for societies and non-profit companies)

Director
Title *(please print)*

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Research and Program Support, Box 3140, Edmonton, Alberta T5J 2G7, (780) 427-7013.

REG 3044 (2001/05)

ROCKYVIEW ENERGY INC	AB 83135680 PROP.ACCUCA	2005A111
ROCKY VIEW ENERGY INC Same client	AB 83114522 PROP.ACCUCA	2005A108
ROCKY VIEW ENERGY INC Same client	AB 83135420 PROP.ACCUCA	2005A111
ROCKYVIEW ENGINEERING LIMITED	Ab 0202446761 ContBCA Ex1987Se08 *OldCpName	1980Ma26 2004No12
ROCKYVIEW DIESEL LTD	Ab 0208416065 1-9Drs	1999Au10 2004Au10
ROCKYVIEW ELECTRIC (1985) LTD	Ab 0203374632	1985Oc10 2005Mr31
ROCKYVIEW ELECTRIC ELECTRICIAN	Ab TN11009024 Trade_Name	2004A105 Commence
ROCKYVIEW INDUSTRIES INC	Ab 0205447253	1992Oc22 2004No16
ROCKYVIEW ELECTRONIC SERVICES AIRDRIE T4B 1T4	Ab TN4870044	1991Mr07 Trade_Name
ROCKYVIEW INTERIORS CALGARY T2X 2S2	Ab PT5516232	1993Ja15 Partnrship
ROCKYVIEW CONSULTANTS LTD	Ab 0202446761 New_Name ContBCA Nu1987Se08	1980Ma26 2004No12
ROCKYVIEW FURNACE AND GAS APPLIANCE SERVICE	Ab CRY067795	1982Oc05 Trade_Name
ROCKYVIEW DELIVERY IRRICANA	Ab TN7137706	1996Oc24 Trade_Name
ROCKYVIEW ENTERPRISES WINDOW CLEANING/MAIN	Ab TN10072254 Trade_Name Commence	2002Se12 Nu2002Se01
ROCKYVIEW TECHNOLOGY INC	Ab 0206492134 New_Name Nu1995Jn23	1995Mr31 2005Fe25
ROCKYVIEW WELLSITE SUPERVISION CALGARY T2P 2V6	Ab TN6654826	1995Au22 Trade_Name
ROCKYVIEW NUCLEAR TUBERS LTD	Ab 0209202712 1-7Drs	2001Fe16 2004Au20

ROCKYVIEW ELECTRIC LTD	Ab 0200916278 *Struck New_Name Nu1977De22	1976Jn08 1985Jl01
ROCKYVIEW DOOR GUYS LTD	Ab 2010505580 1-10Drs	2003Jn04 2004De07
ROCKYVIEW FARM	Ab CRY009578 Trade_Name	1975Ja10
ROCKYVIEW GAS CO-OP LTD	Ab 0220017586 Rur.Util	1973De18 2004Jl02
ROCKYVIEW WATER WELL DRILLING LTD	Ab 0203439492 New_Name Nu1993Ja29	1986Mr11 2005Mr07
ROCKYVIEW SIGN COMPANY SIGN MAKING AND DESI	Ab TN11376589 Trade_Name	2004No12 Commence
ROCKYVIEW WATER WELL DRILLING	Ab CRY014913 Trade_Name	1976Se13
ROCKYVIEW LANDSCAPING CALGARY T3E 1V5	Ab TN4363297 Trade_Name	1989Ja22
ROCKYVIEW PLUMBING & HEATING LTD	AB 82892689 PROP.ARVICAL	2005Mr14
ROCKYVIEW PLUMBING	Ab CRY039932 Trade_Name	1980Ma08
ROCKYVIEW FARM SERVICES CROSSFIELD T0M 0S0	Ab TN5135090 Trade_Name	1991De13
ROCKYVIEW PLUMBING & HEATING LTD	Ab 0204216683 New_Name	1990Ma08 2005Mr22
ROCKYVIEW SOFTWARE SOFTWARE DEVELOPMENT	Ab TN8817371 Trade_Name	2000Ma24 Commence
ROCKYVIEW AUTO WRECKERS	Ab CAL016111 Partnrship	1964Au21
ROCKYVIEW CARPET CLEANING CARPET CLEANING	Ab TN9852468 Trade_Name Commence	2002Al22 Nu2002Al15
ROCKYVIEW ROOFING	Ab CRY056300 Trade_Name	1981Se25
ROCKYVIEW PLUMBING AND HEATING (1990) CALGARY T3B 1G1	Ab TN4620415 Trade_Name	1990Ma28

ROCKYVIEW PARK	Ab CRY013201	1976Mr26 Trade_Name
ROCKYVIEW CIVIL WORKS LTD	AB 82899788 PROP.BIZWHIZ	2005Mr15
ROCKYVIEW CIVIL WORKS LTD	Ab 2011623440 1-9Drs	2005Al05 2005Al10
ROCKYVIEW CONTRACTING INC	Ab 0205124183 Reviv 1-10Drs 2002Al30	1991De04 2005Mr01
ROCKY VIEW GLASS CALGARY T2E 6T7	Ab TN4573580	1990Mr22 Trade_Name
ROCKYVIEW INVESTMENTS LTD	Ab 0200249241 ContBCA 1985Al23	1959Al09 2004Al26
ROCKYVIEW CEMENT CONTRACTORS	Ab CRY004740	1972Oc26 Trade_Name
ROCKY VIEW GLASS & WINDOW LTD	Ab 0209849017 1-10Drs	2002Al19 2003Jl09
ROCKYVIEW CONTRACTING	Ab CRY102692	1985Mr13 Trade_Name
ROCKY VIEW GLASS & WINDOW GLASS & WINDOW INSTA	Ab TN9361015 Trade_Name Commence	2001Ma25 Nu2001Ma01
ROCRIVER INC ON	CD 6238963	2004Ma25
ROCKYVIEW ELITE TUBER LTD	Ab 0209203280 1-7Drs	2001Fe20 2004Jl20
ROCKYVIEW PAINTING & DECORATING PAINTING AND DECORAT	Ab TN9647298 Trade_Name Commence	2001De12 Nu2001No28
ROCKYVIEW LANDSCAPING	Ab CRY003810	1972Ma03 Trade_Name
ROCKYVIEW NURSERY LTD	Ab 0207399908	1997Ma15 2004Jn06
ROCKYVIEW ROAD WORK-EXCAVATION LTD	Ab 0207902065 1-7Drs	1998Jn23 2003No14
ROCKYVIEW FRAMING	Ab CRY140387	1987Jl03 Trade_Name

? ROCKYVIEW ENERGY INC.	83131680 ALBERTA	PAGE 4/6 2005A111

==

ROCKYVIEW RECYCLERS AND WASTE REMOVAL LTD	AB 81998303 PROP.TOWN	2004De02
ROCKYVIEW TOWING TOWING BROKEN & SMAS	Ab TN8048159 Trade_Name	1998Oc26 Commence
NORTH EAST ROCKY VIEW FIRE PROTECTION -ASSOCIATION;	- Ab 0500080064 Ab.Socty	1974Oc28 2003A103
ROCKYVIEW PROFESSIONAL CENTRE INC	Ab 0206338188 New_Name Nu2000Jn13	1994No29 2005Fe08
ROCKYVIEW RECYCLERS AND WASTE REMOVAL RECYCLING AND WASTE	Ab TN11415395 Trade_Name Commence	2004De07 Nu2004De01
ROCKYVIEW PROFESSIONAL WINDOW CLEANING WINDOW WASHING & EXT	Ab TN8848822 Trade_Name Commence	2000Jn14 Nu2000Jn13
ROCKYVIEW HOMES LTD	Ab 2010820476 1-10Drs	2003De18 2004No22
ROCKYVIEW REFRIGERATION & AIR CONDITIONING LTD	Ab 2011124241 1-15Drs	2004Jn16 2004Au24
ROCKYVIEW HOTEL COMPANY LTD	Ab 0200605822 ContBCA 1984Ja20	1972Ja07 2005Fe09
ROCKYVIEW CONTRACTING	Ab CRY156095	1988Ma13 Trade_Name
ROCKY VIEW AUTO WRECKERS	Ab CAL013507	1961Ma29 Partnrship
ROCKY VIEW UTILITY CORP	Ab 0209031483 New_Name 1-9Drs Nu2003Se19	2000Oc25 2004Oc12
ROCKY VIEW MOTORS LTD	Ab 0208174052 Start 1-7Drs	1999Fe04 2005A102
ROCKY RIPPER VACATION TOURS INDUS	Ab TN10527422 Trade_Name Commence	2003Jn18 Nu2001Ma31
ROCKY VIEW ROOFING MARKETING OF ROOFING	Ab TN11039583 Trade_Name	2004A122 Commence
ROCKY VIEW MOTORS AIRDRIE T4B 2E9	Ab TN6793285	1996Ja02 Trade_Name
ROCKYVIEW HAIR SALON HAIRDRESSING	Ab TN9682899 Trade_Name Commence	2002Ja08 Nu2001Ja08

LATEST NUANS UPDATES - Canada 2005A104, Alberta 2005A111

CONTENTS OF THIS REPORT ARE DEPENDENT ON THE INPUT PARAMETERS SELECTED BY THE USER. PENDING APPLICATIONS ARE UPDATED WHERE NECESSARY AT ADVERTISEMENT AND REGISTRATION. TYPICALLY THERE IS A 6 WEEK LAPSE BETWEEN FILING & AVAILABILITY FOR SEARCH. ERRORS/OMISSIONS SHOULD BE REPORTED TO THE TRADE MARKS OFFICE BY TELEPHONING (819) 994-9614.

? ROCKYVIEW

*

VICROC; 394952 TMA 217159 39,7,6,37.Tout equipement servant au
1976Fe24 1976No19 forage a percution: trepans (bits),
acc> VICROC INC.

*

OKIVIEW 873825 TMA 520295 9,42.Computer software to control
1998Mr31 1999De06 peripherals from a personal computer >
OKI ELECTRIC INDUSTRY

*

ROCKY VIEW WATER CO-OP LTD. ; 39,11,32,Treatment, shipment and sale of
Aband40-3 727360- potable water via pipelines.
Prop.use 1993A128 ROCKY VIEW WATER CO-OP

*

ROCK YOUR WORLD 1145663 3,11,5,1.Bath and shower products; namely, bath
Prop.use 2002J103 Allowed and shower gel, bubble bath>
BELAE BRANDS, INC.

*

CHIMNEY ROCK 1219365 36,35,42,31,Raising and feeding of cattle;
Use-2001Oc 2004Jn07 Allowed veterinary services; venture capita>
CHIMNEY ROCK CAPITAL C

*

ROCKY'S EAZY ROLLER 456834 TMA 260804 22,28,20,6.Rollers for removing,
1980J129 1981J110 replacing, and storing swimming pool
covers. ROCKY'S REEL SYSTEMS I

*

ROC-MINER;; 469172 TMA 283821 7,41,19.Mining machinery, tunnel
1981A130 1983Se30 driving machines and parts thereof.
VOEST-ALPINE BERGTECHN

*

ROCKY IV 554777 TMA 335786 41,9;Motion pictures.
Use-1985No 1985De23 1987De31 Motion picture e> UNITED ARTISTS CORPOR

*

CLIFF HANGERS ROCK CLIMBING 41,16,42,25.Souvenirs namely shirts, hats, mugs,
1002699 TMA 540650 drinking glasses, sweatshirts>
Use-1998Au01 1999Ja22 2001Fe01 IPCO ENTERPRISES INC.,

*

VIROC 1005759 TMA 539209 37,19,20.Panneaux de particules de
1999Fe17 2001Ja05 bois lie au ciment; materiaux de
constru> VIROC PORTUGAL - INDUS

*

BIRD ROCKS & SEASCAPE; 31.Fresh citrus fruits.
158690 TMDA 55771
SpecifMark 1932Au22 1932No22 THE VILLA PARK ORCHARD

*

FISROCKEY ORANGE 981757 PBRA 99-758 31
Denominatn 1999A114 Granted FLORFIS AG

*

WE WILL ROCK YOU ; 1211272 41,9,16,42.Scientific, nautical, surveying,
Prop.use 2004Mr19 Searched electric, photographic, cinematog>
QUEEN PRODUCTIONS LIMI

LE CONTENU DE CE RAPPORT DE MARQUE DE COMMERCE EST DEPENDANT DES PARAMETRES DES DONNEES CHOISIS PAR L'UTILISATEUR. LES DEMANDES EN SUSPENS SONT MISES-A-JOUR LORSQUE NECESSAIRE, LORS DE L'ANNONCE ET DE L'ENREGISTREMENT. TYPIQUEMENT, IL Y A UN DELAI DE 6 SEMAINES ENTRE LE DEPOT ET LA DISPONIBILITE POUR FIN DE RECHERCHE. TOUTES ERREURS /OMISSIONS DOIVENT-ETRE RAPPORTEES AU BUREAU DES MARQUES DE COMMERCE EN TELEPHONANT A (819) 994-9614.

? ROCKYVIEW

*

CHIMNEY ROCK ; 1219456 36,35,42,31,Raising and feeding of cattle;
Use-2001Oc 2004Jn07 Searched veterinary services; venture capita>
CHIMNEY ROCK CAPITAL C

*

ROCK YOUR SENSES 1235728 3,2.Hair care preparations, hair colorants, and
Prop.use 2004No01 Advertised body washes. THE PROCTER & GAMBLE C

*

SHARP ROCK VINEYARD 892665 42,31,33,Operation of a vineyard to produce
Prop.use 1998Oc15 Allowed grapes for making wine.
VINCOR INTERNATIONAL I

*

ROCK-EVAL 418833 TMA 235319 42,9,35,1.Appareils et instruments
1977De12 1979Au24 scientifiques, nommement: appareils
analy> INSTITUT FRANCAIS DU P

*

ROCKABERRY 573669 TMA 334717 33,21.Wine cooler.
1986No24 1987No27 VINCOR INTERNATIONAL I

*

YELLOW ROCK 707529 TMA 427814 9,16,25,20.Wall plaques, cartoon
1992Jn19 1994Ma27 carricatures, t-shirts with cartoon
carricat> SMILING PEN LIMITED,

*

KEYVIEW 750175 TMA 443349 9,16,42.Computer software which permits
Use-1993Jn15 1994Mr23 1995Ma26 computer text files to be printed,>
VERITY, INC.

*

TOTAL ROCK DRILLING TECHNOLOGY ATLAS COP 37,7;Rock drilling machines and
755723 TMA 478072 mining machines.
1994Ma30 1997Jn19 Maintenance, ser> ATLAS COPCO AKTIEBOLA

*

ROCK HAVEN 791988 TMA 500226 20.Beds, mattresses, box springs,
1995Se07 1998Se08 upholstered furniture.
BEDFORD FURNITURE INDU

*

ROCKY PAVERS 1169940 19.Paving stones
Prop.use 2003Mr07 Searched H.O. CONCRETE SUPPLIES

*

LAKESIDE AT ROCKY CREST 42,41,28,36,Operation and management of a golf course
Formalized 1244679 and golf club; the opera>
Prop.use 2005Ja25 CLUBLINK CORPORATION

*

ROCK N ROLLER 1248031 19,7.An apparatus, namely a stamp, for forming
Prop.use 2005Fe22 Formalized decorative concrete stru>
ROCK N ROLLER, LLC

TM Update 2005Al05 ApplNo 1252500 Filed 2005Mr31

TERMS AND CONDITIONS

Definitions:
'Customer' refers to a person, firm or other entity who receives a NUANS Report directly or indirectly from HP pursuant to a written agreement with HP, or who relies on such Report without the benefit of any written agreement with HP.

"HP" shall at all times refer to Hewlett-Packard (Canada) Co.

(a) There are no representations or warranties, expressed or implied, oral or written, in fact or by operation of law or otherwise, except as herein expressly stated. In no event shall HP be liable for any indirect, special or consequential damages for any reason whatsoever including any damages arising out of Customer's access to or use of services, data or reports provided under the Agreement between the Customer and HP, including responsibility or liability resulting from the inaccuracy and/or omissions of NUANS Reports or NUANS Database Pre-Searches.

(b) HP'S liability for direct damages resulting from HP'S negligence or breach of contract in the execution of services (including delivery of data and reports) under its Agreement with the Customer shall be limited to the total charge for the services giving rise to the loss or damage.

(c) Where a Customer is required to re-order a NUANS Report because the Customer did not receive the first report or because of a demonstrable omission or inaccuracy therein, HP'S sole liability in the case of non-receipt by Customer shall be to waive all charges with respect thereto, provided that in all such cases HP shall not be liable for any failure in the case of an Act of God, riots, insurrection, or any other event beyond HP'S direct control, and provided in all cases that the Customer provide HP with satisfactory evidence of one of the above-mentioned failures within fifteen (15) days of the alleged date of such failure.

(d) The Customer agrees to indemnify HP and to hold it harmless from any loss or liability to the Customer, or to any third parties for any injuries or damages not caused by HP'S negligence which result from the Customer's access to or use of any such report or data and operation of any machines in the control of HP, from the Customer's use of HP'S premises or premises which HP is authorized to use, or from any error or inaccuracy in the preparation and formulation of a request for a NUANS Report.

(e) The Customer acknowledges that HP is subject to certain time and other restrictions in compiling its data base for purposes of delivering a NUANS Report or a NUANS Database Pre-Search and the Customer shall so advise any third party to whom it disseminates such Report or Pre-Search. HP shall not be held liable by the Customer or by any third party for the failure of a NUANS Report or a NUANS Database Pre-Search to disclose any name with prior rights. HP expressly excludes all liability and damages resulting from the inaccuracy or incompleteness of, or omissions from, any NUANS Report.

CONDITIONS GÉNÉRALES

Définitions:
On entend par 'client' une personne, une entreprise ou toute autre entité qui reçoit directement ou indirectement de HP un rapport NUANS en conformité avec une entente écrite avec HP, ou qui compte sur un tel rapport sans avoir conclu d'entente écrite avec HP.

Le terme "HP" fait toujours référence à Hewlett-Packard (Canada) Cie

(a) Sauf mention contraire dans le présent contrat, HP ne reconnaît aucune représentation ni garantie expresse ou implicite, verbale ou écrite, dans les faits ou par l'effet de la loi ou de toute autre disposition. HP ne peut en aucun cas être tenue responsable de dommages spéciaux, indirects ou accessoires, dont les dommages résultants de l'obtention ou de l'utilisation par le client des données, rapports ou services fournis en vertu des présentes, y compris toute responsabilité découlant d'inexactitudes ou d'omissions dans les rapports NUANS ou dans les rapports de recherche préliminaire NUANS.

(b) La responsabilité de HP pour tout dommage direct résultant de la négligence de HP ou de la violation du contrat dans l'exécution des services (y compris la fourniture de données et de rapports) en vertu des présentes sera limitée au montant total des frais exigés pour les services qui ont donné lieu à la perte ou au dommage.

(c) Si le client est obligé de redemander un rapport NUANS parce que HP a omis de produire le premier rapport selon ses obligations, la seule responsabilité de HP consistera à renoncer à tous les frais associés à cette demande, à condition que HP soit exemptée de toute responsabilité si le manquement est dû à un cas de force majeure, à des émeutes, à des insurrections ou à toute autre cause indépendante de la volonté de HP; par ailleurs, le client sera aussi tenu de fournir à HP des pièces justificatives satisfaisantes d'un tel manquement dans un délai de quinze (15) jours suivant la date prétendue de chaque manquement.

(d) Le Client convient d'indemniser HP et de le dégager de toute responsabilité découlant d'une perte ou d'une obligation pour le client ou une tierce partie en raison de blessures ou de dommages qui ne résultent pas de la négligence de HP, mais plutôt du fait que le client a obtenu et utilisé le rapport ou les données et a fait fonctionné de l'équipement sous le contrôle de HP, qu'il a utilisé les locaux de HP ou des locaux que HP est autorisée à utiliser, ou qu'une erreur ou une inexactitude s'est glissée dans la préparation ou la formulation d'une demande de rapport NUANS.

(e) Le client reconnaît que HP est soumise à certaines restrictions liées au temps et à d'autres facteurs lorsqu'elle compile sa base de données en vue de produire un rapport NUANS ou un rapport de recherche préliminaire NUANS et il devra donc en prévenir toute tierce partie à qui il transmet le rapport NUANS ou le rapport de recherche préliminaire NUANS. HP ne peut être tenue responsable par le client ou toute tierce partie en cas d'omission de divulgation dans le rapport NUANS ou le rapport de recherche préliminaire NUANS de toute dénomination et remarque de commerce avec droit prioritaire. HP décline expressément toute responsabilité découlant d'inexactitudes ou d'omissions dans le rapport NUANS.

Exemption 82-34899

CORPORATE ACCESS NUMBER: 2011639248

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

INCORPORATION

1163924 ALBERTA INC.
WAS INCORPORATED IN ALBERTA ON 2005/04/12.

Incorporate Alberta Corporation - Registration Statement

Service Request Number:	7185312
Alberta Corporation Type:	Numbered Alberta Corporation
Legal Entity Name:	1163924 ALBERTA INC.
French Equivalent Name:	
Nuans Number:	
Nuans Date:	
French Nuans Number:	
French Nuans Date:	

REGISTERED ADDRESS

Street:	3400, 150 - 6TH AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3Y7

RECORDS ADDRESS

Street:	3400, 150 - 6TH AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3Y7

ADDRESS FOR SERVICE BY MAIL

Post Office Box:	
City:	
Province:	
Postal Code:	
Internet Mail ID:	

Share Structure:	SEE ATTACHED "SHARE STRUCTURE".
Share Transfers Restrictions:	NONE.
Number of Directors:	
Min Number Of Directors:	1
Max Number Of Directors:	15
Business Restricted To:	NONE.

Business Restricted From:	NONE.
Other Provisions:	SEE ATTACHED "OTHER RULES OR PROVISIONS".
Professional Endorsement Provided:	
Future Dating Required:	
Registration Date:	2005/04/12

Director

Last Name:	MACDONALD
First Name:	ALAN
Middle Name:	
Street/Box Number:	2100, 144 - 4TH AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3N4
Country:	
Resident Canadian:	Y

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2005/04/12
Other Rules or Provisions	ELECTRONIC	2005/04/12

Registration Authorized By: JAMES D. THOMSON
INCORPORATOR

SHARE STRUCTURE
OF
1163924 ALBERTA INC.
(the "Corporation")

The Corporation is authorized to issue an unlimited number of shares, designated as Common Shares and an unlimited number of shares, designated as Preferred Shares.

1. Common Shares

There shall be attached to the Common Shares the following rights, privileges, restrictions and conditions, namely:

1.1 The holders thereof shall have the right to vote at any meeting of shareholders of the Corporation;

1.2 The holders thereof shall have the right to receive any dividend declared by the Corporation; and

1.3 The holders thereof shall have the right to receive the remaining property of the Corporation on its dissolution, liquidation, winding up or other distribution of its assets or property among its shareholders for the purpose of winding up its affairs.

The foregoing rights, privileges, restrictions and conditions are subject to the rights, privileges, restrictions and conditions attaching to any other class of shares now or hereafter created and expressed to rank in priority to the Common Shares.

2. Preferred Shares

There shall be attached to the Preferred Shares the following rights, privileges, restrictions and conditions, namely:

2.1 The Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the directors of the Corporation, who shall also determine by resolution passed before the issue of any Preferred Shares of each series the designation of the shares of such series and the rights, privileges, restrictions and conditions attaching thereto, including but without limiting the generality of the foregoing, the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, conversion privileges, if any, and the conditions thereof, the redemption or purchase price and the terms and conditions of any redemption or purchase of such shares, if subject to redemption or purchase for cancellation, the terms

and conditions of any sinking fund or purchase fund, the amount or amounts to be paid on such shares upon any distribution of assets of the Corporation among its shareholders in the event of its liquidation, dissolution or winding-up, voting rights, if any, and restrictions, if any, respecting the payment of dividends on and the redemption and purchase of any shares ranking junior to the Preferred Shares.

2.2 The Preferred Shares of any series may be made subject to redemption or purchase for cancellation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the shares of that series, as determined before the issue thereof by resolution of the directors of the Corporation, provided that no such shares may be redeemed or purchased for cancellation at prices exceeding the redemption price stated in or calculated according to a formula stated in the terms of issue thereof.

2.3 The Preferred Shares shall be entitled to preference over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares with respect to payment of dividends and return of capital and the Preferred Shares of each series may also be given such other preferences over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares as may be determined before the issue thereof as hereinbefore provided.

2.4 The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and return of capital.

2.5 If any cumulative dividends or amounts payable on return of capital in respect of a series of Preferred Shares are not paid in full, the shares of all series of the same class shall participate rateably in respect of accumulated dividends and return of capital.

2.6 The holders of the Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at such meeting, except as provided in the Business Corporations Act or in the rights, privileges, restrictions and conditions attached to the Preferred Shares of any series before the issue thereof as hereinbefore provided.

2.7 The holders of the Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase any issue or part of any issue of shares of

the Corporation whether now or hereafter authorized.

OTHER RULES OR PROVISIONS
OF
1163924 ALBERTA INC.
(the "Corporation")

1. The directors may, between annual meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

Articles Of Incorporation

Business Corporations Act
Section 6

1. **Name of Corporation**

1163924 ALBERTA INC.

2. **The classes of shares, and any maximum number of shares that the corporation is authorized to issue:**

See attached "Share Structure".

3. **Restrictions on share transfers** *(if any)*:

None.

4. **Number, or minimum and maximum number, of directors that the corporation may have:**

Minimum 1 - Maximum 15

5. **If the corporation is restricted FROM carrying on a certain business, or restricted TO carrying on a certain business, specify the restriction(s):**

None.

6. **Other rules or provisions** *(if any)*:

See attached "Other Rules or Provisions".

7. **Date authorized by Incorporators:** 2005 / 04 / 12
Year/ Month / Day

Incorporators

Name of Person Authorizing *(please print)*	Address: *(including postal code)*	Signature
James D. Thomson	3400, 150 - 6th Avenue SW Calgary, AB T2P 3Y7	

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Research and Program Support, Box 314, Edmonton, Alberta T5J 4L4, (780) 427-7013.

REG 3047 (2001-09)

SHARE STRUCTURE
OF
1163924 ALBERTA INC.
(the "Corporation")

The Corporation is authorized to issue an unlimited number of shares, designated as Common Shares and an unlimited number of shares, designated as Preferred Shares.

1. <u>Common Shares</u>

There shall be attached to the Common Shares the following rights, privileges, restrictions and conditions, namely:

1.1 The holders thereof shall have the right to vote at any meeting of shareholders of the Corporation;

1.2 The holders thereof shall have the right to receive any dividend declared by the Corporation; and

1.3 The holders thereof shall have the right to receive the remaining property of the Corporation on its dissolution, liquidation, winding up or other distribution of its assets or property among its shareholders for the purpose of winding up its affairs.

The foregoing rights, privileges, restrictions and conditions are subject to the rights, privileges, restrictions and conditions attaching to any other class of shares now or hereafter created and expressed to rank in priority to the Common Shares.

2. <u>Preferred Shares</u>

There shall be attached to the Preferred Shares the following rights, privileges, restrictions and conditions, namely:

2.1 The Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the directors of the Corporation, who shall also determine by resolution passed before the issue of any Preferred Shares of each series the designation of the shares of such series and the rights, privileges, restrictions and conditions attaching thereto, including but without limiting the generality of the foregoing, the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, conversion privileges, if any, and the conditions thereof, the redemption or purchase price and the terms and conditions of any redemption or purchase of such shares, if subject to redemption or purchase for cancellation, the terms and conditions of any sinking fund or

purchase fund, the amount or amounts to be paid on such shares upon any distribution of assets of the Corporation among its shareholders in the event of its liquidation, dissolution or winding-up, voting rights, if any, and restrictions, if any, respecting the payment of dividends on and the redemption and purchase of any shares ranking junior to the Preferred Shares.

2.2 The Preferred Shares of any series may be made subject to redemption or purchase for cancellation at such times and at such prices and upon such other terms and conditions as may be specified in the rights, privileges, restrictions and conditions attaching to the shares of that series, as determined before the issue thereof by resolution of the directors of the Corporation, provided that no such shares may be redeemed or purchased for cancellation at prices exceeding the redemption price stated in or calculated according to a formula stated in the terms of issue thereof.

2.3 The Preferred Shares shall be entitled to preference over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares with respect to payment of dividends and return of capital and the Preferred Shares of each series may also be given such other preferences over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares as may be determined before the issue thereof as hereinbefore provided.

2.4 The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and return of capital.

2.5 If any cumulative dividends or amounts payable on return of capital in respect of a series of Preferred Shares are not paid in full, the shares of all series of the same class shall participate rateably in respect of accumulated dividends and return of capital.

2.6 The holders of the Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at such meeting, except as provided in the *Business Corporations Act* or in the rights, privileges, restrictions and conditions attached to the Preferred Shares of any series before the issue thereof as hereinbefore provided.

2.7 The holders of the Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase any issue or part of any issue of shares of the Corporation whether now or hereafter authorized.

OTHER RULES OR PROVISIONS
OF
1163924 ALBERTA INC.
(the "Corporation")

---

1. The directors may, between annual meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

CORPORATE ACCESS NUMBER: 2011639248

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

1163924 ALBERTA INC.
CHANGED ITS NAME TO **ROCKYVIEW ENERGY INC.** ON 2005/04/28.

REGISTRAR OF CORPORATIONS

ISSUER	FILE NO.
Rockyview Energy Inc.	82-34899

July 12, 2005

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

GENERAL BY-LAW

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE AFFAIRS OF

ROCKYVIEW ENERGY INC.

(hereinafter called the "Corporation")

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DIVISION ONE
INTERPRETATION

1.01 In the by-laws of the Corporation, unless the context otherwise specifies or requires:

a. "Act" means the *Business Corporations Act* of Alberta, as from time to time amended and every statute that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefore in the new statute or statutes;

b. "appoint" includes "elect" and vice versa;

c. "articles" means the articles of incorporation or continuance of the Corporation, as from time to time amended or restated;

d. "board" means the board of directors of the Corporation;

e. "business day" means a day which is not a non-business day;

f. "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

g. "meeting of shareholders" includes an annual and a special meeting of shareholders;

h. "non-business day" means Saturday, Sunday and any other day that is a holiday as from time to time defined in *The Interpretation Act* of Alberta;

i. "Regulations" means the regulations under the Act as published or from time to time amended and every regulation that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefore in the new regulations;

j. "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by virtue of section 3.01 of this by-law or by a resolution passed pursuant thereto; and

k. "special meeting of shareholders" means a meeting of any particular class or classes of shareholders and a meeting of all shareholders entitled to vote at any annual meeting of shareholders at which special business is to be transacted.

Save as aforesaid, all terms which are contained in the by-laws of the Corporation and which are defined in the Act or the Regulations shall, unless the context otherwise specifies or requires, have the meanings given to such terms in the Act or the Regulations. Words importing the singular number include the plural and vice versa; the masculine shall include the feminine; and the word "person" shall include an individual, partnership, association, body corporate, body politic, trustee, executor, administrator and legal representative.

Headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

DIVISION TWO
BANKING AND SECURITIES

2.01 Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations or any other persons as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of power as the board may from time to time prescribe or authorize.

2.02 Voting Rights in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of such voting certificates or evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

DIVISION THREE
EXECUTION OF INSTRUMENTS

3.01 Authorized Signing Officers

Unless otherwise authorized by the board, deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two of the president, chairman of the board, managing director, any vice-president, any director, secretary,

treasurer, any assistant secretary or any assistant treasurer or any other officer created by by-law or by the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same, but no instrument is invalid merely because the corporate seal is not affixed thereto.

The signature or signatures of any person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all deeds, transfers, assignments, contracts, obligations, certificates and other instruments of the Corporation executed or issued by or on behalf of the Corporation and all deeds, transfers, assignments, contracts, obligations, certificates and other instruments of the Corporation on which the signature or signatures of any of the foregoing persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such deeds, transfers, assignments, contracts, obligations, certificates and other instruments of the Corporation.

3.02 <u>Cheques, Drafts and Notes</u>

All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or person or persons, whether or not officers of the Corporation, and in such manner as the board may from time to time designate by resolution.

DIVISION FOUR
<u>DIRECTORS</u>

4.01 <u>Number</u>

The board shall consist of such number of directors as is fixed by the articles, or where the articles specify a variable number, shall consist of such number of directors as is not less than the minimum nor more than the maximum number of directors provided in the articles and as shall be fixed from time to time by resolution of the shareholders.

4.02 <u>Election and Term</u>

Subject to the articles or a unanimous shareholder agreement, the election of directors shall take place at each annual meeting of shareholders and all of the directors then in office, unless elected for a longer period of time (not to exceed the close of the third (3rd) annual meeting of shareholders following election), shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall, subject to the articles or a unanimous shareholder agreement, be the number of directors then in office, or the number of directors whose terms of office expire at the meeting, as the case may be, except that, if cumulative voting is not required by the articles and the articles otherwise permit, the shareholders may resolve to elect some other number of directors. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. If the articles

provide for cumulative voting, each director elected by shareholders (but not directors elected or appointed by creditors or employees) ceases to hold office at the annual meeting and each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors he is entitled to vote for, and he may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. If he has voted for more than one candidate without specifying the distribution among such candidate, he shall be deemed to have divided his votes equally among the candidates for whom he voted.

4.03 Removal of Directors

Subject to the Act and the articles, the shareholders may by ordinary resolution passed at a special meeting remove any director from office, except a director elected by employees or creditors pursuant to the articles or a unanimous shareholder agreement, and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board. However, if the articles provide for cumulative voting, no director shall be removed pursuant to this section where the votes cast against the resolution for his removal would, if cumulatively voted at an election of the full board, be sufficient to elect one or more directors.

4.04 Consent

A person who is elected or appointed a director is not a director unless:

a. he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or

b. if he was not present at the meeting when he was elected or appointed:

   i. he consented in writing to act as a director before his election or appointment or within ten (10) days after it, or

   ii. he has acted as a director pursuant to the election or appointment.

4.05 Vacation of Office

A director of the Corporation ceases to hold office when:

a. he dies or resigns;

b. he is removed in accordance with section 109 of the Act; or

c. he becomes disqualified under subsection 105(1) of the Act.

4.06 Committee of Directors

The directors may appoint from among their number a managing director, who must be a resident Canadian, or a committee of directors, however designated, of which at least one-quarter of the members must be resident Canadians, and subject to section 115 of the Act may delegate to the managing director or such committee any of the powers of the directors. A committee may be comprised of one director.

4.07 Transaction of Business of Committee

Subject to the provisions of this by-law with respect to participation in a meeting, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all of the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Alberta and may be called by any one member of the committee giving notice in accordance with the by-laws governing the calling of meetings of the board.

4.08 Procedure

Unless otherwise determined herein or by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

4.09 Remuneration and Expenses

Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.10 Vacancies

Subject to the Act, a quorum of the board may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

4.11 Action by the Board

Subject to any unanimous shareholder agreement, the board shall manage or supervise the management of the business and affairs of the Corporation. Notwithstanding a vacancy among the directors, a quorum of directors may exercise all the powers of the directors. If the Corporation has only one director, that director may constitute a meeting.

DIVISION FIVE
MEETING OF DIRECTORS

5.01 Place of Meeting

Meetings of the board may be held at any place within or outside Alberta.

5.02 Notice of Meeting

Unless the board has made regulations otherwise, meetings of the board may be summoned on twenty-four (24) hours' notice, given verbally or in writing, and whether by means of telephone or telegraph, electronic means in accordance with the provisions of the *Electronic Transactions Act*, or any other means of communication. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

a. submit to the shareholders any question or matter requiring approval of the shareholders;

b. fill a vacancy among the directors or in the office of auditor;

c. appoint additional directors;

d. issue securities, except in the manner and on the terms authorized by the board;

e. declare dividends;

f. purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the board;

g. pay a commission for the sale of shares;

h. approve a management proxy circular;

i. approve any financial statements to be placed before the shareholders at an annual meeting; or

j. adopt, amend or repeal by-laws.

Provided, however, that a director may in any manner, and either before or after the meeting, waive notice of a meeting and attendance of a director at a meeting of the board shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

For the first meeting of the board to be held immediately following an election of directors no notice of such meeting shall be necessary, and for a meeting of the board at which a director is to be appointed to fill a vacancy in the board, no notice of such meeting shall be necessary to the newly elected or appointed director or directors in order to legally constitute the meeting, provided, in each case, that a quorum of the directors is present.

5.03 Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

5.04 Calling of the Meetings

Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine. Should more than one of the above-named call a meeting at or for substantially the same time, there shall be only one meeting held and such meeting shall occur at the time and place determined by, in order of priority, the board, any two directors, the chairman, or the president.

5.05 Regular Meetings

The board may, from time to time, appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, and forthwith to each director subsequently elected or appointed, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted thereat to be specified.

5.06 Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director or president. If no such officer is present, the directors present shall choose one of their number to be chairman.

5.07 Quorum

Subject to the following section 5.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors holding office or such greater number of directors as the board may from time to time determine.

5.08 One-Quarter Canadian Representation at Meetings

Directors shall not transact business at a meeting of directors unless at least one-quarter of the directors present are resident Canadians. Notwithstanding the foregoing, directors may transact business at a meeting of directors when less than one-quarter of the directors present are resident Canadians if:

a. a resident Canadian director who is unable to be present approves in writing or by electronic means, telephone or other communications facilities the business transacted at the meeting; and

b. the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least one-quarter of the directors present at the meeting.

5.09 Voting

Questions arising at any meeting of the board shall be decided by a majority of votes, and in the event of any equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

5.10 Participation in Meeting

A director may participate in a meeting of the board or a committee of the board by electronic means, telephone, or other communication facilities as permit all persons participating in the meeting to hear or otherwise communicate with each other, and a director participating in such meeting by such means is deemed to be present at the meeting.

5.11 Resolution in Lieu of Meeting

Notwithstanding any of the foregoing provisions of this by-law, a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board or a committee of directors is as valid as if it had been passed at a meeting of the board or committee of directors, as the case may be. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

5.12 Amendments to the Act

It is hereby affirmed that the intention of sections 4.06, 5.08 and 7.03, as they relate to Canadian representation, is to comply with the minimum requirements of the Act and in the event that such minimum requirements shall be amended, deleted or replaced such that no, or lesser, requirements with respect to Canadian representation are then in force, such sections shall be deemed to be correspondingly amended, deleted or replaced without any further act of the directors or shareholders of the Corporation.

DIVISION SIX
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.01 Conflict of Interest

A director or officer shall not be disqualified from his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation or a subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract or transaction or proposed contract or transaction at the time and in the manner provided by the Act. Subject to the provisions of the Act, a director or officer shall not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, if necessary, and it was fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction.

Even if the above conditions are not met, a director or officer acting honestly and in good faith shall not be accountable to the Corporation or to its shareholders for any profit realized from a material contract or material transaction for which disclosure is required by the Act, and such contract or transaction shall not be void or voidable by reason only of the director or officer's interest therein, provided that the material contract or material transaction was approved or confirmed by special resolution at a meeting of the shareholders, disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before such contract or transaction was approved or confirmed, and such contract or transaction was reasonable and fair to the Corporation at the time it was approved or confirmed.

6.02 Limitation of Liability

Every director and officer of the Corporation, in exercising his powers and discharging his duties, shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer, for the time being of the Corporation, shall be liable for the acts, neglects or defaults of any other director or officer or employee or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting for any dealings with any moneys, securities or other assets belonging to the Corporation or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the Regulations thereunder or from liability for any breach thereof. The directors, for the time being of the Corporation, shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board.

No act or proceeding of any director or officer or the board shall be deemed invalid or ineffective by reason of the subsequent ascertainment of any irregularity in regard to such act or proceeding or the election, appointment or qualification of such director or officer or board.

6.03 Indemnity

Subject to section 124 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

a. the acted honestly and in good faith with a view to the best interests of the Corporation; and

b. in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation shall also indemnify such persons in such other circumstances as the Act permits or requires. Nothing herein contained shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this section 6.03.

6.04 Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in section 6.03 against any liability incurred by him:

a. in his capacity as a director or officer of the Corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation; or

b. in his capacity as a director or officer of the another body corporate where he acts or acted in that capacity at the Corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

DIVISION SEVEN
OFFICERS

7.01 Election or Appointment

Subject to any unanimous shareholder agreement, the board may, from time to time, appoint a chairman of the board, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Except for a managing director and a chairman of the board who must be directors, an officer may, but need not be, a director and one person may hold more than one office.

7.02 Chairman of the Board

The chairman of the board shall, when present, preside at all meetings of the board, committees of directors and at all meetings of shareholders.

If no managing director is appointed, the board may assign to the chairman of the board any of the powers and duties that, by any provision of this by-law, are assigned to the managing director; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

7.03 Managing Director

The managing director, if any, shall be a resident Canadian and shall have, subject to the authority of the board, general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.

7.04 President

The president shall, subject to the authority of the board and the managing director, if any, have such powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office; provided, however, that unless he is a director he shall not preside as chairman at any meeting of the board or of a committee of directors.

7.05 Vice-President

During the absence or disability of the president, his duties shall be performed and his powers exercised by the vice-president or, if there is more than one, by the vice-president designated from time to time by the board or the president; provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of the board or of a committee of directors. A vice-president shall have such other powers and duties as the board or the president may prescribe.

7.06 Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of directors and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer, if any, may specify.

7.07 Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions and he shall have such other powers and duties as the board or chief executive officer, if any, or the president may specify.

7.08 General Manager or Manager

If elected or appointed, the general manager shall have, subject to the authority of the board, the managing director, if any, the chief executive officer, if any, and the president, full power to manage and direct the business and affairs of the Corporation (except such matters and duties as by law must be transacted or performed by the board and/or by the shareholders) and to employ and discharge agents and employees of the Corporation and may delegate to him or them any lesser authority. A general manager or manager shall conform to all lawful orders given to him by the board and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by a general manager or manager shall be subject to discharge by the board.

7.09 Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board, the managing director, if any, or the chief executive officer, if any, or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer, if any, or the president otherwise directs.

7.10 Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

7.11 Vacancies

If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the board, by resolution, may appoint a person to fill such vacancy.

7.12 Remuneration and Removal

The remuneration of all officers appointed by the board shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined. All officers shall be subject to removal by resolution of the board at any time, with or without cause, notwithstanding any agreement to the contrary, provided however that this right of removal shall not limit in any way such officer's right to damages by virtue of such agreement or any other rights resulting from such removal in law or equity.

7.13 Agents and Attorneys

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

7.14 Conflict of Interest

An officer shall disclose his interest in any material contract or material transaction or proposed material contract or proposed material transaction with the Corporation in accordance with section 6.01.

7.15 Fidelity Bonds

The board may require such officers, employees and agent of the Corporation, as the board deems advisable, to furnish bonds for the faithful discharge of their powers and duties, in such forms and with such surety as the board may from time to time determine.

DIVISION EIGHT
SHAREHOLDERS' MEETINGS

8.01 Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held at such time and on such day in each year and at such place or places as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors if required by the Act or the articles, and for the transaction of such other business as may properly be brought before the meeting.

8.02 Special Meetings

The board shall have the power to call a special meeting of shareholders at any time.

8.03 Place of Meetings

Meetings of shareholders shall be held as provided for in the articles, or failing any reference in the articles, at such place in Alberta as the board may determine. Subject to the Act, if the directors or the shareholders of the Corporation call a meeting of shareholders, the directors or the shareholders, as the case may be, may determine that the meeting shall be held entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.04 Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fifty (50) days and not less than twenty-one (21) days, as a record date for the determination of shareholders entitled to notice of or to vote at the meeting. If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of or to vote at the meeting shall be the close of business on the date immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

8.05 Notice of Meeting

Notice of the time and place of each meeting of shareholders shall be sent not less than twenty-one (21) days and not more than fifty (50) days before the meeting to each shareholder entitled to vote at the meeting, each director and the auditor of the Corporation. Such notice may be sent by electronic means in accordance with the *Electronic Transactions Act*, or by mail addressed to, or may be delivered personally to, the shareholder, at his latest address as shown in the records of the Corporation or its transfer agent, to the director, at his latest address as shown in the records of the Corporation or in the last notice filed pursuant to section 106 or 113 of the Act, or to the auditor, at his most recent address as shown in the records of the Corporation. A notice of meeting of shareholders sent by mail to a shareholder, director or auditor in accordance with the above is deemed to be served on the day on which it was deposited in the mail. A notice of a meeting is not required to be sent to shareholders who are not registered on the records of the Corporation or its transfer agent on the record date as determined according to section 8.04 hereof. Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the

meeting. A special meeting and an annual meeting may be convened by one and the same notice and it shall not be an objection to the notice that it only convenes the second meeting contingently on any resolution being passed by the requisite majority at the first meeting.

8.06 Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in section 8.07 hereof, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except to the extent that such person has transferred any of his shares after the record date set pursuant to section 8.04 hereof, or, if no record date is fixed, after the date on which the list referred to in section 8.07 is prepared, and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than ten (10) days before the meeting that his name be included to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the close of business on the record date, or if no record date is set, at the close of business on the date preceding the date notice is sent, is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

8.07 List of Shareholders Entitled to Notice

The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order, and showing the number of shares held by each shareholder in accordance with section 137 of the Act. If a record date for the meeting is fixed pursuant to section 8.04 hereof by the board, the shareholders listed shall be those registered at the close of business on the record date. If no record date is fixed by the board, the shareholders listed shall be those listed at the close of business on the last business day immediately preceding the day on which notice of a meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained and at the place where the meeting is held.

8.08 Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

a. if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and

b. if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held.

At such meetings any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to a meeting being held at such place.

8.09 Waiver of Notice

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

8.10 Chairman, Secretary and Scrutineers

The chairman of the board or, in his absence, the president, if such an officer has been elected or appointed and is present, or otherwise a vice-president who is a shareholder of the Corporation, shall be chairman of any meeting of shareholders. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, or declines to be chairman of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

8.11 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

8.12 Quorum

A quorum at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or by any other by-law) shall be persons present not being less than two (2) in number and holding or representing not less than five (5%) per cent of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

8.13 Participation in Meeting

A shareholder or any other person entitled to attend a meeting may participate in a meeting of shareholders by electronic means, telephone or other communication facilities as permit all persons participating in the meeting to hear or otherwise communicate with each other, and a person participating in such a meeting by such means is deemed to be present at the meeting. Subject to the Act, any person participating in a meeting pursuant to this section and entitled to vote at the meeting may vote by electronic means, telephone or other communication facility that the Corporation has made available for that purpose.

8.14 Proxyholders and Representatives

Votes at meetings of the shareholders may be given either personally or by proxy; or, in the case of a shareholder, who is a body corporate or association, by an individual authorized by a resolution of the board or governing body of the body corporate or association to represent it at a meeting of shareholders of the Corporation, upon producing a certified copy of such resolution or otherwise establishing his authority to vote to the satisfaction of the secretary or the chairman.

A proxy shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and is valid only at the meeting in respect of which it is given or any adjournment of that meeting. A person appointed by proxy need not be a shareholder.

8.15 Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of Saturdays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

8.16 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholder may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

8.17 Votes to Govern

Except as otherwise required by the Act, all questions proposed for the consideration of shareholders at a meeting of shareholders shall be determined by a majority of the votes cast and in the event of an equality of votes at any meeting of shareholders, the chairman shall have a second or casting vote.

8.18 Conduct of Vote

Subject to the Act, voting at a meeting of shareholders shall be by a show of hands, unless a ballot is required or demanded as hereinafter provided, and may be held, subject to the Act, entirely by electronic means, telephone or other communication facility, if the corporation makes such a communication facility available. Every person who is present or otherwise participating in the meeting pursuant to section 8.13 hereof and entitled to vote shall have one vote. Whenever a vote shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of shareholders upon the said question.

8.19 Ballots

On any question proposed for consideration at a meeting of shareholders, a shareholder, proxyholder or other person entitled to vote may demand and the chairman may require that a ballot be taken either before or upon the declaration of the result of any vote. If a ballot is demanded on the election of a chairman or on the question of an adjournment it shall be taken forthwith without an adjournment. A ballot demanded or required on any other question shall be taken in such manner as the chairman shall direct. A demand or requirement for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares that he is entitled to vote at the meeting upon the question, to the number of votes as provided for by the articles or, in the absence of such provision in the articles, to one vote for each share he is entitled to vote. The result of the ballot so taken shall be the decision of the shareholders upon the question. The demand or requirement for a ballot shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the ballot has been demanded or required.

8.20 Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of the adjournment. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given in the same manner as notice for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) day, subsection 149(1) of the Act does not apply.

8.21 Resolution in Lieu of a Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required to be dealt with at a meeting of shareholders and signed by all the shareholders entitled to vote at such meeting, satisfies all the requirements of the Act relating to meetings of shareholders. A copy of every such resolution in writing shall be kept with minutes of the meetings of shareholders. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

8.22 Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

DIVISION NINE
SHARES

9.01 Non-Recognition of Trusts

Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

9.02 Certificates

The shareholder is entitled at his option to a share certificate that complies with the Act or a non-transferable written acknowledgement of his right to obtain a share certificate from the Corporation in respect of the securities of the Corporation held by him. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as described by the Act and as the board shall from time to time approve. A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on the share certificate may be printed or otherwise mechanically reproduced on it.

9.03 Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issuance of a new share certificate or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04 Joint Holders

The Corporation is not required to issue more than one share certificate in respect of a share held jointly by several persons, and delivery of a certificate to one of several joint holders is sufficient delivery to all. Any one of such holders may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such certificate.

DIVISION TEN
TRANSFER OF SECURITIES

10.01 Registration of Transfer

If a share in registered form is presented for registration of transfer, the Corporation shall register the transfer if:

a. the share is endorsed by an appropriate person, as defined in section 64 of the Act;

b. reasonable assurance is given that the endorsement is genuine and effective;

c. the Corporation has no duty to enquire into adverse claims or has discharged any such duty;

d. any applicable law relating to the collection of taxes has been complied with;

e. the transfer is rightful or is to a bona fide purchaser; and

f. the transfer fee, if any, has been paid.

10.02 Transfer Agents and Registrar

The board may from time to time by resolution appoint or remove one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities register or registers, and an agent or agents to maintain a branch securities register or registers. Agents so appointed may be designated as transfer agent or registrar according to their functions, and a person may be appointed and designated with functions as both registrar and transfer or branch transfer agent. Registration of the issuance or transfer of a security in the central securities register or in a branch securities register is complete and valid registration for all purposes.

10.03 Securities Registers

A central securities register of the Corporation shall be kept at its registered office or at any other place in Alberta designated by the board to record the shares and other securities issued by the Corporation in registered form, showing with respect to each class or series of shares and other securities:

a. the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

b. the number of shares or other securities held by each holder; and

c. the date and particulars of the issuance and transfer of each share or other security.

A branch securities register or registers may be kept either in or outside Alberta at such place or places as the board may determine. A branch securities register shall only contain particulars of securities issued or transferred at that branch. Particulars of each issue or transfer of a security registered in a branch securities register shall also be kept in the corresponding central securities register.

10.04 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

DIVISION ELEVEN
DIVIDENDS AND RIGHTS

11.01 Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully-paid shares of the Corporation.

11.02 Dividend Cheques

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and shall be mailed by prepaid ordinary mail to such registered holder at his address recorded in the Corporation's securities

register or registers or such address as such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

11.03 <u>Non-Receipt of Cheques</u>

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

11.04 <u>Unclaimed Dividends</u>

No dividend shall bear interest against the Corporation. Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

11.05 <u>Record Date for Dividends and Rights</u>

The board may fix in advance a date, preceding by not more than fifty (50) days the date for the payment of any dividend, as a record date for the determination of the persons entitled to receive payment of such dividend, provided that, unless waived as provided for in the Act, notice of any such record date is given, not less than seven (7) days before such record date, by newspaper advertisement in the manner provided in the Act and by written notice to each stock exchange in Canada, if any, on which the Corporation's shares are listed for trading. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend shall be at the close of business on the day on which the resolution relating to such dividend is passed by the board.

DIVISION TWELVE
<u>INFORMATION AVAILABLE TO SHAREHOLDERS</u>

12.01 <u>Confidential Information</u>

Except as provided by the Act, no shareholders shall be entitled to obtain information respecting any details or conduct of the Corporation's business which, in the opinion of the directors, it would be inexpedient in the interests of the Corporation to communicate to the public.

12.02 <u>Conditions of Access to Information</u>

The directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholders shall have any right to inspect any document or book or register or account record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

12.03 Registered Office and Separate Records Office

The registered office of the Corporation shall be at a place within Alberta and at such location therein as the board may from time to time determine. The records office will be at the registered office or at such location, if any, within Alberta, as the board may from time to time determine.

DIVISION THIRTEEN
NOTICES

13.01 Method of Giving Notices

A notice or document required by the Act, the Regulations, the articles or the by-laws to be sent to a shareholders or director of the Corporation may be sent by electronic means in accordance with the provisions of the *Electronic Transactions Act*, or by prepaid mail addressed to, or may be delivered personally to:

a. the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

b. the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113.

A notice or document sent by mail in accordance with the foregoing to a shareholders or director of the Corporation is deemed to be received by him at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholders or director did not receive the notice or document at the time or at all.

13.02 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

13.03 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholders from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.04 Non-Receipt of Notices

If a notice or document is sent to a shareholder in accordance with section 13.01 and the notice or document is returned on two (2) consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notice or documents to the shareholder until the shareholder informs the Corporation in writing of his new address; provided always, that in the event of the return of a notice of a shareholders meeting mailed to a shareholder in accordance with section 13.01

the notice shall be deemed to be received by the shareholder on the date deposited in the mail notwithstanding its return.

13.05 Omissions and Errors

Subject to the Act, the accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06 Signature on Notices

Unless otherwise specifically provided, the signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

13.07 Waiver of Notice

If a notice or document is required by the Act or the Regulations, the articles, the by-laws or otherwise to be sent, the sending of the notice or document may be waived or the time for the notice or document may be waived or abridged at any time with the consent in writing of the person entitled to receive it. The consent of a person entitled to waive the requirement for the sending of a notice or document or to waive or abridge the time for the notice or the document may be sent by electronic means in accordance with the provisions of the *Electronic Transactions Act*.

DIVISION FOURTEEN
MISCELLANEOUS

14.01 Directors to Require Surrender of Share Certificates

The directors in office when a Certificate of Continuance is issued under the Act are hereby authorized to require the shareholders of the Corporation to surrender their share certificate(s), or such of their share certificates as the directors may determine, for the purpose of cancelling the share certificates and replacing them with new share certificates that comply with section 48 of the Act, in particular, replacing existing share certificate with share certificates that are not negotiable securities under the Act. The directors in office shall act by resolution under this section 14.01 and shall in their discretion decide the manner in which they shall require the surrender of existing share certificates and the time within which the shareholders must comply with the requirement and the form or forms of the share certificates to be issued in place of the existing share certificates. The directors may take such proceedings as they deem necessary to compel any shareholder to comply with a requirement to surrender his share certificate or certificates pursuant to this section. Notwithstanding any other provision of this by-law, but subject to the Act, the director may refuse to register the transfer of shares represented by a share certificate that has not been surrendered pursuant to a requirement under this section.

14.02 Financial Assistance to Shareholders, Employees and Others

The Corporation may give financial assistance by means of a loan, guarantee or otherwise to any person for any purpose in accordance with the provisions of the Act and the Regulations including, without limitation, the disclosure requirements specified therein.

14.03 Severability

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

MADE by the Board the 12th day of April 2005.

Alan MacDonald
Vice-President, Finance

CONFIRMED by the Shareholders in accordance with the *Business Corporations Act* (Alberta), the 12th day of April 2005.

Alan MacDonald
Vice-President, Finance

GENERAL BY-LAW

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE AFFAIRS OF

ROCKYVIEW ENERGY INC.

(hereinafter called the "Corporation")

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DIVISION ONE
<u>INTERPRETATION</u>

1.01 In the by-laws of the Corporation, unless the context otherwise specifies or requires:

a. "Act" means the *Business Corporations Act* of Alberta, as from time to time amended and every statute that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefore in the new statute or statutes;

b. "appoint" includes "elect" and vice versa;

c. "articles" means the articles of incorporation or continuance of the Corporation, as from time to time amended or restated;

d. "board" means the board of directors of the Corporation;

e. "business day" means a day which is not a non-business day;

f. "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

g. "meeting of shareholders" includes an annual and a special meeting of shareholders;

h. "non-business day" means Saturday, Sunday and any other day that is a holiday as from time to time defined in *The Interpretation Act* of Alberta;

i. "Regulations" means the regulations under the Act as published or from time to time amended and every regulation that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefore in the new regulations;

j. "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by virtue of section 3.01 of this by-law or by a resolution passed pursuant thereto; and

k. "special meeting of shareholders" means a meeting of any particular class or classes of shareholders and a meeting of all shareholders entitled to vote at any annual meeting of shareholders at which special business is to be transacted.

Save as aforesaid, all terms which are contained in the by-laws of the Corporation and which are defined in the Act or the Regulations shall, unless the context otherwise specifies or requires, have the meanings given to such terms in the Act or the Regulations. Words importing the singular number include the plural and vice versa; the masculine shall include the feminine; and the word "person" shall include an individual, partnership, association, body corporate, body politic, trustee, executor, administrator and legal representative.

Headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

DIVISION TWO
BANKING AND SECURITIES

2.01 Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations or any other persons as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of power as the board may from time to time prescribe or authorize.

2.02 Voting Rights in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of such voting certificates or evidence of the right to exercise such voting rights. In addition, the board, or failing the board, the signing officers of the Corporation, may direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

DIVISION THREE
EXECUTION OF INSTRUMENTS

3.01 Authorized Signing Officers

Unless otherwise authorized by the board, deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two of the president, chairman of the board, managing director, any vice-president, any director, secretary,

treasurer, any assistant secretary or any assistant treasurer or any other officer created by by-law or by the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same, but no instrument is invalid merely because the corporate seal is not affixed thereto.

The signature or signatures of any person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all deeds, transfers, assignments, contracts, obligations, certificates and other instruments of the Corporation executed or issued by or on behalf of the Corporation and all deeds, transfers, assignments, contracts, obligations, certificates and other instruments of the Corporation on which the signature or signatures of any of the foregoing persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such deeds, transfers, assignments, contracts, obligations, certificates and other instruments of the Corporation.

3.02 Cheques, Drafts and Notes

All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or person or persons, whether or not officers of the Corporation, and in such manner as the board may from time to time designate by resolution.

DIVISION FOUR
DIRECTORS

4.01 Number

The board shall consist of such number of directors as is fixed by the articles, or where the articles specify a variable number, shall consist of such number of directors as is not less than the minimum nor more than the maximum number of directors provided in the articles and as shall be fixed from time to time by resolution of the shareholders.

4.02 Election and Term

Subject to the articles or a unanimous shareholder agreement, the election of directors shall take place at each annual meeting of shareholders and all of the directors then in office, unless elected for a longer period of time (not to exceed the close of the third (3rd) annual meeting of shareholders following election), shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall, subject to the articles or a unanimous shareholder agreement, be the number of directors then in office, or the number of directors whose terms of office expire at the meeting, as the case may be, except that, if cumulative voting is not required by the articles and the articles otherwise permit, the shareholders may resolve to elect some other number of directors. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. If the articles

provide for cumulative voting, each director elected by shareholders (but not directors elected or appointed by creditors or employees) ceases to hold office at the annual meeting and each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors he is entitled to vote for, and he may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. If he has voted for more than one candidate without specifying the distribution among such candidate, he shall be deemed to have divided his votes equally among the candidates for whom he voted.

4.03 Removal of Directors

Subject to the Act and the articles, the shareholders may by ordinary resolution passed at a special meeting remove any director from office, except a director elected by employees or creditors pursuant to the articles or a unanimous shareholder agreement, and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board. However, if the articles provide for cumulative voting, no director shall be removed pursuant to this section where the votes cast against the resolution for his removal would, if cumulatively voted at an election of the full board, be sufficient to elect one or more directors.

4.04 Consent

A person who is elected or appointed a director is not a director unless:

a. he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or

b. if he was not present at the meeting when he was elected or appointed:

 i. he consented in writing to act as a director before his election or appointment or within ten (10) days after it, or

 ii. he has acted as a director pursuant to the election or appointment.

4.05 Vacation of Office

A director of the Corporation ceases to hold office when:

a. he dies or resigns;

b. he is removed in accordance with section 109 of the Act; or

c. he becomes disqualified under subsection 105(1) of the Act.

4.06 Committee of Directors

The directors may appoint from among their number a managing director, who must be a resident Canadian, or a committee of directors, however designated, of which at least one-quarter of the members must be resident Canadians, and subject to section 115 of the Act may delegate to the managing director or such committee any of the powers of the directors. A committee may be comprised of one director.

4.07 Transaction of Business of Committee

Subject to the provisions of this by-law with respect to participation in a meeting, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all of the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Alberta and may be called by any one member of the committee giving notice in accordance with the by-laws governing the calling of meetings of the board.

4.08 Procedure

Unless otherwise determined herein or by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

4.09 Remuneration and Expenses

Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.10 Vacancies

Subject to the Act, a quorum of the board may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

4.11 Action by the Board

Subject to any unanimous shareholder agreement, the board shall manage or supervise the management of the business and affairs of the Corporation. Notwithstanding a vacancy among the directors, a quorum of directors may exercise all the powers of the directors. If the Corporation has only one director, that director may constitute a meeting.

DIVISION FIVE
MEETING OF DIRECTORS

5.01 Place of Meeting

Meetings of the board may be held at any place within or outside Alberta.

5.02 Notice of Meeting

Unless the board has made regulations otherwise, meetings of the board may be summoned on twenty-four (24) hours' notice, given verbally or in writing, and whether by means of telephone or telegraph, electronic means in accordance with the provisions of the *Electronic Transactions Act*, or any other means of communication. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

a. submit to the shareholders any question or matter requiring approval of the shareholders;

b. fill a vacancy among the directors or in the office of auditor;

c. appoint additional directors;

d. issue securities, except in the manner and on the terms authorized by the board;

e. declare dividends;

f. purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the board;

g. pay a commission for the sale of shares;

h. approve a management proxy circular;

i. approve any financial statements to be placed before the shareholders at an annual meeting; or

j. adopt, amend or repeal by-laws.

Provided, however, that a director may in any manner, and either before or after the meeting, waive notice of a meeting and attendance of a director at a meeting of the board shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

For the first meeting of the board to be held immediately following an election of directors no notice of such meeting shall be necessary, and for a meeting of the board at which a director is to be appointed to fill a vacancy in the board, no notice of such meeting shall be necessary to the newly elected or appointed director or directors in order to legally constitute the meeting, provided, in each case, that a quorum of the directors is present.

5.03 Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

5.04 Calling of the Meetings

Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine. Should more than one of the above-named call a meeting at or for substantially the same time, there shall be only one meeting held and such meeting shall occur at the time and place determined by, in order of priority, the board, any two directors, the chairman, or the president.

5.05 Regular Meetings

The board may, from time to time, appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, and forthwith to each director subsequently elected or appointed, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted thereat to be specified.

5.06 Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director or president. If no such officer is present, the directors present shall choose one of their number to be chairman.

5.07 Quorum

Subject to the following section 5.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors holding office or such greater number of directors as the board may from time to time determine.

5.08 One-Quarter Canadian Representation at Meetings

Directors shall not transact business at a meeting of directors unless at least one-quarter of the directors present are resident Canadians. Notwithstanding the foregoing, directors may transact business at a meeting of directors when less than one-quarter of the directors present are resident Canadians if:

a. a resident Canadian director who is unable to be present approves in writing or by electronic means, telephone or other communications facilities the business transacted at the meeting; and

b. the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least one-quarter of the directors present at the meeting.

5.09 Voting

Questions arising at any meeting of the board shall be decided by a majority of votes, and in the event of any equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

5.10 Participation in Meeting

A director may participate in a meeting of the board or a committee of the board by electronic means, telephone, or other communication facilities as permit all persons participating in the meeting to hear or otherwise communicate with each other, and a director participating in such meeting by such means is deemed to be present at the meeting.

5.11 Resolution in Lieu of Meeting

Notwithstanding any of the foregoing provisions of this by-law, a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board or a committee of directors is as valid as if it had been passed at a meeting of the board or committee of directors, as the case may be. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

5.12 Amendments to the Act

It is hereby affirmed that the intention of sections 4.06, 5.08 and 7.03, as they relate to Canadian representation, is to comply with the minimum requirements of the Act and in the event that such minimum requirements shall be amended, deleted or replaced such that no, or lesser, requirements with respect to Canadian representation are then in force, such sections shall be deemed to be correspondingly amended, deleted or replaced without any further act of the directors or shareholders of the Corporation.

DIVISION SIX
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.01 Conflict of Interest

A director or officer shall not be disqualified from his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation or a subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract or transaction or proposed contract or transaction at the time and in the manner provided by the Act. Subject to the provisions of the Act, a director or officer shall not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, if necessary, and it was fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction.

[redacted]

Even if the above conditions are not met, a director or officer acting honestly and in good faith shall not be accountable to the Corporation or to its shareholders for any profit realized from a material contract or material transaction for which disclosure is required by the Act, and such contract or transaction shall not be void or voidable by reason only of the director or officer's interest therein, provided that the material contract or material transaction was approved or confirmed by special resolution at a meeting of the shareholders, disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before such contract or transaction was approved or confirmed, and such contract or transaction was reasonable and fair to the Corporation at the time it was approved or confirmed.

6.02 <u>Limitation of Liability</u>

Every director and officer of the Corporation, in exercising his powers and discharging his duties, shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer, for the time being of the Corporation, shall be liable for the acts, neglects or defaults of any other director or officer or employee or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting for any dealings with any moneys, securities or other assets belonging to the Corporation or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the Regulations thereunder or from liability for any breach thereof. The directors, for the time being of the Corporation, shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board.

No act or proceeding of any director or officer or the board shall be deemed invalid or ineffective by reason of the subsequent ascertainment of any irregularity in regard to such act or proceeding or the election, appointment or qualification of such director or officer or board.

6.03 <u>Indemnity</u>

Subject to section 124 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

a. the acted honestly and in good faith with a view to the best interests of the Corporation; and

b. in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation shall also indemnify such persons in such other circumstances as the Act permits or requires. Nothing herein contained shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this section 6.03.

6.04 Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in section 6.03 against any liability incurred by him:

a. in his capacity as a director or officer of the Corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation; or

b. in his capacity as a director or officer of the another body corporate where he acts or acted in that capacity at the Corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

DIVISION SEVEN
OFFICERS

7.01 Election or Appointment

Subject to any unanimous shareholder agreement, the board may, from time to time, appoint a chairman of the board, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Except for a managing director and a chairman of the board who must be directors, an officer may, but need not be, a director and one person may hold more than one office.

7.02 Chairman of the Board

The chairman of the board shall, when present, preside at all meetings of the board, committees of directors and at all meetings of shareholders.

If no managing director is appointed, the board may assign to the chairman of the board any of the powers and duties that, by any provision of this by-law, are assigned to the managing director; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

7.03 Managing Director

The managing director, if any, shall be a resident Canadian and shall have, subject to the authority of the board, general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.

7.04 President

The president shall, subject to the authority of the board and the managing director, if any, have such powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office; provided, however, that unless he is a director he shall not preside as chairman at any meeting of the board or of a committee of directors.

7.05 Vice-President

During the absence or disability of the president, his duties shall be performed and his powers exercised by the vice-president or, if there is more than one, by the vice-president designated from time to time by the board or the president; provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of the board or of a committee of directors. A vice-president shall have such other powers and duties as the board or the president may prescribe.

7.06 Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of directors and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer, if any, may specify.

7.07 Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions and he shall have such other powers and duties as the board or chief executive officer, if any, or the president may specify.

7.08 General Manager or Manager

If elected or appointed, the general manager shall have, subject to the authority of the board, the managing director, if any, the chief executive officer, if any, and the president, full power to manage and direct the business and affairs of the Corporation (except such matters and duties as by law must be transacted or performed by the board and/or by the shareholders) and to employ and discharge agents and employees of the Corporation and may delegate to him or them any lesser authority. A general manager or manager shall conform to all lawful orders given to him by the board and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by a general manager or manager shall be subject to discharge by the board.

[redacted]

7.09 Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board, the managing director, if any, or the chief executive officer, if any, or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer, if any, or the president otherwise directs.

7.10 Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

7.11 Vacancies

If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the board, by resolution, may appoint a person to fill such vacancy.

7.12 Remuneration and Removal

The remuneration of all officers appointed by the board shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined. All officers shall be subject to removal by resolution of the board at any time, with or without cause, notwithstanding any agreement to the contrary, provided however that this right of removal shall not limit in any way such officer's right to damages by virtue of such agreement or any other rights resulting from such removal in law or equity.

7.13 Agents and Attorneys

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

7.14 Conflict of Interest

An officer shall disclose his interest in any material contract or material transaction or proposed material contract or proposed material transaction with the Corporation in accordance with section 6.01.

7.15 Fidelity Bonds

The board may require such officers, employees and agent of the Corporation, as the board deems advisable, to furnish bonds for the faithful discharge of their powers and duties, in such forms and with such surety as the board may from time to time determine.

DIVISION EIGHT
SHAREHOLDERS' MEETINGS

8.01 Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held at such time and on such day in each year and at such place or places as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors if required by the Act or the articles, and for the transaction of such other business as may properly be brought before the meeting.

8.02 Special Meetings

The board shall have the power to call a special meeting of shareholders at any time.

8.03 Place of Meetings

Meetings of shareholders shall be held as provided for in the articles, or failing any reference in the articles, at such place in Alberta as the board may determine. Subject to the Act, if the directors or the shareholders of the Corporation call a meeting of shareholders, the directors or the shareholders, as the case may be, may determine that the meeting shall be held entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.04 Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fifty (50) days and not less than twenty-one (21) days, as a record date for the determination of shareholders entitled to notice of or to vote at the meeting. If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of or to vote at the meeting shall be the close of business on the date immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

8.05 Notice of Meeting

Notice of the time and place of each meeting of shareholders shall be sent not less than twenty-one (21) days and not more than fifty (50) days before the meeting to each shareholder entitled to vote at the meeting, each director and the auditor of the Corporation. Such notice may be sent by electronic means in accordance with the *Electronic Transactions Act*, or by mail addressed to, or may be delivered personally to, the shareholder, at his latest address as shown in the records of the Corporation or its transfer agent, to the director, at his latest address as shown in the records of the Corporation or in the last notice filed pursuant to section 106 or 113 of the Act, or to the auditor, at his most recent address as shown in the records of the Corporation. A notice of meeting of shareholders sent by mail to a shareholder, director or auditor in accordance with the above is deemed to be served on the day on which it was deposited in the mail. A notice of a meeting is not required to be sent to shareholders who are not registered on the records of the Corporation or its transfer agent on the record date as determined according to section 8.04 hereof. Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the

meeting. A special meeting and an annual meeting may be convened by one and the same notice and it shall not be an objection to the notice that it only convenes the second meeting contingently on any resolution being passed by the requisite majority at the first meeting.

8.06 Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in section 8.07 hereof, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except to the extent that such person has transferred any of his shares after the record date set pursuant to section 8.04 hereof, or, if no record date is fixed, after the date on which the list referred to in section 8.07 is prepared, and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than ten (10) days before the meeting that his name be included to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the close of business on the record date, or if no record date is set, at the close of business on the date preceding the date notice is sent, is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

8.07 List of Shareholders Entitled to Notice

The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order, and showing the number of shares held by each shareholder in accordance with section 137 of the Act. If a record date for the meeting is fixed pursuant to section 8.04 hereof by the board, the shareholders listed shall be those registered at the close of business on the record date. If no record date is fixed by the board, the shareholders listed shall be those listed at the close of business on the last business day immediately preceding the day on which notice of a meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained and at the place where the meeting is held.

8.08 Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

a. if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and

b. if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held.

At such meetings any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to a meeting being held at such place.

8.09 Waiver of Notice

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

8.10 Chairman, Secretary and Scrutineers

The chairman of the board or, in his absence, the president, if such an officer has been elected or appointed and is present, or otherwise a vice-president who is a shareholder of the Corporation, shall be chairman of any meeting of shareholders. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, or declines to be chairman of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

8.11 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

8.12 Quorum

A quorum at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or by any other by-law) shall be persons present not being less than two (2) in number and holding or representing not less than five (5%) per cent of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

8.13 Participation in Meeting

A shareholder or any other person entitled to attend a meeting may participate in a meeting of shareholders by electronic means, telephone or other communication facilities as permit all persons participating in the meeting to hear or otherwise communicate with each other, and a person participating in such a meeting by such means is deemed to be present at the meeting. Subject to the Act, any person participating in a meeting pursuant to this section and entitled to vote at the meeting may vote by electronic means, telephone or other communication facility that the Corporation has made available for that purpose.

8.14 Proxyholders and Representatives

Votes at meetings of the shareholders may be given either personally or by proxy; or, in the case of a shareholder, who is a body corporate or association, by an individual authorized by a resolution of the board or governing body of the body corporate or association to represent it at a meeting of shareholders of the Corporation, upon producing a certified copy of such resolution or otherwise establishing his authority to vote to the satisfaction of the secretary or the chairman.

A proxy shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and is valid only at the meeting in respect of which it is given or any adjournment of that meeting. A person appointed by proxy need not be a shareholder.

8.15 Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of Saturdays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

8.16 Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholder may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

8.17 Votes to Govern

Except as otherwise required by the Act, all questions proposed for the consideration of shareholders at a meeting of shareholders shall be determined by a majority of the votes cast and in the event of an equality of votes at any meeting of shareholders, the chairman shall have a second or casting vote.

8.18 Conduct of Vote

Subject to the Act, voting at a meeting of shareholders shall be by a show of hands, unless a ballot is required or demanded as hereinafter provided, and may be held, subject to the Act, entirely by electronic means, telephone or other communication facility, if the corporation makes such a communication facility available. Every person who is present or otherwise participating in the meeting pursuant to section 8.13 hereof and entitled to vote shall have one vote. Whenever a vote shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of shareholders upon the said question.

8.19 Ballots

On any question proposed for consideration at a meeting of shareholders, a shareholder, proxyholder or other person entitled to vote may demand and the chairman may require that a ballot be taken either before or upon the declaration of the result of any vote. If a ballot is demanded on the election of a chairman or on the question of an adjournment it shall be taken forthwith without an adjournment. A ballot demanded or required on any other question shall be taken in such manner as the chairman shall direct. A demand or requirement for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares that he is entitled to vote at the meeting upon the question, to the number of votes as provided for by the articles or, in the absence of such provision in the articles, to one vote for each share he is entitled to vote. The result of the ballot so taken shall be the decision of the shareholders upon the question. The demand or requirement for a ballot shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the ballot has been demanded or required.

8.20 Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of the adjournment. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given in the same manner as notice for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) day, subsection 149(1) of the Act does not apply.

8.21 Resolution in Lieu of a Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required to be dealt with at a meeting of shareholders and signed by all the shareholders entitled to vote at such meeting, satisfies all the requirements of the Act relating to meetings of shareholders. A copy of every such resolution in writing shall be kept with minutes of the meetings of shareholders. Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

8.22 Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

DIVISION NINE
SHARES

9.01 Non-Recognition of Trusts

Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

9.02 Certificates

The shareholder is entitled at his option to a share certificate that complies with the Act or a non-transferable written acknowledgement of his right to obtain a share certificate from the Corporation in respect of the securities of the Corporation held by him. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as described by the Act and as the board shall from time to time approve. A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on the share certificate may be printed or otherwise mechanically reproduced on it.

9.03 Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issuance of a new share certificate or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04 Joint Holders

The Corporation is not required to issue more than one share certificate in respect of a share held jointly by several persons, and delivery of a certificate to one of several joint holders is sufficient delivery to all. Any one of such holders may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such certificate.

DIVISION TEN
TRANSFER OF SECURITIES

10.01 Registration of Transfer

If a share in registered form is presented for registration of transfer, the Corporation shall register the transfer if:

a. the share is endorsed by an appropriate person, as defined in section 64 of the Act;

b. reasonable assurance is given that the endorsement is genuine and effective;

c. the Corporation has no duty to enquire into adverse claims or has discharged any such duty;

d. any applicable law relating to the collection of taxes has been complied with;

e. the transfer is rightful or is to a bona fide purchaser; and

f. the transfer fee, if any, has been paid.

[redacted]

10.02 Transfer Agents and Registrar

The board may from time to time by resolution appoint or remove one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities register or registers, and an agent or agents to maintain a branch securities register or registers. Agents so appointed may be designated as transfer agent or registrar according to their functions, and a person may be appointed and designated with functions as both registrar and transfer or branch transfer agent. Registration of the issuance or transfer of a security in the central securities register or in a branch securities register is complete and valid registration for all purposes.

10.03 Securities Registers

A central securities register of the Corporation shall be kept at its registered office or at any other place in Alberta designated by the board to record the shares and other securities issued by the Corporation in registered form, showing with respect to each class or series of shares and other securities:

a. the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

b. the number of shares or other securities held by each holder; and

c. the date and particulars of the issuance and transfer of each share or other security.

A branch securities register or registers may be kept either in or outside Alberta at such place or places as the board may determine. A branch securities register shall only contain particulars of securities issued or transferred at that branch. Particulars of each issue or transfer of a security registered in a branch securities register shall also be kept in the corresponding central securities register.

10.04 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

DIVISION ELEVEN
DIVIDENDS AND RIGHTS

11.01 Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully-paid shares of the Corporation.

11.02 Dividend Cheques

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and shall be mailed by prepaid ordinary mail to such registered holder at his address recorded in the Corporation's securities

register or registers or such address as such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

11.03 Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

11.04 Unclaimed Dividends

No dividend shall bear interest against the Corporation. Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

11.05 Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than fifty (50) days the date for the payment of any dividend, as a record date for the determination of the persons entitled to receive payment of such dividend, provided that, unless waived as provided for in the Act, notice of any such record date is given, not less than seven (7) days before such record date, by newspaper advertisement in the manner provided in the Act and by written notice to each stock exchange in Canada, if any, on which the Corporation's shares are listed for trading. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend shall be at the close of business on the day on which the resolution relating to such dividend is passed by the board.

DIVISION TWELVE
INFORMATION AVAILABLE TO SHAREHOLDERS

12.01 Confidential Information

Except as provided by the Act, no shareholders shall be entitled to obtain information respecting any details or conduct of the Corporation's business which, in the opinion of the directors, it would be inexpedient in the interests of the Corporation to communicate to the public.

12.02 Conditions of Access to Information

The directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholders shall have any right to inspect any document or book or register or account record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

[redacted]

12.03 Registered Office and Separate Records Office

The registered office of the Corporation shall be at a place within Alberta and at such location therein as the board may from time to time determine. The records office will be at the registered office or at such location, if any, within Alberta, as the board may from time to time determine.

DIVISION THIRTEEN
NOTICES

13.01 Method of Giving Notices

A notice or document required by the Act, the Regulations, the articles or the by-laws to be sent to a shareholders or director of the Corporation may be sent by electronic means in accordance with the provisions of the *Electronic Transactions Act*, or by prepaid mail addressed to, or may be delivered personally to:

a. the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

b. the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113.

A notice or document sent by mail in accordance with the foregoing to a shareholders or director of the Corporation is deemed to be received by him at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholders or director did not receive the notice or document at the time or at all.

13.02 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

13.03 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholders from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.04 Non-Receipt of Notices

If a notice or document is sent to a shareholder in accordance with section 13.01 and the notice or document is returned on two (2) consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notice or documents to the shareholder until the shareholder informs the Corporation in writing of his new address; provided always, that in the event of the return of a notice of a shareholders meeting mailed to a shareholder in accordance with section 13.01

the notice shall be deemed to be received by the shareholder on the date deposited in the mail notwithstanding its return.

13.05 Omissions and Errors

Subject to the Act, the accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06 Signature on Notices

Unless otherwise specifically provided, the signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

13.07 Waiver of Notice

If a notice or document is required by the Act or the Regulations, the articles, the by-laws or otherwise to be sent, the sending of the notice or document may be waived or the time for the notice or document may be waived or abridged at any time with the consent in writing of the person entitled to receive it. The consent of a person entitled to waive the requirement for the sending of a notice or document or to waive or abridge the time for the notice or the document may be sent by electronic means in accordance with the provisions of the *Electronic Transactions Act.*

DIVISION FOURTEEN
MISCELLANEOUS

14.01 Directors to Require Surrender of Share Certificates

The directors in office when a Certificate of Continuance is issued under the Act are hereby authorized to require the shareholders of the Corporation to surrender their share certificate(s), or such of their share certificates as the directors may determine, for the purpose of cancelling the share certificates and replacing them with new share certificates that comply with section 48 of the Act, in particular, replacing existing share certificate with share certificates that are not negotiable securities under the Act. The directors in office shall act by resolution under this section 14.01 and shall in their discretion decide the manner in which they shall require the surrender of existing share certificates and the time within which the shareholders must comply with the requirement and the form or forms of the share certificates to be issued in place of the existing share certificates. The directors may take such proceedings as they deem necessary to compel any shareholder to comply with a requirement to surrender his share certificate or certificates pursuant to this section. Notwithstanding any other provision of this by-law, but subject to the Act, the director may refuse to register the transfer of shares represented by a share certificate that has not been surrendered pursuant to a requirement under this section.

14.02 Financial Assistance to Shareholders, Employees and Others

The Corporation may give financial assistance by means of a loan, guarantee or otherwise to any person for any purpose in accordance with the provisions of the Act and the Regulations including, without limitation, the disclosure requirements specified therein.

14.03 Severability

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

MADE by the Board the 12th day of April 2005.

Alan MacDonald
Vice-President, Finance

CONFIRMED by the Shareholders in accordance with the *Business Corporations Act* (Alberta), the 12th day of April 2005.

Alan MacDonald
Vice-President, Finance

MATERIAL CHANGE REPORT

1. Name and Address of Reporting Issuer:

Rockyview Energy Inc. ("**Rockyview**")
2100, 144 - 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

2. Date of Material Change:

June 21, 2005.

3. News Release:

A press release disclosing the details discussed in this Material Change Report was jointly issued by Rockyview and APF Energy Trust ("**APF**") on June 21, 2005 and disseminated through the facilities of a recognized news wire service.

4. Summary of Material Change:

APF and Rockyview announced that APF's unitholders approved APF's plan of arrangement and related transactions respecting the creation of Rockyview and the merger with StarPoint Energy Trust ("**StarPoint**"). APF also received the approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals in respect of the plan of arrangement. The plan of arrangement was completed and was effective on June 21, 2005. At their election, APF unitholders received 0.167 of a Rockyview common share for each APF unit held.

The Rockyview common shares have been conditionally approved for listing on the Toronto Stock Exchange under the symbol "RVE" and it is anticipated that trading in such shares will commence on or about June 24, 2005.

5. Full Description of Material Change:

APF and Rockyview announced that APF's unitholders approved APF's plan of arrangement and related transactions respecting the creation of Rockyview and the merger with StarPoint. APF also received the approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals in respect of the plan of arrangement. The plan of arrangement was completed and was effective on June 21, 2005. At their election, APF unitholders received 0.167 of a Rockyview common share for each APF unit held.

As a result of the completion of the plan of arrangement and the initial private placement of units of Rockyview for gross proceeds of $8 million, Rockyview currently has outstanding approximately 12 million common shares, 913,149 common share purchase warrants (each of which entitles the holder to acquire one common share of Rockyview at an exercise price of $5.26 per share until February 21, 2008) and options to purchase 922,502 common shares at an exercise price of $4.38 per share until June 21, 2010.

The Rockyview common shares have been conditionally approved for listing on the Toronto Stock Exchange under the symbol "RVE" and it is anticipated that trading in such shares will commence on or about Friday, June 24, 2005.

The Rockyview team will be lead by APF's senior management, including Steve Cloutier (President and Chief Executive Officer), Alan MacDonald (Vice President, Finance and Chief Financial Officer), Daniel Allan (Chief Operating Officer), Wayne Geddes (Vice President, Land) and Howard Anderson (Vice President, Engineering).

The board of directors of Rockyview is comprised of Martin Hislop (Chairman), Nancy Penner, John Howard, Scott Dawson and Steve Cloutier.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Executive Officer:**

The name and business numbers of the executive officer of Rockyview who is knowledgeable of the material change and this report is:

Alan MacDonald, Vice-President, Finance and Chief Financial Officer

Telephone: (403) 294-1000
Facsimile: (403) 294-1010

9. **Date of Report:**

This report is dated June 22, 2005.

cc: Toronto Stock Exchange